Form 20-F
period 2002-12-31
CANADENTE RESOURCE CORP
filed 2004-01-22
CIK 1163583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

___REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

      EXCHANGE ACT OF 1934

OR

_X_ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

       ACT OF 1934 For the fiscal year ended ____December 31, 2002____

OR

___TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

       EXCHANGE ACT OF 1934

       For the transition period from __________ to _______________

Commission file number:  0-31218

Candente Resource Corp.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

#200 – 905 West Pender Street Vancouver B.C. V6C 1L6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

N/A                                   N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

23,333,803

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   _X_  Yes     ___  No

Indicate by check mark which financial statement item the registrant has elected to follow.

_X_ Item 17    ___ Item 18

Index to Exhibits on Page 111

#

CANDENTE RESOURCE CORPORATION

Form 20-F Annual Report

Table of Contents

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	90
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	90
Item 15.	Reserved
Item 16.	Reserved

Part III

Item 17.	Financial Statements	90
Item 18.	Financial Statements	90
Item 19.	Exhibits	90

Glossary of Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Andesite - A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

Anomaly - Any difference from the normal background which may indicate the presence of mineralization in the underlying bedrock.

Argillic - Pertaining to clay or clay minerals; Argillic Alteration is when certain minerals of a rock are converted to minerals of the clay group.

Arsenopyrite - the most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver, and gold.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample.  Technique usually involves firing/smelting.

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Caldera - A large, basin-shaped volcanic depression, more or less circular, the diameter of which is many times greater than that of the included vent or vents.

Chalcopyrite - A sulphide mineral of copper and iron.

Clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

Dacite - A fine-grained extrusive rock with the same general composition as andesite, but having with more quartz.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Diorite - An intrusive igneous rock.

Disseminated – where minerals occur as scattered particles in the rock.

Enrichment - A mineral deposition process in which near-surface oxidation produces acidic solutions that leach metals, carry them downward, and reprecipitate them, thus enriching sulfide minerals already present.

Epithermal – low temperature hydrothermal process or product.

Fault – a fracture or break in rock along which there has been movement.

Feldspar - A group of crystalline minerals consisting of aluminum silicates and other elements that include microcline, orthoclase, plagioclase and others. Constituting 60% of the Earth's crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Gabbro – a coarse-grained, crystalline, dark igneous rock.

Galena - Lead sulphide, the most common ore mineral of lead.

Geochemistry - The study of the chemical properties of rocks.

Geological Modeling – The study of the properties of the geology of a specific property or mineral deposit. The model may be descriptive, using known attributes, or theoretical, designed to explain a possible concept which can then be tested by exploration methods.

Geophysical Survey - A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Granite - any holocrystalline, quartz-bearing plutonic rock.

Granitic - Pertaining to or composed of granite.

Granodioritic - A group of coarse-grained plutonic rocks intermediate in composition between quartz diorite and quartz monzonite, containing quartz, plagioclase and potassium feldspar.

Grid - A network composed of two sets of uniformly spaced parallel lines, usually intersecting at right angles and forming squares, superimposed on a map, chart, or aerial photograph, to permit identification of ground locations by means of a system of coordinates and to facilitate computation of direction and distance.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Ignimbrite - The rock formed by the widespread deposition and consolidation of ash flows.

Induced Polarization (IP) - A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Leaching - The extraction of soluble metals or salts from an ore by means of slowly percolating solutions, such as the separation of gold by treatment with a cyanide solution. If an ore is amenable to leaching, it is considered “leachable”

Line Cutting – Clearing straight lines through the bush to permit sightings for geophysical and other surveys.

Logging - The process of recording geological observations of drill core either on paper or into a computer.

Mafic - Igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

Magnetite - Black, magnetic iron ore; an iron oxide.

Manto - A flat-lying, bedded deposit; either a sedimentary bed or a replacement strata-bound orebody.

Mineralization - occurrences of minerals, which may have an economic value.

Mesothermal – a hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 to 300 degrees C (Celsius).

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Muscovite – A rock of the mica group that is a common rock-forming mineral in silicic plutonic rocks. It is also a hydrothermal and weathering product of feldspar.

Mylonite - A compact rock without cleavage, but with a streaky or banded structure, produced by the extreme granulation and shearing of rocks that have been pulverized and rolled during overthrusting or intense dynamic metamorphism.

Net Smelter Return Royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Outcrop - The part of a rock formation that appears at the surface of the ground.

Plagioclase: Any of a group of feldspars containing a mixture of sodium and calcium feldspars.

Porphyry - Any igneous rock in which relatively large crystals, are set in a fine-grained groundmass.

Porphyry copper - A deposit of disseminated copper minerals in or around a large body of intrusive rock.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Replacement - Change in composition of a mineral or mineral aggregate, presumably accomplished by mineral solutions taking the place of some other, different substance

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Schist - A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Scree – loose rocks or fragments of rock, usually piled against a hillside or slope.

Sedimentary rocks - Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

Sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Shale - Sedimentary rock formed by the consolidation of mud or silt.

Showing - Surface occurrence of mineral.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Siltstone - An indurated silt having the texture and composition of shale but lacking its fine lamination or fissility; a massive mudstone in which the silt predominates over clay.

Staking – The term for acquiring a previously unclaimed mining claim by going onto the land and driving metal stakes along the boundary of the proposed claim before registering the claim with governmental authorities.

Stibnite – a sulphide of antimony, the mineral may also contain gold and silver.

Stockwork - A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can potentially be mined.

Thrust - An overriding movement of one crustal unit over another. A Thrust Belt is a region where thrusting has occurred.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Tuff - A general term for all consolidated pyroclastic rocks.

Universal Transverse Mercator (UTM) – A method of mapping the earth’s surface using 1000 meter grid lines that divide the earth into even grids.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Vigencia Fee - The annual fee levied by the Peruvian Government on mining claims. Currently, the Fee is US$3.00 per claim.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Vug - A small cavity in a rock, usually lined with crystals of a different mineral composition than the enclosing rock.

Part I

Item 1.  Identity of Officers and Directors

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002, 2001, and 2000, was derived from the financial statements of the Company which were audited by Beauchamp & Company, Chartered Accounts, independent auditor, as indicated in their report which is included elsewhere in this Annual Report.

The information in Table No. 2 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 9, “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

Reference is made to Note 10 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  Refer to ITEM 1, “PLAN OF OPERATIONS” and see ITEM 9, “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 2

Selected Financial Data

(US$ in 000, except per share data)

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98

Interest Income	$11	$0.8	$8.1	$0.3	$5
Net Income(Loss)Cdn. GAAP(1)	($437)	($448)	($160.7)	($203)	($44.2)
Earnings(Loss) Per Share Cdn GAAP	($0.02)	($0.05)	($0.03)	($0.04)	($0.01)

Net Income(Loss)US GAAP	($1,715)	($503)	($420.2)	($298.5)	($403.3)
Earnings (Loss) Per Share US GAAP(2)	($0.10)	($0.07)	($0.08)	($0.08)	($0.12)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0
Wtd.Avg.No.Shares US GAAP	16,831	7,678	5,427	3,816	3,318
Wtd.Avg.No.Shares Cdn GAAP	17,581	9,210	6,177	4,566	4,068

Working Capital	$677	$267	$89.8	($57.8)	($42.6)
Mineral Properties Cdn GAAP	$2,180	$902	$848	$590.6	$588.2
Mineral Properties US GAAP	$0	$0	$0	$0	0
Long Term Debt Cdn GAAP	$0	$0	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$2,891	$1,173	$942.3	$474.7	$545.6
Shareholders’ Equity US GAAP	$710	($143)	($689.8)	($379.2)	($186.5)
Total Assets (Cdn GAAP)	$2,984	$$1,193	$979.4	$710.2	$603.9
Total Assets (US GAAP)	$803	$290	$131.4	$119.6	$(42.6)

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.  References in this document to “$” and “US$” refer to US dollars, unless otherwise specified; references to “CDN$” refer to Canadian dollars.

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.36 as of June 30, 2003.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent fiscal periods ended September 30, 2003; the average rates for the periods; and the range of high and low rates for the periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44
Year Ended 12/31/98	$1.40	$1.46	$1.34	$1.42

Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.40	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59

Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60
Three Months Ended 12/31/01	$1.58	$1.60	$1.56	$1.59
Three Months Ended 9/30/01	$1.55	$1.58	$1.51	$1.58
Three Months Ended 6/30/01	$1.54	$1.58	$1.51	$1.52

September 2003	$1.36	$1.39	$1.35	$1.35
August 2003	$1.40	$1.41	$1.38	$1.39
July 2003	$1.38	$1.41	$1.34	$1.41
June 2003	$1.35	$1.38	$1.33	$1.36
May 2003	$1.38	$1.42	$1.34	$1.37
April 2003	$1.46	$1.48	$1.43	$1.43

Forward-looking Statements

This Annual Report contains forward-looking statements.  Words such as "anticipate",  "believe",  "expect",  "future", "may", "will", "should", "plan", "will likely result",  "intend",  "are expected to",  "will continue",  " is anticipated",  "estimate",  "project or projected", and similar expressions identify forward-looking statements.  Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company's beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward- looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. The Company has addressed all material risks, but a reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this Annual Report and future events may cause them to be less likely to prove to be true.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Annual Report that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly   from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Risk Factors

Risks Associated with Mining

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company’s Properties Are All At the Exploration Stage and Have No Proven Reserves:

The properties in which the Company has an ownership interest or the concessions in which the Company has the right to earn an ownership interest are in the exploratory stage only and are without a known body of ore. If the Company does not discover a body of ore in the properties in which the Company has an interest, management intends to search for other properties or concessions where they can continue similar work. There is no guarantee, however, that the Company will ever discover an ore body.

The Company’s Mineral Exploration Efforts May Be Unsuccessful:

There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production.

The Company has No Guarantee of Clear Title to its Mineral Properties:

The Company’s mining claims have not been surveyed and accordingly the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of lands comprising the claims may be in doubt. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects. The title reports prepared on the Company’s properties are not guarantees of title.

The Company has a Lack of Cash Flow to Support its Operations and Will Require Additional Financing:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

There is an Uncertainty of Obtaining Additional Funding to Meet the Company’s Expected Future Requirements; Any Additional Funding Would Lead to The Possible Dilution to Present and Prospective Shareholders:

The Company will require additional funds to complete future exploration if the Company’s current exploration programs are successful. Failure to obtain additional financing in a timely basis could cause the Company to forfeit its interest in its properties, and/or reduce or terminate its operations. There is no guarantee the Company will be successful in closing additional financings. In addition, future financings which the Company obtains may be on terms less favorable to the Company than those obtained previously. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Future Mineral Prices May Not Support Corporate Profit:

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, future market pricing and demand will result in a profitable enterprise. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to new discoveries or improved mining techniques.

The Company Operates in a Highly Competitive Industry:

The Company competes with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. The Company may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced resource industry professionals.  Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company’s Mineral Exploration Operations are Subject to Environmental Regulations:

The current and anticipated future operations of the Company require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry.  The Company’s exploration activities in both Peru and Canada are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require obtaining permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

There can be no assurance, however, that all permits which the Company may require for future exploration will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any project which the Company might undertake. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Risks Associated with Penny Stock Classification:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company Has a History of Net Losses

The Company has had net losses since May 1, 1997 (Date of incorporation).

In Fiscal 2002, ended December 31, the Company had a net loss of ($437,665) and the cumulative net loss from date of incorporation to December 31, 2002 has been ($1,313,545). As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

The Company is Subject to Foreign Currency Fluctuations

The Company operates in more than one country and in several currencies.  Candente’s offices are located in Canada, a significant number of its mining exploration properties are located in Peru and the Company’s financial results are reported in U.S. Dollars. The Corporation currency fluctuation exposure is primarily to the US Dollar and the Peruvian Nuevos Soles as all material commitments are in such currencies or Canadian Dollars. The Company has reported a foreign exchange loss in each of the last 3 fiscal years. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

Political Instability in Peru:

Certain of the Company’s current exploration properties are located in the country of Peru. Peru has a history of some political instability and may be considered a country with potential political risk. Future government actions concerning the economy or the operations and regulations of nationally important facilities such as mines could have a significant effect on the Corporation. The Company does not have, nor does it plan to purchase, any type of political risk insurance. Additionally, these factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to continue exploration activities.

The Company Has a Dependence on Certain Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel, particularly that of its President, Joanne Freeze, and its Manager of Exploration, Ing. Fredy Jose Huanqui Guerra.  There is little possibility that this dependence will decrease in the near term. The Company maintains no management agreement with any of its personnel, nor does the Company carry “Key Man” life insurance.  The loss of any of its management would have a negative effect on the Company’s operations.

Difficulty for U.S. Investors to Effect Service of Process Against the Company:

The Company is incorporated under the laws of the Canada.  The majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Candente Resource Corp. (hereinafter also referred to as the "Registrant" or the "Company") is a Canadian mineral resources exploration company.  The Company currently has interests mineral exploration properties in Peru and Newfoundland, Canada.

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded.

The Company’s head office is located at #200-905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6. Candente’s registered and records office is located at 1650-999 West Hastings Street, Vancouver, British Columbia V6C 2W2. The telephone number is (604) 689-1957 and the facsimile number is (604) 685-1946. The Company also maintains a website at www.candente.com. The Company’s contact person is Joanne Freeze, President.

The Company has 100,000,000 shares of no par common stock authorized. As of 12/31/02, the end of the Company’s most recent fiscal year, there were 23,333,803 shares of common stock outstanding.

The Company's common stock trades on the TSX Venture Exchange under the symbol "DNT".

Corporate Background

Incorporation Data

The Company was incorporated under the laws of British Columbia, Canada on May 1, 1997. The Company conducted it Initial Public Offering in Canada only and shares of the Company began trading on the Canadian Venture Exchange (now the TSX Venture Exchange) on May 15, 2000.

The Company has four wholly owned subsidiaries:

a.

Candente Resource (BVI) Corp., incorporated in the British Virgin Islands on July 18, 1997. All of the shares are beneficially owned by the Company.

b.

Compania Minera Ono Candente S.A. (Peru), incorporated in the Republic of Peru on May 15, 1997. All of the shares are beneficially owned by the Company.

c.

Candente Copper (BVI) Corp., incorporated in the British Virgin Island on August 9, 2001. All of the shares are beneficially owned by the Company.

d.

Exploraciones Milenio S.A. (Peru), incorporated in the Republic of Peru on August 18, 1999. All of the shares are indirectly owned by the Company through Candente Copper (BVI) Corp.

e.

Candente Vinland, incorporated in Newfoundland and Labrador, Canada, on July 12, 2002.

Historical Corporate Development

Since incorporation, the Company has been involved in the exploration of natural resource properties.

The Corporation was incorporated under the laws of the Province of British Columbia on May 1, 1997 under the name of 542074 B.C. Ltd., pursuant to the Company Act of British Columbia. On June 5, 1997, the Corporation converted from a specially limited company and changed its name to Candente Resource Corp. On September 27, 2002, the Company continued under the Canadian Business Corporation Act.

The Corporation commenced active exploration and acquisition of mineral resource properties in June 1997 through its wholly owned subsidiary, Compañía Minera Oro Candente S.A. The Corporation’s main objective is to acquire mineral properties, finance their exploration and development and bring them into production.

Between June of 1997 and June of 1999, the Company acquired by staking approximately 44,425 hectares of unclaimed mineral claims. During Fiscal Year 1997, the Company recorded acquisition costs of $45,905 and $183,151 in property exploration costs. In Fiscal Year 1998, the Company recorded acquisition costs of $44,018 and $315,128 in property exploration costs.

On December 15, 1998, the Company granted Westone Ventures, a public company listed on the Canadian Venture Exchange, an option to earn a 50% interest in the Company’s Pamel Claims, hereby known as the “Perlita Property”. To earn their interest, Westone was required to incur $2,500,000 in exploration expenditures and make payments to the Company totaling $410,000 over a period of four years. In December 1999, Westone assigned the its interests in the December 1998 agreement to Merendon Canada Inc., a private company related to Westone. Concurrently with the assignment, the Company agreed to extend the dates under which Merendon was required to complete the annual exploration expenditures and make the annual option payments. As of July 1, 2000, Merendon had failed to complete the annual exploration expenditures and to make the annual option payments. Therefore, the option expired and the Company again controls 100% of the Perlita Property.

On June 29, 1999 the Corporation entered into an agreement with Britannia Gold Corp. (now Nanotek Inc.), a public company listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Minera Britannia Gold S.A. (collectively “Britannia Gold”) whereby the Corporation acquired an option to acquire a 50% interest in 9,600 hectares of mineral properties in Peru. As of June 30, 2000 the Corporation had earned an additional one percent interest in the El Tigre and Columbia Properties and an additional four percent interest in the Sorpresa property, to bring the Corporations' total interest to 51%, 51% and 54% respectively. On January 31, 2001 the Corporation agreed to acquire Britannia’s remaining interests (to 100%) in all three of these properties for a payment of 500,000 common shares, subject to regulatory approval. Acquisition of the Britannia properties was completed on February 20, 2002.

During Fiscal Year 1999, the Company acquired by staking a further 10,200 hectares of unclaimed mineral claims in Peru. The Company recorded mineral exploration costs of $15,458 and mineral property exploration costs of $139,352 for the year. After conducting a review of its initial exploration, the Company determined some of its properties did not warrant further expenditures and wrote-off mineral properties worth $152,389.

In May 2000, the Company completed its initial public offering through the Canadian Venture Exchange. The Company sold 2,068,000 units (consisting of one common share and two transferable share purchase warrants) at Cdn$0.45 per unit for net proceeds of Cdn$780,427.

During Fiscal Year 2000, the Company staked a further 1000 hectares of mineral claims in Peru. During the year, the Company recorded mineral property acquisition costs of $29,122 and $199,547 of property exploration costs. After review of its properties, the Company wrote-off $27,355 of mineral properties.

The Corporation raised additional capital in March of 2001 through Private Placement by issuing 600,000 common shares at Cdn$0.25 per share for gross proceeds of Cdn$150,000.

In April 2001, the Corporation acquired a 100% interest in a disseminated and potentially leachable copper target for US$75,880 from Minero Peru.

In June 2001, the Company completed the private placement of 1,265,700 units consisting of one common share and one-half share purchase warrant for Cdn$0.20 per unit. The Warrants are exercisable at $0.25 until October 22, 2002. Net proceeds to the Company totaled Cdn$253,140.

During Fiscal 2001, the remaining claims underlying the Yanamay Property expired, and the Company wrote-off the remaining $90,707 in accumulated exploration costs related to the property. The Company also abandoned several other Peruvian claims it had staked and wrote-off accumulated acquisition and exploration expenses of $18,400 related to those claims.

In February 2002, the Company completed the private placement of 4,869,002 units consisting of one common share and one common share purchase warrant for Cdn$0.15 per unit. The Warrants are exercisable at Cdn$0.20 until January 31, 2003 and at Cdn$0.25 from February 1, 2003 until January 31, 2004. An additional 75,167 warrants were issued to the placement agents. Net proceeds from the placement was Cdn$730,350.

In April 2002, the Company agreed to a purchase option on the Linear Property in Newfoundland, Canada. The Company can acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments of Cdn$171,000, issuing 300,000 common shares and spending Cdn$1,000,000 in exploration expenditures, all over the next five years.

In May 2002, the Company closed the private placement of 2,850,000 units at Cnd$0.35 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant. Each full warrant is exercisable into a common share at a price of Cdn$0.44 until May 16, 2003 and at Cdn$0.49 from May 17, 2003 until May 16, 2004. 2,330,000 of the units were flow through units. The Company also issued 43,000 common shares at a deemed price of Cdn$0.34 and 25,000 warrants as a finders fee. Total proceeds to the Company were $636,490.

Also in May 2002, the Company announced the acquisition of 10 additional exploration properties, comprising 734 claims, in Newfoundland. The properties were staked on behalf of the Company by A.S.K. Prospecting, which as consideration received 200,000 common shares and a 0.75% NSR on each property, as well as additional shares of the Company depending upon the achievement of certain exploration benchmarks by the Company. An additional 6 properties, comprising a total of 612 claims, were later acquired under the same agreement.

In June 2002, the Company entered into an agreement with Hecla Mining regarding the Alto Dorado property in Peru. The Company earned a 100% interest in the property, subject to a 2.5% NSR, by applying for and funding all related exploration and development fees and issuing 100,000 common shares to Hecla.  The Transfer of Rights agreement was signed in July 2003.

In June 2002, the Company entered into an option to purchase a 100% interest in the Eastern Pond Property in Newfoundland. The Company can earn a 100% interest, subject to a 2.5% NSR, by making cash payments totaling Cdn$139,240, issuing a total of 228,000 common shares and making Cdn$756,600 in exploration expenditures, all over a five year period.

In July 2002, the Company reached an agreement with Cornerstone Resources to acquire interests in two properties in Newfoundland. The Company can earn an initial 51% interest in the Island Pond property by paying Cornerstone Cdn$115,000 in cash, issuing 115,000 shares and spending $1,500,000 on exploration, all over 4 years. The Company can increase its interest in the property to 61% by funding a bankable feasibility study and to 75% by arranging mine financing. For the Paul’s Pond property, the Company can earn an initial 51% interest by paying Cornerstone $90,000, issuing 90,000 common shares and spending $1,000,000 on exploration, all over 4 years. The Company can increase its interest to 61% by funding a bankable feasibility study and to 75% by arranging mine financing.

In August 2002, the Company completed two private placements of common shares. In the first, the Company issued 650,000 units at $0.45 per unit. Each unit consisted of one common share and one-half of a common share warrant. Each full warrant is exercisable into a common share at a price of Cdn$0.55 until August 19, 2003 and at Cdn$0.60 from August 20, 2003 until August 19, 2004. 470,000 of the units were flow-through units. The second private placement consisted of 2,000,000 common shares at a price of Cdn$0.60 per share. The company received net proceeds of $292,500 from the first placement and net proceeds of $1,200,000 from the second.

Also in October, the Company was declared the winning bidder by the Government of Peru in an auction for four claim blocks in Peru. The first two blocks are known as the Toril Zone, an area which is adjacent to, and was originally part of, the Alto Dorado property as explored by Hecla and which, under agreement, has been added to the Alto Dorado property agreement with Hecla. The Company paid the Peruvian Government US$50,227 for a 100% interest, subject to the agreement with Hecla, in the Toril Zone. The second two blocks (Areas C and E) are known as the Millo property in Southern Peru which the Company paid the Government of Peru $56,388 for a 100% interest. In November, the Company sold Area C to Geologix Explorations for US$28,333 and retains a 1% NSR.

In September 2002, the Company entered into an agreement to earn a 100% interest in the Jackson’s Arm property, subject to a 2.5% NSR, by making cash payments of Cdn$97,360, issuing 232,000 common shares and spending $756,000 in exploration, all over 5.3 years.

In December 2002, the Company entered into several agreements covering additional exploration properties in Newfoundland. The Company entered into an agreement to acquire a 100% interest in the Staghorn property (formerly known as the Flamingo and Woods Lake properties) by making cash payments of Cdn$100,920, issuing 120,000 common shares and spending Cdn$500,000 on exploration, all over 4 years. For the Weirs Pond and Radio Range properties, the Company can earn a 100% interest by making payments of Cdn$55,000, issuing 100,000 common shares and expending Cdn$200,000, for each property separately over 4.5 years. Both Weirs Pond and Radio Range are subject to a 2.5% NSR.

During Fiscal Year 2002, the claims underlying the Company’s Huaypian property expired and the Company wrote off the $77,288 in property acquisition and capitalized exploration costs. The Company also allowed the claims underlying the Paracas property to lapse and wrote-off the remaining $50,000 in accumulated costs.

In January 2003, the Company signed a Right of First Refusal (“RFR”) with Anglogold covering 10 of the Company’s gold exploration properties in Peru. Under the agreement, Anglogold paid Candente US$10,000 and will conduct exploration on each of the 10 properties over the following six-month period. Within the six-month period, if Candente wishes to sell all or part of its interest in any of the properties, Anglogold has 30 days to match the offer and acquire an interest. In July 2003, the RFR expired without the transfer of any properties and Candente retains its original interests.

In February 2003, the Company completed a private placement with Goldcorp by issuing 1,700,000 units at Cdn$0.60 per unit. Each unit consisted of one common share and one-half of a common stock purchase warrant, with each full warrant exercisable into one common share at a price of Cdn$0.90 until February 21, 2004 and at a price of Cdn$1.10 from February 22, 2004 until February 21, 2005. Net proceeds to the Company from the placement was Cdn$1,020,000.

In May 2003, the Company reached an agreement with Apex Silver to transfer its interest in the El Alamo property in Peru to ADC Peru LDC for a 2% NSR on all copper, lead, zinc, silver and gold produced. The Company and ADC Peru are in further discussions concerning the possible transfer of additional base metal properties held by Candente in Peru to ADC Peru.

DESCRIPTION OF PROPERTY

Corporate Offices

The Company's executive offices are located in rented premises of approximately 1,906 square feet located at 200 - 905 West Pender Street, Vancouver B.C. V6C 1L6. The lease on approximately 1,606 square feet is through June 2005, while an additional 300 square feet in an adjoining office is on a month-to-month basis. Monthly rent and taxes for the main suite of offices is CDN$2,641.74 per month, while the additional office is CDN$535 per month, or CDN$3,176.74 total. The space is considered adequate for the Company’s current and anticipated future needs.

In Lima Peru, the Company maintains an office in rental space of approximately 2,947 square feet (273.81 square meters) located at Avenida Jose Casimiro Ulloa 226, San Antonio, Miraflores, Lima 18. Rental costs, including taxes, is approximately $835 per month.

The Company is currently exploring mineral properties in Peru and Newfoundland, Canada.

A General Discussion of the Political, Economic and Regulatory Climate in Peru

Peru is located in Western South America and is bordered by the Pacific Ocean on the west, Ecuador and Colombia on the north, Brazil and Bolivia on the east and Chile on the south. Land area totals 496,200 square miles, an area slightly smaller than the State of Alaska. Peru’s unit of currency is the Nuevo (New) Sol, which at current rates stands at about 3.5 per US$. Mining is one of the largest industries in Peru, with copper, gold and silver particularly important.

Peru is a Republican Constitutional Democracy with three branches of government: Legislative, Executive and Judicial. The Legislature is a Constitutional Congress; the Senate having been abolished by an act of Congress on December 31, 1993. Elections for Presidency and Congress are held every five years with the next election scheduled for 2005. Members of the Supreme Court are appointed by the President. Peru has 24 Departments and one Constitutional Province. The Departments are administered by Prefects who are appointed by the President.

During the 1990’s, President Alberto Fujimori applied strict measures aimed at eliminating hyperinflation, restoring fiscal order, eliminating terrorism, privatizing the economy and reestablishing Peru’s international credit standing. During the Fujimori Presidency, inflation was reduced to single digits, the active elements of the terrorist groups were imprisoned and privatization of the economy was largely done. A program of legal reforms and incentives instituted by the Fujimori Government has removed many of the obstacles to foreign investment in Peru. Laws to promote and protect foreign capital were enacted by Congress. In July 2001, Dr. Alejandro Toledo Manrique became Peru’s new President. Dr. Toledo is a US trained economist whose polices have remained very similar to Mr. Fujimori’s.

Peru signed a Constitutive Agreement of the World Bank's Multilateral Investment Guaranty Agency, which was ratified by the Peruvian Congress on April 2, 1991. Peru has also signed the World Bank's International Covenant on the Settlement of Investment Disputes between States and Nationals of Other States. Furthermore, Peru has signed a Covenant with the United States Overseas Private Investment Corporation, which was ratified by the Peruvian Congress on May 14, 1993.

Under the terms of the Foreign Investment Promotion Law, foreign investors have the same rights as Peruvian Nationals and enjoy equal status with these and the state, except in one situation. The one limitation is that, for reasons of national security, foreign investors (natural or legal persons) are restricted from acquiring properties within 50 kilometers from Peru’s borders, unless they have express authorization from the council of Ministers (Executive Power - Ministers and President of the Republic). Foreign investors may acquire shares or property rights from Nationals. Investors of more than US $2 million are guaranteed a fixed tax regime for 10 years. Legislative Decree 708, which applies to mining companies, provides for tax, administrative and free exchange stability. Foreign companies have the right to export concentrates or refined products. There are no royalties or taxes on exportation of these products. Capital, dividends and profits are also freely exportable.

Under Peruvian Law, up to 20% of the employees of a corporation may be Foreign Nationals. Peruvian law provides for a minimum monthly wage of 325 Peruvian Nuevos Soles per month (US$93.33). Other employee benefits are also payable by law. Income tax is payable by persons or companies domiciled in Peru, regardless of the source of this income. Non-domiciled persons or companies are also liable for income taxes on their Peruvian-based income. Personal income over US $50,000.00 per year is taxed at a rate of 30%. Personal income tax under this amount is taxable at a rate of 15%. Businesses are taxed at a rate of 30%. A separate corporate tax does not exist in Peru.

Dividends are not considered income in Peru and are not subject to tax. Capital gains from the trading of stock, as well as interest from deposit accounts and bonds are also not taxable. Companies that do not realize profits are subject to a minimum income tax amounting to 0.5% on the value of their net assets. Mining companies are exempt from this tax.

In Peru, the General Tax on Sales ("I.G.V.") is a levy paid on all sales of goods and services at the rate of 18% of the value of the sale and is paid by the recipient of the goods and services at the time of each transaction. This tax may be refunded as a fiscal credit against taxes payable on sales or provisions of services. Acquisitions and investments incurred by a mining company prior to the sale of minerals or properties, in the exploration stage may be accumulated as pre-operative expenses and deducted from taxes due once income is generated by operations. A company may only receive this fiscal credit in advance if it can be established with the government, a commitment of future sales and a minimum investment overUS$2,000,000. The credit is personal and non-transferable other than in the case of a company's reorganization.

No exchange controls exist in Peru. No government authorization is required to carry out exchange operations. There is no fee charged for possession and receipt of foreign currency. Individuals or corporations may remit foreign currency abroad, or retain it in the country. Exporters are no longer required to exchange foreign currency they receive for local currency.

Mineral deposits are considered to be owned by the government but made available to the private sector. The initial claim request is called a Petitorio en Tramite (Petition) and once granted is called a Concesion (Concession). The application is carried out by a paper procedure that specifies the UTM co-ordinates of the claim corners. Individual claims can be as small as 100 hectares and as large as 1,000 hectares. Claim boundaries must now be oriented north-south and east-west. Before 1992, claims were described by direction and distance from various geographical points and could be oriented in any direction. The Oficina de Catastro Minero (claim registration office) is in the process of tying all the old-style claims to UTM co-ordinates and claims that cannot be properly located are being cancelled. At the time of applying for a Petitorio a payment of US$4.00 per hectare and a set fee of 300 Nuevo Soles (3.5 Nuevo Soles/$US) per Petitorio must be made. The granting process can take up to six months, depending on the volume of claim applications at the time. The process involves several stages which include acceptance of the application by the claim registration office; verification that the area is free to be claimed; notification to the various parties involved if there is any superposition of pre-existing claims; an announcement in local and national newspapers (at a cost of approximately US$250.00 per claim); a technical review; awarding of title; and finally granting of the concession. Generally, the first application submitted has priority over subsequent applications. However if the application relates to an area which has become open for staking due to an older concession lapsing, all parties staking on the first day are considered equal. Should two or more applicants apply for identical ground on the same day, the conflict can be resolved privately by those applicants, or failing that, the contested ground will be auctioned (Remate) and will be awarded to the highest bidder among the applicants.

Concessions are available to foreign companies on an equal basis provided that they have formed a Peruvian mining company. A fee must be paid annually to keep claims in good standing. Until 1999 the annual maintenance fee (pago de derecho de Vigencia) was US$2.00 per hectare per year. In the year 2000, the fee was increased to US$5.00 per hectare per year. Subsequently, on April 9 2001, Legislative Decree No. 913 reduced the annual fee to US$4.00 for the year 2001 and to US$3.00 per hectare for payments for the year 2002.

Although the fee is based on the January to December calendar year, the fee is not due until June 30 of the following year. This rate is static for a total of seven years; after which time, if the property is not in production, the annual fee doubles to US $6.00 per hectare. After 14 years without production, the fees increase to US $20.00 per hectare. At this time there are no annual claim-related exploration requirements in Peru; however, the government is presently reviewing this policy. Lack of payment of the annual maintenance fees for two consecutive years shall be a cause for the mining concession to expire.

Within a Concession, there is an obligation to compensate landowners for the destruction or disturbance of their land. Mining Concession title gives one the right to exploit minerals within the Concession boundaries, although Exploration Concessions do not have to be converted to Mining Concessions before exploitation. To date, the Company has not compensated any landowners for the destruction or disturbance of their land as the majority of the Company’s mineral exploration projects in Peru are not currently owned by individual landowners. However, the Company is currently entering into agreements with landowners regarding exploration at the Alto Dorado Project. The agreements will call for a fixed payment for the use of the property over a one year period, and all expected costs are a component of the total estimated cost of the exploration program on the project.

The approval of an environmental evaluation of an exploration program by the Ministry of Energy and Mines of Peru is required if the disturbed area covers more than 10 hectares or when drilling will be conducted at more than 20 drill sites. Each environmental proposal shall include:

1.

Description of the area before commencing operations

2.

Details of the work to be carried out

3.

Measures to be taken during and after exploration work to mitigate environmental contamination and/or changes.

Mineral Exploration Projects

The following is a description of the Company’s mineral properties in Peru and Canada and its interest in such properties.

Peruvian Properties

COLOMBIA
ECUADOR
Guayaquil
Amazon
BRASIL
PERU
Cañariaco
(Cu)
El Tigre
(Au)
Chiclayo
Picota
Las Brujas & Brujitas
(Au)
Cajamarca
Sorpresas
(Au)
Trujillo
Delicias & San Antonio
(Au)
Alto Dorado
(Au)
Pamel
(Au)
Lima
Lunahuaná
(Au-Cu)
LEGEND
Candente prospect
Towns
Capital city
Fredito
(Au)
Cuzco
Sharito
(Au)
Tres Marias &
San Francisco
(Au)
Dylan
(Au)
Samantha
(Au)
Lago Titicaca
La Paz
Millo
(Au)
Arequipa
El Volcán
(Au)
Isabelita
(Au)
200 km
PERU
Candente Resource Corp.
Cia. Minera Oro Candente S.A.
Candente Resource Corp.
Peru
Location of Properties

Alto Dorado Project

Alto Dorado is 5,900 hectare exploration stage gold project located in the Department of La Libertad in northern Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Alto Dorado Property to date. The Company has earned a 100% interest in the property.

CANDENTE RESOURCE CORP.

Alto Dorado & Toril Project Location Map

ECUADOR
COLOMBIA
BRASIL
PACIFIC OCEAN
BOLIVIA
CHILE
LIMA
CHICLAYO
Alto Dorado & Toril Project Location Map

E-700,000
E-750,000
E-800,000
N-9'100,000
a Chiclayo
LA LIBERTAD
Huamachuco
Sanchique
Simbal
Agallpampa
Shorey
Quiruvilca
Conachugo
Laredo
Pedregal
Huanchaco
TRUJILLO
Moche
Salaverry
Santiago de Chuco
Tamboras
Pampas
Alto Dorado & Toril
Viru
a Lima
KILOMETERS
0. 10 20 30 40
GRAPHIC SCALE
LEGEND
PANAMERICAN HIGHWAY
PAVED ROAD
GRAVELED ROAD
POLITICAL BOUNDARY
CAPITAL
TOWN-CITY
AIRPORT
PORT
PACIFIC OCEAN

801,000 E
805,000 E
809,000 E
813,000 E
9'084,000 N
9'080,000 N
9'076,000 N
9'072,000 N
N
TORIL V
TORIL III
ANA DE CHUCO
TORIL I
ANA DE CHUCO 3
TORIL VI
LUIS
CARLOS II
TORIL II
TORIL IV

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

TORIL I

VERTICES	ESTE	NORTE
1	809000.0	9083000.0
2	809000.0	9079000.0
3	807000.0	9079000.0
4	807000.0	9083000.0

TORIL VI

VERTICES	ESTE	NORTE
1	811000.0	9083000.0
2	811000.0	9080000.0
3	810000.0	9080000.0
4	810000.0	9076000.0
5	809000.0	9076000.0
6	809000.0	9077000.0
7	808000.0	9077000.0
8	808000.0	9079000.0
9	809000.0	9079000.0
10	809000.0	9081000.0
11	810000.0	9081000.0
12	810000.0	9083000.0

TORIL II

VERTICES	ESTE	NORTE
1	807000.0	9074000.0
2	807000.0	9072000.0
3	806000.0	9072000.0
4	806000.0	9074000.0

TORIL III

VERTICES	ESTE	NORTE
1	806000.0	9084000.0
2	806000.0	9081000.0
3	805000.0	9081000.0
4	805000.0	9084000.0

ANA DE CHUCO

VERTICES	ESTE	NORTE
1	805000.0	9082000.0
2	805000.0	9077000.0
3	803000.0	9077000.0
4	803000.0	9082000.0

CARLOS II

VERTICES	ESTE	NORTE
1	806000.0	9077000.0
2	806000.0	9072000.0
3	804000.0	9072000.0
4	804000.0	9077000.0

TORIL IV

VERTICES	ESTE	NORTE
1	808000.0	9074000.0
2	808000.0	9072000.0
3	807000.0	9072000.0
4	807000.0	9074000.0

LUIS

VERTICES	ESTE	NORTE
1	804000.0	9077000.0
2	804000.0	9076000.0
3	803000.0	9076000.0
4	803000.0	9077000.0

TORIL V

VERTICES	ESTE	NORTE
1	805000.0	9084000.0
2	805000.0	9082000.0
3	804000.0	9082000.0
4	804000.0	9083000.0
5	803000.0	9083000.0
6	803000.0	9084000.0

ANA DE CHUCO 3

VERTICES	ESTE	NORTE
1	807000.0	9081000.0
2	807000.0	9079000.0
3	805000.0	9079000.0
4	805000.0	9081000.0

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 5,300.0 HECTAREAS
DEPARTAMENTO: LA LIBERTAD
DISTRITO: STGO. DE CHUCO
PROVINCIA: STGO. DE CHUCO
SUSTANCIAS: METALICAS

CIA. MINERA ORO CANDENTE S.A.

PROSPECTOS ALTO DORADO y TORIL

Fecha:	Mayo ,2003	
Escala:	1 : 100,000

How Acquired

The property consists of 11 contiguous claim blocks totaling approximately 5,900 hectares. The details of each claim are as follows:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Ana de Chuco	09/29/97	02/27/98	1000	1000
Ana de Chuco 3	01/11/00	06/02/00	400	400
Luis	11/06/97	02/23/98	100	100
Carlos II	09/29/97	12/30/97	1000	1000
Toril I	09/02/02	04/29/03	800	800
Toril II	09/02/02	Pending	200
Toril III	09/18/02	Pending	300
Toril IV	09/18/02	04/21/02	200	200
Toril V	01/23/03	Pending	300
Toril VI	04/30/03	Pending	1000
Toril VII	06/05/03	Pending	600

The Company entered into an option agreement with Hecla on June 1, 2002 under which the Company can earn a 100% interest in the original property, including the Ana de Chuco, Ana de Chuco 3, Luis and Carlos II claims, subject to a 2.5% NSR to Hecla, by making cash payments and issuing common shares to Hecla under the following formula:

Date	Number of Shares	Amount of Cash

Approval Date	25,000	$10,000
June 1, 2003	25,000	None
June 1, 2004	25,000	None
Closing	25,000	None

All shares have been issued and the property has been transferred to Candente.

Hecla retains a 2.5% NSR on the property. Candente may purchase 1.5% of the NSR (thus reducing Hecla’s NSR to 1.0%) by paying Hecla $1,500,000 at any time.

Candente must pay the annual vigencia fees of $10,000, and if the Company options the property to a 3rd party, it must share any option/joint venture payments received with Hecla on a sliding scale. Hecla would receive 25% in the first year, 20% in the second, 15% in the third, and 10% in the fourth. All payments would be applied to the NSR buyout referenced above.

As part of the option agreement, the two companies agreed upon an Area of Mutual Interest (“AMI”) which extends 3 kilometers from the exterior boundaries of the claims. If either party acquires additional land within the AMI, it will become subject to the option agreement. In October, 2002, the Company was the successful bidder on the Toril zone under an auction conducted by the Government of Peru. For a one-time payment of $50,277, the Company acquired the 1,500 acres adjacent to the Alto Dorado property which was originally explored by Hecla as part of the original Alto Dorado property. In 2003, the Company staked a further 1,900 hectares adjacent to the property. Both groups of claims fall within the AMI and have been added to the Alto Dorado property.

Location and Access

The property is located in northern Peru approximately 40 kilometers south of the town of Santiago de Chuco. Access to the property is from Lima via air (1 hour). By road, access is on the Pan-American highway from Lima to the city of Trujillo for 565 kilometers, then via gravel road to the town of Santiago de Chuco for 152 kilometers. From Santiago de Chuco, a 33 kilometer gravel road leads to the edge of the property. Total travel time from Lima by road is approximately 16.5 hours.

Regional and Property Geology

The region is contained within a belt of Tertiary-age volcanic rock, with andesite to dacite tuffs overlying Mesozoic sedimentary rocks intruded by composite diorite-granodiorite stocks. Alteration is hosted within the volcanic and intrusive rocks.

Alteration and mineralization on the property is controlled by northwesterly and northeasterly striking faults. Vuggy and massive silica with hydrothermal breccias are found on the property. Gold mineralization is hosted in both high sulphidation epithrmal and gold-copper porphyries in three distinct zones called the Toril, Ann and Olla zones.

History and Previous Work

Hecla acquired the property in the late 1990’s and conducted an exploration program which included geochemical sampling and geological mapping, followed by thirteen reverse circulation drill holes totaling 1,585.5 meters. Hecla’s program broadly defined the three mineralized zones currently known on the property.

Current and Planned Exploration

Since its acquisition of the property, the Company’s exploration program has focused on confirming Hecla’s data and identifying additional mineralization. This exploration has included mapping, rock sampling, pitting and trenching. To date, Candente’s work has confirmed and extended the area of the three identified mineralized zones. The Toril Zone is a high sulphidation gold target and lies in the northeastern portion of the property covering an area of 3.0 kilometers by 1.8 kilometers. The Ana Zone is also a high sulphidation gold zone and lies 3 kilometers northwest of the Toril Zone. Trenching has to date defined the zone in an area of 2.7 kilometers by 1 kilometer. The Olla Zone is a porphyry zone which lies approximately 700 meters south of the Ana Zone. Both the Ana and Olla Zone occur within an extensive alteration zone known as the Western Zone which measures approximately 8 kilometers by 2.5 kilometers and trends north-south. The Toril Zone trends northeasterly and may be connected to the Western Zone.

The Company is conducting geophysical and geochemical surveying, mapping and sampling on the property. In order to sample the bedrock, the Company has engaged AK Drilling International to carry out a short hole overburden drill program. Approximately 25 to 30 short holes are planned to be drilled through the overburden to an average depth of 15 meters to the bedrock below. The program is scheduled to begin in September and take three weeks to complete. The Company anticipates its program at Alto Dorado for all of 2003 to cost approximately $140,000.

Canariaco Project

Canariaco is a 3,500 hectare porphyry copper project located in the Cajamarca District of northern Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Canariaco Property to date. The Company has a 100% interest in the property.

684,000 E
688,000 E
692,000 E
696,000 E
N
9'328,000 N
9'324,000 N
9'320,000 N
CAÑARIACO A
CAÑARIACO B
CAÑARIACO C
CAÑARIACO D

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION CAÑARIACO

CAÑARIACO A

VERTICES	NORTE	ESTE
1	9'328,150.00	687,300.00
2	9'328,150.00	692,300.00
3	9'326,150.00	692,300.00
4	9'326,150.00	687,300.00

CAÑARIACO C

VERTICES	NORTE	ESTE
1	9'324,150.00	687,300.00
2	9'324,150.00	692,300.00
3	9'322,150.00	692,300.00
4	9'322,150.00	687,300.00

CAÑARIACO B

VERTICES	NORTE	ESTE
1	9'326,150.00	687,300.00
2	9'326,150.00	692,300.00
3	9'324,150.00	692,300.00
4	9'324,150.00	687,300.00

CAÑARIACO D

VERTICES	NORTE	ESTE
1	9'322,150.00	687,300.00
2	9'322,150.00	692,300.00
3	9'321,150.00	687,300.00
4	9'321,150.00	692,300.00

PROPIETARIO: EXPLORACIONES MILENIO S.A.
HECTAREAS: 3,500 HECTAREAS:
DEPARTAMENTO: LAMBAYEQUE
DISTRITO: CAÑARES
PROVINCIA: FERREÑAFE
SUSTANCIAS: METALICAS

EXPLORACIONES MILENIO S.A.

PROYECTO CAÑARIACO

Fecha: Noviembre, 2002
Escala: 1 : 100,000

How Acquired

The Company acquired the property through an auction process from Mincro Peru in April, 2001. The government of Peru auctioned the right to explore the property under “Public Auction (Bid) PRI-51-2000, Private Investment Promotion – Mining Prospects”. The auction was held in Lima on February 14, 2001 and Candente was the sole bidder. Consideration was a one-time payment of $75,880.

To maintain the property in good standing, annual property payments of $17,500 commenced in June, 2002.

Location and Access

The property lies in the Canares District of Ferrenafe Province in Northern Peru about 100 km NE of the city of Chiclayo and 700 km NNW of Lima.

Access to the property is from Chiclayo along a paved road to Batan Grande and then via gravel road. Travel time to the property from Chiclayo averages 6 hours by four-wheel drive vehicle.

Regional and Property Geology

The Canariaco system lies within a belt of porphyry copper deposits which extend 350 km from Cajamarca North by Northwest to the Ecuadorian border. The mineralized systems known in this belt comprise two types, porphyry Copper-Molybdenum and porphyry Copper-Gold deposits. Although no economic deposit has yet to be developed, the mineralized systems tend to be of a large size. Recent deposits of lavas and ignimbrites of the Upper Tertiary Calipuy Formation are younger than the porphyry copper systems which could be covering yet to be discovered systems.

Canariaco is located on the Western Cordillera at elevations that range from 2500-3500 meters. The topography features steep slopes cut by streams and rivers. Above 3000 meters the vegetation is mostly short grass and pastures while below 3000 meters lies dense native forest.

Mineralization at Canariaco is associated with a quartz-feldspar porphyry stock with a well developed fine to medium grained quartz-sulphide stockwork. 3 separate porphyry systems have been identified on the property. At Canariaco Norte, mineralization has been identified in an area of 1000 by 600 meters and to a depth of about 200 meters. Mineralization occurs in 2 zones of distinct composition defined as primary and enriched copper mineralization.

History and Previous Work

Copper mineralization was first discovered at Canariaco by the British Geological Survey in 1970 through a stream sediment sampling program. In 1973, Ingemmet drilled 5 holes into the Canariaco Norte area of the property. 4 of the 5 holes returned copper intersections. Placer Dome optioned the property in 1994. They conducted additional surface sampling and drilled 3 new diamond drill holes at Canariaco Norte. All 3 holes returned copper intersections. Placer withdrew from their property option in January 1997.

In 1998, Minero Peru solicited for joint venture partners on the property. Billiton was selected and signed an option agreement in February 1999. Billiton conducted a detailed exploration of the property assisted by the construction of a new access road and camp site at the property. Billiton conducted detailed geological mapping of Canariaco Norte, Canariaco Sur and a third porphyry system they discovered and named Quebrada Verde. Billiton also conducted soil and rock chip sampling as well as IP and ground magnetic surveys over all 3 systems and re-logged all previous drill holes.

At the conclusion of the preliminary work, Billiton drilled 7 holes of 1128.20 meters in total. 3 of the new holes were drilled at Canariaco Norte, 3 at Canariaco Sur and 1 hole at Quebrada Verde. The Canariaco North program extended the area of known mineralization 500m further south that that previously defined. Although the new Canariaco Norte holes returned only near-economic grades of copper mineralization, Billiton did proceed with metallurgical test work, including diagnostic leach tests on 12 samples of core conducted by SGS in Santiago, Chile. The tests determined copper recoveries of 85-90% of material with a head grade of 0.78%. Billiton concluded the resource was potentially leachable.

At Canariaco Sur, 2 of the 3 holes returned copper mineralization. The single drill hole at Quebrada Verde did not return significant copper assays.

Billiton dropped the property option during a period of low mineral prices where they decided to focus on larger and more advanced properties.

In March 2001, Candente engaged engineering consultants Knight Piesold Ltd. to evaluate the Canariaco property for the necessary infrastructure for developing a SX-EW mine. Knight Piesold identified several suitable sites for heap leach pads and waste stockpiles within relative proximity to the Canariaco Norte zone.

Planned Work Program

Due to the current low commodity price of copper and the low annual property fees, the Company has no work planned at Canariaco at this time. Future work would include further defining the Canariaco Norte zone in order to upgrade the identified mineralization into a resource estimate. Additional work would also include exploring other areas of the property. Management plans to hold the property in their portfolio and might seek a joint venture partner at a later date.

El Tigre Property

El Tigre is a epithermal gold/silver exploration project located in Northern Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the El Tigre Property to date. The Company currently holds a 100% ownership interest

Figure 1. Location map for the El Tigre Project.

81°
77°
73°
69°
0°
4°
8°
12°
16°
ECUADOR
COLOMBIA
BRASIL
BOLIVIA
CHILE
PACIFIC OCEAN
CHICLAYO
LIMA
El Tigre Project
Lambayeque
La Libertad
6°
7°
80°
79°
Monte Carlo
Cutervo
Jayanca
Pacora
Illimo
Huambos
Cochabamba
Batan Grande
a Piura
Morrope
Mochumi
Lama
Pitipo
Ferreñafe
Chongoyape
Carhuaquero
Lambayeque
Picsi
El Tigre
San Jose
Tuman
Saltur
Pampa Grande
CHICLAYO
Sipan
Pimentel
Reque
Mocupe
a Lima
LEGEND
Panamerican Highway
Paved road
Graveled road
Ungraveled road
Political Boundary
Capital
Town-city
Airport
Port
Pacific Ocean
Kilometers
0. 10 20 30 40
Graphic Scale

668,000 E
672,000 E
676,000 E
680,000 E
N
9'260,000 N
9'256,000 N
9'252,000 N
TIGRE N° 1
TIGRE N° 2
TIGRE N° 4
TIGRE N° 5

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

TIGRE N° 1

VERTICES	NORTE	ESTE
1	9'259,000.00	673,000.00
2	9'258,000.00	673,000.00
3	9'258,000.00	674,000.00
4	9'255,000.00	674,000.00
5	9'255,000.00	672,000.00
6	9'259,000.00	672,000.00

TIGRE N° 2

VERTICES	NORTE	ESTE
1	9'257,000.00	672,000.00
2	9'255,000.00	672,000.00
3	9'255,000.00	669,000.00
4	9'256,000.00	669,000.00
5	9'256,000.00	670,000.00
6	9'257,000.00	670,000.00

TIGRE N° 4

VERTICES	NORTE	ESTE
1	9'255,000.00	671,000.00
2	9'253,000.00	671,000.00
3	9'253,000.00	672,000.00
4	9'252,000.00	672,000.00
5	9'252,000.00	668,000.00
6	9'255,000.00	668,000.00

TIGRE N° 5

VERTICES	NORTE	ESTE
1	9'255,000.00	674,000.00
2	9'251,000.00	674,000.00
3	9'251,000.00	672,000.00
4	9'253,000.00	672,000.00
5	9'253,000.00	671,000.00
6	9'255,000.00	671,000.00

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 3,200 HECTAREAS:
DEPARTAMENTO: LAMBAYEQUE
DISTRITO: CHONGOYAPE
PROVINCIA: CHICLAYO
SUSTANCIAS: METALICAS

CIA. MINERA ORO CANDENTE S.A.

PROSPECTO EL TIGRE

Fecha: Noviembre,2002
Escala: 1 : 100,000

How acquired

The Property was originally staked by Britannia Gold. It currently consists of 4 claim blocks totaling approximately 3200 hectares. The details of each claim are below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

El Tigre 1	06/01/94	11/28/94	700	700
El Tigre 2	06/01/94	11/28/94	500	500
El Tigre 4	06/01/94	11/28/94	1000	1000
El Tigre 5	06/01/94	11/28/94	1000	1000

On June 29, 1999, the Company entered into an option agreement with Britannia to earn a 50% interest in the Las Sorpresas, Columbia and El Tigre properties in exchange for the Company paying the surface taxes due on the three properties in the amount of $19,200. The Company and Britannia would share exploration expenditures equally; if a partner failed to contribute its share in any specific property, that partner would suffer dilution of their interest by the amount of the exploration expenditures withheld. Due to Britannia’s non-contribution of some exploration expenditures, the Company’s ownership interest in the El Tigre property increased to 51%. On January 31, 2001, the Company and Britannia signed a new agreement whereupon Britannia agreed to transfer their remaining interest in the three properties to the Company in exchange for the payment of 500,000 shares. The agreement with Britannia was completed on February 20, 2002.

Location and Access

The property is located in Northern Peru approximately 30 km east of the city of Chiclayo. The property lies adjacent to a paved road. Travel time from Chiclayo is about 30 minutes.

Regional and Property Geology

El Tigre is located in Peru’s coastal zone above the valley of a large river. The mineralization of this area is often controlled by northwesterly trending regional faults and intersecting structures. Since the mid-1980’s, disseminated epithermal gold mineralization has been discovered in Early Tertiary Calipuy Formation volcaniclastic rocks. Both high and low sulphidation epithermal deposits have been documented in Peru.

El Tigre contains both porphyry style copper occurrences and low-sulphidation epithermal gold veins in stockwork systems and breccias. Previous sampling defined a 2 km long gold anomaly defined as the Sorpresa zone and an area of copper mineralization called the Fortaleza zone. Samples from other areas of the property have also returned results which make them suitable for further exploration, but at this time the Company is focusing its exploration efforts on the gold mineralization at Sorpresa.

3 large gold anomalies have been defined at Sorpresa to date. Each is identified with their location as the Northwest, Northeast and Southeast anomalies. Sampling has determined that most gold occurs within several types of quartz veins and the weakly silicified wall rocks contain little to no gold.

History and Previous Work

Britannia Gold originally staked the property in 1994 and conducted limited early-stage exploration. In 1996 the property was optioned to Solitario Resources who completed geological mapping of the property and collected over 1500 rock chip and detrital material samples. Solitario conducted both diamond and reverse circulation drill programs on the property. In total, Solitario drilled 23 holes of which 16 (13 reverse circulation and 3 diamond) were conducted in the Sorpresa Zone. The drilling identified areas of anomalous gold which could be interpreted as possibly peripheral to a larger gold deposit. Many of the higher grade mineralization was determined to come from brecciated fragments which are abundant and occur over several kilometers of strike length, suggesting the possibility of a larger hydrothermal system. Due to low gold prices, Solitario dropped the project and terminated its work commitments in 1998.

In late 2000, Candente conducted a limited exploration program intended to further understand the property’s geology. Work included a preliminary mapping of the Northwest anomaly of the Sorpresa zone and selective rock sampling of several of the rock types in all 3 of the identified Sorpresa anomalies designed to confirm the Solitario results. 45 rock samples were taken and all of elevated anomalous gold values obtained in the program are from samples rich in vein material.

Planned Work Program

Due to its focus on other properties, the Company has no exploration planned at El Tigre for the current fiscal year.

The Pamel Property

The Pamel property covers approximately 4500 hectares in the Western Cordillera of the Peruvian Andes. Pamel is considered an epithermal gold/silver project. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Pamel Property to date. The Company holds a 100% interest in the property except for the Pamel 2 claim in which the Company holds a 50% interest with Savage Exploration as explained below.

CANDENTE RESOURCE CORP.

Pamel Project Location Map

81°
77°
73°
69°
ECUADOR
COLOMBIA
BRASIL
BOLIVIA
CHILE
PACIFIC OCEAN
LIMA
Pamel Project Location Map

N-8'850,000
N-8'800,000
N-8'750,000
E-200,000
E-250,000
E-300,000
Cajatambo
Oyon
Corgor
Pamel
Pativilca
Barranca
Supe
Churin
Vegueta
Huamayo
Huaura
Sayan
Huacho
Lima
Santa Rosa
PACIFIC OCEAN
Huaral
a Lima
Kilometres
0. 10 20 30 40 50
Graphic Scale
LEGEND
Panamericana Highway
Paved road
Graveled road
Town-City
Airport
Puerto
River

280,000 E
284,000 E
288,000 E
292,000 E
N
SURO
8'824,000 N
PAMEL 1
PAMEL 2
PAMEL 7
PAMEL 3
8'820,000 N
PAMEL 6
PAMEL 4
8'816,000 N

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

SURO

VERTICES	NORTE	ESTE
1	8'826,000.0	283,000.0
2	8'826,000.0	287,000.0
3	8,824,000.0	287,000.0
4	8,824,000.0	283,000.0

PAMEL 2

VERTICES	NORTE	ESTE
1	8'824,000.0	289,000.0
2	8'822,000.0	289,000.0
3	8'822,000.0	288,000.0
4	8'820,000.0	288,000.0
5	8'820,000.0	286,000.0
6	8'824,000.0	286,000.0

PAMEL 4

VERTICES	NORTE	ESTE
1	8'820,321.254	284,544.759
2	8'816,763.305	288,053.625
3	8'815,359.359	286,630.446
4	8'818,917.708	283,121.580

PAMEL 7

VERTICES	NORTE	ESTE
1	284000.0	8820000.0
2	284000.0	8819000.0
3	283000.0	8819000.0
4	283000.0	8820000.0

PAMEL 1

VERTICES	NORTE	ESTE
1	8'824,000.0	286,000.0
2	8'821,000.0	286,000.0
3	8'821,000.0	284,000.0
4	8'823,000.0	284,000.0
5	8'823,000.0	283,000.0
6	8'824,000.0	283,000.0

PAMEL 3

VERTICES	NORTE	ESTE
1	8'821,373.914	285,612.144
2	8'818,883.350	288,068.350
3	8'817,830.690	287,000.965
4	8'820,321.254	284,544.759

PAMEL 6

VERTICES	NORTE	ESTE
1	8'821,357.955	285,547.626
2	8'819,465.020	283,676.540
3	8'816,812.390	280,986.810
4	8'816,778.080	281,020.650
5	8'816,737.793	280,980.823
6	8'817,440.380	280,270.030
7	8'822,060.540	284,836.832

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 4,504.6003 HAS
DEPARTAMENTO: LIMA
PROVINCIA: CAJATAMBO
DISTRITO: CAUJUL
SUSTANCIAS: METALICAS

CIA.MINERA ORO CANDENTE S.A.

PROSPECTO PAMEL

Fecha:	Noviembre,2002	
Escala:	1 : 100,000

How acquired

The Pamel property consists of 7 claims of approximately 4,259 hectares which were acquired by staking. The details of each claim are listed below.

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Suro	09/10/97	02/06/98	800	800
Pamel 1	05/04/98	10/06/99	700	590
Pamel 2	05/04/98	05/28/99	1000	953
Pamel 3	05/04/98	09/07/99	525	525
Pamel 4	05/04/98	10/06/99	1000	641
Pamel 6	05/03/99	03/30/01	650	650
Pamel 7	03/03/03	Pending	100	Pending

The final claim size of certain claims has been reduced due to the overlap with prior existing claims. The Company originally staked several additional claims, but after preliminary exploration, certain claims were dropped.

The Company also entered into 2 agreements with arms-length parties regarding the staking of the Pamel Property. The first was signed with Ing. Diego Ruby Alcocer Rojas in June 1998. In exchange for transferring his interesting in a competing claim over a portion of the property and agreeing not to take any actions to interfere with Candente’s property staking at both Pamel and at the Yanamay property, the Company paid Mr. Alcocer $2500 and issued him 30,000 common shares. The Company also agreed to issue Mr. Alcocer additional shares if certain milestones are met. These milestones and share issuances are: 30,000 common shares upon completion of an initial drilling program on the Pamel property and 50,000 common shares upon commencement of commercial production on the property.

In July 1998, the Company reached an agreement with Savage Exploration del Peru regarding an overlapping claim on the Pamel 2 portion of the property. In exchange for relinquishing its claim to that portion of the property, Candente agreed to share the disputed area through a joint-venture agreement with each company holding a 50-50 participating interest. Savage is at arms-length to the Company.

In December 1998, the Company signed a joint-venture agreement on the property with Westone Ventures Inc., a junior capital pool corporation listed on the Alberta Stock Exchange. Westone could earn 50% of the property by incurring $2.5 million in exploration expenditures in 4 stages by December 15, 2002 as well as making property option payments totaling $410,000. Westone had incurred $45,000 of the initial $300,000 exploration program requirement before they were informed by the Alberta Stock Exchange that the agreement with Candente was to be disallowed as it did not comply with the regulations regarding junior capital pool companies and their major transactions. Therefore, Westone assigned the option to Merendon Canada which subsequently changed its name to Richfield Explorations. The option agreement was dropped after Richfield informed the Company they were also unable to receive approval for the agreement from the Alberta Stock Exchange. Candente retained a 100% interest in the Pamel property.

In January 2003, the Company signed an agreement with Anglogold which granted Anglogold the right of first refusal over certain properties in Peru, including Pamel. Under the agreement, Anglogold had 6 months to conduct exploration on any of the properties included in the agreement. Within the six-month period, if Candente wished to sell all or part of its interest in any of the properties, Anglogold has 30 days to match the offer and acquire an interest. In July 2003, the RFR expired with no properties sold under the agreement and Candente retains its entire interest in the Pamel property.

Location and Access

The property is located in the Western Cordillera of the Andes approximately 200 km north-northeast of Lima. Most of the property lies at an altitude of between 4000 and 4500 meters. There is little to no vegetation on the property.

The property is accessible by unpaved road from both the north through Cajatambo and Oyon and from the south through Churin.

Regional and Property Geology

The property is situated within a regional northwest-trending belt of Tertiary epithermal gold deposits. Calipuy Formation volcanic rocks underlie most of the property. High-sulphidation style epithermal alteration occurs on the property within the Calipuy Formation in a 2 km by 4 km area. The property is divided into 2 structural blocks separated by the Ayarmachay Fault.

History and Previous Work

The Company acquired the property beginning in 1997 through staking. The Company is not aware of any systematic exploration conducted on the property before its staking. Since the acquisition, the Company and its previous joint venture partners have conducted only limited exploration. In 1999, the Company and several consultants conducted geological mapping of property which included rock chip sampling and the excavation and sampling of 3 trenches in the area of rock outcrops near the Ayarmachay fault. The samples returned anomalous levels of gold and other minerals consistent with a hydrothermal alteration zone.

Planned Work Program

The Company has no specific plans to conduct exploration on the property in the current fiscal year.

Lunahuana (Columbia) Property

Lunahuana (formerly known as Columbia) is a 5,333 hectare disseminated copper/gold exploration project located in Central Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Lunahuana Property to date. The Company currently holds a 100% ownership interest in all claims which make up the property except the Viky claim, where the Company has an option to buy 100% of the claim by making cash payments over 5 years.

Figure 1. Property Location Map.

CANDENTE RESOURCE CORP.
Lunahuana Project Location Map
ECUADOR
COLOMBIA
BRASIL
BOLIVIA
CHILE
PACIFIC OCEAN
LIMA
Lunahuana Project
12°
13°
77°
76°
Ancón
Santa Rosa
Ventanilla
Rio Chillon
Rio Rimac
LIMA
PACIFIC OCEAN
Pucusana
San Antonio
Chilca
Mala
Omas
Lunahuana
Coayllo
Asia
Quilmana
Cerro Azul
KILOMETRES
0. 5 10 15 20 25
LEGEND
PANAMERICANA HIGHWAY
PAVED ROAD
GRAVELED ROAD
TOWN-CITY
AIRPORT
PUERTO
RIVER
CAPITAL

350,000 E
354,000 E
358,000 E
362,000 E
N
8`604,000 N
8`600,000 N
LUNA 4
VIKY
COLUMBIA 8
COLUMBIA 9
COLUMBIA 5
COLUMBIA 7
COLUMBIA 6
COLUMBIA 10
LUNA 6
LUNA 3
LUNA 5

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

COLUMBIA 5

VERTICES	ESTE	NORTE
1	356000.0	8602000.0
2	356000.0	8601000.0
3	354000.0	8601000.0
4	354000.0	8600000.0
5	350000.0	8600000.0
6	350000.0	8602000.0

COLUMBIA 7

VERTICES	ESTE	NORTE
1	361000.0	8602000.0
2	361000.0	8600000.0
3	356000.0	8600000.0
4	356000.0	8602000.0

COLUMBIA 9

VERTICES	ESTE	NORTE
1	361000.0	8603000.0
2	363000.0	8603000.0
3	363000.0	8601000.0
4	361000.0	8601000.0

COLUMBIA 6

VERTICES	ESTE	NORTE
1	356000.0	8601000.0
2	356000.0	8599000.0
3	354000.0	8599000.0
4	354000.0	8601000.0

COLUMBIA 10

VERTICES	ESTE	NORTE
1	358000.0	8600000.0
2	359000.0	8600000.0
3	359000.0	8599000.0
4	358000.0	8599000.0

LUNA 3

VERTICES	ESTE	NORTE
1	354081.32	8599677.56
2	355259.52	8600226.96
3	356527.37	8597508.04
4	355349.17	8596958.64

LUNA 4

VERTICES	ESTE	NORTE
1	355000.0	8606000.0
2	356000.0	8606000.0
3	356000.0	8604000.0
4	354000.0	8604000.0
5	354000.0	8605000.0
6	355000.0	8605000.0

COLUMBIA 8

VERTICES	ESTE	NORTE
1	361000.0	8603000.0
2	361000.0	8602000.0
3	351000.0	8602000.0
4	351000.0	8603000.0

LUNA 6

VERTICES	ESTE	NORTE
1	354000.0	8600000.0
2	354000.0	8598000.0
3	353000.0	8598000.0
4	353000.0	8600000.0

LUNA 5

VERTICES	ESTE	NORTE
1	356000.0	8599000.0
2	356000.0	8598000.0
3	357000.0	8598000.0
4	357000.0	8597000.0
5	354000.0	8597000.0
6	354000.0	8599000.0

VIKY

VERTICES	ESTE	NORTE
1	357000.0	8604000.0
2	357000.0	8603000.0
3	355000.0	8603000.0
4	355000.0	8604000.0

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 5,106.7 HECTAREAS
DEPARTAMENTO: LIMA
DISTRITO: COAYLLO
PROVINCIA: CAÑETE
SUSTANCIAS: METALICAS

CIA. MINERA ORO CANDENTE S.A.

PROSPECTO LUNAHUANA

Fecha:	Noviembre,2002	
Escala:	1 : 100,000

How acquired

The property currently consists of 11 claim blocks totaling 5,333 as follows:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Columbia 5	06/28/96	12/06/96	1000	979
Columbia 6	06/28/96	12/27/96	400	264
Columbia 7	06/28/96	12/06/96	1000	1000
Columbia 8	06/28/96	12/27/96	1000	1000
Columbia 9	11/09/01	04/30/02	400	400
Columbia 10	11/09/01	04/30/02	100	100
Luna 3	11/13/01	03/13/02	390	390
Luna 4	05/02/02	11/21/02	300	300
Luna 5	11/14/02	Pending	500
Luna 6	03/03/03	Pending	200
Viky	03/20/95	Pending	200

On June 29, 1999, the Company entered into an option agreement with Britannia to earn a 50% interest in the Las Sorpresas, Lunahuana and El Tigre properties in exchange for the Company paying the surface taxes due on the three properties in the amount of $19,200. The Company and Britannia would share exploration expenditures equally; If a partner failed to contribute its share in any specific property, that partner would suffer dilution of their interest on a straight-line basis. Due to Britannia’s non-contribution of some exploration expenditures, the Company’s ownership interest in the Lunahuana property increased to 51%. On January 31, 2001, the Company and Britannia signed a new agreement whereupon Britannia agreed to transfer their remaining interest in the three properties to the Company in exchange for the payment of 500,000 shares. The agreement was completed on February 20, 2002.

The original property as acquired from Britannia Gold consisted of 4 claims blocks of 3400 hectares staked by Britannia. In 2001/2002, the Company staked an additional 4 claim blocks totaling 1190 hectares. During 2002, the Company reached a joint-venture agreement with S.M.R.L. Viky on the 200 hectare Viky claim. The Company can earn an initial 51% interest in the Viky claim by making payments totaling $52,000 over 5 years. At the end of the 5 years, the Company can earn the remaining 49% interest in the claim by paying an additional $97,000 to the optionor.

Location and Access

The property is located in the Coastal Plutonic Belt of Central Peru in the Lunahuana area approximately 120 km south-southeast of Lima. Elevation of the claims is up to 2700 meters above sea level and the climate is hot and dry with little precipitation throughout the year. Access to the property from Lima is via the paved Pan-American highway and a series of unpaved roads.

Regional and Property Geology

The Lunahuana area occurs within the Pacific Drainage Basin, which hosts vein, pipe and replacement manto style mineralization as well as typical porphyry copper disseminated mineralization. These deposits occur in sedimentary, volcanic and plutonic rocks.

Several types of mineralization have been found on the property. These include structurally controlled sheeted quartz-magnetite veins, stockwork and local brecciation, as well as volcanic-sedimentary units. Exploration on the property has defined several high priority targets.

The Western target was defined by gold values in soil samples and coincides with an intense Induced Polarization anomaly. Sampling has defined an area of about 1 square km which is interpreted to be a sulphide-mineralized volcanic sedimentary unit. The Company considers the Western target to be the highest priority for a future drill program.

The Santa Rosa Zone lies about 500 east of the Western target. Previous exploration including trenching and rock chip sampling shows copper and gold mineralization with widths varying from 10 to 300 meters along a 1 km strike length.

The Central IP anomaly lies 500 meters east of Santa Rosa. Limited geochemical sampling has found some anomalous copper and gold values.

The Eastern IP anomaly lies 1 km north-east of Santa Rosa. Samples taken from the overlying scree-soils show anomalous copper and gold values.

Soil sampling has also found numerous gold anomalies in an area of 2.5 km by 3 km approximately 1 km east of the Santa Rosa zone. This area lies beyond most of the IP coverage on the property and has not yet been subjected to trenching or other intrusive exploration methods.

History and Previous Work

Britannia Gold staked the first claim on the property in 1996. Britannia carried out approximately $500,000 of exploration on the property, including stream sediment sampling, geological mapping, soil and rock chip sampling, IP and magnetometer surveys, and about 2.5 km of trenching. Britannia’s exploration defined the targets discussed above.

Since acquiring the property, Candente has conducted limited work on the property. Company consultants visited the property in 1999 and reviewed the work conducted by Britannia in order to formulate future exploration plans. This work included data compilation, re-interpretation of the geophysical data, mapping, and limited sampling, trenching and road construction. In May 2002, the Company collected samples from known mineralized zones from outcrop as well as newly dug pits and trenches. The results returned anomalous metal values, including gold, silver, copper, zinc, and lead.

Planned Work Program

The Company has no plans to fund exploration on the property during the current fiscal year.

Las Brujas Property

The Las Brujas Property is an epithermal gold exploration project located in the Yanacocha area of the Western Andes Mountains. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Las Brujas Property to date. The Company has a 100% interest in the property.

CANDENTE RESOURCE CORP.

Picota - Las Brujas & Brujitas Project Location Map

81°
77°
73°
69°
0°
4°
8°
12°
16°
ECUADOR
COLOMBIA
BRASIL
BOLIVIA
CHILE
PACIFIC OCEAN
CHICLAYO
LIMA
N
Picota - Las Brujas & Brujitas

E-600,000
E-650,000
E-700,000
N-9'300,000
N-9'250,000
Lambayeque
Cajamarca
a Piura
a Lima
Jayanca
Pacora
Illimo
Morrope
Mochumi
Pitipo
Ferreñafe
Batan Grande
Monte Carlo
Lambayeque
San Jose
Pimentel
CHICLAYO
Reque
Picsi
Tuman
Saltur
Sipan
Pampa Grande
Chongoyape
Carhuaquero
Mocupe
Lama
Huambos
Cutervo
Cochabamba
Lajas
Chota
Bambamarca
Hualgayoc
Empalme
Lagunas
Picota
Las Brujas & Brujitas
KILOMETERS
0. 10 20 30 40
GRAPHIC SCALE
LEGEND
PANAMERICAN HIGHWAY
PAVED ROAD
GRAVELED ROAD
UNGRAVELED ROAD
POLITICAL BOUNDARY
CAPITAL
TOWN-CITY
AIRPORT
PORT
PACIFIC OCEAN

How acquired

The Property currently consists of a single claim of 1000 hectares, staked by the Company. The claim was registered on July 6, 2000 and final approval was granted on February 9, 2001.

Location and Access

The property is located approximately 70 km to the northwest of the town of Cajamarca in northern Peru. The town of Tongod lies just northwest of the property boundary.

Access to the property is by a series of paved and unpaved roads from Cajamarca, approximately 3 hours away. The Company’s Picota exploration project adjoins the property to the northwest.

Regional and Property Geology

Las Brujas lies along the western flank of the Andes Mountains in northern Peru. The Calipuy Formation underlies much of the area which is within the volcanic region known as the Yanacocha External Caldera System.

The property is underlain by volcanic and intrusive rocks with the dominant type being plagioclase porphyry. There are at least 4 types of mineralized breccias present, including stockwork veins and several types of volcanic breccias.

The property lies at an elevation of 2600 to 3000 meters above sea level. The terrain is gently to moderately rolling with vegetation varying from open grassland to small patches of forest around watercourses. Due to the cover of the vegetation, the level of rock exposure on the property varies from light to moderate.

History and Previous Work

The property was staked by the Company in 2000. Management believes there has never been any systematic exploration of the property prior to Candente’s acquisition.

Since acquiring the property, the Company has conducted a limited amount of exploration including general geologic mapping and geochemical sampling. Assays of the samples returned anomalous levels of gold, including an area of 1.3 km by 1 km which includes quartz stockwork, veining and some brecciation. The results of the work conducted to date is consistent with an epithermal precious metals system.

Planned Work Program

Due to its current focus on other properties in its portfolio, the Company has no plans to conduct additional exploration at Las Brujas during the current fiscal year. Any additional exploration is dependent upon future financings and the level of development of the Company’s other properties.

Las Sorpresas Property

Las Sorpresas is an exploration stage epithermal gold/silver project located southeast of the Yanacocha district in Northern Peru.  The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Las Sorpresas Property to date. The Company has 100% interest in the property.

CANDENTE RESOURCE CORP.

Sorpresas Project Location Map

ECUADOR
COLOMBIA
BRASIL
BOLIVIA
CHILE
PACIFIC OCEAN
CHICLAYO
LIMA
81°
77°
73°
69°
0°
4°
8°
12°
16°
Sorpresas
E-600,000
E-550,000
E-650,000
E-700,000
N-9'300,000
N-9'250,000
N-9'200,000
Lambayeque
Cajamarca
a Piura
a Lima
Jayanca
Pacora
Illimo
Mochumi
Morrope
Pitipo
Ferreñafe
Lambayeque
San Jose
Pimentel
CHICLAYO
Reque
Picsi
Tuman
Saltur
Sipan
Pampa Grande
Batan Grande
Monte Carlo
Chongoyape
Carhuaquero
Lama
Huambos
Cutervo
Cochabamba
Lajas
Chota
Bambamarca
Hualgayoc
Empalme
Lagunas
Sorpresas
CAJAMARCA
Encanada
Los Banos del Inca
Llacanora
Namora
Magdalena
San Juan
Chilete
Tembladera
Mocupe
Chepen
La Barranca
Jequetepeque
Pacasmayo
LEGEND
Panamerican Highway
Paved road
Graveled road
Ungraveled road
Political Boundary
Capital
Town-city
Airport
Port
Pacific Ocean
Kilometers
0. 10 20 30 40
Graphic Scale

How acquired

The Property was originally staked by Britannia Gold. It currently consists of 5 claim blocks totaling approximately 2827 hectares. The details of those claims are below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Las Sorpresas 1	03/07/94	01/20/98	1000	974
Las Sorpresas 3	03/07/94	11/23/94	900	900
Las Sorpresas 4	03/07/94	11/23/94	300	300
Las Sorpresas 5	03/07/94	04/03/95	300	190
Las Sorpresas 6	03/07/94	12/27/96	500	463

On June 29, 1999, the Company entered into an option agreement with Britannia to earn a 50% interest in the Las Sorpresas, Columbia and El Tigre properties in exchange for the Company paying the surface taxes due on the three properties in the amount of $19,200. The Company and Britannia would share exploration expenditures equally; If a partner failed to contribute its share in any specific property, that partner would suffer dilution of their interest on a straight-line basis. Due to Britannia’s non-contribution of some exploration expenditures, the Company’s ownership interest in the Las Sorpresas property increased to 54%. On January 31, 2001, the Company and Britannia signed a new agreement whereupon Britannia agreed to transfer their remaining interest in the three properties to the Company in exchange for the payment of 500,000 shares. The agreement was completed on February 20, 2002.

Location and Access

The property is located in the Andes of Northern Peru. It lies about 600 km north of Lima and about 40 km north of the city of Cajamarca. Access is by road through Cajamarca. Due to the mining operations elsewhere in the district, the area features well developed infrastructure and access.

Regional and Property Geology

Las Sorpresas lies along the western flank of the Andes Mountains in northern Peru. The Calipuy Formation underlies much of the area which is within the volcanic region known as the Yanacocha External Caldera System.

The claims are underlain by the Calipuy Formation volcanics. Northeasterly structures crosscut the property. Several circular and semi-circular features have been identified on the property. Argillic alteration at the northwestern end of the property may be an extension of the system that hosts the Cerro Quilich gold deposit at Yanachocha. Brecciated feldspar porphyry on the property is consistent with epithermal systems.

History and Previous Work

After originally staking the claims, Britannia Gold conducted limited amounts of field work on the property. This included reconnaissance geological mapping and a preliminary stream sediment sampling survey as well as limited rock sampling. Assay results from the rock samples taken from the argillic alteration in the northwestern end returned strongly anomalous values of mercury and weakly anomalous values of copper.

Planned Work Program

The property remains largely unexplored and the company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the property’s geology and its potential to host epithermal deposits. A more advanced exploration program, including trenching and drilling would be dependent upon favorable results from the field work.

The Company has no plans to conduct exploration at Las Sorpresas in the current year. The Company will continue to hold the property in its portfolio. Depending upon future financing and the level of development of its other projects, the Company could either conduct an exploration program on the property themselves or seek a joint-venture partner.

Picota Property

The Picota Property is located in the western Andes Mountains of Peru. It is a disseminated copper/gold exploration target. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Picota Property to date. The Company holds a 100% interest in the Property, but it is subject to a 0.75 Net Smelter Royalty (NSR) and Memorandum of Understanding with Cominco.

How Acquired

It consists of four claims currently totaling 3,151 hectares, which were acquired by the Company through staking. The details of each claim are given below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Picota 1	08/02/99	02/11/00	1000	1000
Picota 2	08/02/99	01/05/00	1000	1000
Picota 3	08/02/99	01/05/00	400	400
Picota 4	02/05/00	02/05/00	800	751

In September 1999, the Company paid a finders fee of 20,000 common shares in consideration for recommending the property and introducing the Company to Cominco.

Cominco Agreement

Prior to staking the property, the Company reviewed Cominco’s information on the Picota property, including their proprietary data and exploration results. In consideration, Candente and Cominco entered into a Memorandum of Understanding covering the Picota property and an Area of Interest which covers any surrounding properties which may be staked or acquired by Candente prior to December 31, 2000.

Under the agreement, Candente granted Cominco a 0.75% NSR on any minerals produced from the properties covered by the Agreement. Candente also granted Cominco a right of first refusal for all the properties. If Candente decides to dispose of all or a portion of its interest in a property, Cominco has 30 days to accept the offer upon the terms established by Candente. If Cominco does not accept those terms, Candente has 180 days to dispose of that interest for an equal or greater price and on terms no more favorable to the third party.

If Cominco decides to acquire an interest in any of the properties covered by the agreement, Candente and Cominco will form a joint-venture to explore and/or develop that property. The JV will be bound by certain terms which include a right of first offer.

Candente full possession of the properties and the right to work and explore the properties. However, Cominco will have reasonable access to the properties and Candente will provide Cominco with regular progress reports summarizing exploration results.

Location and Access

The property is located approximately 70 km northwest of the city of Cajamarca in northern Peru. Access to the property is via paved and unpaved roads from Cajamarca. Travel to the property from Cajamarca takes approximately 3 hours by vehicle. The Company’s Las Brujas exploration project adjoins the property to the southeast.

Regional and Property Geology

The Picota property lies along the western flank of the Andes in northern Peru. Regional structures are dominated by thin-skinned fold and thrust belts. Steeply dipping regional faults occur with various strike orientations. The Hualgayoc Fault strikes northeasterly just to the north of the property. The area lies within a volcanic regime known as the Yanacocha External Caldera System. The area is underlain by the Calipuy Formation.

The property is underlain by several distinct volcanic and intrusive rock units. Due to vegetative and soil cover, surface exposure of these units is poor, and strong alteration makes effective geological surface mapping and interpretation difficult. However, trenching has exposed distinguishable units, including several types of porphyry structures. Several areas of mineralization have been identified by prior exploration work.

The property lies at an elevation of 2200 to 3250 meters. Terrain is gently rolling open grassland with small forested patches around watercourses and in drainages.

History and Previous Work

Cominco originally staked an area which includes the Picota property in 1994. Cominco obtained interest in the area from Landsat images which identified color anomalies. From 1994 to 1996, Cominco conducted drainage sampling and reconnaissance geological mapping. This program identified several zones of mineralization but Cominco only tested 3 zones via trenching. These zones are known as Gloria, Madeleine and Consuelo. In total, 1.5 km of trenches were completed over the 3 zones and 349 channel samples were taken. The highest grades were found in the Madeleine and Consuelo zones. In total, Cominco analyzed 1,181 samples from the property, including the channel samples referenced above. Besides gold, many of the samples recorded highly anomalous copper, molybdenum, lead, zinc and arsenic values which is consistent with an epithermal system.

Candente staked the property beginning in 1999. Company geologists have conducted only limited exploration work consisting of mapping and additional sampling, including rock chip samples. This additional work, including a review of stream sediment results, has uncovered two new mineralized zones and increases the known extent of the mineralized zone to approximately 5 kilometers.

Planned Work Program

Only a small portion of the Picota property has been explored to date. Several mineralized zones and anomalies have been identified but have seen little to no follow up work. Recent work suggests that the area between the Madeleine and Consuelo zones is prospective for hidden mineralized structures which would require additional sampling and/or trenching. The Madeleine zone sampling program should be resumed in order to define the limits of mineralization and obtain possible drill targets.

The Company plans a no exploration at Picota during the current year. Further exploration is dependent upon future financings and the exploration results of the Company’s other properties.

Other Peruvian Properties

The Company holds 15 additional properties in Peru.

Nine of the properties were subject (along with Pamel) to the Right of First Refusal (“RFR”) Agreement with Anglogold. The RFR expired unexercised in July 2003, and Candente retains its interests in all of the properties.  Details of those properties is given below:

Property Name	Claim Name	Registration Date	Concession Granted	Hectares Staked

Dylan	Dylan I Dylan II Dylan III	07/02/02 07/02/02 07/02/02	12/12/02 12/12/02 12/12/02	700 900 900

El Volcan	El Volcan	08/01/02	Pending	1000

Fredito	Fredito III Fredito IV Fredito V Fredito VI	07/22/02 07/22/02 08/01/02 04/09/03	04/22/03 03/17/03 12/12/02 Pending	700 1000 1000 200

Isabelita	Isabelita Isabelita I Isabelita II	10/01/02 10/29/02 10/31/02	03/04/03 04/29/03 Pending	500 600 400

Millo *	Millo II	09/02/02	Pending	800

Samantha	Samantha I Samantha II Samantha III Samantha IV Samantha V	06/20/02 06/20/02 06/20/02 06/20/02 06/20/02	10/21/02 10/21/02 10/21/02 10/21/02 10/21/02	600 900 600 1000 1000

San Francisco	San Francisco Tres Marias III	10/29/02 07/22/02	Pending 12/12/02	800 100

Sharito	Sharito Sharito I Sharito II	08/22/02 09/16/02 04/09/03	Pending Pending Pending	600 700 200

Tres Marias	Tres Marias I Tres Marias II	07/22/02 07/22/02	03/24/03 11/26/02	1000 300

*  The Millo property consists of two-400 hectare blocks know as Areas C and E. The Company sold Area C to Geologix Explorations and retains Area E. Geologix authorized the Company to negotiate with Anglogold on its behalf, and the final agreement covered both blocks.

All nine of the properties above were acquired via staking except for Millo which was acquired through auction from the Government of Peru.

The Company has 4 other properties in Northern Peru as follows:

Property Name	Claim Name	Registration Date	Concession Granted	Hectares Staked

Delicias	Delicias I Delicias II Delicias III	09/02/02 09/02/02 10/10/02	04/14/03 03/28/03 03/04/03	600 900 500

Las Brujitas	Las Brujitas	01/27/03	06/23/03	1000

Oro Chicama	Oro Chicama	09/18/02	Pending	800

San Antonio	San Antonio I San Antonio II San Antonio III San Antonio IV San Antonio V San Antonio VI	06/14/02 06/14/02 06/14/02 07/22/02 06/18/02 06/18/02	11/11/02 03/20/03 11/12/02 03/20/03 10/21/02 10/21/02	300 1000 500 200 1000 700

The Company has 3 other properties in Central Peru as follows:

Property Name	Claim Name	Registration Date	Concession Granted	Hectares Staked

El Alamo*	Lunahuana	04/29/98	08/11/98	200

Uchumachay	Uchumachay Uchumachay I	09/02/02 04/30/03	03/28/03 Pending	400 300

Oro Queropalca	Oro Queropalca I Oro Queropalca II Oro Queropalca III Oro Queropalca IV Oro Queropalca V Oro Queropalca VI Oro Queropalca VII	03/03/03 03/03/03 03/03/03 03/31/03 03/31/03 04/01/03 07/18/03	Pending Pending Pending Pending Pending Pending Pending	1000 700 600 100 100 400 300

* This El Alamo property is separate from the property transferred to ADC Peru LDC under an agreement signed in May, 2003.

The Company has conducted either limited or no exploration on its other Peruvian properties to date. For the remainder of the current year, the Company intends to carry out geophysical surveys, sampling and mapping on approximately 12 of the other Peruvian properties, including the high sulphidation properties in the Puna district, all of which were subject to the Anglogold RFR, as well as Oro Chicama, Delicias and San Antonio in Northern Peru. The Company estimates this exploration work will cost approximately $50,000.

Newfoundland Properties

During 2002, the Company began to acquire gold exploration properties located in the Botwood Basin area of central Newfoundland, Canada. These properties are located in an area where recent exploration results published by other exploration companies suggests that the basin has certain similarities to the Carlin gold trend in Nevada. The Company intends to explore its Botwood properties for bulk tonnage (sediment and intrusive hosted) gold mineralization.

Currently, the Company has 1,919 claims totaling 47,975 hectares. To date, the Company has entered into 6 Option to Purchase and Royalty Agreements with individuals, which provide for the Company to earn a 100% interest in 7 properties.

The Company has also entered into a Purchase and Royalty Agreement with Kevin Keats of Newfoundland by which the Company has earned a 100% interest in 1,346 mining claims. The Company entered into two Option and Purchase Agreements with Cornerstone Resource Inc. to earn up to a 75% interest in the Island Pond and Paul’s Pond Properties.

The Company’s major Newfoundland exploration projects are described below.

Linear Property

The Linear Property is a gold exploration property of 1250 hectares located in the Botwood Basin of central Newfoundland, Canada. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Linear Property to date. The Company has an option to earn a 100% interest in the property, subject to a 2.5% NSR.

MAJOR GEOLOGICAL ELEMENTS
Rocks of ophiolitic affinity - may include mafic intrusive and extrusive rocks as well as ultramafic lithologies
Post-Ordovician intrusive rocks including felsic and mafic intrusive lithologies
Post-Ordovician overlap sequences including shallow marine and non-marine sedimentary and volcanic rocks
Regional scale fault and shear systems that delineate boundaries between adjacent tectonostratigraphic zones
Kilometers
St. Anthony
Hare Bay
HUMBER ZONE
DUNNAGE ZONE
GANDER ZONE
AVALON ZONE
Linear Group
GULF OF ST. LAWRENCE
Baie Verte Line
White Bay
Red Indian Line
Notre Dame Bay
Bay of Islands
St. George's Bay
Bonavista Bay
Trinity Bay
Conception Bay
St. John's
Placentia Bay
Fortune Bay
St. Mary's Bay
Baie d'Espoir
St. Lawrence
Port-Aux-Basques
Cape Ray Fault
Hermitage Bay Fault
Gander
Notre Dame Subzone
Gander Lake Subzone
TECTONOSTRATIGRAPHIC ZONATIONS
HUMBER ZONE
Precambrian crystalline, Laurentian basement overlain by younger shelf-facies rocks and allochthonous oceanic sedimentary/ophiolitic rocks.
DUNNAGE ZONE
NOTRE DAME SUBZONE: dominantly Cambrian to Middle Ordovician submarine volcanic rocks and ophiolitic suites unconformably overlain by non-marine Silurian overlap sequences.
EXPLOITS SUBZONE: dominantly Cambrian to Mid-Ordovician oceanic sedimentary rocks with intercalated volcanic rocks overlain by Mid- to Late Ordovician black shales that pass conformably into turbidite deposits that in turn pass into shallow marine and non-marine Silurian strata.
GANDER ZONE
Cambro-Ordovician, variably metamorphosed, quartz-rich siliciclastic rocks of continental slope origin (GANDER LAKE SUBZONE) and inferred structral windows through the Dunnage Zone (MOUNT CORMACK AND MEELPAEG SUBZONES).
AVALON ZONE
Late Proterozoic submarine and terrestrial volcanic rocks and turbiditic, deltaic and fluviatile sedimentary rocks unconformably overlain by a younger shallow marine succession having distinctive Acado-Baltic faunal assemblages.
CANDENTE RESOURCE CORP.
Project: Linear Group
Area: NTS 2 D/15
Location Map with Tectonostratigraphic Subdivisions of Newfoundland
FIGURE 1
Drawn by: RC
Date: 02/07/97
Compiled: Black Pine
Revised by: GDS
Revised: 09/09/02
Scale: as shown
File: figure1.cdr
Supervisor: P.Dimmell

7984 M
CANDENTE RESOURCE CORP.
Linear Group
Claim Location Map
-0.5
0
0.5
1
Kilometres
Drawn by: GDS Inc.
Date: July 2002
Scale 1:25,000
Checked by: P.D.
Figure No.: 2

How acquired

Under an agreement dated April 9, 2002, the Company reached an agreement with the KriASK Syndicate and its owners Kevin Keats, Allan Keats and Peter Dimmell. Under the option agreement, Candente can earn a 100% interest in the property, subject to a 2.5% NSR, by paying KriASK $171,000, issuing 300,000 common shares and incurring an aggregate of $1,000,000 in exploration expenditures over 5 years by the following schedules:

Cash Payment Schedule:

Date of Payment	Amount

Effective Date of Agreement	$ 6,000
On or before June 30, 2002	6,000
On or before June 30, 2003	21,000
On or before June 30, 2004	25,500
On or before June 30, 2005	30,000
On or before June 30, 2006	36,000
On or before December 30, 2006	46,500
Total	$ 171,000

Common Share Issuance Schedule:

Date of Issuance	Amount of Shares

On the Approval Date	15,000
On or before June 30, 2002	15,000
On or before December 30, 2002	15,000
On or before December 30, 2003	30,000
On or before December 30, 2004	60,000
On or before December 30, 2005	75,000
On or before December 30, 2006	90,000
Total *	300,000

* If Candente incurs an aggregate of $1,000,000 in exploration expenditures on the claims prior to November 30, 2006, any shares not yet issued will become issuable to the KriASK Syndicate on or before December 30 of the year in which Candente incurred an aggregate of $1,000,000 in exploration on the claims.

Minimum Property Expenditure Schedule:

Date of Required Expenditures	Exploration Amount

On or before November 30, 2002	$ 50,000
On or before November 30, 2003	$ 150,000	in the aggregate
On or before November 30, 2004	$ 300,000	in the aggregate
On or before November 30, 2005	$ 550,000	in the aggregate
On or before November 30, 2006	$ 1,000,000	in the aggregate

Location and Access

The Linear property consists of 50 claims 15 kilometers west of the city of Gander, Newfoundland. Access is from the Trans-Canada Highway which borders the property to the South.

Regional and Property Geology

The island of Newfoundland is the Northeast terminus of the Appalachian Orogen, a late Precambrian to early Paleozoic mountain belt. The property covers a portion of the Appleton Linear, a fault related zone that is approximately 20+ kilometers long. The shoreline of Gander Lake, along the outflow, and that of the Gander River to the north reflect the Appleton Linear.

Mineralization appears to have high mesothermal to epithermal characteristics. Strong silicification and clay are noted, and associated minerals include pyrite, chalcopyrite, galena and stibnite. Several gold zones containing gold-bearing veins have been identified on the property, both to the east and west of the Appleton Linear.

History and Previous Work

Noranda conducted regional prospecting in the area during the 1980’s. Noranda completed a reconnaissance grid over the property but little follow-up work was done. Noranda dropped the property in 1992. No exploration was conducted on the property until 1998 when the KriASK syndicate staked the property. In 1999, United Carina Corporation optioned the property from the KriASK syndicate and conducted line cutting, soil geochemistry, ground geophysics and trenching. United Carina followed up this program in October 1999 with diamond drilling of 23 holes totaling 1,897 meters and with 15 additional holes totaling 1750 meters in February, 2000. Although Carina discovered several zones of gold mineralization both through trenching and drilling, the Company dropped its option on the property in 2001.

Based upon exploration results obtained and published by other exploration companies active in the area, Candente acquired its option on the property in April, 2002. The Company’s geological team identified the property as a possible host for sediment hosted Carlin-style gold mineralization. Shortly after signing the option agreement, the Company began a program to better understand the geology of the property and the mineralizing controls. This program included detailed geological mapping, logging of historical drill core and petrographic studies. From the results of this program, the Company’s geologists designed a drill program.  The program commenced in early 2003 and was suspended in March 2003. Of the originally planned 8 diamond drill holes totaling 1600, severe weather and poor ground conditions resulted in the completion of only 5 holes totaling 665 meters. 3 of the 5 holes intersected gold mineralization, as summarized below:

DDH LG-2003-03 – Cokes Showing

From Meters (m)	To (m)	Interval (m)	Gold (g/t)
10.4	14.3	3.9	3.36
35.7	38.4	2.7	0.68
51.8	53.7	1.9	1.98
85.9	87.5	1.6	1.15
91.2	91.5	0.3	0.35
91.7	92.7	1.0	0.79
94.1	94.4	0.3	0.49
95.3	95.9	0.6	0.38
98.9	99.7	0.8	1.36
112.5	113.9	1.4	4.45
114.6	115.2	0.6	1.15
117.7	119.6	2.0	0.63
122.0	124.7	2.7	0.18
125.5	128.1	2.6	0.24
147.8	148.9	1.1	0.70

*DDH LG-2003-04 – Cokes Showing

From Meters (m)	To (m)	Interval (m)	Gold (g/t)
8.1	11.9	3.8	0.77
14.2	16.0	2.2	2.85
21.5	22.3	0.8	1.92
25.4	27.7	2.3	1.30
31.0	38.4	7.4	2.89
45.4	50.6	5.2	0.17

*Hole LG-003-04 was drilled from the same collar as Hole LG-2003-03 but at a steeper angle to obtain better core recovery in the top 50 meters which was not recovered in Hole LG-2003-03.

DDH LG-2003-05 – Keats Showing

From Meters (m)	To (m)	Interval (m)	Gold (g/t)
36.2	38.2	2.0	2.60
52.1	55.1	3.0	0.53
73.2	75.8	2.6	0.77
92.4	96.5	4.1	0.69
98.9	101.7	2.8	0.41
105.3	106.0	0.7	0.72
110.0	11.6	1.6	0.93
111.6	116.8	5.2	0.48
117.8	125.3	7.5	0.65
126.0	131.0	5.0	0.48
132.8	134.9	2.1	0.39
136.2	136.6	0.4	7.20
138.0	139.3	1.3	0.35
141.0	142.4	2.4	0.54
150.6	150.9	0.3	0.41

All of the zones intersected in the current drilling are located south of all areas previously drilled on the property. The Company believes that the zones targeted in the two holes that intersected no gold mineralization were displaced by faulting.

Planned Work Program

The Company is encouraged by the results obtained on the Linear property to date. The Company has no exploration work scheduled for the property for the remainder of 2003.

Island Pond Property

The Island Pond Property is a gold exploration property of 950 hectares located in the Botwood Basin of central Newfoundland, Canada. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Island Pond Property to date. The Company has an option to earn up to an initial 51% interest, but can increase its interest in the property to 75%.

NEWFOUNDLAND PROPERTIES

59°00'W
57°00'W
55°00'W
53°00'W
50°00'N
48°00'N
N
12P
2M
12I
2L
12G
12H
2E
2F
Baie Verte
Corner Brook
Buchans
ISLAND POND
Gander
12B
12A
2D
2C
Clarenville
St. John's
11O
11P
1M
1N
11I
1L
1K
0
150
Kilometers

Location Map
Figure 1

608000mE
610000mE
612000mE
614000mE
N
5427000mN
5425000mN
5423000mN
5421000mN
5419000mN
EXPLOITS RIVER
Route 360
8278M
8123M
8412M
6119M

500 0 1000

metres

NAD 27 Zone 21

Cornerstone Resources Inc.	
Project: Island Pond	Area: Exploits River, NF
Claim Location	
FIGURE NO. 2	Date: June 8, 2001
Supervisor: T. Froude	Scale: As Shown
NTS Sheet(s): 2D/13, 14	Drawn By: J.F./K.P.

How Acquired

Under an agreement with Cornerstone Capital dated July 15, 2003, Candente can earn an initial 51% interest in the property by spending $1.5 million on exploration, issuing to Cornerstone 115,000 common shares and paying Cornerstone $115,000 over 4 years. Candente can increase its interest in the property to 61% by financing a bankable feasibility study and can further increase its interest to 75% by arranging mine financing. Cornerstone will be operator of all exploration until Candente has earned its initial 51% interest.

Location and Access

The property is located in the Botwood Basin of Central Newfoundland and straddles Highway 360, approximately 5 kilometers south of Highway 360’s intersection with the Trans-Canada highway and Southeast of the town of Bishop’s Falls.

Regional and Property Geology

The property lies within the Dunnage tectonostratigraphic zone and is underlain by sedimentary and volcanic rocks of the Botwood Group, including the Wigwam and Laurenceton formation that are intruded by younger mafic dykes. Glacial till covers the region, and outcrop is rare.

The property has northwest trending structures consistent with epithermal-style alteration. quartz/sulphosalt and quartz breccia boulders have been found at surface.

Previous Exploration

The region had limited gold exploration until the release of a Newfoundland government survey in 1988 which indicated gold in the area. In 2001, Cornerstone completed geochemical and magnetic surveys which successfully delineated several zones of coincidental magnetic and geochemical soil anomalies In early 2002, Cornerstone completed additional geophysical work on the property which detected northwest trending conductors. Upon finalizing the option agreement, Candente and Cornerstone initiated an 8-hole, 809 meter Phase I diamond drilling program designed to test the mineralized structures identified by Cornerstone’s exploration. 4 of the 8 holes successfully intersected low-sulphidation epithermal-style mineralization. The best gold intersection was 0.215 g/t over 7.6 meters.

Current and Future Exploration

Although the Winter 2002/2003 drill program did not intersect economic mineralization, the program did determine that the Companies targeted low-sulphidation epithermal-style mineralization is present on the property. The style and geochemical signature of the mineralization is similar to that found within close proximity to known gold bearing structures occurring on other properties in the area.

Future drilling is being considered to target geophysical and geochemical targets south of those drilled in the last program, as well as testing areas for higher grade zones close to and on strike with the recently intersected mineralization. The Company has elected to enter into the second year of the option agreement with Cornerstone for 2004.

Paul’s Pond Property

The Paul’s Pond Property is a 750 hectare gold exploration project located in south-central Newfoundland. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Paul’s Pond Property to date. The Company has an option to earn an initial 51% interest in the property but may increase its interest to 75%.

How Acquired

Under an agreement with Cornerstone dated July 15, 2002, the Company has the right to earn a 51% interest in the property by paying Cornerstone $90,000, issuing 90,000 common shares and expending $1,000,000 on exploration over a 4 year period. Candente can increase its interest in the property to 61% by financing a bankable feasibility study and can further increase its interest to 75% by arranging mine financing. Candente will be the Operator of all exploration.

Candente will be the operator of the property, and as such will be allowed to charge for management, supervision and administrative services at the rate of 5% for all expenditures and costs made or incurred by Candente with a third party, and at the rate of 10% for all internal expenditures or costs.

Location and Access

The property is located in north-central Newfoundland between the Northwest and Southwest Gander Rivers. Access is south along a good 38 kilometer long gravel road that begins at the Trans-Canada Highway at the town of Glenwood.

Regional and Property Geology

The area lies at the eastern margin of the Dunnage zone, within the Exploits subzone. The property is underlain by sedimentary units of the Davidsville Group which is in contact with the Botwood Group in the northwest corner of the property. The Davidsville Group is predominately laminated grey-green siltstone, while the Botwood Group is siltstones and shales. Both groups are intruded by granite and gabbro dikes and sills.

Previous Exploration History

The area of the property has had only limited exploration. Noranda conducted regional evaluation and exploration from 1986 to 1989 and identified several zones of gold mineralization on the property. The most significant to date is the Goose Zone which consists of disseminated arsenopyrite and has returned gold values from trench sampling and through 4 short drill holes over a strike length of 100 meters. The Goose Zone remains open in all directions.

Planned Work Program

An IP survey has recently outlined several zones of high chargeability, while geochemical soil sampling has located a gold-in-soil anomaly directly along strike one kilometer northwest of the Goose Zone.

The Company has no exploration planned for the property for the remainder of 2003. However, a program of line cutting, soil sampling, geological mapping, prospecting and geophysical surveying, followed by diamond drilling on prospective targets, has been recommended and may be conducted in the future. The Company has decided to proceed with the second year of the joint venture with Cornerstone for 2004.

Virgin Arm Property

The Virgin Arm property is a 2,300 hectare gold exploration project located in the Botwood Basin of central Newfoundland. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Virgin Arm Property to date. The Company has a 100% interest in the property.

Figure 1: Location Map with Regional Geology

MAJOR GEOLOGICAL ELEMENTS
Rocks of ophiolitic affinity - may include mafic intrusive and extrusive rocks as well as ultramafic lithologies
Post-Ordovician intrusive rocks including felsic and mafic intrusive lithologies
Post-Ordovician overlap sequences including shallow marine and non-marine sedimentary and volcanic rocks
Regional scale fault and shear systems that delineate boundaries between adjacent tectonostratigraphic zones
25 0 25 50 75 100
Kilometers
St. Anthony
Hare Bay
HUMBER ZONE
DUNNAGE ZONE
GANDER ZONE
AVALON ZONE
Virgin Arm Property
GULF OF ST. LAWRENCE
Baie Verte Line
Red Indian Line
White Bay
Baie Verte
Notre Dame Bay
Bay of Islands
Deer Lake
Grand Lake
Corner Brook
Buchans
Red Indian Line
Red Indian Lake
Exploits Subzone
Gander
Gander Lake
GRUB Line
Gander Lake Subzone
Bonavista Bay
St. George's Bay
Notre Dame Subzone
Victoria Lake
Meelpaeg Subzone
Mt. Cormack Subzone
Granite Lake
Long Pond
Dover Fault
Long Range Fault
Port-Aux-Basques
Cape Ray Fault
Baie d'Espoir
Hermitage Bay Fault
Fortune Bay
Placentia Bay
Trinity Bay
Conception Bay
St. John's
St. Lawrence
St. Mary's Bay
TECTONOSTRATIGRAPHIC ZONATIONS
HUMBER ZONE
Precambrian crystalline, Laurentian basement overlain by younger shelf-facies rocks and allochthonous oceanic sedimentary/ophiolitic rocks.
DUNNAGE ZONE
NOTRE DAME SUBZONE: dominantly Cambrian to Middle Ordovician submarine volcanic rocks and ophiolitic suites unconformably overlain by non-marine Silurian overlap sequences.
EXPLOITS SUBZONE: dominantly Cambrian to Mid-Ordovician oceanic sedimentary rocks with intercalated volcanic rocks overlain by Mid- to Late Orodovician black shales that pass conformably into turbidite deposits that in turn pass into shallow marine and non-marine Silurian strata.
GANDER ZONE
Cambro-Ordovician, variably metamorphosed, quartz-rich siliciclastic rocks of continental slope origin (GANDER LAKE SUBZONE) and inferred structral windows through the Dunnage Zone (MOUNT CORMACK AND MEELPAEG SUBZONES).
AVALON ZONE
Late Proterozoic submarine and terrestrial volcanic rocks and turbiditic, deltaic and fluviatile sedimentary rocks unconformably overlain by a younger shallow marine succession having distinctive Acado-Baltic faunal assemblages.
CANDENTE RESOURCE CORP.
Project: Virgin Arm Property
Area: NTS 2 E/10 & 2 E/7
Location Map with Tectonostratigraphic Subdivisions of Newfoundland
FIGURE 1
Drawn by: RC
Date: 02/07/97
Compiled: Black Pine
Revised by: GDS
Revised: 11/06/02
Scale: as shown
File: figure1.cdr
Supervisor: P. Dimmell

Virgin Arm Claim Map
Virgin Arm
N
0
0.5
1
Kilometers
Summerford
Source (Geology): Geological Survey of Newfoundland & Labrador

How Acquired

The Company originally staked 89 claims on April 5, 2002. On September 26, 2002, the Company staked an additional 3 claims along the northern part of the original property.

Location and Access

The property lies just north of the town of Summerford, approximately 80 kilometers north of the City of Gander. Access is by Provincial Highway from Gander to Summerford.

Regional and Property Geology

The area is within the Newfoundland Dunnage Zone, which is divided into the Notre Dame and Exploits Subzones. The Virgin Arm property lies in the Exploits Subzone at the boundary with the Notre Dame Subzone. The rocks in the area are dominantly oceanic sedimentary rocks with intercalated volcanic rocks overlain by black shales. Gold has been identified on the property within 5 separate showings, which are primarily associated with NNE and WNW trending faults.

Previous Exploration History

During the 1980’s, the Geological Survey of Canada conducted regional lake bottom sampling. Based upon these results, Noranda Exploration Company Limited staked a series of claims in the area which included the current boundaries of the Virgin Arm property. From 1989 to 1996, Noranda conducted an exploration program consisting of prospecting and reconnaissance geochemistry sampling over portions of the property. In 2002, Candente followed up the Noranda results with prospecting, silt and rock sampling, coarse gold panning, linecutting, soil sampling and grid geological mapping. 5 new gold showings have been identified to date.

Current and Planned Exploration

The Company anticipates a two step exploration program on the property. The first would include soil and rock chip sampling in target areas previously identified through prospecting. The second would include pitting and trenching to test bedrock beneath areas of encouraging gold results in soil and/or rock samples taken during step one.

For the remainder of 2003, the Company has scheduled exploration work including mapping, sampling, trenching and geophysics on at least two properties in Newfoundland, including Virgin Arm. The cost of the entire program in Newfoundland is estimated at approximately $100,000.

Other Newfoundland Properties

In addition to the Newfoundland properties discussed above, the Company has a portfolio of early-stage exploration properties located throughout Newfoundland. Only minor amounts of exploration has ever been conducted on these properties and available geological information is limited. The properties include:

Radio Range Property

Radio Range is a 1,150 hectare, 46 claim gold exploration property located in the Botwood Basin, central Newfoundland. The original 12 claims were acquired by the Company under an agreement with Calvin and James Crocker (the “Crockers”) dated June 19, 2002, while the Company subsequently staked and has 100% ownership of an additional 34 claims. Under the agreement with the Crockers, the Company can earn a 100% interest in the 12 claims, subject to a 2.5% NSR, by making payments totaling $55,000, issuing 100,000 common shares and incurring aggregate exploration expenditures under the following formula:

Cash Payment Schedule:

Date of Payment	Amount

Effective Date of Agreement	$ 3,000
On or before June 30, 2003	6,000
On or before June 30, 2004	11,000
On or before June 30, 2005	15,000
On or before June 30, 2006	20,000
Total	$ 55,000

Common Share Issuance Schedule

Date of Issuance	Amount of Shares

On the Approval Date	10,000
On or before December 30, 2003	15,000
On or before December 30, 2004	20,000
On or before December 30, 2005	25,000
On or before December 30, 2006	30,000
Total	100,000

Minimum Property Expenditure Schedule:

Date of Required Expenditures	Exploration Amount

On or before November 30, 2002	$ 10,000
On or before November 30, 2003	$ 30,000	in the aggregate
On or before November 30, 2004	$ 60,000	in the aggregate
On or before November 30, 2005	$ 110,000	in the aggregate
On or before November 30, 2006	$ 200,000	in the aggregate

The Crockers also retain a 2.5% NSR on the property. The Company may at any time purchase 1 percentage point (thus reducing the NSR to 1.5%) of the royalty by paying the Crockers $1,000,000. If Candente exercises the royalty purchase right, and upon completion of a bankable feasibility study, the Crockers have the right to require Candente to purchase a further 1 percentage point (thus reducing the NSR to 0.5%) for a price determined by a fixed dollar amount per ounce of gold multiplied by the number of ounces of gold in the mineable reserve as computed in the mineable feasibility study. The fixed dollar amount per ounce of gold shall be determined by the following table:

Trading Price of Gold	Fixed Dollar Amount Per Ounce

Up to US $349	US$1.00
US$350 – US$449	US$1.25
US$450 - US$524	US$1.50
US$525 – US$599	US$1.75
US$600 or above	US$2.00

If Candente sells, assigns, options or otherwise disposes of any interest in the claims to a third party and receives consideration for the disposition, 10% of the total cash or shares received by Candente will be due to the Crockers. The cash equivalent value of the consideration paid will be deemed to be part of the $1,000,000 required for the purchase of the first 1 percentage point of the NSR.

Location and Access

The property is located in Central Newfoundland on the north shore of Gander Lake, 5 kilometers west of the City of Gander. Access is via the Trans Canada Highway, which bisects the property, and a network of maintained gravel logging roads.

Regional and Property Geology

The property lies within a northeastern subsection of the Gander Zone known as the Gander Lake Subzone. The area contains marine clastic sediments, island arc volcanics, an ultramafic suite and a series of clastic metasediments. The property straddles the Gander River fault. Mafic intrusions have been mapped on the claim blocks along the main fault and are locally sheared.

Previous Exploration History

There has been only limited exploration ever conducted on the property. During the 1980’s, the government of Newfoundland and Labrador conducted a region-wide lake bottom sediment and till sampling survey. During 2001, the Crockers conducted prospecting and rock chip sampling.

Current and Planned Exploration

Candente personnel conducted preliminary prospecting and geological interpretation work during the late fall, 2002. The geologists took a total of 42 rock samples and discovered a mineralized boulder train associated with Gander Lake Fault.

The Company’s next phase of exploration will include follow-up prospecting and geological mapping, line cutting and soil geochemistry surveying, followed by geophysical surveys to identify zones of favorable mineralization. The Company has no plans to conduct exploration at the property during the remainder of 2003.

Weirs Pond Property

The Weirs Pond Property 125 hectare, 5 claim gold exploration property located in the Botwood Basin, central Newfoundland. Under an agreement dated June 24, 2002 between the Company and Alexander and Robert Stares (“Stares”), the Company can acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments totaling $55,000, issuing 100,000 common shares and incurring aggregate exploration expenditures of $200,000 under the following schedule:

Cash Payment Schedule:

Date of Payment	Amount

Effective Date of Agreement	$ 3,000
On or before June 30, 2003	6,000
On or before June 30, 2004	11,000
On or before June 30, 2005	15,000
On or before June 30, 2006	20,000
Total	$ 55,000

Common Share Issuance Schedule

Date of Issuance	Amount of Shares

On the Approval Date	10,000
On or before December 30, 2003	15,000
On or before December 30, 2004	20,000
On or before December 30, 2005	25,000
On or before December 30, 2006	30,000
Total	100,000

Minimum Property Expenditure Schedule:

Date of Required Expenditures	Exploration Amount

On or before November 30, 2002	$ 10,000
On or before November 30, 2003	$ 30,000	in the aggregate
On or before November 30, 2004	$ 60,000	in the aggregate
On or before November 30, 2005	$ 110,000	in the aggregate
On or before November 30, 2006	$ 200,000	in the aggregate

The Stares also retain a 2.5% NSR on the property. The Company may at any time purchase 1 percentage point (thus reducing the NSR to 1.5%) of the royalty by paying the Stares $1,000,000. If Candente exercises the royalty purchase right, and upon completion of a bankable feasibility study, the Stares have the right to require Candente to purchase a further 1 percentage point (thus reducing the NSR to 0.5%) for a price determined by a fixed dollar amount per ounce of gold multiplied by the number of ounces of gold in the mineable reserve as computed in the mineable feasibility study. The fixed dollar amount per ounce of gold shall be determined by the following table:

Trading Price of Gold	Fixed Dollar Amount Per Ounce

Up to US $349	US$1.00
US$350 – US$449	US$1.25
US$450 - US$524	US$1.50
US$525 – US$599	US$1.75
US$600 or above	US$2.00

If Candente sells, assigns, options or otherwise disposes of any interest in the claims to a third party and receives consideration for the disposition, 10% of the total cash or shares received by Candente will be due to the Stares. The cash equivalent value of the consideration paid will be deemed to be part of the $1,000,000 required for the purchase of the first 1 percentage point of the NSR.

Jackson’s Arm Property

The Jackson’s Arm Property is a 900 hectare, 36 claim gold exploration property located in the western Newfoundland. Under an agreement dated September 18, 2002 between the Company and Kevin Keats, Allan Keats, Peter Dimmell and Alex Turpin (known collectively as the “Jackson Group”), the Company can acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments totaling $97,360, issuing 232,000 common shares and incurring aggregate exploration expenditures of $756,000 under the following schedule:

Cash Payment Schedule:

Date of Payment	Amount

Effective Date of Agreement	$ 4,360
On or before December 30, 2003	12,000
On or before December 30, 2004	24,000
On or before December 30, 2005	27,000
On or before December 30, 2006	30,000
Total	$ 97,360

Common Share Issuance Schedule

Date of Issuance	Amount of Shares

On the Approval Date	20,000
On or before June 30, 2003	16,000
On or before December 30, 2003	24,000
On or before December 30, 2004	30,000
On or before December 30, 2005	40,000
On or before December 30, 2006	50,000
On or before December 30, 2007	52,000
Total	232,000

Minimum Property Expenditure Schedule:

Date of Required Expenditures	Exploration Amount

On or before December 30, 2002	$ 6,000
On or before August 31, 2003	$ 46,000	in the aggregate
On or before September 30, 2004	$ 126,000	in the aggregate
On or before October 30, 2005	$ 256,000	in the aggregate
On or before November 30, 2006	$ 456,000	in the aggregate
On or before December 30, 2007	$ 756,000	in the aggregate

The Jackson Group also retains a 2.5% NSR on the property. The Company may at any time purchase 1 percentage point (thus reducing the NSR to 1.5%) of the royalty by paying the Jackson Group $1,000,000. If Candente exercises the royalty purchase right, and upon completion of a bankable feasibility study, the Jackson Group has the right to require Candente to purchase a further 1 percentage point (thus reducing the NSR to 0.5%) for a price determined by a fixed dollar amount per ounce of gold multiplied by the number of ounces of gold in the mineable reserve as computed in the mineable feasibility study. The fixed dollar amount per ounce of gold shall be determined by the following table:

Trading Price of Gold	Fixed Dollar Amount Per Ounce

Up to US $349	US$1.00
US$350 – US$449	US$1.25
US$450 - US$524	US$1.50
US$525 – US$599	US$1.75
US$600 or above	US$2.00

If Candente sells, assigns, options or otherwise disposes of any interest in the claims to a third party and receives consideration for the disposition, 10% of the total cash or shares received by Candente will be due to the Jackson Group. The cash equivalent value of the consideration paid will be deemed to be part of the $1,000,000 required for the purchase of the first 1 percentage point of the NSR.

Staghorn (formerly Flamingo and Woods Lake) Property

The Staghorn Property is a 4,650 hectare, 186 claim gold exploration property located in the western Newfoundland. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Staghorn Property to date. The Company has an option to earn a 100% interest in the property, subject to a 2.5% NSR.

How Acquired

Under an agreement dated December 20, 2002 between the Company and Gilbert Lushman and Edwin Northcott ( known collectively as the “Lushcott Group”), the Company can acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments totaling $100,920, issuing 120,000 common shares and incurring aggregate exploration expenditures of $500,000 under the following schedule:

Cash Payment Schedule:

Date of Payment	Amount

Effective Date of Agreement	$ 5,000
On or before December 25, 2002	10,400
On or before July 30, 2003	5,520
On or before December 30, 2003	25,000
On or before December 30, 2004	27,000
On or before December 30, 2005	28,000
Total	$ 100,920

Common Share Issuance Schedule

Date of Issuance	Amount of Shares

On the Approval Date	20,000
On or before December 30, 2003	30,000
On or before December 30, 2004	30,000
On or before December 30, 2005	40,000
Total	120,000

Minimum Property Expenditure Schedule:

Date of Required Expenditures	Exploration Amount

On or before November 30, 2003	$ 40,000
On or before November 30, 2004	$ 120,000	in the aggregate
On or before November 30, 2005	$ 270,000	in the aggregate
On or before November 30, 2006	$ 500,000	in the aggregate

The Lushcott Group also retains a 2.5% NSR on the property. The Company may at any time purchase 1 percentage point (thus reducing the NSR to 1.5%) of the royalty by paying the Lushcott Group $1,000,000. If Candente exercises the royalty purchase right, and upon completion of a bankable feasibility study, the Lushcott Group has the right to require Candente to purchase a further 1 percentage point (thus reducing the NSR to 0.5%) for a price determined by a fixed dollar amount per ounce of gold multiplied by the number of ounces of gold in the mineable reserve as computed in the mineable feasibility study. The fixed dollar amount per ounce of gold shall be determined by the following table:

Trading Price of Gold	Fixed Dollar Amount Per Ounce

Up to US $349	US$1.00
US$350 – US$449	US$1.25
US$450 - US$524	US$1.50
US$525 – US$599	US$1.75
US$600 or above	US$2.00

If Candente sells, assigns, options or otherwise disposes of any interest in the claims to a third party and receives consideration for the disposition, 10% of the total cash or shares received by Candente will be due to the Lushcott Group. The cash equivalent value of the consideration paid will be deemed to be part of the $1,000,000 required for the purchase of the first 1 percentage point of the NSR.

Location and Access

The property is located approximately 5 hours west of the city of Gander via paved highway and gravel road.

Geological Information

The property is located within the SW Dunnage Zone. The northern portion of the property is underlain by mafic volcanic and related intrusive rocks, while the southern portion is dominated by granodioritic rocks of the Bay Du Nord Group. These rocks are intruded by a mylonitic pink granite that occurs as two separate northeast-trending bodies.  On the property, muscovite schist blocks occur strewn throughout the property coincident with granite outcrop.

Previous Exploration

The area has seen only limited exploration with the majority of the exploration searching for base metal mineralization. From 1952-1960, Asarco explored the area for base metals. In 1981, Hudson Bay Oil and Gas conducted geological mapping, geophysical surveys and diamond drilling in the area in its search for base metals. In 1987-1988, BP-Selco conducted base metal and gold exploration and found anomalous gold in soils on the property and excavated 5 trenches.

Prior to optioning the property, the Company’s geologists visited the property and sampled previously identified gold bearing mineralization from an area measuring 400 square meters. Those samples tested several types of rock, including quartz-cemented breccia, quartz veins, and felsic intrusive rocks and confirmed the previous exploration results.

Planned Work Program

The Company has scheduled an exploration program during 2003 for the property, including mapping, sampling, trenching and geophysics. This work, as well as work conducted on several other Newfoundland properties, is anticipated to cost approximately $100,000.

Other Central Newfoundland Properties

Under the Botwood Basin Agreement dated May 20, 2002 between the Company and ASK (Kevin Keats), the Company acquired by staking additional properties located north and south of the City of Gander, within the Botwood Basin near the north shore of Central Newfoundland. These properties include Burnt Arm, Michael’s Harbor, Treasure, Brinks, Long Pond, Eastern Pond, Lobster Claw, Reg’s Pond, Dylan’s Pond, Sami’s Pond, and Christina. The Company also has staked additional property along Gander Lake, including the Gander, Careless Cove and Bowater properties. All of these properties are early-stage gold exploration properties and are 100% owned by the Company. To date, the Company has conducted limited to no exploration on these properties.

By paying the staking costs of $60 per claim in cash and issuing 200,000 common shares upon finalization of the agreement, the Company acquired 100% of the right, title and interest in the mining claims. Additionally, if the Company is to conduct exploration drilling on any property contained in the NF-B group under the agreement, Candente will issue an additional 25,000 common shares for each property drilled. For each property in the NF-B group from which Candente produces 50,000 ounces of gold in a particular calendar year, Candente will issue an additional 100,000 common shares as a one time issuance.

ASK retains a 0.75% NSR on each property under the agreement. The Company may purchase 2/3 of the royalty (thus reducing ASK’s royalty to a 0.25% NSR) on any particular property for $250,000 for each 0.25% NSR percentage point.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.35 as of September 30, 2003.

The Company has since inception financed its activities through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

Results of Operations

Fiscal Year 2002 Ended December 31, 2002 vs. Fiscal 2001 Ended December 31, 2001

The Net Loss for the year ended December 31, 2002 was ($437,665) compared to a loss of ($448,774) in 2001. The largest change in expenses occurred in Write-down for impairment of deferred costs, which totaled zero in 2002 compared to ($158,583) in 2001. Other large changes in expenses occurred in Investor Relations, which rose to ($38,532) from ($12,151) due to the retention of a full time investor relations employee; Legal, Audit and Accounting, which rose to ($36,650) from ($20,419) due to the negotiation and acquisition of additional mineral properties; Management, office salaries and benefits rose to ($53,789) from ($39,018) due to a higher number of employees in 2002; Office, rent and miscellaneous increased to ($36,219) from ($14,604) due to a higher level of corporate activity; Promotion, Travel and Entertainment rose to ($80,714) from ($37,309) as management attended additional investor and industry conferences in 2002; Write-off of deferred costs rose to ($127,288) from ($109,107) as the Company wrote-off additional mineral properties in 2002.

During the year the Company completed 4 private placements of its common shares. In February 2002, the Company completed the private placement of 4,869,002 units consisting of one common share and one common share purchase warrant for Cdn$0.15 per unit. The Warrants are exercisable at Cdn$0.20 until January 31, 2003 and at Cdn$0.25 from February 1, 2003 until January 31, 2004. Net proceeds from the placement was Cdn$441,700. In May 2002, the Company closed the private placement of 2,850,000 units at Cnd$0.35 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant. Each full warrant is exercisable into a common share at a price of Cdn$0.44 until May 16, 2003 and at Cdn$0.49 from May 17, 2003 until May 16, 2004. 2,330,000 of the units were flow through units. Total proceeds to the Company were $636,490. In August 2002, the Company completed two private placements of common shares. In the first, the Company issued 650,000 units at $0.45 per unit. Each unit consisted of one common share and one-half of a common share warrant. Each full warrant is exercisable into a common share at a price of Cdn$0.55 until August 19, 2003 and at Cdn$0.60 from August 20, 2003 until August 19, 2004. 470,000 of the units were flow-through units. The second private placement consisted of 2,000,000 common shares at a price of Cdn$0.60 per share. The company received net proceeds of $187,650 from the first placement and net proceeds of $769,820 from the second. Proceeds from the share issuances is to be used for mineral property exploration and general corporate purposes.

Pursuant to the exercise of common stock purchase options, the Company issued 821,250 common shares for proceeds of $79,631, and issued 2,049,517 common shares pursuant to the exercise of warrants for proceeds of $287,959.

The Company also issued common shares under various mineral property agreements during the year. 60,000 shares were issued at a deemed price of Cdn$0.49 per share; 200,000 shares were issued at a deemed price of Cdn$0.46 per share; 30,000 shares were issued at a deemed price of $0.42 per share; 25,000 shares were issued at a deemed price of Cdn$0.36 per share; 500,000 shares were issued at a deemed price of Cdn$0.24 per share. The total number of common shares issued for mineral property interests during the year was 815,000 common shares at a total deemed value of $165,960.

Fiscal 2001 Ended December 31, 2001 compared to Fiscal 2000 Ended December 31, 2000

The Net Loss for the year ended December 31, 2001 totaled ($448,774) compared to a loss of ($160,686) in 2000. The largest components of the increased loss was write-offs related to mineral properties, including the Write-off of deferred costs of ($109,107) compared to ($27,355) in 2000 and Write-down for impairment of deferred costs of ($158,583) compared to zero in 2000. Other large changes in expenses occurred in Corporate Development, which rose to ($30,349) from ($12,726); Promotion, Travel and Entertainment rose to ($37,309) from ($16,682) due to management attending additional conferences and meeting with the investor community. Office, Rent and Miscellaneous declined from ($19,079) from ($14,604) due to lower office related operational expenses.

During the year the Company completed 2 private placements of its common shares. In March, the Company sold 600,000 common shares at Cdn$0.25 per share for gross proceeds of Cdn$150,000. In June, the Company completed the private placement of 1,265,700 units consisting of one common share and one-half share purchase warrant for Cdn$0.20 per unit. The Warrants were exercisable at $0.25 until October 22, 2002. Net proceeds to the Company totaled Cdn$253,140. The Company also issued 363,000 common shares pursuant to the exercise of common stock options for proceeds of $108,980 and issued 10,000 common shares at a deemed price of Cdn$0.45 to settle corporate finance fees. Proceeds from the share issuances are to be used for mineral property exploration and general corporate purposes.

Fiscal 2000 Ended December 31, 2000 compared to Fiscal 1999 Ended December 31, 1999

The Net Loss for the year ended December 31, 2000 totaled ($160,686) vs. ($203,092) in 1999. The decrease is largely related to the Write-off of Mineral Properties which totaled ($27,355) in 2000 related to a portion of the Yanamay Property which the Company allowed to lapse vs. ($152,389) due to the dropping of various properties in Peru. The other major decrease in expenses was in foreign exchange, which was ($2,388) vs. ($5.818) in 1999. Major increases in expenses occurred in Corporate Development which was ($12,726) vs. zero in 1999; Investor Relations which was ($17,038) vs. zero in 1999; Regulatory and Filing Fees of ($7,921) vs. ($280) in 1999; Shareholder Communications of ($6,057) vs. zero in 1999. All of these categories recorded increases were related to the Company’s Initial Public Offering in 2000 vs. its status as a private company in 1999. Other large increases occurred in Management and Office Salaries which was ($18,235) vs. ($8,821) due to hiring new employees and Office Rent and Miscellaneous which totaled ($37,079) in 2000 vs. ($14,579) in 1999 due to the lease of new office space.

During the year the Company completed its Initial Public Offering of 2,068,000 shares for net proceeds of $505,095. The Company also issued 30,000 common shares at a deemed price of Cdn$0.45 a share for a total cost of $9,027 related to the acquisition of mineral property interests; Issued 40,000 common shares at a deemed price of Cdn$0.45 a share for Corporate Finance Fees for a total cost of $12,036; Issued 40,000 common shares at various deemed prices per share for a total cost of $8,819.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funds since incorporation has been through the issue of its common stock and the proceeds from the exercise of common stock options and share purchase warrants.  The Company has no revenue from mining operations to date.

During Fiscal 2003 the Company anticipates continuing to conduct exploration on several of its properties in Newfoundland and limited exploration on about 12 of its properties in Peru. The Company estimates the cost of its scheduled work programs during the remainder of 2003 to be $290,000. The Company believes that it has sufficient capital to complete its planned work programs and corporate expenses for the remainder of 2003. However, additional funds will be necessary for future periods, and management anticipates funding ongoing operations with the additional placement of common stock, as well as the exercise of outstanding options and warrants. The timing and amount of such stock placements is largely dependent upon favorable market conditions. If the Company is unable to raise additional funds, exploration activities will be curtailed and available funds will be used on the most advanced properties. The priority ranking of each property for available funds is impossible to determine at this time as ongoing exploration results will determine which properties in the Company’s portfolio should receive additional exploration.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

Fiscal Year Ended December 31, 2002

The Company ended the year with working capital of $677,567 compared to working capital of $267,322 at the close of the prior year. The Company’s cash position was $681,706 compared to $252,449. Liabilities totaled ($93,190) with the entire amount classified as current.

The Net Loss for the year was ($448,774). Funds used for Operating Activities were ($204,001). The reduction in amounts due to Related Parties used cash of ($28,821) and increase in Prepaid expenses and deposits used cash of ($18,952). Other large changes in cash in Operating Activities occurred in Accounts Receivable of $9,757 and Accounts Payable of $11,111, while Adjustments for items not requiring cash included the Write-off of deferred costs of $109,107 and Write-down for impairment of deferred costs of $158,583. Investing Activities used cash of ($322,577) which included Deferred Exploration Costs of ($196,027) and Deferred Acquisition Costs of ($126,550). Financing Activities provided cash of $677,207, including Common Shares issued for cash of $356,587 and Deposits on Share Subscriptions of $320,620.

The Company’s cash balance at the end of the year was $252,449, an increase of $150,629 for the year.

Fiscal Year Ended December 31, 2001

The Company ended the period with working capital of $267,322 compared to working capital of $89,788 at the close of the prior year. The Company’s cash position was $252,449 compared to $101,820. Liabilities totaled ($19,428), with the entire amount classified as current.

The Net Loss for the year was ($448,574). Funds used for Operating Activities was ($204,001). The Net Loss was partially offset by non cash charges including the Write-off of Deferred Property Interests of ($267,690), Amortization of Capital Assets of $1,058 and Corporate Development which includes Corporate Finance Fees, of $2,930. Other changes include the reduction of Accounts Receivable of  $9,757 and the increase in Accounts Payable of $11,111. Reduction of Prepaid Expenses and Deposit used cash of ($18,952) and the reduction of Due to Related Parties used cash of ($28,821). Investing  Activities used cash of ($322,577), which included Property Exploration Costs of ($196,027) and Property Acquisition Costs of ($126,550). Financing Activities provided cash of $677,207, which included Common Shares issued for Cash of $356,587 and Deposit on Share Subscriptions of $320,620.

The Company’s cash balance at the end of the year was $252,449, an increase of $150,629 during the year.

Fiscal Year Ended December 31, 2000.

The Company closed the period with working capital of $89,788. The Company’s cash position was $101,820 vs. $76,465 at December 31, 1999. The increase was related to the closing of the Company’s Initial Public Offering but was offset by the acquisition of additional mineral properties, exploration expenses and the payment of loans payable to a Director. Accounts receivable rose to $23,327 from $9,137 in the prior year.

The Company’s liabilities decreased to $37,138 from $235,516 on December 31, 1999. The company repaid $103,943 due to a director which reduced the balance of Director’s Loans Payable to zero at December 31, 2000. The Company had $28,821 due to related parties for geological and management fees at December 31, 2000 which is down from $104,103 at the close of the prior year. The Company had no long-term debt at December 31, 2000.

The Company’s net loss for the year was ($160,686). Large amounts of cash were used in Operating Activities, including the repayment of loans due to a director totaling ($103,943); Payment of amounts due to related parties of ($65,282); Payment of Accounts Payable of ($19,153). These cash outflows were partially offset with the non-cash write-off of certain mineral properties totaling $27,355. The Company also spent heavily in Investing Activities, including acquisition of capital assets of furniture and computers for its new office of ($5,603); Mineral Property Exploration Costs of ($199,547); and Mineral Property Acquisition Costs of ($29,122). The deficits in Operating and Investing Activities was offset by the money raised in the Company’s Initial Public Offering. Common Shares Issued for Cash totaled $505,095 and Deposits for Share Subscriptions related to the IPO was $93,330. The $598,425 raised by Financing Activities gave the Company a Net Cash Provided During the Year of $25,355.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production.  None of the properties are yet in production and consequently, do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 14 to the financial statements.

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP applicable to mining exploration companies, exploration expenditures may be deferred on prospective claims until such time as it is determined that further exploration is not warranted, at which time the claim costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. Under US GAAP, exploration expenditures are disclosed in the statements of cash flows under Operating Activities while under Canadian GAAP they are disclosed as Investing Activities. Therefore, under US GAAP, the Company has expensed all of its deferred property costs which was ($2,180,536) as of December 31, 2002. For 2002, the Company’s net loss of ($437,665) under Canadian GAAP was increased under US GAAP by ($1,404,896) for FY 2002’s Deferred Property Expenditures. After deducting the Claim Costs written off under Canadian GAAP, the FY 2002 Net Loss under US GAAP totaled ($1,715,273).

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released from trading. Therefore, for the year ended December 31, 2002, the 750,000 common shares held in escrow are deducted from the Weighted-average number of shares under Canadian GAAP of 17,581,592 to achieve the Weighted-average number of shares under US GAAP of 16,831,592.

Under Canadian GAAP, foreign exchange gains and losses involving integrated foreign operations are included in current operations. Under US GAAP, gains and losses arising from foreign currency transactions are included in current operations, while such items arising from the translations of non-US dollar-denominated balances are separately disclosed on a current basis and are included on a cumulative basis as a separate component of Stockholder’s Equity. Under US GAAP, the Accumulated other comprehensive loss as of December 31, 2002 is ($11,563).

Due to these requirements under US GAAP, the Accumulated Deficit under US GAAP as of December 31, 2002 is ($3,482,518).

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 7/31/2003 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada, except Ing. Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru, and Larry Kornze, who is a resident of the United States.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed

Joanne C. Freeze	45	July 1997
Ing. Fredy Jose Huanqui Guerra	52	April, 1999
Peter de Visser	54	May, 1997
Larry Kornze	56	October 2002

Table No. 6 lists, as of 7/31/2003, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada, except Ing. Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru.

Table No. 6

Executive Officers

Name	Age	Position	Date of Appointment

Joanne C. Freeze	45	President and CEO	July 1997
Ing. Fredy Jose Huanqui Guerra	52	Vice President, Exploration	April 1999
Peter de Visser	54	Chief Financial Officer	May 1997
Maria Eugenia Montagne	39	Corporate Secretary	July 2002

Joanne Freeze is the President, Chief Executive Officer and Chairman of the Company. Ms. Freeze is a Professional Geoscientist having received a B.A. from the University of Western Ontario in 1978 and a B.Sc. from the University of British Columbia in 1981. Since 1985 she has been a principal of Stillwater Enterprises Ltd., a private British Columbia company providing geological consulting services. She devotes 100% of her time to the Company.

Ing. Fredy J. Huanqui Guerra is a Director and Manager of Exploration of Candente. Mr. Huanqui is a Professional Geologist and Engineer and earned his Geologist-Engineer degree from the University of Arequipa in 1973. Since 1974, Mr. Huanqui has worked as a geologist in Peru, including as an Exploration Geologist with Arequipa Resources, a junior gold exploration company, from 1993 to 1996 and with American Barrick Corporation, a gold mining company, from 1996 to 1997. He devotes 100% of his time to the Company.

Peter de Visser is Candente’s Chief Financial Officer and a Director. Mr. de Visser is a Chartered Accountant and has been a principal of de Visser and Company, a Chartered Accountant company located in Vancouver B.C. since 1987. He obtained his B.Comm. from the University of British Columbia in 1973 and has been a member of the Institute of Chartered Accountants of British Columbia since 1976. Mr. de Visser has extensive experience with public companies and is currently a director of Leisure Canada, a developer of vacation resorts, and Vinson Biotech, a Capital Pool Corporation without a current business, both public companies traded on the Canadian Venture Exchange. He devotes approximately 10% of his time to the Company.

Larry Kornze was named to the Company’s Board of Director’s in October, 2002. Mr. Kornze is a professional engineer who first joined Candente as an advisor in October 2001. Prior to joining Candente, he served in various positions with Barrick Gold, including as the general manager for exploration for Mexico and Central America and international evaluations as well as general manager for United States exploration, from 1985 until his retirement in 2001. Before joining Barrick, Mr. Kornze held various positions with mining companies Newmont and Getty Mining.

Maria Eugenia (Lola) Montagne is the Corporate Secretary. Ms. Montagne started with the Company as executive assistant in 2000 and was named Corporate Secretary in 2002. From 1994 to 1998, Ms. Montagne was an executive assistant with Manhattan Minerals, a mineral exploration company.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he/she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he /she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony other than that described in the next paragraph.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

COMPENSATION

The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during the last 4 fiscal years:

Table Number 7

Compensation of Officers and Directors

Annual Compensation

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation (1)	Stock Options Granted

Joanne Freeze President, Chairman and CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	$58,400 $42,000 $42,000	200,000 90,000 Nil
Ing. Fredy Jose Huanqui Guerra Director, Manager of Exploration	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	$42,000 $42,000 $42,000	200,000 80,000 Nil
Peter de Visser Director and CFO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	$665 $629 $5,835	106,250 47,000 Nil
Larry Kornze Director	2002	Nil	Nil	Nil	265,000

Maria Eugenia Montagne Corporate Secretary	2002 2001 2000	$50,000 $50,000 $50,000	Nil Nil Nil	Nil Nil Nil	110,000 80,000 20,000

(1) For additional information regarding “Other Compensation”, See Item 7, Interest of Management in Certain Transactions.

The Company may grant stock options to Executive Officers and employees; refer to Item #10 "Options to Purchase Securities from Registrant or Subsidiaries".

During Fiscal 2002, ended 12/31/02 no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000.

No funds were set aside or accrued by the Company during Fiscal 2000 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company for Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Staffing

As of 7/31/03, the Company had 7 full time employees and 2 full time Officers in Canada and 9 full time employees and 1 full time officer in Peru. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 8 lists, as of July 31, 2003, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

       Shareholdings of Directors and Executive Officers

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class

Common	Joanne C. Freeze (1)	1,606,000	5.60%
Common	Ing. Fredy Jose Huanqui Guerra (2)	1,540,500	5.34%
Common	Peter de Visser (3)	1,103,251	3.87%
Common	Larry Kornze (4)	365,000	1.28%
Common	Maria Eugenia Montagne (5)	281,500	0.99%

	Total Directors/Officers	4,896,251	16.25%

(1)

325,000 of these shares represent currently exercisable share purchase options; 120,000 of these shares represent currently exercisable share purchase warrants; 375,000 of these shares are shares held in escrow; 865,000 of these shares are held indirectly through Stillwater Enterprises, a private company owned 50% by Joanne Freeze and which she is deemed to have voting control.

(2)

325,000 of these shares represent currently exercisable share purchase options; 282,500 of these shares represent currently exercisable share purchase warrants; and 250,000 of these shares are held in escrow.

(3)

225,000 of these shares represent currently exercisable share purchase options; 50,000 of these shares represent currently exercisable share purchase warrants; 125,000 shares are currently held in escrow. 197,001 of these shares are held indirectly in the name of Matkat Holdings, Ltd., a private company which is controlled by Peter de Visser.

(4)

340,000 of these shares represent currently exercisable share purchase options.

(5)

200,000 of these shares represent currently exercisable share purchase options; 20,000 of these shares represent currently exercisable stock purchase warrants.

# Based on 28,248,520 shares of common stock outstanding as of 7/31/03 and currently exercisable stock options and escrow shares held by each beneficial holder.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 9 lists, as of 7/31/03, persons and/or companies holding 5% or more beneficial interest in the Registrant's outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name and Address Of Owner	Amount and Nature of Beneficial Ownership	Percent Of Class

Common	Prudent Bear Fund (1)	4,693,550	16.61%
Common	Goldcorp (2)	2,550,000	8.76%
Common	Dynamic Funds	2,000,000	7.08%
Common	Joanne C. Freeze (3)	1,606,000	5.60%
Common	Fredy J. Huanqui (4)	1,540,500	5.34%

•

Based on 28,248,520 shares issued and outstanding as of 7/31/03 and each individual’s share purchase options and escrow shares.

(1)

The Prudent Bear Fund is a United States based investor. Units were sold to Prudent Bear in private placements under Regulation D, Section 4(6) and Uniform Limited Offering Exemption, Rule 506.

(2)

850,000 of these shares represent currently exercisable share purchase warrants.

(3)

325,000 of these shares represent currently exercisable share purchase options; 120,000 of these shares represent currently exercisable share purchase warrants; 375,000 of these shares are shares held in escrow; 865,000 of these shares are held indirectly through Stillwater Enterprises, a private company owned 50% by Joanne Freeze and which she is deemed to have voting control.

(4)

325,000 of these shares represent currently exercisable share purchase options; 282,500 of these shares represent currently exercisable share purchase warrants; and 250,000 of these shares are held in escrow.

The Company’s major shareholders have no different voting rights than any other shareholders.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The Company regularly engages members of management and/or outside companies in which officers and directors have an interest for purposes of management, geological consulting and accounting services.

The Company pays Joanne Freeze, President, Management Fees through Stillwater Enterprises Ltd., a company owned by Joanne Freeze and husband Arthur Freeze. In FY 2002, the Company paid her $16,400 (2001 - $13,020; 2000 - $16,500) for management services.

The Company has engaged Fredy J. Huanqui, Director, and Stillwater Enterprises Ltd., a company owned by Joanne Freeze and her husband Arthur Freeze, to conduct geological work on its mineral exploration properties. In FY 2002, the Company paid Fredy Huanqui $50,200 (2001 – $42,000; 2000 - $42,000) and Stillwater Enterprises $50,200 (2001 – 42,000; 2000 - $42,000) for Geological Consulting Services.

The Company has engaged De Visser Gray for accounting services. Peter de Visser, CFO and Director, is a principal of De Visser Gray. In FY 2002, the Company paid $665 (2001 - $626; FY 2000 - $5,835) in Accounting Fees.

From time to time, the members of Management and Directors listed above have elected to defer the fees incurred into future periods. The debt is non-interest bearing and non-secured. As of December 31, 2002 the date of the most recent audited financial statements the Company owed $10,065 in fees which have been incurred but not yet paid.

On June 25 1999, Fredy J. Huanqui, Director, loaned the Company $25,000. Terms of the loan was interest at the prime rate of the Hong Kong Bank of Canada plus 1%, calculated monthly. On November 16 1999, Mr. Huanqui loaned the Company a further $77,283.40. In FY 2000, the Company repaid $103,943 and extinguished the loan in full.

On June 7, 1998, the Company entered into an agreement with Ing. Diego Ruby Alcocer Rojas, an arms-length party, regarding the staking of the Pamel (Perlita) and Yanamay prospects. The Company paid Mr. Alcocer $2500 and issued him 30,000 common shares with agreements to issue up to 80,000 additional shares for Pamel and 90,000 for Yanamay if certain exploration and production milestones are met. These milestones are: 30,000 common shares for each of the Pamel and Yanamay properties upon completion of an initial drill program on each property; 50,000 common shares upon commencement of commercial production from the Pamel property; and 60,000 common shares upon commencement of commercial production from the Yanamay property. The common shares issued by Candente under the above agreement are subject to a separate personal and private agreement between Mr. Rojas and Arthur Freeze, husband of Candente President and Director Joanne Freeze. Mr. Freeze agreed to purchase from Mr. Rojas all of the shares issued to Mr. Rojas by Candente at Cdn$0.12 per share. The Company agreed to issue any shares due to Mr. Rojas directly to Mr. Freeze once he has made the payments to Mr. Rojas as outlined in the agreement. Under the agreement between Candente and Mr. Rojas, the Company has issued 30,000 which were issued to Mr. Freeze subsequent to his payment of Cdn$3600 to Mr. Rojas. Candente has dropped the Yanamay prospect which has nullified that segment of the agreements. However, the original agreement covering the Pamel (Perlita) property remains in effect. Candente will issue to Mr. Rojas 30,000 shares of common stock upon the completion of a drill program at Pamel and 50,000 shares of common stock upon commencement of commercial production of minerals from the property. Mr. Freeze has an agreement to purchase those additional shares from Mr. Rojas if and when they are issued at Cdn$0.12 per share.

Item 8.  Financial Information

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The Auditors’ Report of Beauchamp & Company, Independent Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Item 9.  Offer and Listing of Securities

NATURE OF TRADING MARKET

The Company's common shares trade on the Canadian Venture Exchange ("CDNX") in Vancouver, British Columbia, Canada under the trading symbol "DNT" and CUSIP #92293110C.  The Company's common shares commenced trading on the CDNX May 15, 2000. The closing price of the Company’s common stock was $0.55 on July 31, 2003.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the CDNX for shares of the Company's common stock for the last six fiscal quarters.

Table No. 10

Canadian Venture Exchange Stock Trading Activity

Period Ended	Total Volume	High	Low	Close

September 2003	2,574,917	$0.98	$0.65	$0.88
August 2003	1,159,304	$0.70	$0.53	$0.66
July 2003	591,650	$0.62	$0.49	$0.55
June, 2003	738,609	$0.61	$0.45	$0.55
May, 2003	1,353,910	$0.77	$0.52	$0.61
April, 2003	1,236,587	$0.85	$0.64	$0.71

Quarter ended 6/30/02	3,329,106	$0.85	$0.45	$0.55
Quarter ended 3/31/02	4,713,166	$0.91	$0.52	$0.77

Quarter ended 12/31/02	2,000,423	$0.65	$0.30	$0.61
Quarter ended 9/30/02	1,519,467	$0.62	$0.26	$0.40
Quarter ended 6/30/02	4,091,440	$0.65	$0.28	$0.50
Quarter ended 3/31/02	1,674,740	$0.32	$0.15	$0.28

Quarter ended 12/31/01	1,376,500	$0.17	$0.20	$0.14
Quarter ended 9/30/01	588,906	$0.23	$0.12	$0.13
Quarter ended 6/30/01	566,000	$0.34	$0.14	$0.15
Quarter ended 3/31/01	442,000	$0.35	$0.15	$0.18

Quarter ended 12/31/00	385,000	$0.31	$0.16	$0.22
Quarter ended 9/30/00	59,000	$0.29	$0.21	$0.23
Quarter ended 6/30/00	2,268,000	$0.50	$0.23	$0.23

Year ended 12/31/02	9,286,070	$0.65	$0.15	$0.61
Year ended 12/31/01	2,973,406	$0.35	$0.12	$0.14
Year ended 12/31/00	2,712,000	$0.50	$0.16	$0.22

Table No. 11 lists, as of 7/31/03, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table 11

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Remaining Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

1,673,335	$0.25	January 31, 2004

796,950	$0.49	May 16, 2004

315,000	$0.55 First Year $0.60 Second Year	August 19, 2004 August 19, 2005

850,000	$0.90 First Year $1.10 Second Year	February 21, 2004 February 21, 2005

3,635,285	Total

In addition to the Warrants listed above, the Company’s Class A common stock warrants were traded on the CDNX under the symbol “DNT.WT.A”. The Company’s Class A warrants commenced trading on the CDNX on May 15, 2000 and were delisted on November 15, 2001 due to the expiration of the warrants.

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to  marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All CDNX notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

Shareholder Information

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, Pacific Corporate Trust Company in Vancouver, British Columbia.

On 7/31/2003, the shareholders' list for the Company's common shares showed 45 registered shareholders and 28,248,520 shares issued and outstanding. Of this total, 17 registered common shareholders holding 6,515,550 shares, or 23% or the total shares outstanding, were resident in the United States.

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 250 shareholders of its common stock.

On 7/31/03, the Company was aware of 31 holders of its Share Purchase Warrants, none of which was located in the United States.  These warrants were issued in conjunction with private placements and are non-transferable.

Until 11/15/01, the Company also had other warrants issued in connection with a public offering. These Class A warrants were transferable and publicly traded on the Canadian Venture Exchange until 11/15/01 when they expired and were delisted. None of the Class A warrants were exercised and no common shares were issued.

The Registrant has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future.  The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

The Registrant is unaware of any active market in the United States for its common shares.  The Registrant's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

A. Share Capital

The authorized capital of the Company is 100,000,000 common shares and an unlimited number of special shares.  As of 12/31/02, the end of the Company's last fiscal year, 23,333,803 common shares were outstanding.

The Company has financed its activities through the sale of equity capital.  The timing of such sales was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

The most recent financings are described in the following paragraphs.

In February 2003, the Company completed a private placement with Goldcorp by issuing 1,700,000 units at Cdn$0.60 per unit. Each unit consisted of one common share and one-half of a common stock purchase warrant, with each full warrant exercisable into one common share at a price of Cdn$0.90 until February 21, 2004 and at a price of Cdn$1.10 from February 22, 2004 until February 21, 2005. Net proceeds to the Company from the placement was $687,330.

In August 2002, the Company completed two private placements of common shares. In the first, the Company issued 650,000 units at $0.45 per unit. Each unit consisted of one common share and one-half of a common share warrant. Each full warrant is exercisable into a common share at a price of Cdn$0.55 until August 19, 2003 and at Cdn$0.60 from August 20, 2003 until August 19, 2004. 470,000 of the units were flow-through units. The second private placement consisted of 2,000,000 common shares at a price of Cdn$0.60 per share. The company received net proceeds of $187,650 from the first placement and net proceeds of $769,820 from the second.

In May 2002, the Company closed the private placement of 2,850,000 units at Cnd$0.35 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant. Each full warrant is exercisable into a common share at a price of Cdn$0.44 until May 16, 2003 and at Cdn$0.49 from May 17, 2003 until May 16, 2004. 2,330,000 of the units were flow through units. The Company also issued 43,000 common shares at a deemed price of Cdn$0.34 as a finders fee. Total proceeds to the Company were $636,490.

In February 2002, the Company completed the private placement of 4,869,002 units consisting of one common share and one common share purchase warrant for Cdn$0.15 per unit. The Warrants are exercisable at Cdn$0.20 until January 31, 2003 and at Cdn$0.25 from Febraury 1, 2003 until January 31, 2004. Net proceeds from the placement was Cdn$441,700.

In June 2001, the Company completed the sale of 1,265,700 Units at a price of Cdn$0.20 per Unit. Each Unit consisted of one common share and one-half of a Share Purchase Warrant. One full Warrant is exercisable for one common share at a price of Cdn$0.25 until October 22, 2002. Total proceeds to the Company totaled $253,140 after the payment of a Corporate Finance Fee of Cdn$21,657.

In February 2001, The Company sold 600,000 Units at a price of Cdn$0.25 per Unit. Each Unit consisted of one common share and one-half of a Share Purchase Warrant. One full Warrant is exercisable at a price of Cdn$0.35 until September 15, 2002. Proceeds to the Company totaled Cdn$150,000 as no finance fees were due.

The Company completed its Initial Public Offering in May 2000 by selling 2,068,000 Units at a price of Cdn$0.45 per Unit. Each Unit consisted of one common share and two Share Purchase Warrants. Two Warrants were exercisable into one common share at a price of Cdn$0.45 per share for the first nine months and at a price of Cdn$0.60 per share for an additional nine months. The warrants expired on November 15, 2001. Net proceeds to the Company after Finance Fees and costs of the offering totaled Cdn$505,095.

Stock Options

Incentive Stock Options to purchase securities from Registrant are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Canadian Venture Exchange.

Under the stock option program, incentive stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that incentive stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock.  No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all incentive stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each incentive stock option may not exceed five years.

The exercise prices for incentive stock options were determined in accordance with Ontario Securities Commission guidelines and reflect the average closing price of the Company's common stock for the ten trading days on the Canadian Dealing Network immediately preceding the day on which the Directors granted and publicly announced the incentive stock options.

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 7/31/01, as well as the number of options granted to Directors and all employees as a group.  The exercise price of the options is stated in Canadian Dollars.

Table No. 12

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Expiration Date

Joanne Freeze, President	75,000 100,000 100,000 50,000	$0.15 0.33 0.48 0.48	01/30/06 09/06/07 01/17/08 02/04/08
Ing. Fredy Jose Huanqui Guerra, Director	75,000 100,000 100,000 50,000	$0.15 0.33 0.48 0.48	01/30/06 09/06/07 01/17/08 02/04/08
Larry Kornze, Director	75,000 165,000 50,000 50,000	$0.15 0.33 0.48 0.48	01/30/06 04/23/07 01/17/08 02/04/08

Peter de Visser, Director	18,750 20,000 61,250 75,000 50,000	$0.15 0.23 0.33 0.48 0.48	01/30/06 04/04/07 09/06/07 01/17/08 02/04/08
Maria Eugenia Montagne, Corporate Secretary	30,000 16,250 53,750 50,000 50,000	$0.15 0.23 0.33 0.48 0.48	01/30/06 04/04/07 09/06/07 01/17/08 02/04/08
Total Officers/Directors (5 persons)	1,415,000

Employees/Consultants	10,000 85,000 18,000 217,816 57,500 293,000 470,000 225,000 450,000	$0.15 0.15 0.15 0.17 0.23 0.33 0.33 0.48 0.48	09/15/04 01/30/06 06/12/06 02/06/07 04/04/07 04/23/07 09/06/07 01/17/08 02/04/08

Total Employees/Consultants (33 persons)	1,824,316

Total Officers/Directors/ Employees/Consultants	3,239,316

Memorandum and Articles of Association

The Company was originally incorporated in the Province of British Columbia. Under a resolution passed by the Shareholders at the Annual General Meeting on June 14, 2002, the Shareholders of the Company approved the continuation of the Company under the Canada Business Corporations Act. (“Corporations Act”)

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles of association and bylaws a director is not allowed to vote on a proposal, arrangement, contract or transaction in which the director is materially interested.

The Company’s articles of association and bylaws do not allow directors, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Part 4 of the Company’s bylaws address the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

a.

borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit;

b.

issue bonds or other debt instruments outright or as security for any liability or obligation for either the Company or any other person;

c.

mortgage any part or the whole of any property or assets of the Company;

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

a.

creating shares with par value or shares without par value

b.

increasing the number of shares with par value or without par value

c.

increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Company may by special resolution alter its Memorandum to subdivide, consolidate or change the designation of any or all of its shares in such manner and with such consents of members holding a class of shares as the Company Act provides.

The Company may alter its Memorandum or these Articles:

a.

by special resolution, to create, define and attach special rights and restrictions to any shares, and

b.

by special resolution to vary or abrogate any special rights and restrictions attached to any shares but no right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right is so affected has given consent in writing, or unless a resolution consenting is passed by three-fourths of such holders at a separate class meeting of the holders.

Redemption Provisions

The Company may, by a resolution of the Directors and in compliance with the Corporation Act, purchase any of its shares at the price and at the terms specified in the resolution. No purchase will be made if, at the time, the Company is insolvent or the purchase would render the Company insolvent. Unless the shares are to purchased through a stock exchange or the Company is purchasing the shares from an employee or former employee, or if the Company is purchasing the shares from an affiliate or dissenting members, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind. If the Company proposes to redeem some but not all of the shares of any class, the Directors may decide the manner in which the shares to be redeemed shall be selected.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission are described in Part 7 of the Company’s bylaws.  These conditions are summarized as follows:

Annual Meeting. An annual general meeting shall be held once in every calendar year at such time and place as determined by the Directors, but not more than 15 months after the holding of the last preceding annual general meeting.

Extraordinary General Meetings. The Board, the Chairman of the Board, the Managing Director or the President may convene an extraordinary general meeting whenever they see fit. Others who wish to convene a meeting may requisition to do so through the process provided under the Corporations Act.

Every member who is present in person shall have one vote and every member shall have one vote for which he is the registered holder either in person or by proxy. A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more, but not more than five, proxyholders to attend, act and vote for him.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittance of dividends to United States residents are; however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA.  As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Revenue Canada, Taxation.  This summary does not take into account provincial income tax consequences.

The Company encourages each holder to consult with his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividend.  In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The Company encourages holders and prospective holders of common shares to consult with their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific; therefore, the Company encourages holders and prospective holders of common shares of the Company to consult with their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. Shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of “passive income”, is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder.  The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing U.S. Shareholder”), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes.  If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as “personal interest” that can be deducted only when it is paid or accrued an is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder’s holding period in which the Company is a PFIC.  If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year during such shareholder’s holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company’s post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply.  It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC.  U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-resident U.S. shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain “excess contributions”, as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year.  A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC.  A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Based on the aforementioned discussion, management does not believe that Candente Resource Corporation is a “passive foreign investment company”.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of (“United States Shareholder”) the Company, could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specially defined by the Code) of the Company and the Company’s earnings invested in U.S. property and earnings invested “excess passive assets” (as specifically defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F., and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

Item 11.  Disclosures about Market Risk

Not Applicable

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and

Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Within 90 days prior to the filing date of this report, the Company, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer Joanne Freeze and Chief Financial Officer Peter de Visser, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in this Form 20-F Annual Report.

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Beauchamp & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2002, Fiscal 2001 and Fiscal 2000

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report.  The report of Beauchamp & Company, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated March 28, 2003

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting

 Difference, dated March 28, 2003

Balance Sheets at December 31, 2002 and December 31, 2001

Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000 and Cumulative, inception to December 31, 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 and Cumulative, inception to December 31, 2002

Notes to Consolidated Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (CONT.)

Exhibits:

1. Certificate of Incorporation, Certificates of Name Change Articles of Incorporation and By-Laws . . . . . .
2. Instruments defining the rights of holders of the securities being registered
***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

A.

Escrow Agreement dated 10/4/1999. (Previously Filed)

B.

Share Purchase Agreement between Ing. Diego Ruby Alcocar Rojas and Arthur C. Freeze dated 12/17/98 (Previously Filed)

C.

Lease Agreement for Company’s Offices  (Previously Filed)

D.

Lease Addendum dated April 1, 2003 (Previously Filed)

E.

Month-to-Month Lease Agreement dated June 1, 2003 (Previously Filed)

F.

Option Agreement on the Linear Property dated April 9, 2002. (Previously Filed)

G.

Option Agreement with Kevin Keats dated May 20, 2002. (Previously Filed)

H.

Option Agreement on the Alto Dorado Property dated June 1, 2002. (Previously Filed)

I.

Sale Agreement for the Millo Property dated October 24, 2002. (Previously Filed)

J.

Option Agreement on the Staghorn (Wood’s Lake) Property dated December 20, 2002. (Previously Filed)

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A 10. Other Documents:

CANDENTE RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

DECEMBER 31, 2001

DECEMBER 31, 2000

(Expressed in U.S. Dollars)

#

BEAUCHAMP & COMPANY

CHARTERED ACCOUNTANTS

#205 - 788 BEATTY STREET

VANCOUVER, B.C.

V6B 2M1

PHONE: 604-688-2850

FAX: 604-688-2777

AUDITORS REPORT

To the Shareholders of Candente Resource Corp.

We have audited the consolidated balance sheets and statements of deferred property costs of Candente Resource Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the three years ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the three years ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, B.C.

BEAUCHAMP & COMPANY

March 28, 2003

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S REPORTING CONFLICT

In the United States, reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements.  Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 28, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

Vancouver, B.C.

BEAUCHAMP & COMPANY

March 28, 2003

          Chartered Accountants

CANDENTE RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2002 AND 2001

(Expressed in U.S. Dollars)

	2002	2001
ASSETS

CURRENT ASSETS
Cash (Note 3)	$ 681,706	$ 252,449
Accounts receivable	36,503	13,570
Promissory notes receivable (Note 6)	39,300	-
Prepaid expenses and deposits	13,248	20,731
	770,757	286,750

DEFERRED PROPERTY COSTS (Note 2 and 4)	2,180,536	902,928
CAPITAL ASSETS (Notes 2 and 5)	33,167	3,425
	$ 2,984,460	$ 1,193,103

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 83,125	$ 19,428
Due to related parties (note 8)	10,065	-
	93,190	19,428

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	4,204,815	1,635,605
DEPOSITS ON SHARE SUBSCRIPTIONS (Note 7)	-	413,950
DEFICIT	(1,313,545)	(875,880)
	2,891,270	1,173,675
	$ 2,984,460	$ 1,193,103

APPROVED BY THE DIRECTORS:

JOANNE FREEZE

Director

PETER DE VISSER

Director

See accompanying notes.

CANDENTE RESOURCE CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in U.S. Dollars)

	2002	2001	2000
EXPENSES
Amortization of capital assets	$4,512	$1,058	$1,120
Bank charges and interest	3,648	868	1,294
Corporate development	39,598	30,349	12,726
Foreign exchange	4,898	4,277	2,388
Interest income	(11,146)	(800)	(8,103)
Investor relations	38,532	12,151	17,038
Legal, audit and accounting	36,650	20,419	20,894
Management, office salaries and benefits (Note 8)	53,789	39,018	36,235
Office, rent and miscellaneous	36,219	14,604	19,079
Promotion, travel and entertainment	80,714	37,309	16,682
Regulatory and filing fees	15,985	11,810	7,921
Shareholder communications	6,978	10,021	6,057
Write-off of deferred property costs	127,288	109,107	27,355
Write-down for impairment of deferred property costs	-	158,583	-

LOSS FOR THE YEAR	(437,665)	(448,774)	(160,686)

DEFICIT, BEGINNING OF YEAR	(875,880)	(427,106)	(266,420)
DEFICIT, END OF YEAR	$(1,313,545)	$(875,880)	$(427,106)

LOSS PER SHARE (Note 9)	$(0.02)	$(0.05)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES	17,581,592	8,428,177	6,177,094

CANDENTE RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in U.S. Dollars)

	2002	2001	2000
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the year	$(437,665)	$(448,774)	$(160,686)
Adjustment for items not requiring cash:
Corporate development*	-	2,930	12,036
Amortization of capital assets	4,512	1,058	1,120
Write-off of deferred property costs	127,288	109,107	27,355
Write-down for impairment of deferred property costs	-	158,583	-
Changes in non-cash working capital items:
Amounts receivable	(22,933)	9,757	(14,190)
Promissory notes receivable	(22,130)	-	-
Prepaid expenses and deposit	7,483	(18,952)	(1,779)
Accounts payable and accrued liabilities	63,697	11,111	(20,813)
Due to related parties	10,065	(28,821)	(75,282)
FUNDS USED FOR OPERATING ACTIVITIES	(269,683)	(204,001)	(232,239)

INVESTING ACTIVITIES
Acquisition of capital assets	(34,254)	-	(5,603)
Deferred property exploration costs	(890,274)	(196,027)	(298,401)
Deferred property acquisition costs*	(348,662)	(126,550)	(53,526)
Deferred property option proceeds	-	-	85,000
FUNDS USED FOR INVESTING ACTIVITIES	(1,273,190)	(322,577)	(272,530)

FINANCING ACTIVITIES
Common shares issued for cash**	2,386,080	356,587	539,077
Deposits on share subscriptions	(413,950)	320,620	93,330
Deferred financing costs	-	-	(102,283)
FUNDS PROVIDED BY FINANCING ACTIVITIES	1,972,130	677,207	530,124

NET CASH PROVIDED DURING THE YEAR	429,257	150,629	25,355

CASH, BEGINNING OF YEAR	252,449	101,820	76,465
CASH, END OF YEAR	$681,706	$252,449	$101,820

Supplemental Disclosure of Non-Cash Investing and Financing Activities

*

During the year ended December 31, 2002, the Company has issued 815,000 common shares at a deemed cost of $165,960 pursuant to deferred property agreements.  The Company issued 180,000 common shares upon the exercise of 180,000 stock options at Cdn$0.15 per share.  The options were exercised by payment of promissory notes and secured by the shares issued (see Note 6).  During the year ended December 31, 2001, the Company issued 10,000 common shares at an aggregate cost of $2,930 for corporate finance fees.  During the year ended December 31, 2000, the Company issued 70,000 common shares at an aggregate deemed cost of $17,486 pursuant to property agreements and 40,000 common shares at an aggregate cost of $12,036 for corporate finance fees.

**

Net of share issue costs.

See accompanying notes.

CANDENTE RESOURCE CORP.

CONSOLIDATED STATEMENTS OF DEFERRED PROPERTY COSTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Expressed in U.S. Dollars)

	Balance, Dec. 31, 2000	Net Expenditures (w/o or recovery)	Balance, Dec 31, 2001	Net Expenditures (w/o or recovery)	Balance Dec. 31, 2002
PERU
El Tigre Property (Note 4(a))
Acquisition costs	$ 12,800	$ 6,400	$ 19,200	$ 37,900	$ 57,100
Deferred exploration costs:
Assays	1,142	1,825	2,967	-	2,967
Field supplies and travel expenses	6,456	6,096	12,552	383	12,935
Field office and personnel	7,557	8,579	16,136	8,294	24,430
Geological consulting	18,500	19,056	37,556	19,048	56,604
Maps and publications	2,250	4,878	7,128	1,450	8,578
	48,705	46,834	95,539	67,075	162,614

Lunahuana Property (Note 4(a))
Acquisition costs	13,600	6,800	20,400	38,700	59,100
Deferred exploration costs:
Assays	1,209	1,362	2,571	5,713	8,284
Field supplies and travel expenses	1,305	4,287	5,592	16,448	22,040
Field office and personnel	7,485	6,689	14,174	19,269	33,443
Geological consulting	9,414	38,033	47,447	52,326	99,773
Maps and publications	-	595	595	4,773	5,368
	33,013	57,766	90,779	137,229	228,008

Las Sorpresas Property (Note 4 (a))
Acquisition costs	12,000	5,800	17,800	36,665	54,465
Deferred exploration costs:
Assays	3,018	1,353	4,371	-	4,371
Field office and personnel	5,477	1,870	7,347	9,677	17,024
Geological consulting	4,929	4,500	9,429	315	9,744
	25,424	13,523	38,947	46,657	85,604

Picota Property (Note 4 (b))
Acquisition costs	12,906	4,800	17,706	12,800	30,506
Deferred exploration costs:
Assays	4,106	608	4,714	-	4,714
Equipment maintenance and rental	1,918	-	1,918	1,610	3,528
Field supplies and travel expenses	10,532	402	10,934	636	11,570
Field office and personnel	5,925	3,006	8,931	4,778	13,709
Geological consulting	28,599	9,928	38,527	-	38,527
Maps and publications	2,006	610	2,616	-	2,616
	65,992	19,354	85,346	19,824	105,170

Pamel Property (Note 4 (c))
Acquisition costs	24,635	15,000	39,635	18,605	58,240
Deferred exploration costs:
Assays	26,037	-	26,037	-	26,037
Equipment maintenance and rental	40,542	-	40,542	2,240	42,782
Field supplies and travel expenses	18,806	4,833	23,639	-	23,639
Field office and personnel	88,558	-	88,558	5,392	93,950
Geological consulting	114,936	-	114,936	-	114,936
Maps and publications	8,669	-	8,669	1,085	9,754
Options payments received	(145,000)	-	(145,000)	-	(145,000)
	177,183	19,833	197,016	27,322	224,338

Huaypian Property (Note 4 (d))
Acquisition costs	6,729	4,400	11,129	(11,129)	-
Deferred exploration costs:
Assays	8,610	-	8,610	(8,610)	-
Equipment maintenance and rental	5,704	-	5,704	(5,704)	-
Field supplies and travel expenses	11,270	718	11,988	(11,988)	-
Field office and personnel	33,251	-	33,251	(33,251)	-
Geological consulting	50,448	326	50,814	(50,814)	-
Maps and publications	5,431	361	5,792	(5,792)	-
Write-down for impairment of properties value	-	(50,000)	(50,000)	50,000	-
	121,483	(44,195)	77,288	(77,288)	-

Las Brujas Property (Note 4 (e))
Acquisition costs	4,801	2,000	6,801	4,000	10,801
Deferred exploration costs:
Assays	2,485	85	2,570	-	2,570
Field supplies and travel expenses	6,137	-	6,137	-	6,137
Field office and personnel	2,459	184	2,643	10,140	12,783
Geological consulting	4,160	574	4,734	8,913	13,647
Maps and publications	1,781	-	1,781	496	2,277
	21,823	2,843	24,666	23,549	48,215

Canariaco Property (Note 4(f))
Acquisition costs	-	75,750	75,750	14,000	89,750
Deferred exploration costs
Field supplies and travel expenses	-	4,207	4,207	-	4,207
Field office and personnel	-	5,675	5,675	16,168	21,843
Geological consulting	-	52,588	52,588	3,056	55,644
Maps and publications	-	2,744	2,744	370	3,114
	-	140,964	140,964	33,594	174,558

Paracas Property (Note 4(g))
Acquisition costs	17,680	5,600	23,280	(23,280)	-
Deferred exploration costs:
Assays	9,219	-	9,219	(9,219)	-
Equipment maintenance and rental	14,166	-	14,166	(14,166)	-
Field supplies and travel expenses	15,233	-	15,233	(15,233)	-
Field office and personnel	30,474	967	31,441	(31,441)	-
Geological consulting	37,510	-	37,510	(37,510)	-
Maps and publications	2,734	-	2,734	(2,734)	-
Write-down for impairment of properties value	-	(83,583)	(83,583)	83,583	-
	127,016	(77,016)	50,000	(50,000)	-

Alto Dorado/Toril Property (Note 4(b))
Acquisition costs	-	-	-	66,077	66,077
Deferred exploration costs:
Assays	-	-	-	3,497	3,497
Equipment maintenance and rental	-	-	-	1,546	1,546
Field supplies and travel expenses	-	-	-	2,089	2,089
Field office and personnel	-	-	-	5,108	5,108
Geological consulting	-	-	-	23,506	23,506
Maps and publications	-	-	-	3,908	3,908
	-	-	-	105,731	105,731

Yanamay Property
Acquisition costs	12,600	(12,600)	-	-	-
Deferred exploration costs:
Assays	6,585	(6,585)	-	-	-
Equipment maintenance and rental	10,118	(10,188)	-	-	-
Field supplies and travel expenses	10,890	(10,890)	-	-	-
Field office and personnel	21,767	(21,767)	-	-	-
Geological consulting	26,793	(26,793)	-	-	-
Maps and publications	1,954	(1,954)	-	-	-
	90,707	(90,707)

Other Properties (Note 4(i))
Acquisition costs	20,223	(3,400)	16,823	85,440	102,263
Deferred exploration costs:
Assays	10,537	(5,000)	5,537	11,702	17,239
Equipment maintenance and rental	16,191	(5,000)	11,191	7,382	18,573
Field supplies and travel expenses	17,410	(5,000)	12,140	29,999	42,139
Field office and personnel	32,827	3,878	40,487	26,393	66,880
Geological consulting	42,869	3,114	45,983	53,333	101,316
Maps and publications	3,126	2,096	5,222	11,810	17,032
Option payments received	(10,000)	-	(10,000)	-	(10,000)
Write-down for impairment of properties value	-	(25,000)	(25,000)	-	(25,000)
	136,695	(34,312)	102,383	228,059	330,442

CANADA (NEWFOUNDLAND)
Linear Properties (Note 4(j))
Acquisition costs	-	-	-	20,345	20,345
Deferred exploration costs
Assays	-	-	-	10,903	10,903
Equipment maintenance and rental	-	-	-	4,608	4,608
Field supplies and travel expenses	-	-	-	22,001	22,001
Field office and personnel	-	-	-	24,668	24,668
Geological consulting	-	-	-	73,389	73,389
Maps and publications	-	-	-	1,228	1,228
Telecommunications	-	-	-	555	555
	-	-	-	157,697	157,697

Island Pond Property (Note 4 (k))
Acquisition costs	-	-	-	14,250	14,250
Deferred exploration costs:
Assays	-	-	-	271	271
Drilling	-	-	-	69,011	69,011
Equipment maintenance and rental	-	-	-	925	925
Field supplies and travel expenses	-	-	-	1,663	1,663
Field office and personnel	-	-	-	197	197
Geological consulting	-	-	-	6,942	6,942
Telecommunications	-	-	-	331	331
	-	-	-	93,590	93,590

Virgin Arm Property (Note 4(l))
Acquisition costs	-	-	-	3,400	3,400
Deferred exploration costs:
Assays	-	-	-	2,610	2,610
Equipment maintenance and rental	-	-	-	2,806	2,806
Field supplies and travel expenses	-	-	-	6,571	6,571
Field office and personnel	-	-	-	14,255	14,255
Geological consulting	-	-	-	51,704	51,704
Maps and publications	-	-	-	72	72
Telecommunications	-	-	-	378	378
	-	-	-	81,796	81,796

Other Properties (Note 4 (m))
Acquisition costs	-	-	-	146,540	146,540
Deferred exploration costs:
Assays	-	-	-	20,465	20,465
Equipment maintenance and rental	-	-	-	14,631	14,631
Field supplies and travel expenses	-	-	-	33,420	33,420
Field office and personnel	-	-	-	30,755	30,755
Geological consulting	-	-	-	121,697	121,697
Maps and publications	-	-	-	14,311	14,311
Telecommunications	-	-	-	954	954
	-	-	-	382,773	382,773
Mineral Properties	$ 848,041	$ 54,887	$ 902,928	$ 1,277,608	$ 2,180,536

CANDENTE RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company was incorporated on May 1, 1997 in British Columbia and is involved in the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada. The Company received regulatory acceptance for continuation under Section 187 of the Canada Business Corporation Act on September 27, 2002. The Company has registered extraprovincially in the Provinces of B.C. and Newfoundland in 2003. The Company’s major activity is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves. The Company does not generate sufficient cash flow from operations to adequately fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company’s consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreement or transfers and may be affected by undetected defects.

The Company has a net working capital balance of $677,567 as at December 31, 2002 (2001 - $267,322).

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.  As described in note 14, these principles differ in certain respects from principles and practices generally accepted in the United States.  Summarized below are those policies considered particularly significant for the Company.  References to the Company included herein are inclusive of the Canadian parent company and its consolidated British Virgin Islands subsidiaries, Candente Resource (BVI) Corp. and Canariaco Copper (BVI) Corp. and it=s Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A.

Deferred Property Costs

The cost of properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse or abandoned.  Option payments are recorded when received and are charged against the related mineral properties= costs.

Cost includes the cash consideration and the fair market value of shares issued on the acquisition of deferred property costs. The recorded costs of deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values.

See accompanying notes.

CANDENTE RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in U.S. Dollars)

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTD)

Deferred Property Costs (Contd)

The Company reviews capitalized costs on its resource properties on a periodic basis, or annually, and will recognize an impairment in value based upon current exploration or production results, if any, and upon management’s assessment of the future probability or profitable revenues from the property or from sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization of capital assets is provided on the declining balance method at the following rates:

Office furniture and equipment

- 20%

Computer equipment

- 30%

Truck

- 30%

Foreign Currency Translation

The Company conducts exploration activities in Peru and incurs exploration expenditures in both Peruvian new soles and U.S. dollars and maintains an administrative office in Canada where expenses are incurred in Canadian dollars.

The Company translates its foreign operations into U.S. dollars on the following basis: Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities are translated at the applicable historical rates. Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization of capital assets which is translated at historical rates.

Foreign exchange gains and losses from translation of foreign operations are disclosed in the interim consolidated statement of operations.

Measurement Uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

CANDENTE RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTD)

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.  The principles difference in certain respects from principles and practices generally accepted in the United States as under FAS 109 the proceeds from issuance is allocated between the offering of shares and the sale of tax benefits, which is the difference between the quoted price and the amount the investor pays for the shares.  The liability is recognized for this difference and is reversed when the tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

Fair Value of Financial Instruments

The carrying amount of cash, amounts receivable, promissory notes receivable, and accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

Stock-Based Compensation

The Company grants stock options to executive officers and directors, employees and consultants. Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments. These new standards establish the method for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $132,396 pursuant to the share options issued during the year. Pro-forma loss information determined under the fair value method of accounting for stock options is as follows:

Year 2002

Loss for the year

As reported

$

437,665

Pro forma

$

570,061

Loss per share

As reported

$

0.02

Pro forma

$

0.03

The pro-forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

$

risk free interest rate of 2.4%, dividend yield of 0%, expected life of 5 years, and volatility of 12.74%.

CANDENTE RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company has retroactively applied the new recommendations from the Canadian Institute of Chartered Accountants (ACICA) regarding accounting for income taxes. According to these new recommendations, the Company accounts for and measures future tax assets and liabilities in accordance with the liability method instead of the deferral method used in the past.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts for existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future tax benefit is taken and no net asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company and, accordingly, this retroactive change in accounting policy for future income taxes has no effect on the consolidated financial statements of any of the periods presented.

3.

FLOW-THROUGH FUNDS

During the year ending December 31, 2002 the Company raised a total of Cdn$1,027,000 in proceeds from the private placement of 2,800,000 flow-through common shares. These proceeds are to be used on exploration of Canadian mineral properties and the tax benefits flow through to the subscribers. As of December 31, 2002, the unspent cash balance was $204,272(Cdn$322,260).

4.

DEFERRED PROPERTY COSTS

a) El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company acquired, in June 1999, a 50% interest in the above properties. In June 2000, the interests were increased to a 51% interest in the El Tigre property, a 51% interest in the Lunahuana property and a 54% interest in the Las Sorpresas property, all located in Northern Peru.

The Company entered into an agreement dated January 30, 2001 to acquire the remaining interests in the El Tigre, Lunahuana and Las Sorpresas properties located in Northern Peru and received regulatory consent in February 2002. The Company issued 500,000 common shares of the Company in March 2002 and now holds a 100% undivided interest in each of the properties. The common shares were issued at a cost of Cdn$0.24 per share, being the current fair market value.

CANDENTE RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in U.S. Dollars)

4.

DEFERRED PROPERTY COSTS (CONTD)

b) Picota Property

Northern Peru

The Company owns various properties by staking approximately 3,200 hectares in Northern Peru. The Company paid a finder’s fee of 20,000 shares in May 2000 at Cdn$0.45 per share with respect to an additional mineral property located in Northern Peru.

c) Pamel Property

Central Peru

The Company owns various properties by staking approximately 5,800 hectares in the Western Andes.The Company issued 30,000 shares in May 2000 at Cdn $0.45 per share for the assignment and transfer of title to the Company certain properties that became part of the Pamel property. The Company is also committed to issue 30,000 shares upon the completion of an initial drilling program and a further 50,000 shares upon commencement of commercial production.

d) Huaypian Property

Central Peru

The Company acquired various properties by staking approximately 1,400 hectares in the Western Andes. The properties lapsed in 2002 and the Company wrote-off the remaining $77,288 in accumulated costs.

e) Las Brujas Property

Northern Peru

The Company acquired various properties by staking approximately 1,000 hectares in Northern Peru. The Company paid a finder’s fee of 20,000 shares in December 2000 with respect to the acquisition of these properties. The shares were issued at Cdn$0.21 per share, being the current fair market value.

f) Canariaco Property

Northern Peru

The Company’s wholly-owned Peruvian subsidiary was the successful bidder in an auction held on February 14, 2001 in Lima, Peru, to acquire a 100% interest in the Canariaco property located in Northern Peru for $75,000. The Company paid a $7,500 deposit at the auction and paid the remaining $67,500 in April 2001.

g) Paracas Property

Central Peru

The Company acquired various properties by staking approximately 4,400 hectares in Central Peru. The properties lapsed in 2002 and the Company wrote-off the remaining $50,000 in accumulated costs.

CANDENTE RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in U.S. Dollars)

4.

DEFERRED PROPERTY COSTS (CONTD)

h) Alto Dorado/Toril Property

Central Peru

The Company entered into an option agreement in June 2002 to acquire a 100% undivided interest in the Alto Dorado property. The Company paid $10,000 upon signing the agreement and will issue 100,000 common shares of the Company in stages of 25,000 shares. The Company issued 25,000 shares in December 2002 at Cdn$0.36 per share, being the current fair market value. During the year the Company paid $50,277 at an auction to acquire a 100% interest in the Toril property. The Alto Dorado property is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% with the Company making certain payments.

i) Other Peruvian Properties

The Company acquired various properties by staking approximately 26,200 hectares in Peru.

j) Linear Property

Newfoundland, Canada

The Company entered into an agreement in April 2002, to acquire a 100% undivided interest in 50 claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$171,000 (Paid Cdn$12,000), the issuance of  300,000 common shares (45,000 shares  issued) of the Company and an aggregate of $1,000,000 in exploration expenditures over the next five years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 0.5% with the Company making certain payments.

k) Island Pond Property

Newfoundland, Canada

The Company entered into an agreement in July 2002, to acquire a 51% interest in 38 claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$115,000 (Paid Cdn$15,000), the issuance of 115,000 common shares (15,000 shares issued) of the Company and an aggregate of Cdn$1,500,000 in exploration expenditures over the next four years.

l) Virgin Arm Property

Newfoundland, Canada

See Note 4(m).

m) Other Newfoundland Properties

The Company entered into an agreement in June 2002, to acquire a 100% interest in 65 claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$139,240 (Paid Cdn $4,240), the issuance of 228,000 common shares (15,000 shares issued) of the Company and an aggregate of Cdn$756,000 in exploration expenditures over the next five years.

CANDENTE RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE EYARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Expressed in U.S. Dollars)

4.

DEFERRED PROPERTY COSTS (CONTD)

m) Other Newfoundland Properties (Contd)

The Company acquired 1,346 claims located in the Botwood Basin of  Central Newfoundland. Consideration paid was the issuance of 200,000 common shares of the Company in December 2002 at Cdn$0.46 per share, being the current fair market value.

The Company acquired various properties by staking 3 claims in Central Newfoundland.

5.    CAPITAL ASSETS

                                                                                                        ________Net Book Value__________

	Cost	Accumulated Amortization	2002	2001	2000
Office furniture and Equipment	$ 12,827	$ 2,365	$ 10,462	$ 2,297	$ 2,871
Computer equipment	15,012	2,735	12,277	1,128	1,612
Truck	11,586	1,158	10,428	-	-

	$ 39,425	$ 6,258	$ 33,167	$ 3,425	$ 4,483

6.

SHARE CAPITAL

a)

Authorized

Unlimited number of common shares without par value.

(2001 and 2000 - 100,000,000 common shares without par value).

b)

Issued

	Number of Shares	Amount

Balance as at December 31, 1999	4,819,334	$ 741,111

Issued for cash:
Initial public offering (Cdn$0.45/share/), less share issue costs	2,068,000	505,095

Issued for other consideration:
Issued for property interests (Cdn$0.45/share)	30,000	9,027
Issued for corporate finance fees (Cdn$0.45/share)	40,000	12,036
Issued for finder’s fees relating to property acquisition (various prices per share)	40,000	8,819
Balance as at December 31, 2000	6,997,334	$ 1,276,088

Issued for cash:
Exercise of stock options (Cdn$0.45/share)	363,000	108,980
Private placement financing (Cdn$0.25/share), net of issue costs	600,000	82,320
Private placement financing (Cdn $0.20/share)	1,265,700	165,287

Issued for other consideration:
Debt settlement re: corporate finance fees (Cdn$0.45/share)	10,000	2,930
Balance as at December 31, 2001	9,236,034	$ 1,635,605

Issued for cash:
Exercise of stock options (Cdn$0.15/share)	796,250	75,981
Exercise of stock options (Cdn$0.23/share)	25,000	3,650
Exercise of share purchase warrants (various prices)	2,049,517	287,959
Private placement financing (Cdn$0.15/share), net of issue costs	4,869,002	441,700
Private placement financing (Cdn$0.35/share), net of issue costs	2,893,000	636,490
Private placement financing (Cdn$0.45/share)	650,000	187,650
Private placement financing (Cdn$0.60/share)	2,000,000	769,820

Issued for other consideration:
Issued for mineral property interests (Cdn$0.24/share)	500,000	75,300
Issued for mineral property interests (Cdn$0.42/share)	30,000	7,940
Issued for mineral property interests (Cdn$0.36/share)	25,000	5,780
Issued for mineral property interests (Cdn$0.46/share)	200,000	58,300
Issued for mineral property interests (Cdn$0.49/share)	60,000	18,640
Balance as at December 31, 2002	23,333,803	4,204,815

The Company issued 180,000 common shares upon the exercise of 180,000 stock options at Cdn $0.15 per share. The options were exercised by payment of promissory notes and secured by the shares issued. These promissory notes were repaid subsequent to the year end.

The Company completed a private placement in August 2002 by issuing 2,000,000 shares at Cdn $0.60 per share.

The Company completed a private placement in August 2002 by issuing 650,000 units at Cdn $0.45 per unit. Each unit is comprised of one common share and one-half (325,000) non-transferable share purchase warrant. One share purchase warrant entitles the holder to purchase one additional common share at Cdn $0.55 to August 19, 2003 and at Cdn $0.60 from to August 20, 2003 to August 19, 2004. Of the 650,000 units issued, 470,000 are flow-through.

The Company completed a private placement in May 2002 by issuing 2,850,000 units at Cdn $0.35 per unit. Each unit is comprised of one common share and one-half (1,425,000) non-transferable share purchase warrant. One share purchase warrant entitles the holder to purchase one additional common share at Cdn $0.44 to May 16, 2003 and at Cdn $0.49 from to May 17, 2003 to May 16, 2004. Of the 2,850,000 units issued, 2,330,000 are flow-through. The Company also issued 43,000 shares at Cdn $0.34 for a finder=s fee regarding the private placement.

The Company completed a private placement in January 2002 by issuing 4,869,002 units at Cdn $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional share at Cdn$0.20 to January 31, 2003 and at Cdn$0.25 from February 1, 2003 to January 31, 2004.

In 2001, the Company completed a private placement financing in June 2001 by issuing 1,265,700 units at Cdn$0.20 per unit. Each unit is comprised of one common share and one-half non-transferable share purchase warrant. Two share purchase warrants entitled the holder to purchase one additional share at Cdn $0.25 per share to December 22, 2002.

In 2001, the Company completed a private placement financing in March 2001 by issuing 600,000 units at Cdn$0.25 per unit. Each unit is comprised of one common share and one-half non-transferable share purchase warrant. Two share purchase warrants entitle the holder to purchase one additional share at Cdn$0.35 per share to September 15, 2002. Subsequent to December 31, 2001, the Company received regulatory consent to amend the terms for the warrants. The exercise price has been reduced from Cdn$0.35 to Cdn$0.30 and the term extended from 18 months to two years so that these warrants now have an expiry date of March 15, 2003.

In 2000, the Company completed its initial public offering on the Exchange by issuing to the public 2,068,000 units at Cdn$0.45 each, to net the Company Cdn$822,521 after commissions, legal and sponsorship fees of Cdn$108,079.

Each unit sold was comprised of one share and two transferable share purchase warrants.  Two warrants were required to purchase one share at Cdn$0.60 per share.  These warrants expired on November 15, 2001.

The Company's agents were granted non-transferable share purchase warrants with the same exercise terms as the share purchase warrants disclosed above, entitling them to purchase 413,600 common shares.  These warrants also expired on November 15, 2001.

6.

SHARE CAPITAL (CONT'D)

1.

Stock Options

The Company has the following incentive stock options outstanding as at December 31, 2002:

Exercise

Number of

 Price

Expiry

Options

($Cdn)

Date

Granted in 1999 - approved May 15, 2000

608,000

$ 0.25

May 13, 2005

Granted

89,000

$ 0.25

June 22, 2005

Cancelled

         (18,000)

Balance as at December 31, 2000

679,000

Granted

334,000

$ 0.15

Jan. 30, 2006

Granted

50,000

$ 0.15

Jan. 30, 2006

Granted

75,000

$ 0.15

June 12, 2006

Granted

33,000

$ 0.15

June 12, 2006

Exercised

(363,000)

Cancelled

        (14,000)

Balance as at December 31, 2001

        794,000

Granted

666,000

$0.15

Jan. 3, 2007

Granted

227,816

$0.17

Feb. 6, 2007

Granted

156,250

$0.23

April 5, 2007

Granted

500,000

$0.33

April 23, 2007

Granted

900,000

$0.33

Sept. 6. 2007

Exercised

(821,250)

Cancelled

(150,000)

Balance as at December 31, 2002

2,272,816

2.

Share Purchase Warrants

The Company has the following share purchase warrants outstanding as at December 31, 2002:

Exercise

Number of

 Price

Expiry

Warrants

($ Cdn)

Date

480,000

$0.30

Mar. 15, 2003

3,599,002

$0.20

Jan. 31, 2003

$0.25

Jan. 31, 2004

48,500

$0.20

Jan. 31, 2003

$0.25

Jan. 31, 2004

1,425,000

$0.44

May 16, 2003

$0.49

May 16, 2004

*25,000

$0.44

May 16, 2003

$0.49

May 16, 2004

325,000

$0.55

Aug. 19, 2003

$0.60

Aug. 19, 2004

5,902,502

*agents warrants

e)

Escrow Shares

750,000 (2001 and 2000 - 750,000) performance shares issued to directors of the Company are held in escrow, their release being subject to regulatory acceptance.

f)

Subsequent Issuances

The Company completed a private placement in February 2003 with Goldcorp Inc., a NYSE and TSE listed company, by issuing 1,700,000 units at Cdn$0.60 per unit. Each unit is comprised of one common share and one-half (825,000) non-transferable share purchase warrants. One share purchase warrant entitles the holder to purchase one additional common share at Cdn$0.90 to February 21, 2004 and at Cdn$1.10 from  February 22, 2004 to February 21, 2005.

The Company issued 195,000 common shares upon the exercise of 195,000 stock options that were exercisable at prices between Cdn$0.15 - $0.33 per share.

The Company issued 1,892,000 common shares upon the exercise of share purchase warrants that were exercisable at prices between Cdn$0.20 - $0.44 per share.

The Company issued 30,000 common shares at various prices pursuant to property agreements.

f)

Subsequent Issuances (Cont’d)

As at March 28, 2003, the Company has 27,150,803 common shares issued and outstanding.

7.

DEPOSITS ON SHARE SUBSCRIPTIONS

The Company received $413,950 (Cdn$659,350) for the subscription of 4,395,667 units at Cdn$0.15 per unit in October - December 2001 pursuant to a private placement financing that closed in January 2002. (See Note 5(b)).

8.

RELATED PARTY TRANSACTIONS

Directors of the Company were paid in 2002 an aggregate of $16,400 (2001 - $13,020; 2000 - $16,500) for management fees and $84,000 (2001 - $63,780; 2000 - $73,500) for geological consulting services, and as of the date of these financial statements were owed $10,065 (2001 - NIL; 2000 - $28,821).

9.

LOSS PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as they are anti-dilutive.

10.

SEGMENTED INFORMATION

	2002	2001	2000
Assets by geographical segment:
Canada	$ 1,519,331	$ 273,289	$ 108,710
Peru	1,465,129	919,814	870,740
	$ 2,984,460	$ 1,193,103	$ 979,450

11.

INCOME TAXES

The Company has accumulated losses for Canadian tax purposes of approximately Cdn$1,179,668 which expire in various years to 2009 as follows:

2004	$ 16,133
2005	61,279
2006	66,458
2007	223,974
2008	299,193
2009	512,631
$ 1,179,668

11.

INCOME TAXES (CONT’D)

The Company has undeducted Canadian exploration and development expenditures of $348,137 (2001 - $NIL; 2000 - $NIL) available to be claimed against Canadian taxable income in future years. These expenses have no expiration date. Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

	2002	2001

Net loss before income taxes	$ (512,631	$ (299,193)
Tax rate	39.62%	39.62%
Calculated income tax recovery	(203,104)	(118,540)
Increase in valuation allowance	203,104	118,540

Income tax expense	$ -	$ -

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2002	2001

Future income tax assets
Temporary difference in assets	$ (279,217)	$ -
Non-capital loss carry forwards	467,384	236,546
	188,167	236,546
Valuation allowance for future income tax assets	(188,167)	(236,546)

	$ -	$ -

12.

ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

13.

SUBSEQUENT EVENTS

a) Properties

i)

Radio Range Property

The Company received regulatory acceptance on February 6, 2003 relating to a property option agreement dated June 19, 2002 to acquire a 100% undivided interest in the Radio Range Property, comprising 12 claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$55,000, the issuance of 100,000 common shares of the Company (10,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$200,000 in exploration expenditures over the next four years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

ii)

Weirs Pond Property

The Company received regulatory acceptance on February 6, 2003 relating to a property option agreement dated June 24, 2002 to acquire a 100% undivided interest in the Weirs Pond Property, comprising 5 claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$55,000, the issuance of 100,000 common shares of the Company (10,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$200,000 in exploration expenditures over the next four years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

iii)

Paul’s Pond Property

The Company received regulatory acceptance of February 20, 2003 relating to a property option agreement dated July 15, 2002 to acquire a 51% interest in the Paul=s Pond Property, comprising 30 claims located in the Botwood Basin of Central Newfoundland. Consideration to be paid is Cdn$90,000, the issuance of 90,000 common shares of the Company (10,000 shares issued upon regulatory acceptance) and an aggregate of Cdn$1,000,000 in exploration expenditures over the next four years.

iv)

Jackson’s Arm Property

The Company entered into a option agreement dated September 18, 2002 to acquire a 100% undivided interest in the Jackson=s Arm Property, comprising 36 claims located in Western Newfoundland. The agreement is subject to regulatory acceptance. Consideration to be paid is Cdn$97,360, the issuance of 232,000 common shares of the Company and an aggregate of Cdn$756,000 in exploration expenditures over the next five years. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

13.

SUBSEQUENT EVENTS (CONTD)

a)

Properties (Contd)

v)

Staghorn Property

The Company signed a letter of intent dated October 26, 2002 to acquire a 100% undivided interest in the Staghorn Property, comprising 186 claims located in Southwestern Newfoundland. The agreement is subject to regulatory acceptance. Consideration to be paid is Cdn$105,520, the issuance of 120,000 common shares of the Company and an agreement of Cdn$500,000 in exploration expenditures overt he nest four years. A finder=s fee of 20,000 common shares of the Company is to be paid. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% with the Company making certain payments.

b)

Stock Options

The Company granted 600,000 incentive stock options at a price of Cdn$0.48 per share, exercisable on or before January 17, 2008.

The Company granted 700,000 incentive stock options at a price of Cdn$0.48 per share, exercisable on or before February 4, 2008.

c)

Short-Term Investment

The Company acquired 2,066 grams of gold in February 2003 at a cost of Cdn$35,966 and set-up a gold money account. Certain expenses for 2003 investment conferences totaling Cdn$14,688 were paid from this account.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production and accordingly under U.S GAAP exploration expenditures are disclosed in the statements of cash flows under operating activities while under Canadian GAAP they are disclosed as investing activities. The following items (a) to (g) provides a summary on the impact of these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

	2002	2001	2000
	$	$	$
a) Assets
Property Costs
Property costs following Canadian GAAP	2,180,536	902,928	848,041
Less property costs	(2,180,536)	(902,928)	(848,041)
Property costs following U.S. GAAP	-	-	-

b) Operations
Net loss following Canadian GAAP	(437,665)	(448,774)	(160,686)
Property costs expensed under U.S. GAAP	(1,404,896)	(322,577)	(369,773)
Add non-cash option proceeds included in income under U.S. GAAP	-	-	85,000
Property costs written-off under Canadian GAAP	127,288	267,690	27,355
Net loss under U.S. GAAP	(1,715,273)	(503,661)	(418,104)

c) Deficit
Closing deficit under Canadian GAAP	(1,313,545)	(875,880)	(427,106)
Adjustment to deficit for property costs written-off under U.S. GAAP	(2,180,536)	(902,928)	(848,041)
Closing deficit under U.S. GAAP	(3,494,081)	(1,778,808)	(1,275,147)

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

	2002	2001	2000
	$	$	$
d) Cash Flows - Operating Activities
Cash from (applied to) operations under Canadian GAAP	(269,683)	(204,001)	(232,239)
Add net loss following Canadian GAAP	437,665	448,774	160,686
Less net loss following U.S. GAAP	(1,715,273)	(503,661)	(418,104)
Less property costs written-off	(127,288)	(267,690)	(27,355)
Add non-cash property expenditures expensed under U.S. GAAP	165,960	72,087	17,846
Cash applied to operations under U.S. GAAP	(1,508,619)	(454,491)	(499,166)

e) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP	(1,273,190)	(322,577)	(272,530)
Add cash property costs expensed under U.S. GAAP	1,238,936	322,577	351,927
Less option proceeds included in income under U.S. GAAP	-	-	(85,000)
Cash received applied to investments under U.S. GAAP	(34,254)	-	(5,603)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders’ Equity

 i)

Common Stock

Under U.S. GAAP, compensation expense must be considered for all stock options granted, requiring the Company to utilize either the intrinsic value-based or the fair value based methods of accounting for stock-based compensation. Under Canadian GAAP, no such cost is recognized.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (AAPB 25) to account for all stock options granted. However, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation (ASFAS 123) requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. SFAS 123 requires a fair value-based method of accounting for stock options using an option pricing model. For purposes of this current disclosure, the Company has utilized the Black-Scholes model, which was developed for use in estimating the fair value of traded options and requires the input of and is highly sensitive to subjective assumptions including the expected volatility of the stock price. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the Black-Scholes model does not provide a reliable single measure of the fair value of stock options granted by the Company.  Under APB 25, compensation cost must only be recognized for all compensatory stock options granted whenever the market price of the Company’s shares on the date of grant exceeds the exercise price.

1.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTD)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP (CONTD)

f)

Stockholders’ Equity (contd)

 i)

Common Stock (contd)

In accordance with the mandatory SFAS 123 disclosure standard, the following table discloses the pro-forma effect of accounting for stock-based compensation under SFAS 123 on net loss and net loss per share under U.S. GAAP:

	Years Ended December 31,
	2001	2000
	$	$

Net loss under U.S. GAAP as otherwise determined - per note 14(b)	(503,661)	(418,104)
Pro-forma effect of following SFAS 123	(72,087)	(2,136)
Pro-forma net loss following SFAS 123	(575,748)	(420,240)

Weighted-average number of shares under U.S. GAAP - per note 14(g)	7,678,177	5,427,094
Pro-forma loss per share following SFAS 123	$ (0.07)	$ (0.08)

ii)

Stock Options

In accordance with SFAS 123, the following is a summary of the changes in the Company’s outstanding stock options for the 2002, 2001, and 2000 fiscal years.

	2002		2001		2000
	Number of Shares	Weighted Average Exercise Price Cdn$	Number of Shares	Weighted Average Exercise Price Cdn$	Number of Shares	Weighted Average Exercise Price Cdn$
Fixed options
Balance at beginning of year	794,000	0.25	679,000	0.25	608,000	0.25
Granted	2,450,066	0.26	492,000	0.23	89,000	0.25
Exercised	(821,250)	0.15	(363,000)	0.25	-	-
Cancelled	(150,000)	0.21	(14,000)	0.25	(18,000)	0.25
Outstanding and exercisable at end of fiscal year	2,272,816	0.30	794,000	0.25	679,000	0.25

1.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (CONTD)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP (CONTD)

g) Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share (ASFAS 128) replaces the presentation of primary earnings per share (AEPS) with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	December 31,
	2002 $	2001 $	2000 $
Numerator: Net loss for the year under U.S. GAAP	(1,715,273)	(575,748)	(420,240)
Denominator: Weighted-average number of shares under Canadian GAAP	17,581,592	8,428,177	6,177,094
Adjustment required under U.S. GAAP (escrow shares)	(750,000)	(750,000)	(750,000)
Weighted-average number of shares under U.S. GAAP	16,831,592	7,678,177	5,427,094
Basic and diluted loss per share under U.S. GAAP	$(0.10)	$(0.07)	$(0.08)

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corp.

Registrant

Dated: January 20, 2004                            Signed: /s/ Joanne C. Freeze

                                                                                Joanne C. Freeze,

                                                                                President and Director

#