Form 20-F
period 2003-12-31
CANADENTE RESOURCE CORP
filed 2004-09-28
CIK 1163583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

__   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

      EXCHANGE ACT OF 1934

OR

_X_ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

       ACT OF 1934 For the fiscal year ended December 31, 2003.

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

Index to Exhibits on Page 114

CANDENTE RESOURCE CORP.

Form 20-F Annual Report

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

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name	Position	Business Address

Joanne Constance Freeze	President, Chief Executive Officer and Director	#200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6
Ing. Fredy Jose Huanqui Guerra	Vice President Business Development Latin America, and Director	Avenida Jose Casimiro Ulloa 226 San Antonio, Miraflores Lima 18, Peru
Peter Johan Adrian de Visser, C.A.	Chief Financial Officer and Director	Suite 401-905 West Pender Street Vancouver, B.C. Canada V6C 1L6
Larry Kornze	Director of Business Development and Director	290 S. Cooksom Place Eagle, Idaho U.S.A. 83616
Maria Eugenia Montagne	Corporate Secretary/Treasurer	#200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6

Michael Casselman, P. Geo	Exploration Manager and Director	#200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6

The Company auditor since inception has been Beauchamp and Company, Chartered Accountants, #205 – 788 Beatty Street, Vancouver, British Columbia, V6B 2M1.

The Company’s legal advisor is Boughton Peterson Yang Anderson Law Corporation, Suite 1000, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2003, 2002, and 2001, was derived from the financial statements of the Company which were audited by Beauchamp & Company, Chartered Accounts, independent auditor, as indicated in their report which is included elsewhere in this Annual Report.

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

Table No. 2

Selected Financial Data

(US$ in 000, except per share data)

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99

Interest Income	$26	$11	$0.8	$8.1	$0.3
Net Income(Loss)Cdn. GAAP	($1,601)	($437)	($448)	($160.7)	($203)
Earnings(Loss) Per Share Cdn GAAP	($0.06)	($0.02)	($0.05)	($0.03)	($0.04)

Net Income(Loss)US GAAP	($2,528)	($1,715)	($503)	($420.2)	($298.5)
Earnings (Loss) Per Share US GAAP	($0.09)	($0.10)	($0.07)	($0.08)	($0.08)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0
Wtd.Avg.No.Shares US GAAP	27,638	16,831	7,678	5,427	3,816
Wtd.Avg.No.Shares Cdn GAAP	28,013	17,581	9,210	6,177	4,566

Working Capital	$3,833	$677	$267	$89.8	($57.8)
Mineral Properties Cdn GAAP	$3,108	$2,180	$902	$848	$590.6
Mineral Properties US GAAP	$0	$0	$0	$0	$0
Long Term Debt Cdn GAAP	$0	$0	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$7,033	$2,891	$1,173	$942.3	$474.7
Shareholders’ Equity US GAAP	$3,925	$710	($143)	($689.8)	($379.2)
Total Assets (Cdn GAAP)	$7,094	$2,984	$$1,193	$979.4	$710.2
Total Assets (US GAAP)	$3,986	$803	$290	$131.4	$119.6

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.  References in this document to “$” and “US$” refer to US dollars, unless otherwise specified; references to “CDN$” refer to Canadian dollars.

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.32 as of August 31, 2004.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent fiscal periods ended June 30, 2004; the average rates for the periods; and the range of high and low rates for the periods.

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

Table No. 3

Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44

Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60

August 2004	$1.31	$1.33	$1.30	$1.32
July 2004	$1.32	$1.33	$1.31	$1.33
June 2004	$1.36	$1.38	$1.34	$1.34
May 2004	$1.38	$1.40	$1.36	$1.37
April 2004	$1.34	$1.37	$1.31	$1.37
March 2004	$1.33	$1.35	$1.31	$1.31

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

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding As of August 22, 2004

Common Shares, no par value	Unlimited without par value	36,062,704

Preferred Shares	None	None

Common Share Options		3,459,250 Options

Common Share Warrants		3,552,500 Warrants

Long Term Debt		None

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

The Company’s Mineral Exploration Efforts May Be Unsuccessful:

Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties.  In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.

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

The Company will require additional funds to complete future exploration if the Company’s current exploration programs are successful. Failure to obtain additional financing in a timely basis could cause the Company to forfeit its interest in its properties, and/or reduce or terminate its operations. The Company may not be successful in closing additional financings. In addition, future financings which the Company obtains may be on terms less favorable to the Company than those obtained previously. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Future Mineral Prices May Not Support Corporate Profit:

The mining industry in general is intensely competitive and, even if commercial quantities of mineral resources are developed, future market pricing and demand may not result in a profitable enterprise. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to new discoveries or improved mining techniques.

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

All permits which the Company may require for future exploration may not be obtainable on reasonable terms and such laws and regulations, or that new legislation or modifications to existing legislation, may have an adverse effect on any project which the Company might undertake. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

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

In Fiscal 2003, ended December 31, the Company had a net loss of ($1,601,498) and the cumulative US GAAP net loss from date of incorporation to December 31, 2003 has been ($6,023,043). As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

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

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Candente Resource Corp. (hereinafter also referred to as the "Registrant" or the "Company") is a Canadian mineral resources exploration company.  The Company currently has interests in mineral exploration properties in Peru and Newfoundland, Canada.

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

The Company has an unlimited number of shares without par value. All shares of the Company rank equally as to voting, and there are no special preference, conversion or redemption rights attached to any of the shares of the Company.  As of 12/31/03, the end of the Company’s most recent fiscal year, there were 34,387,454 shares of common stock outstanding.

The Company's common stock trades on the TSX Venture Exchange under the symbol "DNT".

Corporate Background

Incorporation Data

The Company was incorporated under the laws of British Columbia, Canada on May 1, 1997. The Company conducted it Initial Public Offering in Canada only and shares of the Company began trading on the Canadian Venture Exchange (now the TSX Venture Exchange) on May 15, 2000.  On September 27, 2002, the Company continued into the federal jurisdiction of Canada under the Canada Business Corporations Act.

The Company has four wholly owned subsidiaries:

a.

Candente Resource (BVI) Corp., incorporated in the British Virgin Islands on July 18, 1997. All of the shares are beneficially owned by the Company.

b.

Compania Minera Ono Candente S.A. (Peru), incorporated in the Republic of Peru on May 15, 1997. All of the shares are beneficially owned by the Company.

c.

Cañariaco Copper (BVI) Corp., incorporated in the British Virgin Island on August 9, 2001. All of the shares are beneficially owned by the Company.

d.

Exploraciones Milenio S.A. (Peru), incorporated in the Republic of Peru on August 18. All of the shares are indirectly owned by the Company through Candente Copper (BVI) Corp.

e.

Candente Vinland Inc., incorporated in Newfoundland and Labrador, Canada, on July 12, 2002.

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

In October 2003, the Company completed the private placement of 625,000 units at a price of Cdn$0.80 per unit for gross proceeds of Cdn$500,000. Each unit consisted of one share and one-half of a share purchase warrant, with each full warrant exercisable at a price of Cdn$1.00 per share until October 21, 2005.

In December 2003, the Company completed a private placement of 3,333,333 units at a price of Cdn$1.05 for gross proceeds of Cdn$3,500,000. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable for a common share at a price of Cdn$1.50 per share until June 10, 2005. As agent for the placement, Octagon Capital Corporation received a 7% cash commission and options to purchase 333,334 common shares at a price of Cdn$1.05 until June 10, 2005.

In January 2004, the Company completed the private placement of 250,000 flow-through common units at a price of Cdn$1.20 for gross proceeds of Cdn$300,000. Each unit consisted of one flow-through common share and one-half of a warrant, with each full warrant exercisable for one flow-through common share at a price of Cdn$1.65 until June 30, 2005.

In March 2004, the Company entered into a partnership agreement with Goldcorp regarding the Company’s properties in Newfoundland. Under the agreement, Goldcorp can earn up to a 70% interest in either (or both) the Linear and Staghorn properties by assuming all of Candente’s expenditure obligations and completing bankable feasibility studies by January 2010. The agreement also granted Goldcorp a right of first offer on other properties currently held by Candente, as well as those that may be acquired in the future, in Newfoundland. The agreement is subject to the approval of the TSX Venture Exchange.

Also in March 2004, the Company entered into two ~~an~~ option agreements with Orex Ventures, an arms-length public company traded on the TSX Venture Exchange, where Orex can earn a 51% interest in two of the Company’s properties El Tigre and Las Sorpresas in Peru by incurring exploration expenditures totaling US$2.5 million over 3.5 years on each property as well as paying Candente US$15,000 cash and issuing 250,000 common shares with respect to each property by January 31, 2008. The agreements are subject to the approval of the TSX Venture Exchange.

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

In Lima Peru, the Company maintains an office in rental space of approximately 2,947 square feet (273.81 square meters) located at Avenida Jose Casimiro Ulloa 226, San Antonio, Miraflores, Lima 18. Rental costs, including taxes, are approximately $835 per month.

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

Mineral Exploration Projects

The following is a description of the Company’s mineral properties in Peru and Canada and its interest in such properties. Candente intends to remain an exploration company and will likely sell and/or joint-venture any of its advanced projects to a potential operator for further development.

Currently, the Company considers the Cañariaco and Alto Dorado properties as its highest priority projects.

Peruvian Properties

COLOMBIA
ECUADOR
Guayaquil
Amazon
BRASIL
PERU
Cañariaco
(Cu)
El Tigre
(Au)
Chiclayo
Picota
Las Brujas & Brujitas
(Au)
Cajamarca
Sorpresas
(Au)
Trujillo
Delicias & San Antonio
(Au)
Alto Dorado
(Au)
Pamel
(Au)
Lima
Lunahuaná
(Au-Cu)
LEGEND
Candente prospect
Towns
Capital city
Fredito
(Au)
Cuzco
Sharito
(Au)
Tres Marias &
San Francisco
(Au)
Dylan
(Au)
Samantha
(Au)
Lago Titicaca
La Paz
Millo
(Au)
Arequipa
El Volcán
(Au)
Isabelita
(Au)
200 km
PERU
Candente Resource Corp.
Cia. Minera Oro Candente S.A.
Candente Resource Corp.
Peru
Location of Properties

Cañariaco Project

Cañariaco is a 3,500 hectare porphyry copper project located in the Cajamarca District of northern Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Cañariaco Property to date. The Company has a 100% interest in the property.

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

Regional and Property Geology

The Cañariaco system lies within a belt of porphyry copper deposits which extend 350 km from Cajamarca North by Northwest to the Ecuadorian border. The mineralized systems known in this belt comprise two types, porphyry Copper-Molybdenum and porphyry Copper-Gold deposits. Although no economic deposit has yet to be developed, the mineralized systems tend to be of a large size. Recent deposits of lavas and ignimbrites of the Upper Tertiary Calipuy Formation are younger than the porphyry copper systems which could be covering yet to be discovered systems.

Cañariaco is located on the Western Cordillera at elevations that range from 2500-3500 meters. The topography features steep slopes cut by streams and rivers. Above 3000 meters the vegetation is mostly short grass and pastures while below 3000 meters lies dense native forest.

Mineralization at Cañariaco is associated with a quartz-feldspar porphyry stock with a well developed fine to medium grained quartz-sulphide stockwork. 3 separate porphyry systems have been identified on the property. At Cañariaco Norte, mineralization has been identified in an area of 1000 by 600 meters and to a depth of about 200 meters. Mineralization occurs in 2 zones of distinct composition defined as primary and enriched copper mineralization.

History and Previous Work

Copper mineralization was first discovered at Cañariaco by the British Geological Survey in 1970 through a stream sediment sampling program. In 1973, Ingemmet drilled 5 holes into the Cañariaco Norte area of the property. 4 of the 5 holes returned copper intersections. Placer Dome optioned the property in 1994. They conducted additional surface sampling and drilled 3 new diamond drill holes at Cañariaco Norte. All 3 holes returned copper intersections. Placer withdrew from their property option in January 1997.

In 1998, Minero Peru solicited for joint venture partners on the property. Billiton was selected and signed an option agreement in February 1999. Billiton conducted a detailed exploration of the property assisted by the construction of a new access road and camp site at the property. Billiton conducted detailed geological mapping of Cañariaco Norte, Cañariaco Sur and a third porphyry system they discovered and named Quebrada Verde. Billiton also conducted soil and rock chip sampling as well as IP and ground magnetic surveys over all 3 systems and re-logged all previous drill holes.

At the conclusion of the preliminary work, Billiton drilled 7 holes of 1128.20 meters in total. 3 of the new holes were drilled at Cañariaco Norte, 3 at Cañariaco Sur and 1 hole at Quebrada Verde. The Cañariaco North program extended the area of known mineralization 500m further south that that previously defined. Although the new Cañariaco Norte holes returned only near-economic grades of copper mineralization, Billiton did proceed with metallurgical test work, including diagnostic leach tests on 12 samples of core conducted by SGS in Santiago, Chile. The tests determined copper recoveries of 85-90% of material with a head grade of 0.78%. Billiton concluded the resource was potentially leachable.

At Cañariaco Sur, 2 of the 3 holes returned copper mineralization. The single drill hole at Quebrada Verde did not return significant copper assays.

Billiton dropped the property option during a period of low mineral prices where they decided to focus on larger and more advanced properties.

In March 2001, Candente engaged engineering consultants Knight Piesold Ltd. to evaluate the Cañariaco property for the necessary infrastructure for developing a SX-EW mine. Knight Piesold identified several suitable sites for heap leach pads and waste stockpiles within relative proximity to the Cañariaco Norte zone.

Planned Work Program

Due to the rise in copper prices, the Company resumed work on the project during late 2003. During the first quarter of 2004, a bulk sampling of copper mineralization was commenced. The program will take samples from several previously identified copper-bearing outcrops on the property and submit the samples for assay as well as metallurgical and petrographic studies. Concurrent with the sampling, the Company is conducting geophysics over the property.  The sampling and geophysics will help to delineate drill targets and a minimum of 2,000 meters of diamond drilling is planned for September 2004. This drilling will focus on further delineating the previously identified higher grade copper zone.

Subject to the results of the current program, the Company may search for a joint-venture partner to further the exploration and potential development of the project.

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
CHILE
LIMA
CHICLAYO
Alto Dorado & Toril Project Location Map

E-700,000
E-750,000
E-800,000
N-9'100,000
a Chiclayo
LA LIBERTAD
Huamachuco
Sanchique
Simbal
Agallpampa
Shorey
Quiruvilca
Conachugo
Laredo
Pedregal
Huanchaco
TRUJILLO
Moche
Salaverry
Santiago de Chuco
Tamboras
Pampas
Alto Dorado & Toril
Viru
a Lima
KILOMETERS
0. 10 20 30 40
GRAPHIC SCALE
LEGEND
PANAMERICAN HIGHWAY
PAVED ROAD
GRAVELED ROAD
POLITICAL BOUNDARY
CAPITAL
TOWN-CITY
AIRPORT
PORT
PACIFIC OCEAN

801,000 E
805,000 E
809,000 E
813,000 E
N
9'084,000 N
9'080,000 N
9'076,000 N
9'072,000 N
TORIL V
TORIL III
ANA DE CHUCO
TORIL I
ANA DE CHUCO 3
TORIL VI
TORIL VIII
LUIS
TORIL IX
TORIL VII
CARLOS II
TORIL X
TORIL IV
TORIL II

PROPIETARIO:	CIA. MINERA ORO CANDENTE S.A.
HECTAREAS:	5,900.0 HECTAREAS
DEPARTAMENTO:	LA LIBERTAD
DISTRITO:	STGO. DE CHUCO
PROVINCIA:	STGO. DE CHUCO
SUSTANCIAS:	METALICAS

CIA. MINERA ORO CANDENTE S.A.

PROSPECTO ALTO DORADO

Fecha:	Agosto ,2003	
Escala:	1 : 100,000

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

TORIL I

VERTICES	ESTE	NORTE
1	809000.0	9083000.0
2	809000.0	9079000.0
3	807000.0	9079000.0
4	807000.0	9083000.0

TORIL II

VERTICES	ESTE	NORTE
1	807000.0	9074000.0
2	807000.0	9072000.0
3	806000.0	9072000.0
4	806000.0	9074000.0

CARLOS II

VERTICES	ESTE	NORTE
1	806000.0	9077000.0
2	806000.0	9072000.0
3	804000.0	9072000.0
4	804000.0	9077000.0

TORIL VI

VERTICES	ESTE	NORTE
1	811000.0	9083000.0
2	811000.0	9080000.0
3	810000.0	9080000.0
4	810000.0	9076000.0
5	809000.0	9076000.0
6	809000.0	9077000.0
7	808000.0	9077000.0
8	808000.0	9079000.0
9	809000.0	9079000.0
10	809000.0	9081000.0
11	810000.0	9081000.0
12	810000.0	9083000.0

TORIL III

VERTICES	ESTE	NORTE
1	806000.0	9084000.0
2	806000.0	9081000.0
3	805000.0	9081000.0
4	805000.0	9084000.0

TORIL IV

VERTICES	ESTE	NORTE
1	808000.0	9074000.0
2	808000.0	9072000.0
3	807000.0	9072000.0
4	807000.0	9074000.0

ANA DE CHUCO

VERTICES	ESTE	NORTE
1	805000.0	9082000.0
2	805000.0	9077000.0
3	803000.0	9077000.0
4	803000.0	9082000.0

LUIS

VERTICES	ESTE	NORTE
1	804000.0	9077000.0
2	804000.0	9076000.0
3	803000.0	9076000.0
4	803000.0	9077000.0

TORIL V

VERTICES	ESTE	NORTE
1	805000.0	9084000.0
2	805000.0	9082000.0
3	804000.0	9082000.0
4	804000.0	9083000.0
5	803000.0	9083000.0
6	803000.0	9084000.0

ANA DE CHUCO 3

VERTICES	ESTE	NORTE
1	807000.0	9081000.0
2	807000.0	9079000.0
3	805000.0	9079000.0
4	805000.0	9081000.0

TORIL VII

VERTICES	ESTE	NORTE
1	809000.0	9077000.0
2	809000.0	9076000.0
3	810000.0	9076000.0
4	810000.0	9075000.0
5	809000.0	9075000.0
6	809000.0	9072000.0
7	808000.0	9072000.0
8	808000.0	9077000.0

TORIL VIII

VERTICES	ESTE	NORTE
1	806000.0	9079000.0
2	806000.0	9078000.0
3	807000.0	9078000.0
4	807000.0	9077000.0
5	805000.0	9077000.0
6	805000.0	9079000.0

TORIL IX

VERTICES	ESTE	NORTE
1	807000.0	9077000.0
2	807000.0	9076000.0
3	808000.0	9076000.0
4	808000.0	9075000.0
5	806000.0	9075000.0
6	806000.0	9077000.0

TORIL X

VERTICES	ESTE	NORTE
1	808000.0	9075000.0
2	808000.0	9074000.0
3	806000.0	9074000.0
4	806000.0	9075000.0

How Acquired

The property consists of 14 contiguous claim blocks totaling approximately 6,700 hectares. The details of each claim are as follows:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Ana de Chuco	09/29/97	02/27/98	1000	1000
Ana de Chuco 3	01/11/00	06/02/00	400	400
Luis	11/06/97	02/23/98	100	100
Carlos II	09/29/97	12/30/97	1000	1000
Toril I	09/02/02	04/29/03	800	800
Toril II	09/02/02	Pending	200
Toril III	09/18/02	Pending	300
Toril IV	09/18/02	04/21/02	200	200
Toril V	01/23/03	Pending	300
Toril VI	04/30/03	Pending	1000
Toril VII	06/05/03	Pending	600
Toril VIII	08/01/03	Pending	300
Toril IX	08/01/03	Pending	300
Toril X	08/01/03	Pending	200

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

During 2003, the Company engaged AK Drilling International to carry out a short hole overburden drill program in conjunction with additional sampling, geochemical and geophysical testing. A series of short holes were drilled through the overburden to an average depth of 15 meters to the bedrock below. Assays from the program were similar to those obtained by previous operator Hecla and confirmed previously identified mineralized zones as well as further extending the mineralization.

During July and August 2004, the Company completed a Phase I drill program on the property consisting of 9 holes totaling 1,050 meters. 8 holes were drilled in the Toril high-sulphidation zone and 1 ole in the Olla porphyry zone. Assays are pending. Following the completion of drilling on the Canariaco property, drilling will resume at Alto Dorado.

El Tigre Property

El Tigre is a epithermal gold/silver exploration project located in Northern Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the El Tigre Property to date. The Company currently holds a 100% ownership interest in the project, although it has recently entered into an option agreement with Orex Ventures Inc. whereupon Orex may earn a 51% interest in the property.

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

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004 which will be used to delineate drill targets. The agreement has been approval by the TSX Venture Exchange.

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

Planned Work Program

Under the option agreement with Orex Ventures, Candente will conduct exploration on the project, including the expenditure of US$250,000 before June 30, 2004.  Those funds will be used to carry out additional geophysical surveys, geological mapping and rock chip sampling to delineate drill targets on the project.

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

On June 29, 1999, the Company entered into an option agreement with Britannia Gold to earn a 50% interest in the Las Sorpresas, Lunahuana and El Tigre properties in exchange for the Company paying the surface taxes due on the three properties in the amount of $19,200. The Company and Britannia would share exploration expenditures equally; If a partner failed to contribute its share in any specific property, that partner would suffer dilution of their interest on a straight-line basis. Due to Britannia’s non-contribution of some exploration expenditures, the Company’s ownership interest in the Lunahuana property increased to 51%. On January 31, 2001, the Company and Britannia signed a new agreement whereupon Britannia agreed to transfer their remaining interest in the three properties to the Company in exchange for the payment of 500,000 shares. The agreement was completed on February 20, 2002.

The original property as acquired from Britannia Gold consisted of 4 claims blocks of 3400 hectares staked by Britannia. In 2001/2002, the Company staked an additional 4 claim blocks totaling 1190 hectares. During 2002, the Company reached a joint-venture agreement with S.M.R.L. Viky, a private company, on the 200 hectare Viky claim. The Company can earn an initial 51% interest in the Viky claim by making equal payments to S.M.R.L. totaling $52,000 over 5 years. At the end of the 5 years, the Company can earn the remaining 49% interest in the claim by paying an additional $97,000 to S.M.R.L. To date, the Company has made 2 payments to S.M.R.L and is current under the option agreement.

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

The Company has had no revenue from mining operations on the Las Sorpresas Property to date. The Company has 100% interest in the property, although it has recently entered into an option agreement with Orex Ventures Inc. whereupon Orex may earn a 51% interest in the property.

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

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004 which will be used to delineate drill targets. The agreement has been approval by the TSX Venture Exchange.

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

Planned Work Program

The property remains largely unexplored and the company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the property’s geology and its potential to host epithermal deposits.  Under the option agreement with Orex Ventures, Candente will conduct exploration on the project, including the expenditure of US$250,000 before June 30, 2004.

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

Originally, the Company had 1,919 claims totaling 47,975 hectares which the Company had grouped into several properties by location. The Company’s interest in these claims had been acquired through several methods, including staking, purchase and option agreements.  Several claims have been dropped and the Company now has 943 claims totaling 23,575 hectares.

The Company had originally entered into 6 Option to Purchase and Royalty Agreements, which provided for the Company to earn a 100% interest in 7 properties. This has to date been reduced to 2 Option to Purchase and Royalty Agreements.  The Company had also entered into a Purchase and Royalty Agreement with Kevin Keats of Newfoundland by which the Company had earned a 100% interest in 1,346 mining claims.  These mining claims have also been reduced to 593 claims. The Company entered into two Option and Purchase Agreements with Cornerstone Resource Inc. to earn up to a 75% interest in the Island Pond and Paul’s Pond Properties.

All of the Company’s Newfoundland property interests were acquired from Arms-length parties.

Acquisition details and descriptions of the Company’s major Newfoundland exploration projects are described below.

Linear Property

The Linear Property is a gold exploration property of 1250 hectares located in the Botwood Basin of central Newfoundland, Canada. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Linear Property to date. The Company has an option to earn a 100% interest in the property, subject to a 2.5% NSR. In March 2004, the Company announced an agreement with Goldcorp whereupon Goldcorp can earn a 70% interest in the project by assuming all of Candente’s expenditure obligations and completing a bankable feasibility study by January 2010.

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

Cash Payment Schedule:

Date of Payment	Amount

Effective Date of Agreement	$ 6,000	(Paid)
On or before June 30, 2002	6,000	(Paid)
On or before June 30, 2003	21,000	(Paid)
On or before June 30, 2004	25,500
On or before June 30, 2005	30,000
On or before June 30, 2006	36,000
On or before December 30, 2006	46,500
Total	$ 171,000

Common Share Issuance Schedule:

Date of Issuance	Amount of Shares

On the Approval Date	15,000	(Issued)
On or before June 30, 2002	15,000	(Issued)
On or before December 30, 2002	15,000	(Issued)
On or before December 30, 2003	30,000	(Issued)
On or before December 30, 2004	60,000
On or before December 30, 2005	75,000
On or before December 30, 2006	90,000
Total *	300,000

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

In March 2004, the Company announced an agreement with Goldcorp on the Linear property. Goldcorp can earn a 70% interest in the property by assuming all of Candente’s expenditure obligations and completing a bankable feasibility study by January 2010. The option may be extended beyond the six-year period if expenditures have reached a minimum of $1 million per year by 2009. The agreement is subject to the approval of the TSX Venture Exchange.

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

Planned Work Program

The Company is encouraged by the results obtained on the Linear property to date. The Company intends to continue exploration at the property in order to advance the project for further drilling and to follow up the results obtained in 2003.

Staghorn (formerly Flamingo and Woods Lake) Property

The Staghorn Property is a 4,650 hectare, 186 claim gold exploration property located in the western Newfoundland. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Staghorn Property to date. The Company has an option to earn a 100% interest in the property, subject to a 2.5% NSR. In March 2004, the Company announced an agreement with Goldcorp whereupon Goldcorp can earn a 70% interest in the project  by assuming all of Candente’s expenditure obligations and completing a bankable feasibility study by January 2010.

How Acquired

Under an agreement dated December 20, 2002 between the Company and Gilbert Lushman and Edwin Northcott ( known collectively as the “Lushcott Group”), the Company can acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments totaling $100,920, issuing 120,000 common shares and incurring aggregate exploration expenditures of $500,000 under the following schedule:

Cash Payment Schedule:

Date of Payment	Amount

Effective Date of Agreement	$ 5,000	(Paid)
On or before December 25, 2002	10,400	(Paid)
On or before July 30, 2003	5,520	(Paid)
On or before December 30, 2003	25,000	(Paid)
On or before December 30, 2004	27,000
On or before December 30, 2005	28,000
Total	$ 100,920

Common Share Issuance Schedule

Date of Issuance	Amount of Shares

On the Approval Date	20,000	(Issued)
On or before December 30, 2003	30,000	(Issued)
On or before December 30, 2004	30,000
On or before December 30, 2005	40,000
Total	120,000

Minimum Property Expenditure Schedule:

Date of Required Expenditures	Exploration Amount

On or before November 30, 2003	$ 40,000
On or before November 30, 2004	$ 120,000	in the aggregate
On or before November 30, 2005	$ 270,000	in the aggregate
On or before November 30, 2006	$ 500,000	in the aggregate

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

In March 2004, the Company announced an agreement with Goldcorp on the Staghorn property. Goldcorp can earn a 70% interest in the property by assuming all of Candente’s expenditure obligations and completing a bankable feasibility study by January 2010. The option may be extended beyond the six-year period if expenditures have reached a minimum of $1 million per year by 2009. The agreement is subject to the approval of the TSX Venture Exchange.

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

Planned Work Program

During 2003, the Company conducted an exploration program at Staghorn which included geological mapping and sampling of several trenches and previously identified mineralized areas as well as the review of a 1981 airborne magnetic/EM survey for structure, geology and magnetic anomalies. As a result of the work, gold mineralization was extended to 3 kilometers, and three magnetic features in close proximity to the known gold mineralization were identified.

During the first quarter of 2004, the Company carried out a lake sediment survey as well as an IP/Magnetic survey. This work identified several high-chargeability zones over a 3.2 kilometer length. The Company has contracted for an initial 2,700 meters of diamond core drilling to begin in September 2004. The drill targets are locations of surface gold mineralization as well as the recently identified high-chargeability zones. Under the agreement announced in March 2004, Goldcorp is funding the drill program.

Island Pond Property

The Island Pond Property is a gold exploration property of 950 hectares located in the Botwood Basin of central Newfoundland, Canada. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Island Pond Property to date. The Company has an option to earn up to an initial 51% interest, but can increase its interest in the property to 75%, from Cornerstone Capital, an arms length public company.

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

How Acquired

Under an agreement with Cornerstone Capital dated July 15, 2003, Candente can earn an initial 51% interest in the property by spending $1.5 million on exploration, issuing to Cornerstone 115,000 common shares and paying Cornerstone $115,000 over 4 years. Candente can increase its interest in the property to 61% by financing a bankable feasibility study and can further increase its interest to 75% by arranging and securing all the mine financing required as outlined in the development plan in the bankable feasibility study. Cornerstone will be operator of all exploration until Candente has earned its initial 51% interest. The Company is current with all required payments and expenditures required under the agreement.

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

Future drilling is being considered to target geophysical and geochemical targets south of those drilled in the last program, as well as testing areas for higher grade zones close to and on strike with the recently intersected mineralization. The Company has elected to enter into the second year of the option agreement with Cornerstone for 2004.  Under the agreement with Cornerstone, the Company will pay Cornerstone $15,000 cash, issue Cornerstone 15,000 common shares of Candente and increase its exploration expenditures to an aggregate level of $250,000, which would require additional expenditures on property exploration of approximately $125,000 in 2004.

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

How Acquired

Under an agreement with Cornerstone dated July 15, 2002, the Company has the right to earn a 51% interest in the property by paying Cornerstone $90,000, issuing 90,000 common shares and expending $1,000,000 on exploration over a 4 year period. Candente can increase its interest in the property to 61% by financing a bankable feasibility study and can further increase its interest to 75% by arranging and securing all the mine financing required as outlined in the development plan in the bankable feasibility study. Candente will be the Operator of all exploration. The Company is current with all the required payments and expenditures required under the agreement.

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

The Company intends to conduct a diamond drilling program to test targets delineated by the recent geophysics and geochemistry.  The Company has decided to proceed with the second year of the option agreement with Cornerstone for 2004.

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

During 2003, the Company conducted mapping, sampling and trenching on the property. During 2004, the Company intends to review the results and plan for further exploration on the project.

Other Central Newfoundland Properties

Under the Botwood Basin Agreement dated May 20, 2002 between the Company and ASK (Kevin Keats), the Company acquired by staking additional properties located north and south of the City of Gander, within the Botwood Basin near the north shore of Central Newfoundland. These properties include Burnt Arm, Michael’s Harbor, Eastern Pond, Lobster Claw and Reg’s Pond. The Company also has staked additional property along Gander Lake, including the Gander, Careless Cove and Bowater properties. Several of these properties have since been dropped.  The ones remaining include Burnt Arm, Michael’s Harbor, Eastern Pond, Lobster Claw, Reg’s Pond, Careless Cove and Bowater.  All of these properties are early-stage gold exploration properties and are 100% owned by the Company. To date, the Company has conducted limited exploration on these properties.

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

In March 2004, the Company signed an agreement with Roland Quinlan and Questm Inc. (“The Vendors”) which granted the Company an option to acquire a 100% interest in the Duder Lake property of 84 mining claims in Newfoundland. Consideration is cash payments of $105,000 and the issuance of 130,000 common shares in tranches until January 15, 2008; and a total of $625,000 in property exploration expenditures in annual commitments on or before December 13, 2007. The first year’s exploration commitment of $25,000 has been met. The property is subject to a 2.5% NSR in favor of the vendors which the Company may reduce to a 1.5% NSR by way of a $1,000,000 payment. Previous operators on the property have identified gold mineralization in several trenches and shallow drill holes over 2.5 kilometers of a north-northeast trending shear system. The Company recently identified high-chargeability zones during an IP survey over the property.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.32 as of August 31, 2004.

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

Results of Operations

Six Months Ended June 30, 2004 vs. the Six Months Ended June 30, 2003

During the period the Company prepared to conduct drill programs on its Alto Dorado and Canariaco projects in Peru and the Staghorn project in Newfoundland. Exploration included geophysical surveys to further identify drill targets for the drill programs expected to commence in August and September, 2004.

The Net Loss for the six-month period was ($740,330), or ($0.02) per share, compared to a net loss of ($219,480), or ($0.01) per share, in the prior year’s period. The larger net loss was primarily due to higher stock-based compensation expense for the granting of stock options to non-officers and directors of ($196,191) compared to zero in the prior-year’s period; Increased foreign exchange loss of ($103,837) compared to ($7,933) due to a falling Canadian dollar exchange rate; and Corporate Development expense of ($97,811), which was up from ($13,282) in the prior year. Other large changes in expenses occurred in International Security of ($21,998) compared to zero in the prior year’s period as the Company provided extra security for its personnel operating in Peru; Management and Office salaries of ($49,795) compared to ($35,355) and Office, rent and miscellaneous of ($62,200) compared to ($23,540) as the Company hired additional personnel and rented more office space in Vancouver; and Investor Relations of ($44,972) compared to ($33,491) and Shareholder Communications of ($37,245) compared to ($6,694) as the Company engaged a full-time investor relations employee.

These expenses were partially offset by higher Interest Income of $32,924 versus ($11,938) as the Company enjoyed higher cash balances during the current period.

During the current six-month period, the Company completed no private placements of its common shares. 270,500 common shares were issued pursuant to the exercise of options for proceeds of $47,819; 1,394,750 common shares were issued pursuant to the exercise of warrants for proceeds of $373,293; and 10,000 common shares were issued for Mineral Property payments for deemed proceeds of $5,005.

Year Ended December 31, 2003 vs. the Year Ended December 31, 2002

The Net Loss for the year totaled ($1,601,498), or ($0.06) per share, compared to a loss of ($437,665), or ($0.02) per share, in the prior year. The larger loss in 2003 was largely due to the Stock-based compensation expense of ($911,014) compared to zero in the prior year. Other large changes occurred in International Security expense of ($12,326) compared to zero as the Company took extra protection measures for its personnel in Peru; Investor Relations expense of ($59,943) compared to ($38,532) as the Company retained a full time investor relations employee; Legal, audit and accounting of ($55,851) versus ($36,650) due to higher legal expenses related to potential joint-venture agreements; Management and Office salaries of ($71,226) versus ($53,789) and Office, rent and miscellaneous of ($62,068) compared to ($36,219) due to additional personnel and additional office space rented in Vancouver; Promotion, Travel, and Entertainment, which rose to ($132,752) from ($80,714) as management attended several additional industry conferences during the period as well as traveling to Peru to review new exploration programs; and Write off of deferred costs on its mineral exploration properties of ($232,444) compared to ($127,288) as the Company wrote-off its deferred exploration on the Radio Range, Weirs Pond and Jackson’s Arm property, all of which were dropped during the year. These expenses were partially offset by higher interest income of $26,500 compared to $11,146 due to higher average cash balances, and Foreign Exchange gain of ($25,141) compared to a loss of $4,898 which was due to favorable exchange rates for the Canadian dollar against the Peruvian New Sole.

During the current period, the Company completed several private placements totaling 5,908,333 for net proceeds of $3,638,105. This included the private placement of 1,700,000 units with Goldcorp at Cdn$0.60 per unit. Each unit consisted of one common share and one-half of a common stock purchase warrant, with each full warrant exercisable into one common share at a price of Cdn$0.90 until February 21, 2004 and at a price of Cdn$1.10 from February 22, 2004 until February 21, 2005. Net proceeds to the Company from the placement was $687,330 which the Company intends to use for exploration on its Newfoundland exploration programs. The Company also issued 266,000 common shares at a deemed value of $150,057 for Mineral Property Payments; issued 976,566 common shares pursuant to the exercise of stock options for proceeds of $166,286; and issued 3,902,752 common shares pursuant to the exercise of common stock warrants for proceeds of $774,533.

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

During the year the Company completed 4 private placements of its common shares. In February 2002, the Company completed the private placement of 4,869,002 units consisting of one common share and one common share purchase warrant for Cdn$0.15 per unit. The Warrants are exercisable at Cdn$0.20 until January 31, 2003 and at Cdn$0.25 from February 1, 2003 until January 31, 2004. Net proceeds from the placement was Cdn$441,700. In May 2002, the Company closed the private placement of 2,850,000 units at Cnd$0.35 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant. Each full warrant is exercisable into a common share at a price of Cdn$0.44 until May 16, 2003 and at Cdn$0.49 from May 17, 2003 until May 16, 2004. 2,330,000 of the units were flow through units. Total proceeds to the Company were $636,490. In August 2002, the Company completed two private placements of common shares. In the first, the Company issued 650,000 units at $0.45 per unit. Each unit consisted of one common share and one-half of a common share warrant. Each full warrant is exercisable into a common share at a price of Cdn$0.55 until August 19, 2003 and at Cdn$0.60 from August 20, 2003 until August 19, 2004. 470,000 of the units were flow-through units. The second private placement consisted of 2,000,000 common shares at a price of Cdn$0.60 per share. The company received net proceeds of $187,650 from the first placement and net proceeds of $769,820 from the second. Proceeds from the share issuances are to be used for exploration on the Company’s projects in Peru and Newfoundland and for the Company’s office operations, salaries and corporate overhead expenses.

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

During the year the Company completed 2 private placements of its common shares. In March, the Company sold 600,000 common shares at Cdn$0.25 per share for gross proceeds of Cdn$150,000. In June, the Company completed the private placement of 1,265,700 units consisting of one common share and one-half share purchase warrant for Cdn$0.20 per unit. The Warrants were exercisable at $0.25 until October 22, 2002. Net proceeds to the Company totaled Cdn$253,140. The Company also issued 363,000 common shares pursuant to the exercise of common stock options for proceeds of $108,980 and issued 10,000 common shares at a deemed price of Cdn$0.45 to settle corporate finance fees. Proceeds from the share issuances is to be used for mineral property exploration and the Company’s office operations, salaries and corporate overhead expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funds since incorporation has been through the issue of its common stock and the proceeds from the exercise of common stock options and share purchase warrants.  The Company has no revenue from mining operations to date.

During Fiscal 2004 the Company anticipates continuing to conduct exploration on several of its properties in Newfoundland and limited exploration on about 12 of its properties in Peru, including drill programs on the Alto Dorado, Canariaco and Staghorn projects. With the completion of several recent private placements, the Company believes that it has sufficient capital to complete its planned work programs and corporate expenses for the remainder of 2004. However, additional funds will be necessary for future periods, and management anticipates funding ongoing operations with the additional placement of common stock, as well as the exercise of outstanding options and warrants. The timing and amount of such stock placements is largely dependent upon favorable market conditions. If the Company is unable to raise additional funds, exploration activities will be curtailed and available funds will be used on the most advanced properties. The priority ranking of each property for available funds is impossible to determine at this time as ongoing exploration results will determine which properties in the Company’s portfolio should receive additional exploration.

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

Six Months Ended June 30, 2004

The Company’s Working Capital totaled $2,664,812 as of June 30, 2004 compared to $3,833,212 as of December 31, 2003. The Company’s cash position declined to $2,643,695 from $3,672,704, and Current Liabilities rose to ($237,682) from ($60,533) due to higher accounts payable and accrued liabilities. There was no Long-term debt in either period.

The Company recorded a Net Loss of ($740,330) in the period. Cash used by Operating Activities was ($424,254). Besides the Net Loss, Amounts Receivable used cash of ($48,407) and pre-paid expenses and deposits used cash of ($29,640). Accounts Payable and accrued liabilities was higher by $177,521, and non-cash Stock-based compensation was $196,191. Investing Activities used cash of ($1,084,899), with Mineral Property exploration using cash of ($945,875) and Mineral Property acquisition costs using cash of ($247,823). Mineral property cost recoveries provided cash of $186,484, while acquisition of equipment used cash of ($77,685). Financing Activities provided cash of $480,144 which was provided by the issuance of common shares pursuant to the exercise of outstanding warrants and options.

The Company’s cash position at the end of the period was $2,643,695, an increase of $1,537,595 from the prior year’s six month period.

Fiscal Year Ended December 31, 2003

The Company’s working capital at the end of the year totaled $3,833,212 compared to working capital of $677,567 at the close of the prior year. The Company cash position rose to $3,672,704 from $681,706. Liabilities totaled ($60,533) compared to ($93,190), with all amounts classified as current.

The Net Loss for the year was ($1,601,498). Operating Activities used cash of ($532,584), with the Net Loss partially offset by non-cash charges of Stock-based compensation of $911,014 and the Write-off of deferred costs related to mineral properties of $232,444. Investing Activities used cash of ($1,100,021), with Deferred exploration costs on its mineral properties using cash of ($904,463), Deferred acquisition costs of its mineral properties using cash of ($105,388), and Acquisition of Equipment using cash of ($90,170). Financing Activities provided cash of $4,623,603. The issuance of common shares provided cash of $4,856,904, while Share issue costs used cash of ($233,301).

The Company’s cash position at the close of the year was $3,672,704.

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

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP applicable to mining exploration companies, exploration expenditures may be deferred on prospective claims until such time as it is determined that further exploration is not warranted, at which time the claim costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. Under US GAAP, exploration expenditures are disclosed in the statements of cash flows under Operating Activities while under Canadian GAAP they are disclosed as Investing Activities. Therefore, under US GAAP, the Company has expensed all of its deferred property costs which was ($3,108,000) as of December 31, 2003. For 2003, the Company’s net loss of ($1,601,498) under Canadian GAAP was increased under US GAAP by ($1,159,908) for FY 2003’s Deferred Property Expenditures. After deducting the Claim Costs written off under Canadian GAAP, the FY 2003 Net Loss under US GAAP totaled ($2,528,962).

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released from trading. Therefore, for the year ended December 31, 2003, the 375,000 common shares held in escrow are deducted from the Weighted-average number of shares under Canadian GAAP of 28,013,160 to achieve the Weighted-average number of shares under US GAAP of 27,638,160.

Under Canadian GAAP, foreign exchange gains and losses involving integrated foreign operations are included in current operations. Under US GAAP, gains and losses arising from foreign currency transactions are included in current operations, while such items arising from the translations of non-US dollar-denominated balances are separately disclosed on a current basis and are included on a cumulative basis as a separate component of Stockholder’s Equity. Under US GAAP, the Accumulated other comprehensive loss as of December 31, 2003 is $25,141.

Due to these requirements under US GAAP, the Accumulated Deficit under US GAAP as of December 31, 2003 is ($6,023,043).

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CAD$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 14 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was 1.32 as of August 31, 2004.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 7/31/2004 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada, except Ing. Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru, and Larry Kornze, who is a resident of the United States.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed

Joanne C. Freeze	46	July 1997
Ing. Fredy Jose Huanqui Guerra	53	April, 1999
Peter de Visser	55	May, 1997
Larry Kornze	57	October 2002
Michael Casselman	57	July 2004

Table No. 6 lists, as of 7/31/2004, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada, except Ing. Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru.

Table No. 6

Executive Officers

Name	Age	Position	Date of Appointment

Joanne C. Freeze	45	President and CEO	July 1997
Ing. Fredy Jose Huanqui Guerra	52	Vice President, Exploration	April 1999
Peter de Visser	54	Chief Financial Officer	May 1997
Maria Eugenia Montagne	39	Corporate Secretary	July 2002
Michael Casselman	57	General Manager, Exploration	February 2004

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

Peter de Visser is Candente’s Chief Financial Officer and a Director. Mr. de Visser is a Chartered Accountant and has been a principal of De Visser Gray, a Chartered Accountant company located in Vancouver B.C. since 1987. He obtained his B.Comm. from the University of British Columbia in 1973 and has been a member of the Institute of Chartered Accountants of British Columbia since 1976. Mr. de Visser has extensive experience with public companies and is currently a director of Leisure Canada, a developer of vacation resorts, and Vinson Biotech, a Capital Pool Corporation without a current business, both public companies traded on the Canadian Venture Exchange. He devotes approximately 10% of his time to the Company.

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

Maria Eugenia (Lola) Montagne is the Corporate Secretary. Ms. Montagne joined the company on May 15, 2000 as an Executive Assistant in and was appointed Corporate Secretary on July 2nd, 2002. From 1994 to 1998, Ms. Montagne was an executive assistant with Manhattan Minerals, a mineral exploration company. Ms. Montagne worked for Candente on a contract basis beginning in 1998 before joining the Company full-time.

Mr. Casselman is the Manager of Exploration and a Director. He received a Bachelor of Science degree from the University of British Columbia in 1969 and a Masters of Science degree from Carleton University in 1977. He has over 35 years of Canadian and International mineral industry experience, including managerial, technical, logistical, operational, environmental and community relations knowledge. He started with Cominco in 1969, and his 30-year tenure with the Company included supervising exploration at the Highland Copper Mine in British Columbia as well as working on feasibility and production. In the mid-1990’s Mr. Casselman relocated to Chile and led extensive copper exploration programs before relocating to Vancouver and becoming Cominco’s Administration Manager of International Exploration. He retired from Cominco in 1999, and since that time has been involved in mineral exploration for several Vancouver-based companies.

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

COMPENSATION

The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during the last 3 fiscal years:

Table Number 7

Compensation of Officers and Directors

Annual Compensation

Name and

Principal

 Fiscal

     Other Annual   Stock Options

Position

      Year

Salary

Bonus

    Compensation      Granted

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation (1)	Stock Options Granted

Joanne Freeze President, Chairman and CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$63,600 $58,400 $42,000	250,000 350,000 90,000
Ing. Fredy Jose Huanqui Guerra Director, Manager of Exploration	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$63,600 $42,000 $42,000	250,000 200,000 80,000
Peter de Visser Director and CFO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$7,675 $665 $629	145,000 106,250 47,000
Larry Kornze Director	2003 2002	Nil Nil	Nil Nil	Nil Nil	200,000 265,000

Maria Eugenia Montagne Corporate Secretary	2003 2002 2001	$50,000 $50,000 $50,000	Nil Nil Nil	Nil Nil Nil	150,000 110,000 80,000

(1) For additional information regarding “Other Compensation”, See Item 7, Interest of Management in Certain Transactions.

The Company may grant stock options to Executive Officers and employees; refer to Item #10 "Options to Purchase Securities from Registrant or Subsidiaries".

During Fiscal 2003, ended 12/31/03 no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000 except as listed above.

No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company for Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Staffing

As of 7/31/04, the Company had 7 full time employees and 2 full time Officers in Canada and 9 full time employees and 1 full time officer in Peru. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 8 lists, as of June 30, 2004, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class

Common	Joanne C. Freeze (1)	1,696,600	4.66%
Common	Ing. Fredy Jose Huanqui Guerra (2)	1,625,500	4.46%
Common	Peter de Visser (3)	1,088,251	2.99%
Common	Larry Kornze (4)	465,000	1.28%
Common	Maria Eugenia Montagne (5)	281,500	0.77%
Common	Michael Casselman	-	-
	Total Directors/Officers	5,156,851	13.66%

(1)

350,000 of these shares represent currently exercisable share purchase options; 296,000 of these shares are held indirectly through Stillwater Enterprises, a private company owned 50% by Joanne Freeze and which she is deemed to have voting control.

(2)

350,000 of these shares represent currently exercisable share purchase options; 32,500 of these shares represent currently exercisable share purchase warrants;

(3)

206,250 of these shares represent currently exercisable share purchase options; 150,000 of these shares represent currently exercisable share purchase warrants; 197,001 of these shares are held indirectly in the name of Matkat Holdings, Ltd., a private company which is controlled by Peter de Visser.

(4)

365,000 of these shares represent currently exercisable share purchase options.

(5)

220,000 of these shares represent currently exercisable share purchase options; 20,000 of these shares represent currently exercisable stock purchase warrants.

# Based on 36,062,704 shares of common stock outstanding as of 6/30/04 and currently exercisable stock options and escrow shares held by each beneficial holder.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 9 lists, as of 6/30/04, persons and/or companies holding 5% or more beneficial interest in the Registrant's outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name and Address Of Owner	Amount and Nature of Beneficial Ownership	Percent Of Class

Common	Prudent Bear Fund (1)	3,493,550	9.69%
Common	Goldcorp (2)	2,850,000	7.72%
Common	Passport Master Funds (1) (3)	1,935,000	5.27%

•

Based on 36,062,704 shares issued and outstanding as of 6/30/04 and each individual’s share purchase options, warrants and escrow shares.

(1)

The Prudent Bear Fund and Passport Master Funds are United States based investors. Units were sold to the funds in private placements under Regulation D, Section 4(6) and/or Uniform Limited Offering Exemption, Rule 506.

(2)

850,000 of these shares represent currently exercisable share purchase warrants.

(3)

645,000 of these shares represent currently exercisable share purchase warrants.

The Company’s major shareholders have no different voting rights than any other shareholders.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The Company regularly engages members of management and/or outside companies in which officers and directors have an interest for purposes of management, geological consulting and accounting services.

The Company pays Joanne Freeze, President, Management Fees through Stillwater Enterprises Ltd., a company owned by Joanne Freeze and husband Arthur Freeze. In FY 2003, the Company paid her $13,860 (2002 - $16,400; 2001 - $13,020) for management services.

The Company has engaged Fredy J. Huanqui, Director, and Stillwater Enterprises Ltd., a company owned by Joanne Freeze and her husband Arthur Freeze, to conduct geological work on its mineral exploration properties. In FY 2002, the Company paid Fredy Huanqui $63,600 (2002 - $50,200; 2001 – $42,000) and Stillwater Enterprises $49,740 (2002 – $50,200; 2001 - $42,000) for Geological Consulting Services.

The Company has engaged De Visser Gray for accounting services. Peter de Visser, CFO and Director, is a principal of De Visser Gray. In FY 2003, the Company paid $7,675 (2002 - $665; 2001 - $626) in Accounting Fees.

From time to time, the members of Management and Directors listed above have elected to defer the fees incurred into future periods. The debt is non-interest bearing and non-secured. As of December 31, 2003 the date of the most recent audited financial statements the Company owed $14,967 in fees which have been incurred but not yet paid.

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

Item 9.  Offer and Listing of Securities

NATURE OF TRADING MARKET

The Company's common shares trade on the Canadian Venture Exchange ("TSX-V") in Vancouver, British Columbia, Canada under the trading symbol "DNT" and CUSIP #92293110C.  The Company's common shares commenced trading on the TSX-V May 15, 2000. The closing price of the Company’s common stock was $0.53 on August 31, 2004.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the TSX-V for shares of the Company's common stock for the last six fiscal quarters.

Table No. 10

Canadian Venture Exchange Stock Trading Activity

(in Canadian dollars)

Period Ended	Average Daily Volume	High	Low	Close

August 2004	52,152	0.60	0.47	0.53
July 2004	38,785	0.67	0.49	0.54
June 2004	29,509	0.88	0.63	0.63
May 2004	54,150	0.93	0.55	0.90
April 2004	102,385	1.02	0.62	0.70
March 2004	40,491	1.02	0.86	0.92

Quarter ended 6/30/04	62,014	1.02	0.55	0.63
Quarter ended 3/31/04	75,216	1.17	0.83	0.92

Quarter ended 12/31/03	111,929	1.39	0.82	1.02
Quarter ended 9/30/03	71,173	0.98	0.65	0.88
Quarter ended 6/30/03	78,802	0.85	0.45	0.55
Quarter ended 3/31/03	56,587	0.91	0.52	0.77

Quarter ended 12/31/02	34,286	0.65	0.30	0.61
Quarter ended 9/30/02	24,838	0.62	0.26	0.40
Quarter ended 6/30/02	65,916	0.65	0.28	0.50
Quarter ended 3/31/02	28,661	0.32	0.15	0.28

Quarter ended 12/31/01	21,610	0.17	0.20	0.14
Quarter ended 9/30/01	8,449	0.23	0.12	0.13
Quarter ended 6/30/01	6,319	0.34	0.14	0.15
Quarter ended 3/31/01	7,740	0.35	0.15	0.18

Year ended 12/31/03	79,623	1.39	0.45	1.02
Year ended 12/31/02	38,425	0.65	0.15	0.61
Year ended 12/31/01	11,029	0.35	0.12	0.14
Year ended 12/31/00	25,800	0.50	0.16	0.22

Table No. 11 lists, as of 6/30/04, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table 11

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Remaining Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

305,000	$0.60	August 19, 2004
850,000	$1.10	February 21, 2005
312,500	$1.00	October 21, 2005
2,000,000	$1.50	June 10, 2005
125,000	$1.65	June 30, 2005

3,592,500	Total

In addition to the Warrants listed above, the Company’s Class A common stock warrants were traded on the TSX-V under the symbol “DNT.WT.A”. The Company’s Class A warrants commenced trading on the TSX-V on May 15, 2000 and were delisted on November 15, 2001 due to the expiration of the warrants.

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange  (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange (“CDNX”) by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

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

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

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

Item 10.  Additional Information

A. Share Capital

The authorized capital of the Company is 100,000,000 common shares and an unlimited number of special shares.  As of 12/31/03, the end of the Company's most recently available fiscal year, 34,387,454 common shares were outstanding. As of June 30, 2004, the end of the Company’s most recent fiscal period, there were 36,062,704 common shares outstanding.

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

In January 2004, the Company completed the private placement of 250,000 flow-through common units at a price of Cdn$1.20 for gross proceeds of Cdn$300,000. Each unit consisted of one flow-through common share and one-half of a warrant, with each full warrant exercisable for one flow-through common share at a price of Cdn$1.65 until June 30, 2005.

In December 2003, the Company completed a private placement of 3,333,333 units at a price of Cdn$1.05 for gross proceeds of Cdn$3,500,000. Each unit consisted of one common share and one-half of a share purchase warrant, with each full warrant exercisable for a common share at a price of Cdn$1.50 per share until June 10, 2005. As agent for the placement, Octagon Capital Corporation received a 7% cash commission and options to purchase 333,334 common shares at a price of Cdn$1.05 until June 10, 2005.

In October 2003, the Company completed the private placement of 625,000 units at a price of Cdn$0.80 per unit for gross proceeds of Cdn$500,000. Each unit consisted of one share and one-half of a share purchase warrant, with each full warrant exercisable at a price of Cdn$1.00 per share until October 21, 2005.

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

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 6/30/04, as well as the number of options granted to Directors and all employees as a group.  The exercise price of the options is stated in Canadian Dollars.

Table No. 12

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Expiration Date

Joanne Freeze, President	100,000 100,000 50,000 100,000	$0.33 0.48 0.48 0.80	09/06/07 01/17/08 02/04/08 10/31/08
Ing. Fredy Jose Huanqui Guerra, Director	100,000 100,000 50,000 100,000	$0.33 0.48 0.48 0.80	09/06/07 01/17/08 02/04/08 10/31/08
Larry Kornze, Director	165,000 50,000 50,000 100,000	$0.33 0.48 0.48 0.80	04/23/07 01/17/08 02/04/08 10/31/08

Peter de Visser, Director	20,000 61,250 75,000 50,000	$0.23 0.33 0.48 0.48	04/04/07 09/06/07 01/17/08 02/04/08
Maria Eugenia Montagne, Corporate Secretary	16,250 53,750 50,000 50,000 50,000	$0.23 0.33 0.48 0.48 0.80	04/04/07 09/06/07 01/17/08 02/04/08 10/31/08
Total Officers/Directors (5 persons)	1,491,250

Total Employees/Consultants (33 persons)	1,867,000

Total Officers/Directors/ Employees/Consultants	3,358,250

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

Based on the formentioned discussion, management does not believe that Candente Resource Corporation is a “passive foreign investment company”.

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

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16A.  Audit Committee Financial Experts

The Company considers Peter de Visser to be its Audit Committee Financial Expert. Mr. de Visser is a Chartered Accountant and has been a principal of De Visser Gray, a Chartered Accountant company located in Vancouver B.C., since 1987. De Visser Gray is currently registered with both the Canadian Public Accountability Board and the Public Company Accounting Oversight Board of the United States. He has been a member of the Institute of Chartered Accountants of British Columbia since 1976.

Item 16B.  Code of Ethics

The Company does not currently have a Code of Ethics. Management is currently drafting a Code of Ethics which is intended to be in place for fiscal 2005.

Item 16C.  Principal Accountant Fees and Services

The following table details the fees paid by the Company to Beauchamp & Company for professional services provided to the Company for fiscal years 2002 and 2003, ended December 31.

	Fiscal Year Ended December 31
	2003	2002
Audit Fees:
Audit Fees: (1)	$ 11,375	$ 12,375
Audit Related Fees: (2)	8,400	5,675
Tax Fees	1,384	1,264
Other Fees	Nil	Nil

Total Fees:	$ 21,159	$ 19,314

(1)  Fees related to the audit of the Company’s financial statements for the years ended December 31, 2002 and 2003 and review of the Company’s responses to comments presented by securities regulators.

(2)    Includes fees related to the review of the Company’s interim financial statements and review of filings for the British Columbia Securities Commission.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

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

Audited Financial Statements for Fiscal 2003, Fiscal 2002 and Fiscal 2001

Unaudited Financial Statements for the Six Months ended June 30, 2004.

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

Audited Financial Statements

Auditor's Report, dated May 17, 2004

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting

 Difference, dated May 17, 2004

Balance Sheets at December 31, 2003 and December 31, 2002

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001 and Cumulative, inception to December 31, 2003.

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001 and Cumulative, inception to December 31, 2003.

Notes to Consolidated Financial Statements

Unaudited Financial Statements

Notice to Reader dated August 18, 2004.

Interim Balance Sheets for the 6 Months ended 6/30/04 and 6 Months ended 6/30/03.

Interim Statements of Income and Deficit Cumulative from inception to 6/30/04 and for the 6 months ended 6/30/04 and the 6 months ended 6/30/03.

Interim Statements of Cash Flows Cumulative from inception to 6/30/04 and for the 6 months ended 6/30/04 and the 6 months ended 6/30/03.

Notes to the Interim Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (CONT.)

Exhibits:

1. Certificate of Incorporation, Certificates of Name Change Articles of Incorporation and By-Laws . . . . . .
2. Instruments defining the rights of holders of the securities being registered
***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts (all Previously Filed)

A.

Escrow Agreement dated 10/4/1999.

B.

Share Purchase Agreement between Ing. Diego Ruby Alcocar Rojas and Arthur C. Freeze dated 12/17/98

C.

Lease Agreement for Company’s Offices

D.

Lease Addendum dated April 1, 2003

E.

Month-to-Month Lease Agreement dated June 1, 2003

F.

Option Agreement on the Linear Property dated April 9, 2002.

G.

Option Agreement with Kevin Keats dated May 20, 2002.

H.

Option Agreement on the Alto Dorado Property dated June 1, 2002.

I.

Sale Agreement for the Millo Property dated October 24, 2002.

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

December 31, 2003

December 31, 2002

December 31, 2001

(Expressed in U.S. Dollars)

BEAUCHAMP & COMPANY

CHARTERED ACCOUNTANTS

#205 - 788 BEATTY STREET

VANCOUVER, B.C.

V6B 2M1

PHONE: 604-688-2850

FAX: 604-688-2777

AUDITORS’ REPORT

To the Shareholders of Candente Resource Corp.

We have audited the consolidated balance sheets and statements of deferred costs of Candente Resource Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the three years ended December 31, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the three years ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.

“Beauchamp & Company”

May 17, 2004

 Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S REPORTING CONFLICT

In the United States, reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements.  Although  we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated May 17, 2004 is expressed in accordance  with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

Vancouver, B.C.

“Beauchamp & Company”

May 17, 2004

 Chartered Accountants

CANDENTE RESOURCE CORP.

Consolidated Balance Sheets

December 31,

(Stated in U.S. Dollars)

	2003	2002

A S S E T S
Current Assets
Cash and cash equivalents (Note 2)	$ 3,672,704)	$ 681,706)
Amounts receivable	39,000)	36,503)
Subscriptions receivable (Note 11)	59,032)	-)
Promissory notes receivable	-)	39,300)
Prepaid expenses and deposits (Note 12)	123,009)	13,248)
	3,893,745)	770,757)

Deferred costs (Notes 2 and 4)	3,108,000)	2,180,536)
Equipment (Notes 2 and 5)	92,266)	33,167)
	$ 7,094,011)	$ 2,984,460)

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$ 45,566)	$ 83,125)
Due to related parties	14,967)	10,065)
	60,533)	93,190)

S H A R E H O L D E R S’ E Q U I T Y

Share capital (Note 6)	8,933,796)	4,204,815)
Contributed surplus (Note 6)	1,014,725)	-)
Deficit	(2,915,043)	(1,313,545)
	7,033,478)	2,891,270)
	$ 7,094,011)	$ 2,984,460)

  Approved on behalf of the Board of Directors:

“Joanne Freeze”

“Peter de Visser”

Director

Director

CANDENTE RESOURCE CORP.

Consolidated Statements of Operations and Deficit

For the years ended December 31,

(Stated in U.S. Dollars)

	2003	2002	2001

Expenses
Amortization of equipment	$ 31,071)	$ 4,512)	$ 1,058)
Bank charges and interest	4,434)	3,648)	868)
Corporate development	39,615)	39,598)	30,349)
Foreign exchange (gain) loss	(25,141)	4,898)	4,277)
Interest income	(26,500)	(11,146)	(800)
International security	12,326)	-)	-)
Investor relations	59,943)	38,532)	12,151)
Legal, audit and accounting	55,851)	36,650)	20,419)
Management and office salaries (Note 7)	71,226)	53,789)	39,018)
Office, rent and miscellaneous	62,068)	36,219)	14,604)
Promotion and travel	132,752)	80,714)	37,309)
Regulatory and filing fees	27,764)	15,985)	11,810)
Shareholder communications	12,631)	6,978)	10,021)
Stock-based compensation expense (Note 6)	911,014)	-)	-)
Write-off of deferred costs	232,444)	127,288)	109,107)
Write-down for impairment of deferred costs	-)	-)	158,583)

Loss for the year	(1,601,498)	(437,665)	(448,774)
Deficit, beginning of year	(1,313,545)	(875,880)	(427,106)
Deficit, end of year	$ (2,915,043)	$ (1,313,545)	$ (875,880)

Loss per share (Note 8)	$ (0.06)	$ (0.02)	$ (0.05)

Weighted average number of shares outstanding	28,013,160)	17,581,592)	9,210,799)

CANDENTE RESOURCE CORP.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Stated in U.S. Dollars)

	2003	2002	2001
Cash provided by (used for):

Operating activities
Loss for the per year	$ (1,601,498)	$ (437,665)	$ (448,774)
Adjustment for items not involving cash:
Amortization of equipment	31,071)	4,512)	1,058)
Corporate development	-)	-)	2,930)
Stock-based compensation	911,014)	-)	-)
Write-off of deferred costs	232,444)	127,288)	109,107)
Write-down for impairment of deferred costs	-)	-)	158,583)
Changes in non-cash working capital items:
Amounts receivable	(2,497)	(22,933)	9,757)
Promissory notes receivable	39,300)	(22,130)	-)
Prepaid expenses and deposits	(109,761)	7,483)	(18,952)
Accounts payable and accrued liabilities	(37,559)	63,697)	11,111)
Due to related parties	4,902)	10,065)	(28,821)
Funds used for operating activities	(532,584)	(269,683)	(204,001)

Investing activities
Acquisition of equipment	(90,170)	(34,254)	-)
Deferred exploration costs	(904,463)	(890,274)	(196,027)
Deferred acquisition costs	(105,388)	(348,662)	(126,550)
Funds used for investing activities	(1,100,021)	(1,273,190)	(322,577)

Financing activities
Cash received for common shares	4,856,904)	2,024,822)	692,829)
Share issue costs	(233,301)	(52,692)	(15,622)
Funds provided by financing activities	4,623,603)	1,972,130)	677,207)

Net increase in cash and cash equivalents	2,990,998)	429,257)	150,629)
Cash and cash equivalents, beginning of year	681,706)	252,449)	101,820)
Cash and cash equivalents, end of year	$ 3,672,704)	$ 681,706)	$ 252,449)

Supplemental Disclosure of Non-Cash Investing and Financing Activities

During 2003, the Company issued 266,000 common shares valued at $150,057 pursuant to mineral property agreements

During 2002, the Company issued 815,000 common shares valued at $165,960 pursuant to mineral property agreements.  The Company issued 180,000 common shares upon the exercise of 180,000 stock options at Cdn$0.15 per share.  The options were exercised by payment of promissory notes and secured by the shares issued (see Note 6).

During 2001, the Company issued 10,000 common shares at an aggregate cost of $2,930 for corporate finance fees.

See accompanying notes.

CANDENTE RESOURCE CORP.

Consolidated Statements of Deferred Costs

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2001	Net Expenditures (w-o/recovery)	Balance December 31, 2002	Net Expenditures (w-o/recovery)	Balance December 31, 2003

PERU
El Tigre Property
Acquisition costs	$ 19,200	$ 37,900	$ 57,100	$ 9,600	$ 66,700
Deferred exploration costs:
Assays	2,967	-	2,967	-	2,967
Equipment maintenance and rental	-	-	-	396	396
Field supplies and travel expenses	12,552	383	12,935	1,371	14,306
Field office and personnel	16,136	8,294	24,430	4,825	29,255
Geological consulting	37,556	19,048	56,604	-	56,604
Maps and publications	7,128	1,450	8,578	-	8,578
	95,539	67,075	162,614	16,192	178,806
Lunahuana Property
Acquisition costs	20,400	38,700	59,100	12,395	71,495
Deferred exploration costs:
Assays	2,571	5,713	8,284	116	8,400
Equipment maintenance and rental	-	-	-	2,717	2,717
Field supplies and travel expenses	5,592	16,448	22,040	1,130	23,170
Field office and personnel	14,174	19,269	33,443	10,123	43,566
Geological consulting	47,447	52,326	99,773	2,549	102,322
Maps and publications	595	4,773	5,368	-	5,368
	90,779	137,229	228,008	29,030	257,038
Las Sorpresas Property
Acquisition costs	17,800	36,665	54,465	8,474	62,939
Deferred exploration costs:
Assays	4,371	-	4,371	-	4,371
Field supplies and travel expenses	-	-	-	199	199
Field office and personnel	7,347	9,677	17,024	3,728	20,752
Geological consulting	9,429	315	9,744	278	10,022
	38,947	46,657	85,604	12,679	98,283
Picota Property
Acquisition costs	17,706	12,800	30,506	9,450	39,956
Deferred exploration costs:
Assays	4,714	-	4,714	-	4,714
Equipment maintenance and rental	1,918	1,610	3,528	2,858	6,386
Field supplies and travel expenses	10,934	636	11,570	-	11,570
Field office and personnel	8,931	4,778	13,709	5,102	18,811
Geological consulting	38,527	-	38,527	-	38,527
Maps and publications	2,616	-	2,616	-	2,616
	85,346	19,824	105,170	17,410	122,580

CANDENTE RESOURCE CORP.

Consolidated Statements of Deferred Costs

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2001	Net Expenditures (w-o/recovery)	Balance December 31, 2002	Net Expenditures (w-o/recovery)	Balance December 31, 2003

Pamel Property
Acquisition costs	$ 39,635)	$ 18,605)	$ 58,240)	$ 14,114	$ 72,354)
Deferred exploration costs:
Assays	26,037)	-)	26,037)	-	26,037)
Equipment maintenance and rental	40,542)	2,240)	42,782)	-	42,782)
Field supplies and travel expenses	23,639)	-)	23,639)	-	23,639)
Field office and personnel	88,558)	5,392)	93,950)	5,906	99,856)
Geological consulting	114,936)	-)	114,936)	-	114,936)
Maps and publications	8,669)	1,085)	9,754)	136	9,890)
Options payments received	(145,000)	-)	(145,000)	-	(145,000)
	197,016)	27,322)	224,338)	20,156	244,494)
Huaypian Property
Acquisition costs	11,129)	(11,129)	-)	-	-)
Deferred exploration costs	66,159)	(66,159)	-)	-	-)
	77,288)	(77,288)	-)	-	-)
Las Brujas Property
Acquisition costs	6,801)	4,000)	10,801)	3,000	13,801)
Deferred exploration costs:
Assays	2,570)	-)	2,570)	-	2,570)
Field supplies and travel expenses	6,137)	-)	6,137)	352	6,489)
Field office and personnel	2,643)	10,140)	12,783)	5,074	17,857)
Geological consulting	4,734)	8,913)	13,647)	562	14,209)
Maps and publications	1,781)	496)	2,277)	-	2,277)
	24,666)	23,549)	48,215)	8,988	57,203)
Canariaco Property		))
Acquisition costs	75,750)	14,000)	89,750)	10,768	100,518
Deferred exploration costs:	))
Assays	-)	-)	-)	355	355
Equipment maintenance and rental	-)	-)	-)	756	756
Field supplies and travel expenses	4,207)	-)	4,207)	1,440	5,647
Field office and personnel	5,675)	16,168)	21,843)	32,165	54,008
Geological consulting	52,588)	3,056)	55,644)	660	56,304
Maps and publications	2,744)	370)	3,114)	7	3,121
	140,964)	33,594)	174,558)	46,151	220,709
	)

See accompanying notes.

CANDENTE RESOURCE CORP.

Consolidated Statements of Deferred Costs

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2001	Net Expenditures (w-o/recovery)	Balance December 31, 2002	Net Expenditures (w-o/recovery)	Balance December 31, 2003

Paracas Property
Acquisition costs	$ 23,280)	$ (23,280)	$ -)	$ -	$ -)
Deferred exploration costs:	26,723)	(26,723)	-)	-	-)
	50,003)	(50,003)	-)	-	-)
Alto Dorado/Toril Property
Acquisition costs	-)	66,077)	66,077)	16,400	82,477)
Deferred exploration costs:			)
Assays	-)	3,497)	3,497)	12,670	16,167)
Equipment maintenance and rental	-)	1,546)	1,546)	25,968	27,514)
Field supplies and travel expenses	-)	2,089)	2,089)	34,382	36,471)
Field office and personnel	-)	5,108)	5,108)	145,580	150,688)
Geological consulting	-)	23,506)	23,506)	45,262	68,768)
Maps and publications	-)	3,908)	3,908)	10,515	14,423)
	-)	105,731)	105,731)	290,777	396,508)
Other Properties
Acquisition costs	16,820)	85,443)	102,263)	23,635	125,898)
Deferred exploration costs:	)				)
Assays	5,537)	11,702)	17,239)	25,338	42,577)
Equipment maintenance and rental	11,191)	7,382)	18,573)	8,921	27,494)
Field supplies and travel expenses	12,140)	29,999)	42,139)	16,119	58,258)
Field office and personnel	40,487)	26,393)	66,880)	63,735	130,615)
Geological consulting	45,983)	55,333)	101,316)	25,115	126,431)
Maps and publications	5,222)	11,810)	17,032)	11,073	28,105)
Option payments received	(10,000)	-)	(10,000)	-	(10,000)
Write-down for impairment of properties value	(25,000)	-)	(25,000)	-	(25,000)
	102,380)	228,062)	330,442)	173,936	504,378)
Peru - Total	902,928)	561,752)	1,464,680)	615,319	2,079,999)

See accompanying notes.

CANDENTE RESOURCE CORP.

Consolidated Statements of Deferred Costs

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2001	Net Expenditures (w-o/recovery)	Balance December 31, 2002	Net Expenditures (w-o/recovery)	Balance December 31, 2003

CANADA (NEWFOUNDLAND)
Linear Property
Acquisition costs	$ -	$ 20,345	$ 20,345	$ 40,293)	$ 60,638
Deferred exploration costs:
Assays	-	10,903	10,903	(6,574)	4,329
Drilling	-	-	-	50,281)	50,281
Equipment maintenance and rental	-	4,608	4,608	2,372)	6,980
Field supplies and travel expenses	-	22,001	22,001	23,290)	45,291
Field office and personnel	-	24,668	24,668	2,591)	27,259
Geological consulting	-	73,389	73,389	69,214)	142,603
Maps and publications	-	1,228	1,228	354)	1,582
Telecommunications	-	555	555	1,356)	1,911
	-	157,697	157,697	183,177)	340,874
Island Pond Property
Acquisition costs	-	14,250	14,250	16,575)	30,825
Deferred exploration costs:
Assays	-	271	271	14)	285
Drilling	-	69,011	69,011	1,264)	70,275
Equipment maintenance and rental	-	925	925	113)	1,038
Field supplies and travel expenses	-	1,663	1,663	(1,441)	222
Field office and personnel	-	197	197	115)	312
Geological consulting	-	6,942	6,942	3,043)	9,985
Maps and publications	-	331	331	74)	405
Telecommunications	-	-	-	50)	50
	-	93,590	93,590	19,807)	113,397
Virgin Arm Property
Acquisition costs	-	3,400	3,400	(3,284)	116
Deferred exploration costs:
Assays	-	2,610	2,610	1,143)	3,753
Equipment maintenance and rental	-	2,806	2,806	944)	3,750
Field supplies and travel expenses	-	6,571	6,571	4,438)	11,009
Field office and personnel	-	14,255	14,255	1,572)	15,827
Geological consulting	-	51,704	51,704	20,958)	72,662
Maps and publications	-	72	72	30)	102
Telecommunications	-	378	378	365)	743
	-	81,796	81,796	26,166)	107,962

See accompanying notes.

CANDENTE RESOURCE CORP.

Consolidated Statements of Deferred Costs

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2001	Net Expenditures (w-o/recovery)	Balance December 31, 2002	Net Expenditures (w-o/recovery)	Balance December 31, 2003

Staghorn Property
Acquisition costs	$ -	$ 12,736	$ 12,736	$ 62,345	75,081
Deferred exploration costs:
Assays	-	813	813	2,556	3,369
Equipment maintenance and rental	-	-	-	2,108	2,108
Field supplies and travel expenses	-	1,072	1,072	9,411	10,483
Field office and personnel	-	-	-	2,696	2,696
Geological consulting	-	6,482	6,482	42,461	48,943
Maps and publications	-	-	-	260	260
Telecommunications	-	-	-	838	838
	-	21,103	21,103	122,675	143,778
Duder Property
Acquisition costs	-	-	-	-	-
Deferred exploration costs:
Assays	-	-	-	1,999	1,999
Equipment maintenance and rental	-	-	-	883	883
Field supplies and travel expenses	-	-	-	2,947	2,947
Field office and personnel	-	-	-	896	896
Geological consulting	-	-	-	29,934	29,934
Maps and publications	-	-	-	2	2
Telecommunications	-	-	-	390	390
	-	-	-	37,051	37,051
Paul’s Pond Property
Acquisition costs	-	6,368	6,368	29,479	35,847
Deferred exploration costs:
Assays	-	612	612	361	973
Equipment maintenance and rental	-	-	-	343	343
Field supplies and travel expenses	-	419	419	1,269	1,688
Field office and personnel	-	-	-	419	419
Geological consulting	-	-	-	32,138	32,138
Maps and publications	-	-	-	17	17
Telecommunications	-	-	-	151	151
	-	7,399	7,399	64,177	71,576

See accompanying notes.

CANDENTE RESOURCE CORP.

Consolidated Statements of Deferred Costs

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2001	Net Expenditures (w-o/recovery)	Balance December 31, 2002	Net Expenditures (w-o/recovery)	Balance December 31, 2003

Eastern Pond Property
Acquisition costs	$ -	$ 16,040	$ 16,040	$ (16,040)	$ -
Deferred exploration costs:
Assays	-	638	638	(638)	-
Equipment maintenance and rental	-	1,674	1,674	(1,674)	-
Field supplies and travel expenses	-	2,362	2,362	(2,362)	-
Field office and personnel	-	-	-	-)	-
Geological consulting	-	11,347	11,347	(11,347)	-
Telecommunications	-	146	146	(146)	-
	-	32,207	32,207	(32,207)	-
Other Properties
Acquisition costs	-	111,396	111,396	(39,759)	71,637
Deferred exploration costs:
Assays	-	18,402	18,402	(10,002)	8,400
Equipment maintenance and rental	-	12,957	12,957	(5,069)	7,888
Field supplies and travel expenses	-	29,568	29,568	(289)	29,279
Field office and personnel	-	30,755	30,755	(15,420)	15,335
Geological consulting	-	103,867	103,867	(25,658)	78,209
Maps and publications	-	954	954	(94)	860
Telecommunications	-	14,165	14,165	(12,410)	1,755
	-	322,064	322,064	(108,701)	213,363
Canada Total	-	715,856	715,856	312,145)	1,028,001
Deferred Costs	$ 902,928	$ 1,277,608	$ 2,180,536	$ 927,464)	$ 3,108,000

See accompanying notes.

CANDENTE RESOURCE CORP.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003, 2002, and 2001

(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company is an exploration stage company incorporated in British Columbia, Canada and its activity is the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves , the ability of the Company to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimate.

Although the Company has taken steps to verify title to mineral  properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company=s title.

The Company has a net working capital balance of $3,833,212 as at December 31, 2003 (2002 - $677,567).

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.  As described in note 14, these principles differ in certain respects from principles and practices generally accepted in the United States.  Summarized below are those policies considered particularly significant for the Company. References to the Company included herein are inclusive of the Canadian parent company, its British Virgin Islands subsidiaries, Candente Resource (BVI) Corp. and Canariaco Copper (BVI) Corp. and its Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A.

Deferred Costs

The cost of mineral properties and their related exploration costs are deferred and amortized over their estimated useful lives following the commencement of production or written-off if the properties are sold or abandoned. Cost includes the cash consideration and the fair market value of shares issued on the acquisition of mineral properties. The recorded costs of mineral claims and deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

See accompanying notes.

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Costs (continued)

The Company reviews capitalized costs on its mineral properties on a periodic basis, or annually, and will recognize an impairment in value based upon current exploration results, and upon management=s assessment of the future probability or profitable revenues from the property or from sale of the property.  Management=s assessment of the property’s estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

Equipment

Equipment is recorded at cost and amortized over its estimated useful economic lives on a declining balance basis at an annual rate of 30% and 20%, respectively, for computer and office equipment, exploration equipment and truck.

Foreign Currency Translation

The Company conducts exploration activities in Peru and incurs exploration expenditures in both Peruvian new soles and U.S. dollars and maintains an administrative office in Canada where expenses are incurred in Canadian dollars.

The Company translates its foreign operations into U.S. dollars on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical rates. Expenses are translated at rates prevailing at the date of the transaction except for amortization of equipment which is translated at historical rates.

Foreign exchange gains and losses from translation of foreign operations are disclosed in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of expenses incurred during the period.  Actual results could differ from those estimates.

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

Fair Value of Financial Instruments

The carrying amount of cash, amounts receivable, subscriptions receivable, promissory notes receivable, and accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of their component balances.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

The Company records compensation expense associated with stock options granted using a fair value method and records the expense as the options vest with the recipients.  The adoption of this accounting policy has been applied prospectively to all stock options granted subsequent to January 1, 2003.  During 2002, the Company followed the policy of disclosing on a pro-forma basis the effect of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in carrying amounts of tax assets and liabilities and their tax bases, using tax rates expected to apply when these temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future tax asset is recognized.  The Company has taken a valuation allowance against all such potential tax assets.

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash, although in some cases their maturity dates extend beyond one year from the date of the financial statements.  All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income.  Cash equivalents are inclusive of accrued interest as receipt of these amounts is also considered to be certain and measurable.

3.

FLOW-THROUGH FUNDS

The Company raised Cdn$605,720 (2002 – Cdn$1,027,000) from the private placement of flow-through shares and the exercise of flow-through warrants.  These funds are to be used for exploration of Canadian mineral properties.  As of December 31, 2003, the unspent balance of these commitments was Cdn$300,000.

4.

DEFERRED COSTS

a)

El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company has a 100% interest in the El Tigre, Lunahuana and Los Sorpresas mineral properties, all located in Northern Peru.  The balance of the interest to 100% (approximately 50%) was acquired in 2002 by the issue of 500,000 shares valued at Cdn$120,000.

b)

Picota Property

Northern Peru

The Company owns mineral claims comprising approximately 3,200 hectares in Northern Peru which had been acquired by staking.

c)

Pamel Property

Central Peru

The Company owns mineral claims comprising approximately 5,800 hectares in the Western Andes which had been acquired by staking and acquired other claims by the issue of 30,000 shares, the commitment to issue 30,000 shares upon the completion of an initial drilling program and a further 50,000 shares upon commencement of commercial production.

4.

DEFERRED COSTS (continued)

a)

Las Brujas Property

Northern Peru

The Company owns mineral claims comprising approximately 1,000 hectares in Northern Peru which had been acquired by staking and the payment of a finder’s fee of 20,000 shares.

e)

Canariaco Property

Northern Peru

The Company acquired by auction a 100% interest in the Canariaco mineral property located in Northern Peru for $75,000.

f)

Alto Dorado/Toril Property

Central Peru

The Company entered into an option agreement in June 2002 to acquire a 100% interest in the Alto Dorado mineral property by the payment of $10,000 (paid), the issuance of 100,000 common shares in stages of 25,000 shares (25,000 shares issued at Cdn$0.36 per share).  The Company paid $50,277 to acquire a 100% interest in the Toril property.  The Alto Dorado property is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% by the Company paying $1,500,000.

g)

Other Peruvian Properties

The Company owns other mineral claims in Peru comprising 17 properties totaling approximately 26,200 hectares which were acquired by staking.

Newfoundland, Canada

h)

Linear and Staghorn Properties

The Company has an option to acquire a 100% interest in 50 mineral claims located in the Botwood Basin known as the “Linear” property by the payment of Cdn$171,000 ($34,250 paid), and the issuance of 300,000 common shares (75,000 shares issued) and the completion of Cdn$1,000,000 in exploration expenditures by November 30, 2006.  The property is subject to a 2.5% net smelter royalty, which may be reduced to 0.5% by the Company paying Cdn$1,000,000.

Under a separate agreement, the Company has an option to acquire a 100% interest in 186 claims in Southwestern Newfoundland known as the “Staghorn” property by the payment of Cdn$105,520 (Cdn$30,520 paid), the issuance of 120,000 common shares (70,000 issued) and the completion of Cdn$500,000 in exploration expenditures by November 30, 2006.  The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% by the Company paying Cdn$1,000,000.

i)

Island Pond Property

The Company has an option to acquire a 51% interest in 38 mineral claims located in the Botwood Basin by the payment of Cdn$115,000 ($30,000 paid), the issuance of 115,000 common shares (30,000 shares issued) and the completion of Cdn$1,500,000 in exploration expenditures by July 15, 2006.

j)

Virgin Arm Property

The Company has staked 92 claims located in the Botwood Basin.

4.

DEFERRED COSTS (continued)

k)

Paul’s Pond Property

The Company has an option to acquire 51% interest in 30 mineral claims located in the Botwood Basin by the payment of Cdn$90,000 (Cdn$26,800 paid), the issuance of 90,000 common shares (20,000 shares issued) and the completion of Cdn$1,000,000 in exploration expenditures by February 20, 2007.

5.

EQUIPMENT

		Accumulated	Net Book Value
	Cost	Amortization	2003	2002	2001
Office furniture and equipment	$ 17,859	$ 4,928	$ 12,931	$ 10,462	$ 2,297
Computer and equipment	26,263	7,949	18,314	12,277	1,128
Truck	11,586	4,286	7,300	10,428	-
Canada subtotal	55,708	17,163	38,545	33,167	3,425
Exploration equipment (Peru)	73,887	20,166	53,721	-	-
	$ 129,595	$ 37,329	$ 92,266	$ 33,167	$ 3,425

6.

SHARE CAPITAL

a)

Authorized

Unlimited number of common shares without par value.

b)

Issued

	December 31, 2003		December 31, 2002
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	23,333,803	4,204,815	9,236,034	1,635,605
Private Placements	5,908,333(1)(2)	3,638,105	10,412,002	2,035,660
Stock options	976,566	166,286	821,250	79,631
Warrants	3,902,752(3)	774,533	2,049,517	287,959
Mineral Properties	266,000	150,057	815,000	165,960
Balance, end of year	34,387,454	8,933,796	23,333,803	4,204,815

(1)

net of share issue costs of $233,301 and agents’ options valued at $103,711.  Refer to note 6c.

(2)

250,000 shares for Cdn$300,000 were issued as flow-through shares.

(3)

660,250 shares for Cdn$305,720 were issued on the exercise of flow-through warrants.

At December 31, 2003, 375,000 common shares are held in escrow (2002 – 750,000).

6.

SHARE CAPITAL (continued)

c)

Stock options

	Options	Weighted Average Exercise Price ($CDN)	Expiry date range
Outstanding and exercisable at December 31, 2001	794,000)	0.19	May 13, 2005 – June 12, 2006
Granted	2,450,066)	0.26	Jan. 3, 2007 – Sept. 6, 2007
Exercised	(821,250)	0.15	May 13, 2005 – Jan. 3, 2007
Cancelled	(150,000)	0.15	Jan. 30, 2006 – Jan 3, 2007
Outstanding and exercisable at December 31, 2002	2,272,816)	0.26	May 15, 2005 – Sept. 6, 2007
Granted	2,333,334)	0.65	Jan. 17, 2008 – Oct. 31, 2008
Exercised	(976,566)	0.24	May 15, 2005 – Oct. 15 2008
Outstanding and exercisable at December 31, 2003	3,629,584)	0.52	May 15, 2005 – Oct. 31, 2008

At December 31, 2003, the weighted average remaining life of stock options outstanding was 3.75 years.

During 2003, the Company recorded stock-based compensation expense of US$911,014 and share issue costs for agents’ options of US$103,711.

The fair value of options included in the pro-forma information below and in the expense recorded in the current year has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.2% to 4.3% (2002 – 2.4%); an expected life of 1.5 – 5 years (2002 – 5 years); an expected volatility of 112% to 125% (2002 – 12.74%); and no expectation for the payment of dividends.

The pro-forma effect on net loss and loss per share for the year ended December 31, 2002 is as follows:

Net loss		Loss per share
As reported	$ (437,665)	As reported	$ (0.02)
Compensation expense	(132,396)	Pro-forma	$ (0.03)
Pro-forma net loss	$ (570,061)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

6.

SHARE CAPITAL (continued)

d)

Share Purchase Warrants Outstanding

2003	2002	Exercise Price ($ Cdn)	Expiry Date

-	480,000	0.30	March 15, 2003
770,000	3,647,502	0.20/0.25	January 30, 2003/2004
614,750	1,450,000	0.44/0.49	May 16, 2003/2004
315,000	325,000	0.55/0.60	August 19, 2003/2004
850,000	-	0.90/1.10	February 21, 2004/2005
312,500	-	1.00	October 21, 2005
1,666,667	-	1.50	June 10, 2005
125,000	-	1.65	June 30, 2005
4,653,917	5,902,502	Weighted-average exercise price Cdn$0.70 (2002 – Cdn$0.29)

e)

Escrow Shares

375,000 (2002 and 2001 – 750,000) performance shares issued to directors of the Company are held in escrow, their release being subject to regulatory acceptance.

7.

RELATED PARTY TRANSACTIONS

Two directors of the Company were paid an aggregate of $13,860 in 2003 for management fees (2002 - $16,400, 2001 - $13,020) and $113,340 in 2003 for geological consulting services (2002 - $84,000, 2001 - $63,780), and as of the date of these financial statements were owed $14,967 (2002 - $10,065, 2001 – Nil).

8.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

9.

SEGMENTED INFORMATION

	2003	2002	2001
Assets by geographic segment:
Canada	$ 4,757,688	$ 1,519,331	$ 273,289
Peru	2,336,323	1,465,129	919,814
	$ 7,094,011	$ 2,984,460	$ 1,193,103

10.

INCOME TAXES

The Company has accumulated losses for Canadian tax purposes of approximately Cdn$1,941,463 which expire in stages to 2010.

11.

SUBSCRIPTIONS RECEIVABLE

During 2002, the Company arranged for the exercise and sale of stock options, primarily for employees in Peru, and received the proceeds after the statement date.

12.

PREPAID EXPENSES AND DEPOSITS

Comprised of expense advances and recoverable value added taxes paid in Peru.

13.

SUBSEQUENT EVENTS

In addition to items mentioned elsewhere in the notes, the following occurred subsequent to December 31, 2003:

•

The Company entered into a Strategic Partnership agreement with Goldcorp Inc. to conduct exploration in Newfoundland.  Goldcorp Inc. can earn up to a 70% interest in the Company’s Staghorn and Linear gold properties by paying all costs up to and including a bankable feasibility study and also has a right of first offer on all other properties in Newfoundland.

•

The Company entered into an option agreement with Orex Ventures Inc. (“Orex”), whereby Orex can earn a 51% interest in the El Tigre and one other gold property in Peru by spending US$2,500,000 on each property over 3.5 years and issuing to the Company 250,000 shares by January 31, 2008.  The Company remains the operator of the exploration program for the period of the agreement.

•

The Company granted to employees and consultants, 600,000 stock options exercisable at Cdn$0.80 per share for a period of 5 years.

•

The Company issued 1,650,250 common shares for exercise of options and warrants for total proceeds of Cdn$561,898, of which  Cdn$258,228 was flow-through.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mineral exploration companies, exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration costs must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production, and accordingly under U.S. GAAP, exploration costs are disclosed in the statements of cash flows as operating activities while under Canadian GAAP they are disclosed as investing activities. The following items (a) to (e) provide a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

	2003	2002	2001
	$	$	$
a) Assets
Deferred Costs
Deferred costs under Canadian GAAP	3,108,000)	2,180,536)	902,928)
Less deferred costs	(3,108,000)	(2,180,536)	(902,928)
Deferred costs under U.S. GAAP	-)	-)	-)

b) Operations
Net loss under Canadian GAAP	(1,601,498)	(437,665)	(448,774)
Deferred costs expensed under U.S. GAAP	(1,159,908)	(1,404,896)	(322,577)
Deferred costs written-off under Canadian GAAP	232,444)	127,288)	267,690)
Net loss under U.S. GAAP	(2,528,962)	(1,715,273)	(503,661)

c) Deficit
Closing deficit under Canadian GAAP	(2,915,043)	(1,313,545)	(875,880)
Adjustment to deficit for deferred costs written-off under U.S. GAAP	(3,108,000)	(2,180,536)	(902,928)
Closing deficit under U.S. GAAP	(6,023,043)	(3,494,081)	(1,778,808)

d) Cash Flows - Operating Activities
Funds used for operating activities under Canadian GAAP	(532,584)	(269,683)	(204,001)
Add net loss under Canadian GAAP	1,601,498)	437,665)	448,774)
Less net loss under U.S. GAAP	(2,528,962)	(1,715,273)	(503,661)
Less deferred costs written-off under Canadian GAAP	(232,444)	(127,288)	(267,690)
Add non-cash deferred costs expensed under U.S. GAAP	150,057)	165,960)	-)
Funds used for operating activities under U.S. GAAP	(1,542,435)	(1,508,619)	(526,578)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	2003	2002	2001
	$	$	$
e) Cash Flows - Investing Activities
Funds used for investing activities under Canadian GAAP	(1,100,021)	(1,273,190)	(322,577)
Add cash deferred costs expensed under U.S. GAAP	1,009,851)	1,238,936)	322,577)
Funds used for investing activities under U.S. GAAP	(90,170)	(34,254)	) -)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

f)

Stockholders= Equity

i)

Common Stock

Under U.S. GAAP applicable to the financial statements of the Company for all years included herein, compensation expense and certain related disclosures must be considered for all stock options granted, requiring the Company to utilize either the intrinsic value-based or the fair value based methods of accounting for stock-based compensation. Under Canadian GAAP, no such expenses or related disclosures were required to be recognized prior to 2002.

The Company, if required to report under U.S. GAAP in 2001, would have elected to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (AAPB 25@) to account for all stock options granted during that fiscal year. However, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation (ASFAS 123@) requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. SFAS 123 requires a fair value-based method of accounting for stock options using an option pricing model. For purposes of this current disclosure, the Company has utilized the Black-Scholes model, which was described in Note 6 (c).  Under APB 25, compensation expense must only be recorded in the accounts for compensatory stock options granted whenever the market price of the Company=s shares on the date of grant exceeds the exercise price.

As a result of changes in the Company’s accounting policies for stock-based compensation in 2002, the Company’s accounting treatment and related disclosures in this area for 2002 were materially congruent with the approach followed under APB 25.   In 2003 however, the Company, if required to report under U.S. GAAP, would have elected to apply in full the provisions of SFAS 123 and to account for all options issued to employees and consultants utilizing the fair-value based method.  This approach would have been consistent with additional new Canadian GAAP standards applied in 2003.  As a further similarity, both U.S. and Canadian standards for recording stock-based compensation permit the Company to adopt a fair value methodology on a prospective basis, and this has been the approach followed herein.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP (continued)

f)

Stockholders= Equity (continued)

 i)

Common Stock (continued)

In accordance with the mandatory SFAS 123 disclosure standard, the following table discloses the pro-forma effect of accounting for stock-based compensation under SFAS 123 on net loss and net loss per share under U.S. GAAP for 2001:

Year Ended December 31, 2001
$

Net loss under U.S. GAAP - per note 14(b)	(503,661)
Pro-forma effect of following SFAS 123	(72,087)
Pro-forma net loss following SFAS 123	(575,748)
Weighted-average number of shares under U.S. GAAP - per note 14(g)	8,460,799)
Pro-forma loss per share following SFAS 123	$ (0.07)

ii)

Stock Options

SFAS 123 also requires the following disclosure of the changes in the Company=s outstanding stock options for the 2003, 2002, and 2001 fiscal years.  Refer to note 6(c) for this disclosure applicable to 2003 and 2002, which is for both years consistent with Canadian GAAP in this area.

	2001
	Number of Shares	Weighted Average Exercise Price Cdn$
Fixed options
Outstanding and exercisable at beginning of year	679,000)	0.25
Granted	492,000)	0.23
Exercised	(363,000)	0.25
Cancelled	(14,000)	0.25
Outstanding and exercisable at end of fiscal year	794,000)	0.25

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP (continued)

g)

Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

The following is a reconciliation of the denominators and the basic and diluted loss per share calculations under U.S. GAAP:

	December 31,
	2003 $	2002 $	2001 $
Numerator: Net loss for the year under U.S. GAAP (per note 14 (b))	(2,528,962)	(1,715,273)	(503,661)
Denominator: Weighted-average number of shares under Canadian GAAP	28,013,160)	17,581,592	9,210,799)
Adjustment required under U.S. GAAP (escrow shares)	(375,000)	(750,000)	(750,000)
Weighted-average number of shares under U.S. GAAP	27,638,160)	16,831,592	8,460,799)
Basic and diluted loss per share under U.S. GAAP	$ (0.09)	$ (0.10)	$ (0.06)

a)

Foreign Currency Accounting

The Company’s primary functional currencies are the Canadian dollar and the Peruvian new sole.  Year or period-end monetary assets and liabilities resulting from Canadian dollar-denominated transactions are recorded in U.S. dollars utilizing year or period-end rates, while transactions involving income and expense accounts are recorded using the average rates in effect during the period or year.  Under U.S. GAAP, gains and losses arising from foreign currency transactions are included in current operations, while such items arising from the translations of non-U.S. dollar-denominated balances are separately disclosed on a current basis and are included, on a cumulative basis, as a separate component of Stockholders’ Equity.  Under Canadian GAAP, all such current exchange gains and losses involving integrated foreign operations are included in current operations.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

 PRINCIPLES (GAAP) (continued)

Financial statements line items would be impacted from the adoption of U.S. GAAP standards applicable to foreign currency accounting, as follows: (i) and (j)*

b)

Comprehensive Income

	2003 $	2002 $	2001 $
Comprehensive income under Canadian GAAP	-)	-)	-)
Net loss under U.S. GAAP (per note 14 (b))	(2,528,962)	(1,715,273)	(503,661)
Other comprehensive income (loss) under U.S. GAAP	25,141)	(4,898)	(4,277)
Comprehensive loss under U.S. GAAP	(2,503,821)	(1,720,171)	(507,938)

c)

Stockholders’ Equity

Accumulated other comprehensive loss under Canadian GAAP	-)	-)	-)
Other comprehensive loss under U.S. GAAP – 2000	(2,388)	(2,388)	(2,388)
Other comprehensive loss under U.S. GAAP – 2001	(4,277)	(4,277)	(4,277)
Other comprehensive loss under U.S. GAAP – 2002	(4,898)	(4,898)	n/a)
Other comprehensive income under U.S. GAAP – 2003	25,141)	n/a)	n/a)
Accumulated other comprehensive income (loss)under U.S. GAAP	13,578)	(11,563)	(6,665)

* For purposes of convenience in connection with this pro-forma disclosure, U.S. GAAP standards in respect to foreign currency accounting have been applied prospectively as at January 1, 2000.

CANDENTE RESOURCE CORP.

Consolidated Financial Statements
June 30, 2004
(Stated in U.S. Dollars)

D E V I S S E R G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

NOTICE TO READER

We have compiled the consolidated balance sheet of Candente Resource Corp. as at June 30, 2004 and the consolidated statements of operations and deficit, and cash flows for the three month period ended June 30, 2004 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“ De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia August 18, 2004

CANDENTE RESOURCE CORP.
Consolidated Balance Sheets
As at
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

June 30,

December 31,

2004

2003 (audited)

A S S E T S

Current Assets Cash and cash equivalents	$ 2,643,695	$ 3,672,704
Amounts receivable	87,407	39,000
Subscriptions receivable	-	59,032
Prepaid expenses and deposits	152,649	123,009
Marketable securities	18,743	-
	2,902,494	3,893,745
Mineral properties (Note 6)	4,099,230	3,108,000
Equipment (Note 5)	151,414	92,266
	$ 7,153,138	$ 7,094,011
L I A B I L I T I E Current Liabilities Accounts payable and accrued liabilities	S $ 223,087	$ 45,566
Due to related parties (Note 4)	14,595	14,967
	237,682	60,533
S H A R E H O L D E R S’ Share capital (Note 3)	E Q U I T Y 9,359,913	8,933,796
Contributed surplus (Note 3c)	1,210,916	1,014,725
Deficit	(3,655,373)	(2,915,043)
	6,915,456	7,033,478
	$ 7,153,138	$ 7,094,011

Approved on behalf of the Board of Directors:

“Joanne Freeze”

“Peter de Visser”

CANDENTE RESOURCE CORP.

Consolidated Statements of Operations and Deficit
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
Expenses Amortization of equipment	$ 10,784	$ 1,830	$ 18,537	$ 3,855
Bank charges and interest	1,929	889	4,307	1,501
Corporate development	90,484	11,812	97,811	13,282
Foreign exchange loss	65,507	4,392	103,837	7,933
Interest income	(13,268)	(6,941)	(32,924)	(11,938)
International security	(5,670)	-	21,998	-
Investor relations	17,549	14,301	44,972	33,491
Legal, audit and accounting	21,055	13,551	38,672	26,415
Management and office salaries	23,663	21,855	49,795	35,355
Office, rent and miscellaneous	28,438	14,162	62,200	23,540
Promotion and travel	24,059	23,367	78,147	58,297
Regulatory and filing fees	5,199	11,511	17,296	21,055
Shareholder communications	23,945	4,754	37,245	6,694
Stock-based compensation expense (Note 3c)	-	-	196,191	-
Write-off of mineral properties	-	-	2,246	-
Loss for the period	(293,674)	(115,483)	(740,330)	(219,480)
Deficit, beginning of period	(3,361,699)	(1,417,542)	(2,915,043)	(1,313,545)
Deficit, end of period	$(3,655,373)	$(1,533,025)	$(3,655,373)	$(1,533,025)
Loss per share (Note 8)	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.01)
Weighted average number of shares outstanding	35,741,012	27,815,888	35,409,628	26,555,444

CANDENTE RESOURCE CORP.
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	For the three months ended June 30,		For the six months ended June 30,
	2004	2003	2004	2003
Cash provided by (used for): Operating Activities Loss for the period	$ (293,674)	$ (115,483)	$(740,330)	$(219,480)
Adjustment for items not involving cash: Amortization of equipment	10,784	1,830	18,537	3,855
Stock based compensation	-	-	196,191	-
Write-off of mineral properties	-	-	2,246	-
Changes in non-cash working capital items: Amounts receivable	(51,332)	14,429	(48,407)	4,518
Promissory notes receivable	-	-	-	39,300
Prepaid expenses and deposits	(18,995)	(2,594)	(29,640)	(13,929)
Short term investments	-	162	-	(14,108)
Accounts payable and accrued liabilities	141,097	3,467	177,521	(33,421)
Due to related parties	(10,645)	542	(372)	(2,855)
Funds used for operating activities	(222,765)	(97,647)	(424,254)	(236,120)
Investing Activities Acquisition of equipment	(43,985)	-	(77,685)	(2,860)
Mineral property exploration costs	(634,754)	(166,287)	(945,875)	(434,299)
Mineral property acquisition costs	(200,858)	(92,967)	(247,823)	(108,167)
Mineral property cost recoveries	152,994	-	186,484	-
Funds used for investing activities	(726,603)	(259,254)	(1,084,899)	(545,326)
Financing Activity Cash received for common shares issued	230,713	205,290	480,144	1,205,840
Net increase (decrease) in cash and cash equivalents	(718,655)	(151,611)	(1,029,099)	424,394
Cash and cash equivalents, beginning of period	3,362,350	1,257,711	3,672,704	681,706
Cash and cash equivalents, end of period	2,643,695	1,106,100	2,643,695	1,106,100

Supplemental disclosure of non-cash investing and financing activities:

During the period ended June 30, 2004, the Company issued 10,000 common shares (2003 - 165,000) at a deemed price of $5,005 (2003 - $83,020) for mineral properties.

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

Net

	Balance Expenditures December 31, (w/o or 2002 recovery)		Balance December 31,		Write off or Recovery	Balance June 30, 2004
			2003 Expenditures
PERU	$ $		$ $		$	$
El Tigre Property Acquisition costs	57,100	9,600	66,700	11,286	(24,107)	53,879
Deferred exploration costs: Assays	2,967	-	2,967	83	-	3,050
Equipment maintenance and rental	-	396	396	859	-	1,255
Field supplies and travel expenses	12,935	1,371	14,306	2,897	-	17,203
Field office and personnel	24,430	4,825	29,255	11,364	-	40,619
Geological and geophysical	56,604	-	56,604	21,659	(50,708)	27,555
Maps and publications	8,578	-	8,578	260	-	8,838
	162,614	16,192	178,806	48,408	(74,815)	152,399
Lunahuana Property Acquisition costs	59,100	12,395	71,495	16,687	-	88,182
Deferred exploration costs: Assays	8,284	116	8,400	597	-	8,997
Equipment maintenance and rental	-	2,717	2,717	336	-	3,053
Field supplies and travel expenses	22,040	1,130	23,170	1,042	-	24,212
Field office and personnel	33,443	10,123	43,566	11,688	-	55,254
Geological and geophysical	99,773	2,549	102,322	6,082	-	108,404
Maps and publications	5,368	-	5,368	299	-	5,667
	228,008	29,030	257,038	36,731	-	293,769
Las Sorpresas Property Acquisition costs	54,465	8,474	62,939	9,467	(24,107)	48,299
Deferred exploration costs: Assays	4,371	-	4,371	-	-	4,371
Equipment maintenance and rental	-	-	-	1,244	-	1,244
Field supplies and travel expenses	-	199	199	991	-	1,190
Field office and personnel	17,024	3,728	20,752	9,168	-	29,920
Geological and geophysical	9,744	278	10,022	7,943	-	17,965
Maps and publications	-	-	-	207	-	207
	85,604	12,679	98,283	29,020	(24,107)	103,196
Picota Property Acquisition costs	30,506	9,450	39,956	13,234	-	53,190
Deferred exploration costs: Assays	4,714	-	4,714	-	-	4,714
Equipment maintenance and rental	3,528	2,858	6,386	151	-	6,537
Field supplies and travel expenses	11,570	-	11,570	629	-	12,199
Field office and personnel	13,709	5,102	18,811	7,182	-	25,993
Geological and geophysical	38,527	-	38,527	3,268	-	41,795
Maps and publications	2,616	-	2,616	653	-	3,269
	105,170	17,410	122,580	25,117	-	147,697

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

	Net Balance Expenditures December 31, (w/o or 2002 recovery)		Balance December 31, 2003	Write off or Expenditures Recovery	Balance June 30, 2004
	$ $		$	$ $	$
Pamel Property Acquisition costs	58,240	14,114	72,354	13,514 -	85,868
Deferred exploration costs: Assays	26,037	-	26,037	- -	26,037
Equipment maintenance and rental	42,782	-	42,782	1,267 -	44,049
Field supplies and travel expenses	23,639	-	23,639	975 -	24,614
Field office and personnel	93,950	5,906	99,856	8,361 -	108,217
Geological and geophysical	114,936	-	114,936	3,782 -	118,718
Maps and publications	9,754	136	9,890	271 -	10,161
Options payments received	(145,000)	-	(145,000)	- -	(145,000)
	224,338	20,156	244,494	28,170 -	272,664
Las Brujas Property Acquisition costs	10,801	3,000	13,801	3,000 -	16,801
Deferred exploration costs:	2,570	-	2,570	- -	2,570
Assays
Equipment maintenance and rental	-	-	-	93 -	93
Field supplies and travel expenses	6,137	352	6,489	1,244 -	7,733
Field office and personnel	12,783	5,074	17,857	8,900 -	26,757
Geological and geophysical	13,647	562	14,209	2,000 -	16,209
Maps and publications	2,277	-	2,277	133 -	2,410
	48,215	8,988	57,203	15,370 -	72,573
Canariaco Property Acquisition costs	89,750	10,768	100,518	19,775 -	120,293
Deferred exploration costs:	-	355	355	3,398 -	3,753
Assays
Equipment maintenance and rental	-	756	756	23,008 -	23,764
Field supplies and travel expenses	4,207	1,440	5,647	5,317 -	10,964
Field office and personnel	21,843	32,165	54,008	26,530 -	80,538
Geological and geophysical	55,644	660	56,304	66,760 -	123,064
Maps and publications	3,114	7	3,121	500 -	3,621
	174,558	46,151	220,709	145,288 -	365,997

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

	Balance December 31, 2002	Net Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance June 30, 2004

Alto Dorado/Toril Property

Acquisition costs

Deferred exploration costs:

Assays

Equipment maintenance and rental

Field supplies, camp and travel

Field office and personnel

Geological and geophysical

Maps and publications

	$ 66,077 3,497 1,546 2,089 5,108 23,506 3,908	$ 16,400 12,670 25,968 34,382 145,580 45,262 10,515	$ 82,477 16,167 27,514 36,471 150,688 68,768 14,423	$ 25,330 5,665 17,984 49,644 152,818 197,830 7,936	$ - - - - - - -	$ 107,807 21,832 45,498 86,115 303,506 266,598 22,359
	105,731	290,777	396,508	457,207	-	853,715

Other Properties

Acquisition costs

Deferred exploration costs:

Assays

Equipment maintenance and rental

Field supplies and travel expenses

Field office and personnel

Geological and geophysical

Maps and publications

Option payments received

Write-down for impairment of

properties value

	102,263 17,239 18,573 42,139 66,880 101,316 17,032 (10,000) (25,000)	23,635 25,338 8,921 16,119 63,735 25,115 11,073 - -	125,898 42,577 27,494 58,258 130,615 126,431 28,105 (10,000) (25,000)	101,684 6,106 1,184 8,267 6,948 10,696 2,654 - -	- - - - - - - - -	227,582 48,683 28,678 66,525 137,563 137,127 30,759 (10,000) (25,000)
	330,442	173,936	504,378	137,539	-	641,917
Peru - Total	1,464,680	615,319	2,079,999	922,850	(98,922)	2,903,927

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)
(unaudited - See Notice to Reader)

	Balance December 31, 2002	Net Expenditures (w/o or recovery)	Balance December 31,	Write off or	Balance June 30, 2004
			2003 Expenditures Recovery
	$	$	$ $	$	$
CANADA (NEWFOUNDLAND) Linear Property Acquisition costs	20,345	40,293	60,638	21,247 -	81,885
Deferred exploration costs: Assays	10,903	(6,574)	4,329	291 -	4,620
Drilling	-	50,281	50,281	- -	50,281
Equipment maintenance and rental	4,608	2,372	6,980	918 -	7,898
Field supplies and travel expenses	22,001	23,290	45,291	2,000 -	47,291
Field office and personnel	24,668	2,591	27,259	1,709 -	28,968
Geological consulting	73,389	69,214	142,603	4,766 -	147,369
Maps and publications	1,228	354	1,582	6 -	1,588
Telecommunications	555	1,356	1,911	48 -	1,959
	157,697	183,177	340,874	30,985 -	371,859
Island Pond Property Acquisition costs	14,250	16,575	30,825	- -	30,825
Deferred exploration costs:	271	14	285	- -	285
Assays
Drilling	69,011	1,264	70,275	- -	70,275
Equipment maintenance and rental	925	113	1,038	83 -	1,121
Field supplies and travel expenses	1,663	(1,441)	222	149 -	371
Field office and personnel	197	115	312	137 -	449
Geological consulting	6,942	3,043	9,985	1,275 -	11,260
Maps and publications	331	74	405	- -	405
Telecommunications	-	50	50	25 -	75
	93,590	19,807	113,397	1,669 -	115,066

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

Net

Balance December 31, 2002		Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance June 30, 2004
$		$	$	$	$	$
Virgin Arm Property Acquisition costs	3,400	(3,284)	116	-	-	116
Deferred exploration costs: Assays	2,610	1,143	3,753	8	-	3,761
Equipment maintenance and rental	2,806	944	3,750	83	-	3,833
Field supplies and travel expenses	6,571	4,438	11,009	62	-	11,071
Field office and personnel	14,255	1,572	15,827	112	-	15,939
Geological consulting	51,704	20,958	72,662	1,205	-	73,867
Maps and publications	72	30	102	-	-	102
Telecommunications	378	365	743	9	-	752
	81,796	26,166	107,962	1,479	-	109,441
Staghorn Property Acquisition costs	12,736	62,345	75,081	4,019	(37,723)	41,377
Exploration bonds	-	-	-	16,135	-	16,135
Deferred exploration costs: Assays	813	2,556	3,369	1,605	-	4,974
Equipment maintenance and rental	-	2,108	2,108	5,475	-	7,583
Field supplies and travel expenses	1,072	9,411	10,483	4,474	-	14,957
Field office and personnel	-	2,696	2,696	5,556	-	8,252
Geological consulting	6,482	42,461	48,943	70,174	(52,715)	66,402
Maps and publications	-	260	260	23	-	283
Telecommunications	-	838	838	253	-	1,091
	21,103	122,675	143,778	107,714	(90,438)	161,054
Duder Property Acquisition costs	-	-	-	13,026	-	13,026
Exploration bonds	-	-	-	13,479	-	13,479
Deferred exploration costs: Assays	-	1,999	1,999	30	-	2,029
Equipment maintenance and rental	-	883	883	789	-	1,672
Field supplies and travel expenses	-	2,947	2,947	848	-	3,795
Field office and personnel	-	896	896	1,779	-	2,675
Geological consulting	-	29,934	29,934	10,345	-	40,279
Maps and publications	-	2	2	1	-	3
Telecommunications	-	390	390	132	-	522
	-	37,051	37,051	40,429	-	77,480

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the periods ended,
(Stated in U.S. Dollars)

(unaudited - See Notice to Reader)

Net

	Balance December 31, 2002	Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance June 30, 2004
	$	$	$	$	$	$
Paul’s Pond Property Acquisition costs	6,368	29,479	35,847	560	-	36,407
Deferred exploration costs: Assays	612	361	973	115	-	1,088
Drilling	-	-	-	5,898	-	5,898
Equipment maintenance and rental	-	343	343	1,256	-	1,599
Field supplies and travel expenses	419	1,269	1,688	1,345	-	3,033
Field office and personnel	-	419	419	1,590	-	2,009
Geological consulting	-	32,138	32,138	16,380	(6,938)	41,580
Maps and publications	-	17	17	7	-	24
Telecommunications	-	151	151	157	-	308
	7,399	64,177	71,576	27,308	(6,938)	91,946
Eastern Pond Property Acquisition costs	16,040	(16,040)	-	-	-	-
Exploration bonds	-	-	-	14,144	-	14,144
Deferred exploration costs: Assays	638	(638)	-	-	-	-
Equipment maintenance and rental	1,674	(1,674)	-	1,132	(1,019)	113
Field supplies and travel expenses	2,362	(2,362)	-	483	(281)	202
Field office and personnel	-	-	-	1,274	(696)	578
Geological consulting	11,347	(11,347)	-	14,847	(8,585)	6,262
Telecommunications	146	(146)	-	64	(30)	34
	32,207	(32,207)	-	31,944	(10,611)	21,333
Other Properties Acquisition costs	111,396	(39,759)	71,637	-	-	71,637
Exploration bonds	-	-	-	24,912	-	24,912
Deferred exploration costs: Assays	18,402	(10,002)	8,400	66	(66)	8,400
Equipment maintenance and rental	12,957	(5,069)	7,888	-	-	7,888
Field supplies and travel expenses	29,568	(289)	29,279	740	-	30,019
Field office and personnel	30,755	(15,420)	15,335	295	(294)	15,336
Geological consulting	103,867	(25,658)	78,209	8,185	(204)	86,190
Maps and publications	954	(94)	860	-	-	860
Telecommunications	14,165	(12,410)	1,755	127	-	1,882
	322,064	(108,701)	213,363	34,325	(564)	247,124
Canada Total	715,856	312,145	1,028,001	275,853	(108,551)	1,195,303
Mineral Properties	2,180,536	927,464	3,108,000	1,198,703	(207,473)	4,099,230

CANDENTE RESOURCE CORP.
Notes to Consolidated Financial Statements
June 30, 2004
(Unaudited - See Notice to Reader)
(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its activity is the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves , the ability of the Company to complete the exploration and development of the properties, and upon future profitable productions or proceeds from the disposition thereof. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

The Company has a net working capital balance of $2,664,812 as at June 30, 2004 (December 31, 2003 - $3,833,212).

2.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements dated December 31, 2003, both of which were prepared in accordance with the Canadian Generally Accepted Accounting Principles. The results for the three month period ended June 30, 2004 are stated utilizing the same accounting policies and methods of application as the most recent annual consolidated financial statements.

3.

SHARE CAPITAL AND RELATED INFORMATION

a)

Authorized: Unlimited number of common shares without par value

b)

Issued

	June 30, 2004		(unaudited) December 31, 2003
	Number of Shares	$	Number of Shares	$
Balance, beginning of period/year	34,387,454	8,933,796	23,333,803	4,204,815
Private Placements	-	-	5,908,333	3,638,105
Stock options	270,500	47,819	976,566	166,286
Warrants	1,394,750	373,293	3,902,752	774,533
Mineral Properties	10,000	5,005	266,000	150,057
Balance, end of period/year	36,062,704	9,359,913	34,387,454	8,933,796

c)   Share purchase options

	Options	Weighted-Average Exercise Price ($CDN)	Expiry Date Range
Outstanding & exercisable at December 31, 2003	3,296,250	0.52	May 15, 2005 – October 31, 2008
Granted	600,000	0.80	March 2, 2009
Exercised	(270,500)	0.24	April 23, 2007 – February 4, 2008
Cancelled	(267,500)	0.35	June 12, 2006 – February 4, 2008
Outstanding & exercisable at June 30, 2004	3,358,250	0.70	May 15, 2005 – March 2, 2009

3. SHARE CAPITAL AND RELATED INFORMATION (continued)

During the six months ended June 30, 2004, the Company recorded stock-based compensation expense of US$196,191.

The fair value of options included in the expense recorded in the current year has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.45%; an expected life of 5 years; an expected volatility of 33%; and no expectation for the payment of dividends.

a)

Share Purchase Warrants Outstanding

Number of Warrants	Exercise Price ($ Cdn)	Expiry Date
305,000	0.60	August 19, 2004
850,000	1.10	February 21, 2005
312,500	1.00	October 21, 2005
2,000,000	1.50	June 10, 2005
125,000	1.65	June 30, 2005
3,592,500	Weighted-average exercise price Cdn $1.15

b)

The Company has issued 375,000 shares which are held in escrow, their release being subject to regulatory acceptance.

4.

RELATED PARTY TRANSACTIONS

Three directors of the Company were paid $6,930 in 2004 (2003 - $6,930) for management fees, $52,645 (2003 - $52,645) for geological consulting services, and $7,365 for accounting services, and at June 30, 2004 were owed $14,595 (2003 - $7,210).

5.

EQUIPMENT

			Net Book Value
	Cost	Accumulated Amortization	June 30, 2004	(unaudited) December 31 2003
Office furniture and equipment	$ 22,528	$ 6,380	$ 16,148	$ 12,931
Computer equipment	31,611	10,971	20,640	18,314
Security equipment	13,037	435	12,602	-
Truck	11,586	5,381	6,205	7,300
Canada subtotal	78,762	23,167	55,595	38,545
Exploration equipment (Peru)	133,552	37,733	95,819	53,721
	$ 212,314	$ 60,900	$ 151,414	$ 92,266

6. MINERAL PROPERTY AGREEMENTS DURING THE SIX MONTH PERIOD ENDED JUNE 30, 2004

C The Company entered into a Strategic Partnership agreement with Goldcorp Inc. to conduct exploration in Newfoundland. Goldcorp Inc. can earn up to a 70% interest in the Company’s Staghorn and Linear gold properties by paying all costs up to and including a bankable feasability study, and also has a right of first offer on all other properties in Newfoundland.

C The Company entered into an option agreement with Orex Ventures Inc. (“Orex”), whereby Orex can earn a 51% interest in the El Tigre and one other gold property in Peru by spending US$2,500,000 on each property over 3.5 years and issuing to the Company 250,000 shares by January 31, 2008. The Company remains the operator of the exploration program for the period of the agreement and US$30,000 in option payments , 100,000 common shares of Orex, and US$50,000 in exploration advances were received during the current interim period.

7.	SEGMENTED INFORMATION
		June 30, 2004	(unaudited) December 31, 2003
Assets by geographic segment: Canada		$ 3,844,438	$ 4,757,688
Peru		3,308,700	2,336,323
		$ 7,153,138	$ 7,094,011

8. SUBSEQUENT EVENTS

In addition to items mentioned elsewhere in the notes, the following occurred subsequent to June 30, 2004:

10,000 common shares were issued at the exercise of stock options.

111,000 stock options exercisable at $0.70 for a period of five years were granted to employees and consultants.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corp.

Registrant

Dated: August 23, 2004                Signed: /s/ Joanne Freeze

                                                                      Joanne Freeze,

                                                                      President, CEO and Director

#