Form 20-F
period 2004-12-31
CANADENTE RESOURCE CORP
filed 2005-06-17
CIK 1163583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

__   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

      EXCHANGE ACT OF 1934

OR

_X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

       ACT OF 1934 For the fiscal year ended December 31, 2004.

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

36,268,954

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

Index to Exhibits on Page 115

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

Chalcocite – One of the most important ore minerals for copper; it is easily leachable.

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

Mineralization – The later introduction of minerals, which may have an economic value.

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

Porphyry copper-gold - A deposit of disseminated copper and/or gold minerals in or around a large body of intrusive rock.

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

Silicification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

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

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
Joanne Constance Freeze	President, Chief Executive Officer and Director	200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6

Ing. Fredy Jose Huanqui Guerra	VP Exploration Latin America and Director	Calle Teruel 186 Miraflores Lima 18, Peru

Peter Johan Adrian de Visser, C.A.	Chief Financial Officer and Director	Suite 401-905 West Pender Street Vancouver, B.C. Canada V6C 1L6

Larry Kornze	Director of Business Development and Director	290 S. Cooksom Place Eagle, Idaho U.S.A. 83616

Michael Casselman, P. Geo	General Manager Exploration and Director	200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6

James Alexander Currie	Director	2077 Essex Drive Abbotsford, B.C. Canada V2S 7R8

Peter Megaw	Director	5800 N. Camino Escalante Tucson, Arizona U.S.A. 85718

Maria Eugenia Montagne	Corporate Secretary/Treasurer	200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6

The Company’s auditor from inception to 2003 had been Beauchamp and Company, Chartered Accountants, #205 – 788 Beatty Street, Vancouver, British Columbia, V6B 2M1.  The Company’s current auditor is Staley, Okada & Partners, Chartered Accountants, 3rd Floor, 10190 152 A St., Surrey, British Columbia, V3R 1J7.

The Company’s legal advisor is Boughton Peterson Yang Anderson Law Corporation (Boughton Law Corporation as of April 1, 2005), Suite 1000, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2004, 2003, and 2002, was derived from the financial statements of the Company which were audited by Staley, Okada & Partners, Chartered Accountants in 2004 and by Beauchamp & Company, Chartered Accountants in 2003 and 2002, independent auditors, as indicated in their report which is included elsewhere in this Annual Report.

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

Table No. 2

Selected Financial Data

(US$ in 000, except per share data)

	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00

Interest Income	$51	$26	$11	$0.8	$8.1
Net Income(Loss)Cdn. GAAP	($1,557)	($1,601)	($437)	($448)	($160.7)
Earnings(Loss) Per Share Cdn GAAP	($0.04)	($0.06)	($0.02)	($0.05)	($0.03)

Net Income(Loss)US GAAP	($3,650)	($2,528)	($1,715)	($503)	($420.2)
Earnings (Loss) Per Share US GAAP	($0.10)	($0.09)	($0.10)	($0.07)	($0.08)

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0
Wtd.Avg.No.Shares US GAAP	35,764	27,638	16,831	7,678	5,427
Wtd.Avg.No.Shares Cdn GAAP	35,764	28,013	17,581	9,210	6,177

Working Capital	$823	$3,755	$677	$267	$89.8
Mineral Properties Cdn GAAP	$4,978	$3,108	$2,180	$902	$848
Mineral Properties US GAAP	$0	$0	$0	$0	$0
Long Term Debt Cdn GAAP	$0	$0	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$6,202	$7,033	$2,891	$1,173	$942.3
Shareholders’ Equity US GAAP		$3,925	$710	($143)	($689.8)
Total Assets (Cdn GAAP)	$6,622	$7,094	$2,984	$$1,193	$979.4
Total Assets (US GAAP)	$1,644	$3,986	$803	$290	$131.4

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.  References in this document to “$” and “US$” refer to US dollars, unless otherwise specified; references to “CDN$” refer to Canadian dollars.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent fiscal periods ended December 31, 2004; the average rates for the periods; and the range of high and low rates for the periods.

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

Table No. 3

Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/04	$1.30	$1.40	$1.18	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44

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

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding As of April 21, 2005	Amount Outstanding As of May 20, 2005

Common Shares, no par value	Unlimited without par value	36,268,954	43,718,954

Preferred Shares	None	None	None

Common Share Options		4,071,250 Options	4,071,250 Options

Common Share Warrants		2,437,500 Warrants	2,437,500 Warrants

Long Term Debt		None	None

NOTE:  2,000,000 SERIES 2003C/12 WARRANTS EXERCISABLE @ $1.50 WILL EXPIRE JUNE 10, 2005

Risk Factors

Cumulative Unsuccessful Exploration Efforts By Candente Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Candente in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Candente having to cease operations.

Candente Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Issuer Could Have to Cease Operations:

The properties in which Candente has an interest or the concessions in which it has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Candente does not ultimately find a body of ore, it would have to cease operations.

Mineral Prices May Not Support Corporate Profit for Candente:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, Candente could have to cease operations.

Candente Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage to the end of the latest fiscal year, according to U.S. Gaap, is ($9,686,713). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Candente currently has 4 , 071 ,250 share purchase options outstanding and 2 , 437 ,500 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 43,718,954 (as of May 20 , 200 5 ) to 50,227,704.   This represents an increase of 15 % in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Candente to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various U.S. and Peruvian federal and state governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Candente to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Candente Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Candente may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Issuer’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Candente to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Candente and Shareholders Could Find It Difficult to Sell Their Stock:

The Issuer’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Issuer’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

The Company Has a Dependence on Certain Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel, particularly that of its President & CEO, Joanne Freeze, its VP Exploration Latin America, Ing. Fredy Jose Huanqui Guerra, and its GM Exploration, Michael Casselman.  There is little possibility that this dependence will decrease in the near term. The Company maintains no management agreement with any of its personnel, nor does the Company carry “Key Man” life insurance.  The loss of any of its management would have a negative effect on the Company’s operations.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Candente’s Stockholders

Because the success of Candente is highly dependent upon its respective employees, the Issuer has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 4 , 07 1,250 share purchase options outstanding, which, if exercised, would result in an additional 4 , 071 , 250 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Candente Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Candente.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act .  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada or Peru .  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a)

where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b)

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c)

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e)

the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f)

the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g)

there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Candente is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Candente Resource Corp. (hereinafter also referred to as the "Registrant" or the "Company") is a Canadian mineral resources exploration company.  The Company currently has interests in mineral exploration properties in Peru and Newfoundland, Canada.

Presently, the Company is in the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties until further exploration work is done and a comprehensive economic evaluation based upon that work is concluded.  An independent, preliminary inferred mineral resource estimate was completed on the Cañariaco Norte zone of the Cañariaco property.  Contained metal in the resource equals 1,035 million pounds of copper and 243,000 ounces of gold. The surface expression of the preliminary resource is approximately 14 hectares, or less than 15% of the surface expression of known copper mineralization in the Norte Zone.

The Company’s head office is located at #200-905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6. Candente’s registered and records office is located at 1000-595 Burrard Street, Vancouver, British Columbia V7X 1S8. The telephone number is (604) 687-6789 and the facsimile number is (604) 683-5317. The Company also maintains a website at www.candente.com. The Company’s contact person is Joanne Freeze, President.

The Company has an unlimited number of shares without par value. All shares of the Company rank equally as to voting, and there are no special preference, conversion or redemption rights attached to any of the shares of the Company.  As of 12/31/04, the end of the Company’s most recent fiscal year, there were 36,212,704 shares of common stock outstanding.

The Company's common stock trades on the Toronto Stock Exchange under the symbol "DNT".

Corporate Background

Incorporation Data

The Company was incorporated under the laws of British Columbia, Canada on May 1, 1997. The Company conducted it Initial Public Offering in Canada only and shares of the Company began trading on the Canadian Venture Exchange (now the TSX Venture Exchange) on May 15, 2000.  On September 27, 2002, the Company continued into the federal jurisdiction of Canada under the Canada Business Corporations Act.  On November 18, 2004 the Company was listed on the Toronto Stock Exchange.

The Company has five wholly owned subsidiaries:

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

d.

Exploraciones Milenio S.A. (Peru), incorporated in the Republic of Peru on August 18, 1999 All of the shares are indirectly owned by the Company through Candente Copper (BVI) Corp.

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

Between June of 1997 and June of 1999, the Company acquired approximately 44,425 hectares of mineral claims in the Republic of Peru by direct application (staking).  During the same period the Company complete geochemical and geological surveys on several of the claims and determined that some of the claims did not warrant further work.  Certain claims (17,800 hectares) were abandoned on June 30, 1999.  On June 29, 1999 the Company entered into an agreement with Britannia Gold Corp and its wholly-owned subsidiary, Minera Britannia Gold S.A. whereby the Company acquired an option to acquire a 50% interest in the Las Sorpresas, El Tigre and Lunahuana properties.

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

In February 2002, the Company completed the private placement of 4,869,002 units consisting of one common share and one common share purchase warrant for Cdn$0.15 per unit. The Warrants were exercisable at Cdn$0.20 until January 31, 2003 and at Cdn$0.25 from February 1, 2003 until January 31, 2004. An additional 75,167 warrants were issued to the placement agents. Net proceeds from the placement was Cdn$730,350.

In April 2002, the Company agreed to an option to purchase the Linear Property in Newfoundland, Canada. The Company can acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments of Cdn$171,000, issuing 300,000 common shares and spending Cdn$1,000,000 in exploration expenditures, all over five years from the agreement date.

In May 2002, the Company closed the private placement of 2,850,000 units at Cnd$0.35 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant. Each full warrant was exercisable into a common share at a price of Cdn$0.44 until May 16, 2003 and at Cdn$0.49 from May 17, 2003 until May 16, 2004. 2,330,000 of the units were flow through units. The Company also issued 43,000 common shares at a deemed price of Cdn$0.34 and 25,000 warrants as a finders fee. Total proceeds to the Company were $636,490.

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

In June 2002, the Company entered into an option to purchase a 100% interest in the Eastern Pond Property in Newfoundland. The Company could earn a 100% interest, subject to a 2.5% NSR, by making cash payments totaling Cdn$139,240, issuing a total of 228,000 common shares and making Cdn$756,600 in exploration expenditures, all over a five year period.  Due to the results not warranting further work, the agreement has been terminated.

In July 2002, the Company reached an agreement with Cornerstone Resources to acquire interests in two properties in Newfoundland. The Company could earn an initial 51% interest in the Island Pond property by paying Cornerstone Cdn$115,000 in cash, issuing 115,000 shares and spending $1,500,000 on exploration, all over 4 years. The Company could increase its interest in the property to 61% by funding a bankable feasibility study and to 75% by arranging mine financing. For the Paul’s Pond property, the Company could earn an initial 51% interest by paying Cornerstone $90,000, issuing 90,000 common shares and spending $1,000,000 on exploration, all over 4 years. The Company could increase its interest to 61% by funding a bankable feasibility study and to 75% by arranging mine financing.  Due to the results not warranting further work, the agreement has been terminated.

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

In September 2002, the Company entered into an agreement to earn a 100% interest in the Jackson’s Arm property, subject to a 2.5% NSR, by making cash payments of Cdn$97,360, issuing 232,000 common shares and spending $756,000 in exploration, all over 5.3 years.  Due to the results not warranting further work, the agreement has been terminated.

In December 2002, the Company entered into several agreements covering additional exploration properties in Newfoundland. The Company entered into an agreement to acquire a 100% interest in the Staghorn property (formerly known as the Flamingo and Woods Lake properties) by making cash payments of Cdn$100,920, issuing 120,000 common shares and spending Cdn$500,000 on exploration, all over 4 years. For the Weirs Pond and Radio Range properties, the Company can earn a 100% interest by making payments of Cdn$55,000, issuing 100,000 common shares and expending Cdn$200,000, for each property separately over 4.5 years. Both Weirs Pond and Radio Range are subject to a 2.5% NSR and due to the results not warranting further work, the agreements on Weirs Pond and Radio Range have been terminated.

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

Also in March 2004, the Company entered into two option agreements with Orex Ventures, an arms-length public company traded on the TSX Venture Exchange, where Orex can earn a 51% interest in two of the Company’s properties El Tigre and Las Sorpresas in Peru by incurring exploration expenditures totaling US$2.5 million over 3.5 years on each property as well as paying Candente US$15,000 cash and issuing 250,000 common shares with respect to each property by January 31, 2008. The agreements are subject to the approval of the TSX Venture Exchange.

During March 2004 Candente, thru its Peruvian subsidiary, Exploraciones Milenio S.A. was engaged in the bulk sampling of copper mineralization on the Canariaco property, in Northern Peru. Leachable copper (chalcocite) was identified in outcrop at several locations over a lateral extent of approximately 600 metres.

Mapping, prospecting, bulk sampling and geophysical surveys continued on the Canariaco property by Exploraciones Milenio S.A. and five bulk samples collected from outcrop were submitted to Kappes, Cassiday & Associates of Reno Nevada for assay, and for leaching, metallurgical and petrographic studies.

In April 2004 a new gold-silver target was identified by mapping and rock chip sampling within Candente’s Alto Dorado property. The new target identified mineralization in an extensive siliceous quartz stockwork zone.

In June 2004, Candente announced that it had entered into an option agreement to acquire the Duder Lake property located in Newfoundland.

Diamond drilling began on the Alto Dorado property in July of 2004. The drilling was carried out by Kluane Drilling located in Vancouver, B.C. Kluane Drilling used a portable drill rig that required no road building and resulted in minimal site disturbance. Eleven drill targets were delineated prior to this time by geological mapping, rock chip sampling, trenching and geophysical surveys.  Phase One of this work was completed in August 2004 with the drilling of nine holes covering 1050 meters. Results of this drilling were obtain in September 2004 and gold and copper mineralization was found in a porphyry body in the Ana-Olla zone.

Also in July 2004, Candente received approval and funding from its partner on the Staghorn property, Goldcorp Inc., to carry out a Phase I drilling program on this property in Newfoundland.

Exploration work continued throughout Fiscal 2004 at Candente’s Canariaco property and in September 2004 the Company reported excellent copper recovery results from the leach testing of bulk samples and the commencement of drilling at Canariaco Norte.  In November and December 2004, Candente reported the results from the twelve drill holes at Canariaco all of which indicated copper mineralization and prompted the Company to begin preparing a preliminary resource estimate for this property.

Exploration work began on the Las Sorpresas gold property in October 2004.  This work initially consisted of ground magnetics and Induced Polarization (IP) geophysical surveys. The geophysical surveys were part of a Phase I exploration program, which Orex (Candente’s partner on this property as disclosed above) is funding as part of their option to earn a 51% interest in the property from Candente. The Phase I program was planned to delineate drill targets by carrying out Mag and IP geophysical surveys, geological mapping, rock chip and soil sampling for a total estimated budget of US$250,000. Geophysical surveys and interpretations were being carried out by Quantec Geoscience of Santiago, Chile, and SJ Geophysics of Vancouver, B.C. The survey began adjacent to the Yanacocha property boundary and over previously mapped alteration zones and was expanded to cover the remainder of the property.

On November 18, 2004 the common shares of Candente began trading on the Toronto Stock Exchange.

During the first three months of Fiscal 2005, Candente continued exploration work on its properties in Newfoundland and Peru and completed an independent preliminary inferred resource estimate at Cañariaco Norte.

DESCRIPTION OF PROPERTY

Corporate Offices

The Company's executive offices are located in rented premises of approximately 3,600 square feet located at 200 and 210 - 905 West Pender Street, Vancouver B.C. V6C 1L6. The lease on both offices is through to June 2005. Monthly rent and taxes for the main suite of offices is CDN$2,624.62 per month, while the additional office is CDN$2306.39 per month. The space is considered adequate for the Company’s current and anticipated future needs.

In Lima Peru, the Company maintains an office in rental space of approximately 2594 square feet (241 square meters) located at Calle Teruel 186, Miraflores, Lima 18, Peru.  Rental costs, including taxes, are approximately US$1,800 per month.

The Company is currently exploring mineral properties in Peru and Newfoundland, Canada.

A General Discussion of the Political, Economic and Regulatory Climate in Peru

Peru is located in Western South America and is bordered by the Pacific Ocean on the west, Ecuador and Colombia on the north, Brazil and Bolivia on the east and Chile on the south. Land area totals 496,200 square miles, an area slightly smaller than the State of Alaska. Peru’s unit of currency is the Nuevo (New) Sol, which at current rates stands at about 3.25 per US$. Mining is one of the largest industries in Peru, with copper, gold and silver particularly important.

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

In Peru, the General Tax on Sales ("I.G.V.") is a levy paid on all sales of goods and services at the rate of 18% of the value of the sale and is paid by the recipient of the goods and services at the time of each transaction. This tax may be refunded as a fiscal credit against taxes payable on sales or provisions of services. Acquisitions and investments incurred by a mining company prior to the sale of minerals or properties, in the exploration stage may be accumulated as pre-operative expenses and deducted from taxes due once income is generated by operations. A company may only receive this fiscal credit in advance if it can be established with the government, a commitment of future sales and a minimum investment over US$2,000,000. The credit is personal and non-transferable other than in the case of a company's reorganization.

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

Within a Concession, there is an obligation to compensate landowners for the destruction or disturbance of their land. Mining Concession title gives one the right to exploit minerals within the Concession boundaries, although Exploration Concessions do not have to be converted to Mining Concessions before exploitation. To date, the Company has not caused any destruction of land.  Minor crop disturbances have not been compensated as the majority of the Company’s mineral exploration projects in Peru are not currently owned by individual landowners.  However, the Company has agreements with landowners regarding exploration at the Alto Dorado and Cañariaco Projects. The agreements call for a fixed payment for the use of the properties over a one year period and additional payments are made for occasional crop disturbances.  All expected costs are a component of the total estimated cost of the exploration program on the project.

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

Peruvian Properties

COLOMBIA
ECUADOR
Guayaquil
Amazon
BRASIL
PERU
Cañariaco
(Cu)
El Tigre
(Au)
Chiclayo
Picota
Las Brujas & Brujitas
(Au)
Cajamarca
Sorpresas
(Au)
Trujillo
Delicias & San Antonio
(Au)
Alto Dorado
(Au)
Pamel
(Au)
Lima
Lunahuaná
(Au-Cu)
LEGEND
Candente prospect
Towns
Capital city
Fredito
(Au)
Cuzco
Sharito
(Au)
Tres Marias &
San Francisco
(Au)
Dylan
(Au)
Samantha
(Au)
Lago Titicaca
La Paz
Millo
(Au)
Arequipa
El Volcán
(Au)
Isabelita
(Au)
200 km
PERU
Candente Resource Corp.
Cia. Minera Oro Candente S.A.
Candente Resource Corp.
Peru
Location of Properties

Cañariaco Project

The Canariaco Project is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Canariaco Project stemmed from earlier exploration work, as described below, that was done in the area.

Cañariaco is a 5,500 hectare porphyry copper project located in the Cajamarca District of northern Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Cañariaco Property to date. The Company has a 100% interest in the property.

684.000 E
688.000 E
692.000 E
696.000 E
N
9'328.000 N
9'324.000 N
9'320.000 N
CAÑARIACO F
CAÑARIACO A
CAÑARIACO B
CAÑARIACO E
CAÑARIACO C
CAÑARIACO D

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

CAÑARIACO

CAÑARIACO A

VERTICES	NORTE	ESTE
1	9'328.150.00	687.300.00
2	9'328.160.00	692.300.00
3	9'328.160.00	692.300.00
4	9'328.150.00	687.300.00

CAÑARIACO B

VERTICES	NORTE	ESTE
1	9'326,160.00	687,300.00
2	9'326.160.00	692.300.00
3	9'324.160.00	692.300.00
4	9'324.150.00	687.300.00

CAÑARIACO C

VERTICES	NORTE	ESTE
1	9'324,150.00	687,300.00
2	9'324,160.00	692,300.00
3	9'322,160.00	692,300.00
4	9'322,150.00	687,300.00

CAÑARIACO D

VERTICES	NORTE	ESTE
1	9'322,150.00	687.300.00
2	9'322,150.00	692,300.00
3	9'321.160.00	687.300.00
4	9'321.150.00	692.300.00

CAÑARIACO E

VERTICES	NORTE	ESTE
1	688000.0000	9328000.0000
2	688000.0000	9321000.0000
3	688000.0000	9321000.0000
4	688000.0000	9328000.0000

CAÑARIACO F

VERTICES	NORTE	ESTE
1	692000.0000	9329000.0000
2	692000.0000	9328000.0000
3	688000.0000	9328000.0000
4	688000.0000	9328000.0000
5	688000.0000	9328000.0000
6	686000.0000	9329000.0000

PROPIETARIO:	EXPLORACIONES MILENIO S.A.
HECTAREAS:	5,500 HECTAREAS
DEPARTAMENTO:	LAMBAYEQUE
DISTRITO:	CAÑARES
PROVINCIA:	FERREÑAFE
SUSTANCIAS:	METALICAS

EXPLORACIONES MILENIO S.A.

PROYECTO CAÑARIACO

Fecha: 2004

Escala: 1 : 100,000

How Acquired

The Company acquired the property through an auction process from Minero Peru in April, 2001. The government of Peru auctioned the right to explore the property under “Public Auction (Bid) PRI-51-2000, Private Investment Promotion – Mining Prospects”. The auction was held in Lima on February 14, 2001 and Candente was the sole bidder. Consideration was a one-time payment of $75,880.

To maintain the property in good standing, annual property payments of $17,500 commenced in June, 2002.

Location and Access

The property lies in the Canares District of Ferrenafe Province in Northern Peru about 100 km NE of the city of Chiclayo and 700 km NNW of Lima.

Access to the property is from Chiclayo along a paved road to Batan Grande and then via gravel road. Travel time to the property from Chiclayo averages 6 hours by four-wheel drive vehicle.  There is also a paved highway 12 km north of the property that could be connected to in future to provide better access the property.

The area is sparsely populated; however, a local labour force is readily available and favourable to exploration and development.  Elevations range from 2500 to 3200m above sea level.

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

At the conclusion of the preliminary work, Billiton drilled 7 holes of 1128.20 meters in total. 3 of the new holes were drilled at Cañariaco Norte, 3 at Cañariaco Sur and 1 hole at Quebrada Verde. The Cañariaco North program extended the area of known mineralization 500m further south than previously defined. Although the new Cañariaco Norte holes returned only near-economic grades of copper mineralization, Billiton did proceed with metallurgical test work, including diagnostic leach tests on 12 samples of core conducted by SGS in Santiago, Chile. The tests determined copper recoveries of 85-90% of material with a head grade of 0.78%. Billiton concluded the resource was potentially leachable.

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

Due to the rise in copper prices, the Company resumed work on the project during the first quarter of 2004.  Initial exploration comprised geological mapping, rock chip and bulk sampling, and a magnetics (geophysical) survey.  This exploration helped to delineate drill targets and from September to November 2004, 2648m of core was drilled in 12 holes which averaged 0.67% copper over 167m in the Norte Zone.

An independent preliminary inferred mineral resource estimate was completed on March 23rd, 2005 on the Cañariaco Norte Zone of the Cañariaco property.  This estimate is considered to be very preliminary as this resource makes up less than 15% of the volume of known mineralization.  The report estimates an inferred resource of 76.5 million tonnes grading 0.614% copper and 0.099 grams per tonne (gpt) gold at a cut-off grade of 0.30% copper.  Contained metal in the resource equals 1,035 million pounds of copper and 243,000 ounces of gold.

The surface expression of the preliminary resource is approximately 14 hectares, which is less than 15% of the surface expression of known copper mineralization (114 hectares) in the Norte Zone, as currently defined by 23 drill holes and surface copper showings.  This zone extends over a minimum length of 1.2 kilometres (km) and a minimum width of 1 km and remains open laterally.  In addition, several drill holes to date have ended in copper grades of 0.55% to 1.00% indicating that the deposit is also open to depth.

PRELIMINARY INFERRED RESOURCE

Cut-off Grade (% Cu)	Tonnes (Million)	Copper Grade (% Cu)	Gold Grade gpt	Contained Copper (Million lbs)	Contained Gold (Ounces)
0.5	58.5	0.672	0.104	866	195,000
0.4	71.0	0.634	0.101	992	230,000
0.3	76.5	0.614	0.099	1,035	243,000

Total silver content has not been estimated yet as analyses were not available for all of the holes.  The seven holes analysed to date show an average of 2.5 gpt silver.

The mineral resource estimate is based on assay results from 2891.4 metres of drill core from a total of 3451.4 drilled in 15 holes of which 12 were drilled by Candente in 2004 and 3 were drilled in 1973 and 1995 by Ingemmet and Placer Dome.  The Candente holes were drilled at 100 metre spacings.  The estimations for the preliminary resource were capped at a copper grade of 2.0% and a gold grade of 0.3 gpt.  Independent geologist James A. McCrea, P.Geo., and a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate dated March 23rd, 2005   The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101.  Mineral resources, which are not mineral reserves, have not demonstrated economic viability.  Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The NQ-size core from the 2004 drill program was cut in half with a diamond saw and sampled at two metre intervals on the property.  One half of the split core was collected by Candente's Peruvian geologists in accordance with industry standards and submitted to Actlabs in Lima, Peru for copper. Copper was analyzed by a four acid leach process on a 50 g split to give values for total copper, acid soluble copper, cyanide soluble copper and residual sulphide copper.  Pulps from some of the same samples were sent to Actlabs laboratory in Ancaster, Ontario, Canada and analysed for an additional 36 elements (including silver) using Inductively Coupled Plasma (ICP).  Gold analyses on all the holes were carried out by Actlabs, Lima using Fire Assay Fusion and Atomic Absorption method on a 50g split.  Five percent of all core samples were also sent to a second laboratory for check assays of total copper and total gold.  Quality Assurance and Quality Control (QA/QC), including the use of sample standards, blanks and duplicates as well as chain of custody was monitored by Candente.

The core from the 1973 drill program was collected along 2 metre lengths and analysed for copper and molybdenum.  The core sizes were NCD to 50 m depth, NXWL to 170 m depth and BXWL for the remainder of the hole.  A total of 66 composite geological samples were analysed for total copper, molybdenum, silver and gold.  The “frio de la dithizina-benceno” assay method (colorimetric analysis) was used.  Analyses were carried out by Plenge Laboratory in Lima and the laboratory of INGEMMET.  Candente cannot comment on the reliability of the sampling and analyses carried out, however, the fact that this INGEMMET hole (73-001) was twinned by Candente’s 04-008 hole and the results are very similar indicate that the data is reliable.

The core from Placer Dome’s 1995 drill program was sent to and analysed by SGS-XRAL labs in Lima for copper, gold and molybdenum. No specific information on how they handled the core is available, however data from professional geologists of large companies is considered to be of high quality.  In addition, Joanne Freeze has direct experience working with Placer Dome and believes that they would have had detailed QA/QC programs in place at Cañariaco.  These would have included the use of blanks, standards, and check assays.

Planned Work Program

The Company will continue with drilling in 2005.  The 2005 drill program, planned to commence in early May, will focus on expanding the resource at Cañariaco Norte.  The first target area will be the central to southern portion of the known deposit where chalcocite (leachable copper) dominates the copper mineralization.  Two other copper-gold porphyry targets on the property will also be investigated.  Environmental permitting is in progress, which will allow an additional 78 holes to be drilled on the property.

Alto Dorado Project

The Alto Dorado Project is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Alto Dorado Project stemmed from earlier exploration work, as described below, that was done in the area.

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
Sept. 21, 2003
N
9'084,000 N
9'080,000 N
9'076,000 N
9'072,000 N
TORIL V
TORIL III
TORIL I
ANA DE CHUCO
ANA DE CHUCO 3
TORIL VI
LUIS
TORIL VII
CARLOS II
TORIL IV
TORIL II
AMI

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 5,900.0 HECTAREAS
DEPARTAMENTO: LA LIBERTAD
DISTRITO: STGO. DE CHUCO
PROVINCIA: STGO. DE CHUCO
SUSTANCIAS: METALICAS

CIA. MINERA ORO CANDENTE S.A.	
PROSPECTOS ALTO DORADO y TORIL	
Fecha: June ,2003	
Escala: 1 : 100,000

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

TORIL I

VERTICES	ESTE	NORTE
1	809000.0	9083000.0
2	809000.0	9079000.0
3	807000.0	9079000.0
4	807000.0	9083000.0

TORIL II

VERTICES	ESTE	NORTE
1	807000.0	9074000.0
2	807000.0	9072000.0
3	806000.0	9072000.0
4	806000.0	9074000.0

CARLOS II

VERTICES	ESTE	NORTE
1	806000.0	9077000.0
2	806000.0	9072000.0
3	804000.0	9072000.0
4	804000.0	9077000.0

TORIL VI

VERTICES	ESTE	NORTE
1	811000.0	9083000.0
2	811000.0	9080000.0
3	810000.0	9080000.0
4	810000.0	9076000.0
5	809000.0	9076000.0
6	809000.0	9077000.0
7	808000.0	9077000.0
8	808000.0	9079000.0
9	809000.0	9079000.0
10	809000.0	9081000.0
11	810000.0	9081000.0
12	810000.0	9083000.0

TORIL III

VERTICES	ESTE	NORTE
1	806000.0	9084000.0
2	806000.0	9081000.0
3	805000.0	9081000.0
4	805000.0	9084000.0

TORIL IV

VERTICES	ESTE	NORTE
1	808000.0	9074000.0
2	808000.0	9072000.0
3	807000.0	9072000.0
4	807000.0	9074000.0

ANA DE CHUCO

VERTICES	ESTE	NORTE
1	805000.0	9082000.0
2	805000.0	9077000.0
3	803000.0	9077000.0
4	803000.0	9082000.0

LUIS

VERTICES	ESTE	NORTE
1	804000.0	9077000.0
2	804000.0	9076000.0
3	803000.0	9076000.0
4	803000.0	9077000.0

TORIL V

VERTICES	ESTE	NORTE
1	805000.0	9084000.0
2	805000.0	9082000.0
3	804000.0	9082000.0
4	804000.0	9083000.0
5	803000.0	9083000.0
6	803000.0	9084000.0

ANA DE CHUCO 3

VERTICES	ESTE	NORTE
1	807000.0	9081000.0
2	807000.0	9079000.0
3	805000.0	9079000.0
4	805000.0	9081000.0

TORIL VII

VERTICES	ESTE	NORTE
1	809000.0	9077000.0
2	809000.0	9076000.0
3	810000.0	9076000.0
4	810000.0	9075000.0
5	809000.0	9075000.0
6	809000.0	9072000.0
7	808000.0	9072000.0
8	808000.0	9077000.0

TORIL VIII

VERTICES	ESTE	NORTE
1	806000.0	9079000.0
2	806000.0	9078000.0
3	807000.0	9078000.0
4	807000.0	9077000.0
5	805000.0	9077000.0
6	805000.0	9079000.0

TORIL IX

VERTICES	ESTE	NORTE
1	807000.0	9077000.0
2	807000.0	9076000.0
3	808000.0	9076000.0
4	808000.0	9075000.0
5	806000.0	9075000.0
6	806000.0	9077000.0

TORIL X

VERTICES	ESTE	NORTE
1	808000.0	9075000.0
2	808000.0	9074000.0
3	806000.0	9074000.0
4	806000.0	9075000.0

How Acquired

The property consists of 14 contiguous claim blocks totaling approximately 6,700 hectares. The details of each claim are as follows:

Claim Name	Registration Date	Date of Grant	Claim Size

Ana de Chuco	09/29/97	02/27/98	1000
Ana de Chuco 3	01/11/00	04/17/00	400
Luis	11/06/97	02/23/98	100
Carlos II	09/29/97	12/30/97	1000
Toril I	09/02/02	04/29/03	800
Toril II	09/02/02	01/19/04	200
Toril III	09/18/02	03/11/04	300
Toril IV	09/18/02	04/21/03	200
Toril V	01/23/03	01/19/04	300
Toril VI	05/03/04	08/13/04	1000
Toril VII	06/05/03	10/27/04	600
Toril VIII	01/13/04	04/28/04	300
Toril IX	08/01/03	12/11/03	300
Toril X	08/01/03	12/11/03	200

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

During July and August 2004, the Company completed a Phase I drill program on the property consisting of 9 holes totaling 1,050 meters. 8 holes were drilled in the Toril high-sulphidation zone and 1 hole in the Ana-Olla porphyry gold-copper zone.  In the Toril Zone, gold grades ranging from 0.1 to 2.3 gpt were intersected in zones from 4m to 18m wide in vuggy silica and quartz-alunite alteration.  In the Ana-Olla Zone, alteration and mineralization typical of gold-copper porphyry deposits over a depth of 189m was intersected.  Gold (Au) and copper (Cu) levels ranging from 0.1 gpt to 1.2 gpt Au and 0.1% to 0.69% Cu occur in 100 of the 130 samples collected.  Following the completion of drilling on the Canariaco property, drilling will resume at Alto Dorado.

El Tigre Property

The El Tigre Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the El Tigre Property stemmed from earlier exploration work, as described below, that was done in the area.

El Tigre is an epithermal gold/silver exploration project located in Northern Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

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

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004 which will be used to delineate drill targets. The agreement has been approved by the TSX Venture Exchange.

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

Planned Work Program

Under the option agreement with Orex Ventures, Candente will carry out additional geophysical surveys, geological mapping and rock chip sampling to delineate drill targets on the project. There are currently no dates set for this work.

The Pamel Property

The Pamel Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Pamel Property stemmed from earlier exploration work, as described below, that was done in the area.

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

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 4,504.6003 HAS
DEPARTAMENTO: LIMA
PROVINCIA: CAJATAMBO
DISTRITO: CAUJUL
SUSTANCIAS: METALICAS

CIA.MINERA ORO CANDENTE S.A.

PROSPECTO PAMEL

Fecha:	Noviembre,2002	
Escala:	1 : 100,000

How acquired

The Pamel property consists of 7 claims of approximately 4,259 hectares which were acquired by staking. The details of each claim are listed below.

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size
Suro	09/10/97	02/06/98	800	800
Pamel 1	05/04/98	10/06/99	700	590
Pamel 2	05/04/98	05/28/99	1000	953
Pamel 3	05/04/98	09/07/99	525	525
Pamel 4	05/04/98	10/06/99	1000	641
Pamel 6	05/03/99	03/30/01	650	650
Pamel 7	03/03/03	12/03/04	100	100

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

Planned Work Program

There is currently no work planned for this property as the Company has decided to concentrate its efforts on its other properties. A decision will be made as to any future work in the latter part of Fiscal 2005.

Lunahuana (Columbia) Property

The Lunahuana (Columbia) Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Lanahuana (Columbia) Property stemmed from earlier exploration work, as described below, that was done in the area.

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

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 5,106.7 HECTAREAS
DEPARTAMENTO: LIMA
DISTRITO: COAYLLO
PROVINCIA: CAÑETE
SUSTANCIAS: METALICAS

CIA. MINERA ORO CANDENTE S.A.

PROSPECTO LUNAHUANA

Fecha:	Noviembre,2002	
Escala:	1 : 100,000

How acquired

The property currently consists of 11 claim blocks totaling 5,333 as follows:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Columbia 5	06/28/96	12/06/96	1000	979
Columbia 6	06/28/96	12/27/96	400	264
Columbia 7	06/28/96	12/06/96	1000	1000
Columbia 8	06/28/96	12/27/96	1000	1000
Columbia 9	11/09/01	04/30/02	400	400
Columbia 10	11/09/01	04/30/02	100	100
Luna 3	11/13/01	03/13/02	390	390
Luna 4	05/02/02	11/21/02	300	300
Luna 5	15/03/04	08/18/04	500	500
Luna 6	03/03/03	07/25/04	200	200

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

Planned Work Program

There is currently no work planned for this property as the Company has decided to concentrate its efforts on its other properties. A decision will be made as to any future work in the latter part of Fiscal 2005.

Las Brujas Property

The Brujas Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Brujas Property stemmed from earlier exploration work, as described below, that was done in the area.

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

Las Sorpresas Property

The Las Sorpresas Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Las Sorpresas Property stemmed from earlier exploration work, as described below, that was done in the area.

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

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004 which will be used to delineate drill targets. The agreement has been approvedby the TSX Venture Exchange.

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

Current and Planned Work

Geophysics is currently underway to assist in the delineation of buried targets.  The property remains largely unexplored and the company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the property’s geology and its potential to host epithermal deposits.  Under the option agreement with Orex Ventures, Candente will conduct exploration on the project.

Picota Property

The Picota Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Picota Property stemmed from earlier exploration work, as described below, that was done in the area.

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

How Acquired

It consists of four claims currently totaling 3,151 hectares, which were acquired by the Company through staking. The details of each claim are given below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Picota 1	08/02/99	02/11/00	1000	1000
Picota 2	08/02/99	01/05/00	1000	1000
Picota 3	08/02/99	01/05/00	400	400
Picota 4	02/05/00	11/09/00	800	751
Picota 5	05/03/04	08/10/04	1000	1000
Picota 6	05/03/04	08/13/04	200	200

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

Other Peruvian Properties

The Company holds several additional properties in Peru.  All of them are without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in these properties stemmed from earlier exploration work, as described below, that was done in the specific areas.

Nine of the properties were subject (along with Pamel) to the Right of First Refusal (“RFR”) Agreement with Anglogold. The RFR expired unexercised in July 2003, and Candente retains its interests in all of the properties.  Details of those properties is given below:

NORTHERN PERU

Property Name	Claim Name	Registration Date	Concession Granted	Hectares Staked

Delicias	Delicias I Delicias II Delicias III	09/02/02 09/02/02 10/10/02	04/14/03 03/28/03 03/04/03	600 900 500

Oro Chicama	Oro Chicama Oro Chicama II	05/03/04 05/10/04	08/13/04 08/18/04	800 500

San Antonio	San Antonio I San Antonio II San Antonio III San Antonio IV San Antonio V San Antonio VI	06/14/02 06/14/02 06/14/02 07/22/02 06/18/02 06/18/02	11/11/02 03/20/03 11/12/02 03/20/03 10/21/02 10/21/02	300 1000 500 200 1000 700

Toril	Toril XI Toril XII Toril XIII Toril XIV Toril XV	01/13/04 05/10/04 05/10/04 06/01/04 08/13/04	08/13/04 01/26/05 01/19/05 09/10/04 01/10/05	200 400 300 300 200

Totoras	Totoras I Tororas II	05/03/04 05/03/04	08/04/04 08/10/04	500 400

Cerro Blanco	Cerro Blanco	06/01/04	Pending	400

CENTRAL PERU

Property Name	Claim Name	Registration Date	Concession Granted	Hectares Staked

El Alamo *	El Alamo I El Alamo	04/29/98 03/03/03	08/11/98 12/11/03	200 600

Uchumachay	Uchumachay Uchumachay I Uchumachay 2	09/02/02 05/03/04 05/03/04	03/28/03 08/26/04 08/24/04	400 300 600

Oro Queropalca	Oro Queropalca I Oro Queropalca II Oro Queropalca III Oro Queropalca IV Oro Queropalca V Oro Queropalca VI Oro Queropalca VII Oro Queropalca VIII	05/03/04 03/03/03 03/03/03 03/31/03 03/31/03 05/03/04 07/18/03 05/10/04	12/03/04 07/17/03 07/17/03 11/03/03 10/28/04 08/04/04 Pending 08/23/04	1000 700 600 100 100 400 300 800

Chaupiloma	Chaupiloma	09/16/04	Pending	200

* This El Alamo property is separate from the property transferred to ADC Peru LDC under an agreement signed in May 2003.

The Company has conducted either limited or no exploration on its other Peruvian properties to date.

SOUTHERN PERU

Property Name	Claim Name	Registration Date	Concession Granted	Hectares Staked

Dylan	Dylan I Dylan II Dylan III	07/02/02 07/02/02 07/02/02	12/12/02 12/12/02 12/12/02	700 900 900

El Volcan	El Volcan	05/03/04	08/10/04	1000

Fredito	Fredito III Fredito IV Fredito V Fredito VI Fredito VII Fredity VIII	07/22/02 07/22/02 08/01/02 05/03/04 11/03/04 11/03/04	04/22/03 03/17/03 12/12/02 08/13/04 Pending Pending	700 1000 1000 200 100 200

Isabelita	Isabelita Isabelita I Isabelita II	10/01/02 10/29/02 05/03/04	03/04/03 04/29/03 10/21/04	500 600 400

Millo *	Millo II Millo IV	09/02/02 11/03/03	07/25/04 02/20/04	800 200

Samantha	Samantha I Samantha II Samantha III Samantha IV Samantha V	06/20/02 06/20/02 06/20/02 06/20/02 06/20/02	10/21/02 10/21/02 10/21/02 10/21/02 10/21/02	600 900 600 1000 1000

San Francisco	San Francisco	10/29/02	10/24/04	800

Sharito	Sharito Sharito III Sharito IV Sharito V Sharito VI Sharito VII Sharito VIII Sharito IX	05/03/04 10/20/03 10/20/03 12/05/04 12/05/03 12/05/03 05/10/04 05/10/04	10/20/04 03/03/04 03/04/04 03/15/04 03/24/04 03/15/04 08/10/04 08/13/04	600 600 300 500 300 600 600 1000

Tres Marias	Tres Marias I Tres Marias II Tres Marias III Tres Marias IV Tres Marias V Tres Marias VI	07/22/02 07/22/02 07/22/02 10/28/04 10/28/04 10/28/04	03/24/03 11/26/02 12/12/04 02/21/05 03/07/05 Pending	1000 300 100 500 1000 1000

Linda Pata	Linda Pata Linda Pata II	03/30/04 01/13/04	08/23/04 05/07/04	999 400

Cara Cara	Cara Cara Cara Cara I Cara Cara II	01/13/04 01/20/04 06/01/04	05/05/04 04/20/04 11/15/04	400 200 1000

Rocoso	Rocoso Rocoso I Rocoso II	12/10/03 12/10/03 12/10/03	03/16/04 03/16/04 03/16/04	1000 200 400

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

Originally, the Company had 1,919 claims totaling 47,975 hectares which the Company had grouped into several properties by location. The Company’s interest in these claims had been acquired through several methods, including staking, purchase and option agreements.  Several claims have been dropped and the Company now has 440 claims totaling 23,575 hectares.

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

Linear Property

The Linear Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Linear Property stemmed from earlier exploration work, as described below, that was done in the area.

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

Cash Payment Schedule:

Date of Payment	Amount
Effective Date of Agreement	$ 6,000	(Paid)
On or before June 30, 2002	6,000	(Paid)
On or before June 30, 2003	21,000	(Paid)
On or before June 30, 2004	25,500	(Paid)
On or before June 30, 2005	30,000
On or before June 30, 2006	36,000
On or before December 30, 2006	46,500
Total	$ 171,000

Common Share Issuance Schedule:

Date of Issuance	Amount of Shares

On the Approval Date	15,000	(Issued)
On or before June 30, 2002	15,000	(Issued)
On or before December 30, 2002	15,000	(Issued)
On or before December 30, 2003	30,000	(Issued)
On or before December 30, 2004	60,000	(Issued)
On or before December 30, 2005	75,000
On or before December 30, 2006	90,000
Total *	300,000

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

Planned Work Program

The Company is encouraged by the results obtained on the Linear property to date. The Company intends to continue exploration at the property in order to advance the project for further drilling and to follow up the results obtained in 2003.  There is currently no definite exploration schedule in place. The Company intends to make a decision as to this schedule in mid Fiscal 2005.

Staghorn (formerly Flamingo and Woods Lake) Property

The Staghorn Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Staghorn Property stemmed from earlier exploration work, as described below, that was done in the area.

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

How Acquired

Under an agreement dated December 20, 2002 between the Company and Gilbert Lushman and Edwin Northcott ( known collectively as the “Lushcott Group”), the Company can acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments totaling $100,920, issuing 120,000 common shares and incurring aggregate exploration expenditures of $500,000 under the following schedule:

Cash Payment Schedule:

Date of Payment	Amount
Effective Date of Agreement	$ 5,000	(Paid)
On or before December 25, 2002	10,400	(Paid)
On or before July 30, 2003	5,520	(Paid)
On or before December 30, 2003	25,000	(Paid)
On or before December 30, 2004	27,000	(Paid subsequent to December 2004 in 56,250 Common Shares @ $0.48 issued on March 8, 2005. The $27,000.00 was received from Goldcorp)
On or before December 30, 2005	28,000
Total	$ 100,920

Common Share Issuance Schedule

Date of Issuance	Amount of Shares
On the Approval Date	20,000	(Issued)
On or before December 30, 2003	30,000	(Issued)
On or before December 30, 2004	30,000	(Issued)
On or before December 30, 2005	40,000
Total	120,000

Minimum Property Expenditure Schedule:

Date of Required Expenditures	Exploration Amount
On or before November 30, 2003	$ 40,000
On or before November 30, 2004	$ 120,000	in the aggregate
On or before November 30, 2005	$ 270,000	in the aggregate
On or before November 30, 2006	$ 500,000	in the aggregate

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

During the first quarter of 2004, the Company carried out a lake sediment survey as well as an IP/Magnetic survey. This work identified several high-chargeability zones over a 3.2 kilometer length.  Drilling has recently started and is being carried out by Petro Drilling Company Limited of Newfoundland.  The drilling will test the 3.2 kilometre (km) structural trend where gold mineralization has been found as well as several high chargeability zones that often coincide with the gold-bearing sulphide mineralization found on the property.  Under the agreement announced in March 2004, Goldcorp is funding the drill program.

Island Pond Property

The Island Pond Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Island Pond Property stemmed from earlier exploration work, as described below, that was done in the area.

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

Current and Future Exploration

Although the Winter 2002/2003 drill program did not intersect economic mineralization, the program did determine that the Companies targeted low-sulphidation epithermal-style mineralization is present on the property. The style and geochemical signature of the mineralization is similar to that found within close proximity to known gold bearing structures occurring on other properties in the area.  Further exploration on the property has been unsuccessful in delineating significant exploration targets and the property has therefore been dropped.

Paul’s Pond Property

The Paul’s Pond Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Paul’s Pond Property stemmed from earlier exploration work, as described below, that was done in the area.

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

Current Work Program

An IP survey has recently outlined several zones of high chargeability, while geochemical soil sampling has located a gold-in-soil anomaly directly along strike one kilometer northwest of the Goose Zone.  A diamond drilling program was carried out to test targets delineated by the recent geophysics and geochemistry.  The results from this program do not warrant further exploration and the property has therefore been dropped.

Virgin Arm Property

The Virgin Arm Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Virgin Arm Property stemmed from earlier exploration work, as described below, that was done in the area.

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

During 2003, the Company conducted mapping, sampling and trenching on the property. During 2004, the Company reviewed the results and further exploration on the project is anticipated; however, no definite schedule is currently in place. The Company plans to make a decision on this matter in mid Fiscal 2005.

Other Central Newfoundland Properties

The “Other Central Newfoundland Properties” are without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the “Other Central Newfoundland Properties” stemmed from earlier work, as described below, that was done in the area.

Under the Botwood Basin Agreement dated May 20, 2002 between the Company and ASK (Kevin Keats), the Company acquired by staking additional properties located north and south of the City of Gander, within the Botwood Basin near the north shore of Central Newfoundland. These properties include Burnt Arm, Michael’s Harbor, Eastern Pond, Lobster Claw and Reg’s Pond. The Company also has staked additional property along Gander Lake, including the Gander, Careless Cove and Bowater properties. Several of these properties have since been dropped.  The one remaining is Michael’s Harbor, which is an early-stage gold exploration property and is 100% owned by the Company. To date, the Company has conducted limited exploration on this property.

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

In March 2004, the Company signed an agreement with Roland Quinlan and Quest Inc. (“The Vendors”) which granted the Company an option to acquire a 100% interest in the Duder Lake property of 84 mining claims in Newfoundland. Consideration is cash payments of $105,000 and the issuance of 130,000 common shares in tranches until January 15, 2008; and a total of $625,000 in property exploration expenditures in annual commitments on or before December 13, 2007. The first year’s exploration commitment of $25,000 has been met. The property is subject to a 2.5% NSR in favor of the vendors which the Company may reduce to a 1.5% NSR by way of a $1,000,000 payment. Previous operators on the property have identified gold mineralization in several trenches and shallow drill holes over 2.5 kilometers of a north-northeast trending shear system. The Company identified high-chargeability zones during an IP survey over the property and from these results conducted a drill program.  The results do not warrant further work and the property has been dropped.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.22 as of March 28, 2005.

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

Results of Operations

Year Ended December 31, 2004 vs. the Year Ended December 31, 2003

The Net Loss for the year totaled ($1,556,932), or ($0.04) per share, compared to a loss of ($1,601,498), or ($0.06) per share, in the prior year. The main difference between the two years was a large foreign exchange gain in 2004 arising from the translation of monetary assets held in Canadian dollars. Other large changes occurred in International Security expense of ($30,837) compared to  ($12,386) as the Company took extra protection measures for its personnel in Peru; Legal, audit and accounting of ($94,612) versus ($55,851) due to higher legal expenses related to potential joint-venture agreements; Management and Office salaries of ($115,167) versus ($71,226) and Office, rent and miscellaneous of ($109,995) compared to ($62,068) due to additional personnel and additional office space rented in Vancouver; Promotion, Travel, and Entertainment, which rose to ($156,742) from ($132,752) as management attended several additional industry conferences during the period as well as traveling to Peru to review new exploration programs; and Write off of deferred costs on its mineral exploration properties of ($728,750) compared to ($222,444) as the Company wrote-off all of its deferred exploration in Newfoundland, Canada except for the Staghorn, Linear, Micheal’s Harbour, and Virgin Arm Properties. . These expenses were partially offset by higher interest income of $51,577 compared to $26,500 due to higher average cash balances, reduced stock-based compensation expense of ($222,686) compared to ($911,014) in 2003, and the Foreign Exchange gain of $222,216 in 2004 compared to $25,141 in 2003, which was due to favorable exchange rates for the Canadian dollar against the US Dollar.

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

During 2003, the Company completed several private placements totaling 5,908,333 for net proceeds of $3,638,105. This included the private placement of 1,700,000 units with Goldcorp at Cdn$0.60 per unit. Each unit consisted of one common share and one-half of a common stock purchase warrant, with each full warrant exercisable into one common share at a price of Cdn$0.90 until February 21, 2004 and at a price of Cdn$1.10 from February 22, 2004 until February 21, 2005. Net proceeds to the Company from the placement was $687,330 were used for exploration on its Newfoundland exploration programs. The Company also issued 266,000 common shares at a deemed value of $150,057 for Mineral Property Payments; issued 976,566 common shares pursuant to the exercise of stock options for proceeds of $166,286; and issued 3,902,752 common shares pursuant to the exercise of common stock warrants for proceeds of $774,533.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funds since incorporation has been through the issue of its common stock and the proceeds from the exercise of common stock options and share purchase warrants.  The Company has no revenue from mining operations to date.

During Fiscal 2005 the Company anticipates continuing to conduct exploration on several of its properties in Peru and limited exploration on 4 of its properties in Newfoundland, including drilling programs on the Alto Dorado, Canariaco and Staghorn projects.  The Company believes that it has sufficient capital to cover corporate expenses for the remainder of 2005, however, additional funds will be necessary for future periods, and management anticipates funding ongoing operations with the additional placement of common stock, as well as the exercise of outstanding options and warrants. The timing and amount of such stock placements is largely dependent upon favourable market conditions. If the Company is unable to raise additional funds, exploration activities will be curtailed and available funds will be used on the most advanced properties. The priority ranking of each property for available funds is impossible to determine at this time as ongoing exploration results will determine which properties in the Company’s portfolio should receive additional exploration.

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

Fiscal Year Ended December 31, 2004

The Company’s working capital at the end of the year totaled $823,488 compared to working capital of $3,754,748 at the close of the prior year. The Company cash position decreased to $1,045,641 from $3,672,704. Liabilities totaled ($420,070) compared to ($60,533), with all amounts classified as current.

The Net Loss for the year was ($1,556,932). Operating Activities used cash of ($560,127), with the Net Loss partially offset by non-cash charges of Stock-based compensation of $222,686 and the Write-off of deferred costs related to mineral properties of $728,751. Investing Activities used cash of ($3,349,988), with Deferred exploration costs on its mineral properties using cash of ($2,784,293), Deferred acquisition costs of its mineral properties using cash of ($288,915), and Acquisition of Equipment using cash of ($102,999). Financing Activities provided cash of $1,283,052. The issuance of common shares provided cash of $454,124 and option payments and exploration funds received provided cash of $769,896.

The Company’s cash position at the close of the year was $1,045,641.

Fiscal Year Ended December 31, 2003

The Company’s working capital at the end of the year totaled $3,754,748 compared to working capital of $677,567 at the close of the prior year. The Company cash position rose to $3,672,704 from $681,706. Liabilities totaled ($60,533) compared to ($93,190), with all amounts classified as current.

The Net Loss for the year was ($1,601,498). Operating Activities used cash of ($532,584), with the Net Loss partially offset by non-cash charges of Stock-based compensation of $911,014 and the Write-off of deferred costs related to mineral properties of $232,444. Investing Activities used cash of ($1,100,021), with Deferred exploration costs on its mineral properties using cash of ($904,463), Deferred acquisition costs of its mineral properties using cash of ($105,388), and Acquisition of Equipment using cash of ($90,170). Financing Activities provided cash of $4,623,603. The issuance of common shares provided cash of $4,915,936, while Share issue costs used cash of ($233,301).

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

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP applicable to mining exploration companies, exploration expenditures may be deferred on prospective claims until such time as it is determined that further exploration is not warranted, at which time the claim costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. Under US GAAP, exploration expenditures are disclosed in the statements of cash flows under Operating Activities while under Canadian GAAP they are disclosed as Investing Activities. Therefore, under US GAAP, the Company has expensed all of its deferred property costs which was ($4,978,944) as of December 31, 2004. For 2004, the Company’s net loss of ($1,556,932) under Canadian GAAP was increased under US GAAP by ($2,599,695) for FY 2004’s Deferred Property Expenditures. After deducting the Claim Costs written off under Canadian GAAP and the foreign exchange gain which is included in other comprehensive income under US GAAP, the FY 2004 Net Loss under US GAAP totaled ($3,650,092).

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released from trading or until all contingencies upon which the release of the shares relies have been met. At December 31, 2004, the contingency for release of escrowed shares had been met, therefore there is no difference.

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

Under US GAAP, the investments held by the Company are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current other comprehensive income.

 Under US GAAP, the Accumulated other comprehensive income related to these two items as of December 31, 2004 is $244,183.

Due to these requirements under US GAAP, the Accumulated Deficit under US GAAP as of December 31, 2003 is ($9,686,713).

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

The Company's financial statements are stated in Canadian Dollars (CAD$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 14 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was 1.22 as of December 31, 2004.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 03/28/05 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada, except Ing. Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru and Larry Kornze and Peter Megaw  who are residents of the United States.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed

Joanne C. Freeze	47	July 1997
Ing. Fredy Jose Huanqui Guerra	53	April 1999
Peter de Visser	55	May 1997
Larry Kornze	57	October 2002
Michael Casselman	59	July 2004
James Currie	51	October 2004
Peter Megaw	52	October 2004

Table No. 6 lists, as of 03/28/05, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada, except Ing. Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru.

Table No. 6

Executive Officers

Name	Age	Position	Date of Appointment
Joanne C. Freeze	47	President and CEO	July 1997
Ing. Fredy Jose Huanqui Guerra	53	VP Exploration Latin America	April 1999
Peter de Visser	55	Chief Financial Officer	May 1997
Maria Eugenia Montagne	40	Corporate Secretary/Treasurer	July 2002
Michael Casselman	59	General Manager, Exploration	February 2004

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

Maria Eugenia (Lola) Montagne is the Corporate Secretary. Ms. Montagne joined the company on May 15, 2000 as an Executive Assistant and was appointed Corporate Secretary on July 2nd, 2002. From 1994 to 1998, Ms. Montagne was an executive assistant with Manhattan Minerals, a mineral exploration company. Ms. Montagne worked for Candente on a contract basis beginning in 1998 before joining the Company full-time.

Larry Kornze was named to the Company’s Board of Directors in October, 2002. Mr. Kornze is a professional engineer who first joined Candente as an advisor in October 2001. Prior to joining Candente, he served in various positions with Barrick Gold, including as the general manager for exploration for Mexico and Central America and international evaluations as well as general manager for United States exploration, from 1985 until his retirement in 2001. Before joining Barrick, Mr. Kornze held various positions with mining companies Newmont and Getty Mining.

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

James Currie was named to the Company’s Board of Directors in October 2004.  Mr. Currie brings to the Candente team more than 25 years of experience as a mining engineer. He is currently President of Luzon Minerals Ltd. and prior to that was responsible for Ivanhoe Mines Ltd.’s (heap-leach SX-EW) copper operations in Myanmar including the 25,000 tonne per annum (tpa) S & K Mine, and the proposed 125,000 tpa Letpadaung Development Project.   Mr. Currie has also worked for senior mining companies such as Placer-Dome, Noranda and Fording Coal and has held senior level positions for a number of junior exploration and development companies including: All-North Resources Ltd., Queenstake Resources Ltd. and Cornucopia Resources Ltd.

Peter Megaw was named to the Board in October 2004.  Mr Megaw is a Certified Professional Geologist by the American Institute of Professional Geologists and Arizona Registered Geologists.  He is well-known professional in the mining industry and is one of four founding principals of IMDEX Inc./Minera Cascabel, S.A. de C.V., the largest geotechnical consulting firm operating in Mexico.  Dr. Megaw has been instrumental in the discovery of several million ounces of silver including new orebodies in existing mines, Excellon Resources’ Platosa Mine and MAG Silver's Fresnillo, Batopilas and Santa Eulalia Properties.  Peter is the author of numerous scientific publications on ore deposits and is a frequent speaker at international exploration conferences.

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

COMPENSATION

The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during the last 3 fiscal years:

Table Number 7

Compensation of Officers and Directors

Annual Compensation

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation (1)	Stock Options Granted

Joanne Freeze President, Chairman and CEO, Director	2004 2003 2002 2001	Nil Nil Nil Nil	Nil Nil Nil Nil	$76,800 $63,600 $58,400 $42,000	None 250,000 350,000 90,000
Ing. Fredy Jose Huanqui Guerra VP Exploration Latin Anerica, Director	2004 2003 2002 2001	Nil Nil Nil Nil	Nil Nil Nil Nil	$76,800 $63,600 $42,000 $42,000	None 250,000 200,000 80,000
Peter de Visser CFO, Director	2004 2003 2002 2001	Nil Nil Nil Nil	Nil Nil Nil Nil	$21,303 $7,675 $665 $629	None 145,000 106,250 47,000
Larry Kornze Director of Business Development, Director	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	None 200,000 265,000
Michael Casselman General Manager Exploration, Director	2004	Nil	Nil	Nil	400,000
James Currie Director	2004	Nil	Nil	$15,669.77	250,000
Peter Megaw Director	2004	Nil	Nil	Nil	150,000
Maria Eugenia Montagne Corporate Secretar/Treasurery	2004 2003 2002 2001	$55,200 $50,000 $50,000 $50,000	Nil Nil Nil Nil	Nil Nil Nil Nil	None 150,000 110,000 80,000

(1) For additional information regarding “Other Compensation”, See Item 7, Interest of Management in Certain Transactions.

The Company may grant stock options to Executive Officers and employees; refer to Item #10 "Options to Purchase Securities from Registrant or Subsidiaries".

During Fiscal 2004, ended 12/31/04 no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000 except as listed above.

No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company for Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Staffing

As of 03/28/05, the Company had 4 full time employees and 2 full time Officers in Canada and 10 full time employees and 1 full time officer in Peru. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 8 lists, as of 03/28/05, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class
Common	Joanne C. Freeze (1)	1,846,000	5.1%
Common	Ing. Fredy Jose Huanqui Guerra (2)	1,775,500	4.9%
Common	Peter de Visser (3)	1,138,251	3.1%
Common	Larry Kornze (4)	555,000	1.5%
Common	Maria Eugenia Montagne (5)	301,500	0.8%
Common	Michael Casselman (6)	400,000	1.1%
Common	James Currie (7)	250,000	0.7%
Common	Peter Megaw (8)	260,000	0.7%
	Total Directors/Officers	6,526,251	18%

(1)

500,000 of these shares represent currently exercisable share purchase options; 296,000 of these shares are held indirectly through Stillwater Enterprises, a private company owned 50% by Joanne Freeze and which she is deemed to have voting control.

(2)

500,000 of these shares represent currently exercisable share purchase options; 32,500 of these shares represent currently exercisable share purchase warrants;

(3)

256,250 of these shares represent currently exercisable share purchase options; 150,000 of these shares represent currently exercisable share purchase warrants; 197,001 of these shares are held indirectly in the name of Matkat Holdings, Ltd., a private company which is controlled by Peter de Visser.

(4)

365,000 of these shares represent currently exercisable share purchase options.

(5)

260,000 of these shares represent currently exercisable share purchase options.

(6)

326,500 of these shares represent currently exercisable share purchase options;

(7)

250,000 of these shares represent currently exercisable share purchase options; and

(8)

250,000 of these shares represent currently exercisable share purchase options.

# Based on 36,268,954 shares of common stock outstanding as of 03/28/05 and currently exercisable stock options and escrow shares held by each beneficial holder.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 9 lists persons and/or companies holding 5% or more beneficial interest in the Registrant's outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name and Address Of Owner	Amount and Nature of Beneficial Ownership As of 06/30/04	Percent Of Class As of 06/30/04	Amount and Nature of Beneficial Ownership As of 05/20/05	Percent Of Class As of 05/20/05

Common	Prudent Bear Fund	3,493,550	9.7%	0	0%
Common	Goldcorp (2)	2,550,000	7.1%	2,550,000	5.8%
Common	Passport Master Funds (1) (3)	1,935,000	5.4%	1,935,000	4.4%
Common	Dynamic Fund Canadian Precious Metal Fund Dynamic Global Precious Metal Fund	2,000,000	5.5%	1,908,000	4.4%
Common	RAB Special Situations Master Fund Limited	570,000	1.6%	4,570,000	10.5%

•

Based on 36,062,704 shares issued and outstanding as of 06/30/04 and 43,718,954 as of 05/20/05 and each individual’s share purchase options, warrants and escrow shares.

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

The Company pays Joanne Freeze, President, Management Fees through Stillwater Enterprises Ltd., a company owned by Joanne Freeze and husband Arthur Freeze. In FY 2004, the Company paid her $13,860 (2003 - $13,860; 2002 - $16,400) for management services.

The Company has engaged Fredy J. Huanqui, Director, and Stillwater Enterprises Ltd., a company owned by Joanne Freeze and her husband Arthur Freeze, to conduct geological work on its mineral exploration properties. In FY 2004, the Company paid Fredy Huanqui $63,600 (2003 - $63,600; 2002 - $50,200) and Stillwater Enterprises $49,740 (2003 - $49,740; 2002 – $50,200) for Geological Consulting Services.

The Company has engaged De Visser Gray for accounting services. Peter de Visser, CFO and Director, is a principal of De Visser Gray. In FY 2004, the Company paid $21,303 (2003 - $7,675; 2002 - $665) in Accounting Fees.

From time to time, the members of Management and Directors listed above have elected to defer the fees incurred into future periods. The debt is non-interest bearing and non-secured. As of December 31, 2004 the date of the most recent audited financial statements the Company owed $Nil (2003 - $14,967) in fees which have been incurred but not yet paid.

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

During 2004, Fredy J. Huanqui, Director, was loaned $40,000. This loan is secured, non-interest bearing, and payable on demand.

Item 8.  Financial Information

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The Auditors’ Report of Staley Okada & Partners, Chartered Accountants,  for the audited financial statements is included herein immediately preceding the audited financial statements.

Item 9.  Offer and Listing of Securities

NATURE OF TRADING MARKET

The Company's common shares trade on the Canadian Venture Exchange ("TSX-V") in Vancouver, British Columbia, Canada under the trading symbol "DNT" and CUSIP #92293110C.  The Company's common shares commenced trading on the TSX-V May 15, 2000. The closing price of the Company’s common stock was $0.60 on December 31, 2004.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the TSX-V for shares of the Company's common stock for the last six fiscal quarters.

Table No. 10

Canadian Venture Exchange Stock and Toronto Stock Exchange Trading Activity

(in Canadian dollars)

Period Ended	Average Daily Volume	High	Low	Close

December 2004	56,667	0.74	0.48	0.60
November 2004	59,982	0.80	0.60	0.72
October 2004	65,815	0.72	0.51	0.66
September 2004	59,405	0.59	0.42	0.55
August 2004	52,152	0.60	0.47	0.53
July 2004	38,785	0.67	0.49	0.54
June 2004	29,509	0.88	0.63	0.63
May 2004	54,150	0.93	0.55	0.90
April 2004	102,385	1.02	0.62	0.70
March 2004	40,491	1.02	0.86	0.92
February 2004	112,619	1.17	0.83	0.93
January 2004	66,580	1.05	0.84	0.96

Quarter ended 12/31/04	60,729	0.80	0.48	0.60
Quarter ended 9/30/04	49,013	0.67	0.42	0.55
Quarter ended 6/30/04	62,014	1.02	0.55	0.63
Quarter ended 3/31/04	75,216	1.17	0.83	0.92

Quarter ended 12/31/03	111,929	1.39	0.82	1.02
Quarter ended 9/30/03	71,173	0.98	0.65	0.88
Quarter ended 6/30/03	78,802	0.85	0.45	0.55
Quarter ended 3/31/03	56,587	0.91	0.52	0.77

Quarter ended 12/31/02	34,286	0.65	0.30	0.61
Quarter ended 9/30/02	24,838	0.62	0.26	0.40
Quarter ended 6/30/02	65,916	0.65	0.28	0.50
Quarter ended 3/31/02	28,661	0.32	0.15	0.28

Quarter ended 12/31/01	21,610	0.17	0.20	0.14
Quarter ended 9/30/01	8,449	0.23	0.12	0.13
Quarter ended 6/30/01	6,319	0.34	0.14	0.15
Quarter ended 3/31/01	7,740	0.35	0.15	0.18

Year ended 12/31/04	60,290	1.17	0.42	0.60
Year ended 12/31/03	79,623	1.39	0.45	1.02
Year ended 12/31/02	38,425	0.65	0.15	0.61
Year ended 12/31/01	11,029	0.35	0.12	0.14
Year ended 12/31/00	25,800	0.50	0.16	0.22

Table No. 11 lists, as of 3/30/05, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table 11

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Remaining Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

312,500	$1.00	October 21, 2005
2,000,000	$1.50	June 10, 2005
125,000	$1.65	June 30, 2005

2,437,500	Total

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

On 03/289/2004, the shareholders' list for the Company's common shares showed 47 registered shareholders and 36,268,954 shares issued and outstanding. Of this total, 17 registered common shareholders holding 5,490,550 shares, or 15.14%% or the total shares outstanding, were resident in the United States.

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 250 shareholders of its common stock.

On 03/28/05, the Company was aware of 38 holders of its Share Purchase Warrants, 7 of which are located in the United States.  These warrants were issued in conjunction with private placements and are non-transferable.

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

Item 10.  Additional Information

A. Share Capital

The authorized capital of the Company is 100,000,000 common shares and an unlimited number of special shares.  As of 12/31/04, the end of the Company's most recently available fiscal year, 36,212,704 common shares were outstanding.

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

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 03/28/05, as well as the number of options granted to Directors and all employees as a group.  The exercise price of the options is stated in Canadian Dollars.

Table No. 12

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Expiration Date

Joanne Freeze President & CEO, Director	100,000 100,000 50,000 100,000 150,000	$0.33 0.48 0.48 0.80 0.70	09/06/07 01/17/08 02/04/08 10/31/08 01/06/10

Ing. Fredy Jose Huanqui Guerra VP Exploration Latin America, Director	100,000 100,000 50,000 100,000 150,000	$0.33 0.48 0.48 0.80 0.70	09/06/07 01/17/08 02/04/08 10/31/08 01/06/10

Larry Kornze Director	165,000 50,000 50,000 100,000	$0.33 0.48 0.48 0.80	04/23/07 01/17/08 02/04/08 10/31/08

Peter de Visser CFO, Director	61,250 75,000 50,000 20,000 50,000	$0.33 0.48 0.48 0.80 0.70	09/06/07 01/17/08 02/04/08 10/31/08 01/06/10

Maria Eugenia Montagne, Corporate Secretary/Treasurer	16,250 53,750 50,000 50,000 50,000 40,000	$0.23 0.33 0.48 0.48 0.80 0.70	04/04/07 09/06/07 01/17/08 02/04/08 10/31/08 01/06/10

Michael Casselman Manager of Exploration, Director	326,500 73,500	$0.80 0.70	02/03/09 07/06/09

James Currie Director	250,000	$0.70	10/07/09

Peter Megaw Director	100,000 50,000 100,000	$0.70 0.70 0.70	08/19/09 10/07/09 01/06/10
Total Officers/Directors (8 persons)	2,781,250

Total Employees/Consultants (33 persons)	1,290,000
Total Officers/Directors/ Employees/Consultants	4,071,250

Memorandum and Articles of Association

The Company was originally incorporated in the Province of British Columbia. Under a resolution passed by the Shareholders at the Annual General Meeting on June 14, 2002, the Shareholders of the Company approved the continuation of the Company under the Canada Business Corporations Act. (“Corporations Act”).

On November 18, 2004 the Company was listed in the Toronto Stock Exchange.

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

Item 16C.  Principal Accountant Fees and Services

The following table details the fees paid by the Company to Beauchamp & Company for professional services provided to the Company.

	Fiscal Year Ended December 31
	2004	2003	2002
Audit Fees:
Audit Fees: (1)	$ 20,000	$ 11,375	$ 12,375
Audit Related Fees: (2)	-	8,400	5,675
Tax Fees	-	1,384	1,264
Other Fees	Nil	Nil	Nil

Total Fees:	$20,000	$ 21,159	$ 19,314

(1)  Fees related to the audit of the Company’s financial statements for the years ended December 31, 2002, 2003 and 2004 and review of the Company’s responses to comments presented by securities regulators.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Staley Okada & Partners, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2004, Fiscal 2003 and Fiscal 2002

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report.  The report of Staley, Okada & Partners, Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated March 4, 2005

Balance Sheets at December 31, 2004 and December 31, 2003

Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002 and Cumulative, inception to December 31, 2004.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 and Cumulative, inception to December 31, 2004.

Notes to Consolidated Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (CONT.)

Exhibits:

1. Certificate of Incorporation, Certificates of Name Change Articles of Incorporation and By-Laws . . . . . . Incorporated by reference to Form 20-F and Form 6-K
2. Instruments defining the rights of holders of the securities being registered
***See Exhibit Number 1***
3. Voting Trust Agreements – N/A
A. 4. Material Contracts – Incorporated by reference to Form 20-F and Form 6-K
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of subsidiaries

9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10. Other Documents: Incorporated by reference to Form 20-F and Form 6-K

Signature Page

CANDENTE RESOURCE CORP.

Consolidated Financial Statements
December 31, 2004
(Stated in U.S. Dollars)

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2

Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com

www.staleyokada.com

AUDITORS’ REPORT

To the Shareholders of Candente Resource Corp.:

We have audited the consolidated balance sheet of Candente Resource Corp. (the “Company”) as at December 31, 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year figures, as at December 31, 2003 and for the years ended December 31, 2003 and 2002, which are presented for comparative purposes, were audited by another firm of Chartered Accountants, who issued an unqualified opinion dated May 17, 2004.

On March 4, 2005, we reported separately to the shareholders of Candente Resource Corp. on our audit of the financial statements for the same period, conducted in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and containing a reconciliation of Canadian and United States generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.

STALEY, OKADA & PARTNERS

March 4, 2005

CHARTERED ACCOUNTANTS

Staley, Okada & Partners is member of MSI, a network of Independent professional firms ^ A member of the Institute of Chartered Accountants of British Columbia
A partnership of Incorporated professionals; L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

CANDENTE RESOURCE CORP.
Consolidated Balance Sheets
December 31,
(Stated in U.S. Dollars)

	2004	2003
A S S E T S
Current assets
Cash and cash equivalents (Notes 2 and 3)	$ 1,045,641	$ 3,672,704
Amounts receivable	61,755	39,000
Marketable securities (Notes 2 and 7)	20,799	-
Subscriptions receivable (Note 12)	-	59,032
Due from related party (Note 8)	47,316	-
Prepaid expenses and deposits	68,047	44,545
	1,243,558	3,815,281

Value added tax receivable (Peru) (note 13)	252,245	78,464
Mineral properties (Notes 2 and 4)	4,978,944	3,108,000
Equipment (Notes 2 and 5)	147,469	92,266
	$ 6,622,216	$ 7,094,011

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	$ 122,140	$ 45,566
Due to related parties (Note 8)	29,538	14,967
Exploration funds (Notes 3 and 4h)	268,392	-
	420,070	60,533

S H A R E H O L D E R S’ E Q U I T Y
Share capital (Note 6)	9,455,852	8,933,796
Contributed surplus (Note 6)	1,218,269	1,014,725
Deficit	(4,471,975)	(2,915,043)
	6,202,146	7,033,478
	$ 6,622,216	$ 7,094,011

Approved on behalf of the Board of Directors:

“Joanne Freeze”

“Peter de Visser”

Director

Director

CANDENTE RESOURCE CORP.
Consolidated Statements of Operations and Deficit
For the years ended December 31,
(Stated in U.S. Dollars)

	2004	2003
Expenses Amortization of equipment	$ 47,796	$ 31,071
Bank charges and interest	8,479	4,434
Corporate development	139,297	39,615
Gain on foreign exchange	(222,216)	(25,141)
Interest income	(51,577)	(26,500)
International security	30,837	12,326
Investor relations	57,336	59,943
Legal, audit and accounting	94,612	55,851
Management and office salaries	115,167	71,226
Office, rent and miscellaneous	109,995	62,068
Promotion and travel	156,743	132,752
Regulatory and filing fees	45,161	27,762
Shareholder communications	73,865	12,631
Stock-based compensation expense (Note 6c)	222,686	911,014
Write-off of mineral properties	728,751	232,444
Loss for the year	(1,556,932)	(1,601,498)
Deficit, beginning of year	(2,915,043)	(1,313,545)
Deficit, end of year	$ (4,471,975)	$ (2,915,043)
Loss per share (Note 9)	$ (0.04)	$ (0.06)
Weighted average number of shares outstanding	35,763,716	28,013,160

CANDENTE RESOURCE CORP.
Consolidated Statements of Cash Flows
For the years ended December 31,
(Stated in U.S. Dollars)

	2004	2003
Cash provided by (used for): Operating activities
Loss for the per year Adjustment for items not involving cash:	$ (1,556,932)	$ (1,601,498)
Amortization of equipment	47,796	31,071
Stock based compensation	222,686	911,014
Write-off of mineral properties Changes in non-cash working capital items:	728,751	232,444
Amounts receivable	(22,755)	(2,497)
Promissory notes receivable	-	39,300
Prepaid expenses and deposits	(23,502)	(31,297)
Accounts payable and accrued liabilities	76,574	(37,559)
Due from related parties	(47,316)	-
Due to related parties	14,571	4,902
Funds used for operating activities	(560,127)	(454,120)
Investing activities
Acquisition of capital assets	(102,999)	(90,170)
Mineral property exploration costs	(2,784,293)	(904,463)
Mineral property acquisition costs	(288,915)	(105,388)
Value added tax receivable	(173,781)	(78,464)
Funds used for investing activities	(3,349,988)	(1,178,485)
Financing activities
Option payments and exploration funds received	769,896	-
Common shares issued for cash	454,124	4,915,936
Share issue costs	-	(233,301)
Subscriptions receivable	59,032	(59,032)
Funds provided by financing activities	1,283,052	4,623,603
Net increase/(decrease) in cash and cash equivalents	(2,627,063)	2,990,998
Cash and cash equivalents, beginning of year	3,672,704	681,706
Cash and cash equivalents, end of year	$ 1,045,641	$ 3,672,704

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

During 2004, the Company issued 110,000 common shares valued at $48,790 and received marketable securities valued at $20,799 in option payments pursuant to mineral property agreements.

During 2003, the Company issued 266,000 common shares valued at $150,057 pursuant to mineral property agreements

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the years ended December 31,
(Stated in U.S. Dollars)

	Balance Net December 31, Expenditures 2002 (w/o or recovery)		Balance December 31, 2003	Expenditures	Write off or Recovery	Balance December 31, 2004
PERU	$ $		$	$	$	$
El Tigre Property Acquisition costs	57,100	9,600	66,700	11,376	(29,111)	48,965
Deferred exploration costs: Assays	2,967	-	2,967	292	-	3,259
Equipment maintenance and rental	-	396	396	1,454	-	1,850
Field supplies and travel expenses	12,935	1,371	14,306	14,994	-	29,300
Field office and personnel	24,430	4,825	29,255	56,749	-	86,004
Geological and geophysical	56,604	-	56,604	30,191	(52,158)	34,637
Maps and publications	8,578	-	8,578	215	-	8,793
Exploration recovery	-	-	-	-	(100,000)	(100,000)
	162,614	16,192	178,806	115,271	(181,269)	112,808
Lunahuana Property Acquisition costs	59,100	12,395	71,495	16,687	-	88,182
Deferred exploration costs: Assays	8,284	116	8,400	681	-	9,081
Equipment maintenance and rental	-	2,717	2,717	193		2,910
Field supplies and travel expenses	22,040	1,130	23,170	983	-	24,153
Field office and personnel	33,443	10,123	43,566	5,630	-	49,196
Geological and geophysical	99,773	2,549	102,322	3,579	-	105,901
Maps and publications	5,368	-	5,368	218	-	5,586
	228,008	29,030	257,038	27,971	-	285,009
Las Sorpresas Property Acquisition costs	54,465	8,474	62,939	9,538	(29,111)	43,366
Deferred exploration costs: Assays	4,371	-	4,371	887	-	5,258
Equipment maintenance and rental	-	-	-	2,365	-	2,365
Field supplies and travel expenses	-	199	199	15,909	-	16,108
Field office and personnel	17,024	3,728	20,752	67,019	-	87,771
Geological and geophysical	9,744	278	10,022	65,502	-	75,524
Maps and publications	-	-	-	389	-	389
Exploration recovery	-	-	-	-	(100,000)	(100,000)
	85,604	12,679	98,283	161,609	(129,111)	130,781

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the years ended December 31,
(Stated in U.S. Dollars)

	$ $		$ $	$	$
Picota Property Acquisition costs	30,506	9,450	39,956	13,234 -	53,190
Deferred exploration costs: Assays	4,714	-	4,714	53 -	4,767
Equipment maintenance and rental	3,528	2,858	6,386	37 -	6,423
Field supplies and travel expenses	11,570	-	11,570	314 -	11,884
Field office and personnel	13,709	5,102	18,811	2,124 -	20,935
Geological and geophysical	38,527	-	38,527	952 -	39,479
Maps and publications	2,616	-	2,616	490 -	3,106
	105,170	17,410	122,580	17,204 -	139,784
Pamel Property Acquisition costs	58,240	14,114	72,354	13,514 -	85,868
Deferred exploration costs: Assays	26,037	-	26,037	111 -	26,148
Equipment maintenance and rental	42,782	-	42,782	2,104 -	44,886
Field supplies and travel expenses	23,639	-	23,639	2,647 -	26,286
Field office and personnel	93,950	5,906	99,856	7,278 -	107,134
Geological and geophysical	114,936	-	114,936	11,208 -	126,144
Maps and publications	9,754	136	9,890	263 -	10,153
Options payments received	(145,000)	-	(145,000)	- -	(145,000)
	224,338	20,156	244,494	37,125 -	281,619
Las Brujas Property Acquisition costs	10,801	3,000	13,801	3,000 -	16,801
Deferred exploration costs: Assays	2,570	-	2,570	36 -	2,606
Equipment maintenance and rental	-	-	-	25 -	25
Field supplies and travel expenses	6,137	352	6,489	1,116 -	7,605
Field office and personnel	12,783	5,074	17,857	6,830 -	24,687
Geological and geophysical	13,647	562	14,209	647 -	14,856
Maps and publications	2,277	-	2,277	37 -	2,314
	48,215	8,988	57,203	11,691 -	68,894

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the years ended December 31,
(Stated in U.S. Dollars)

	Balance Net December 31, Expenditures 2002 (w/o or recovery)		Balance December 31, 2003	Expenditures	Write off or Recovery	Balance December 31, 2004
	$ $		$	$	$	$
Canariaco Property Acquisition costs	89,750	10,768	100,518	19,915	-	120,433
Deferred exploration costs: Assays	-	355	355	21,001	-	21,356
Drilling	-	-	-	245,911	-	245,911
Equipment maintenance and rental	-	756	756	41,568	-	42,324
Field supplies and travel expenses	4,207	1,440	5,647	81,719	-	87,366
Field office and personnel	21,843	32,165	54,008	149,205	-	203,213
Geological and geophysical	55,644	660	56,304	176,560	-	232,864
Maps and publications	3,114	7	3,121	3,777	-	6,898
Site security	-	-	-	11,334	-	11,334
	174,558	46,151	220,709	750,990	-	971,699
Alto Dorado/Toril Property Acquisition costs	66,077	16,400	82,477	26,962	-	109,439
Deferred exploration costs: Assays	3,497	12,670	16,167	27,617	-	43,784
Drilling	-	-	-	146,010	-	146,010
Equipment maintenance and rental	1,546	25,968	27,514	73,456	-	100,970
Field supplies, camp and travel	2,089	34,382	36,471	108,678	-	145,149
Field office and personnel	5,108	145,580	150,688	237,353	-	388,041
Geological and geophysical	23,506	45,262	68,768	429,675	-	498,443
Maps and publications	3,908	10,515	14,423	18,042	-	32,465
Site security	-	-	-	15,430	-	15,430
	105,731	290,777	396,508	1,083,223	-	1,479,731
Other Properties Acquisition costs	102,263	23,635	125,898	121,829	-	247,727
Deferred exploration costs: Assays	17,239	25,338	42,577	4,196	-	46,773
Equipment maintenance and rental	18,573	8,921	27,494	3,568	-	31,062
Field supplies and travel expenses	42,139	16,119	58,258	13,908	-	72,166
Field office and personnel	66,880	63,735	130,615	55,983	-	186,598
Geological and geophysical	101,316	25,115	126,431	72,861	-	199,292
Maps and publications	17,032	11,073	28,105	6,855	-	34,960
Option payments received	(10,000)	-	(10,000)	-	-	(10,000)
Write-down for impairment of properties value	(25,000)	-	(25,000)	-	-	(25,000)
	330,442	173,936	504,378	279,200	-	783,578
Peru - Total	1,464,680	615,319	2,079,999	2,484,284	(310,380)	4,253,903

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the years ended December 31,
(Stated in U.S. Dollars)

	$ $		$ $		$	$
CANADA (NEWFOUNDLAND) Linear Property Acquisition costs	20,345	40,293	60,638	48,215	(19,593)	89,260
Deferred exploration costs: Assays	10,903	(6,574)	4,329	299	-	4,628
Drilling	-	50,281	50,281	-	-	50,281
Equipment maintenance and rental	4,608	2,372	6,980	954	-	7,934
Field supplies and travel expenses	22,001	23,290	45,291	2,927	-	48,218
Field office and personnel	24,668	2,591	27,259	2,239	-	29,498
Geological and geophysical	73,389	69,214	142,603	5,359	-	147,962
Maps and publications	1,228	354	1,582	8	-	1,590
Telecommunications	555	1,356	1,911	228	-	2,139
	157,697	183,177	340,874	60,229	(19,593)	381,510
Island Pond Property Acquisition costs	14,250	16,575	30,825	-	(30,825)	-
Deferred exploration costs:	271	14	285	-	(285)	-
Assays
Drilling	69,011	1,264	70,275	-	(70,275)	-
Equipment maintenance and rental	925	113	1,038	85	(1,123)	-
Field supplies and travel expenses	1,663	(1,441)	222	154	(376)	-
Field office and personnel	197	115	312	141	(453)	-
Geological and geophysical	6,942	3,043	9,985	8,212	(18,197)	-
Maps and publications	331	74	405	-	(405)	-
Telecommunications	-	50	50	26	(76)	-
	93,590	19,807	113,397	8,618	(122,015)	-

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the years ended December 31,
(Stated in U.S. Dollars)

$	$		$	$	$	$
Virgin Arm Property Acquisition costs	3,400	(3,284)	116	-	-	116
Deferred exploration costs: Assays	2,610	1,143	3,753	8	-	3,761
Equipment maintenance and rental	2,806	944	3,750	86	-	3,836
Field supplies and travel expenses	6,571	4,438	11,009	57	-	11,066
Field office and personnel	14,255	1,572	15,827	180	-	16,007
Geological and geophysical	51,704	20,958	72,662	1,239	-	73,901
Maps and publications	72	30	102	-	-	102
Telecommunications	378	365	743	9	-	752
	81,796	26,166	107,962	1,579	-	109,541
Staghorn Property Acquisition costs	12,736	62,345	75,081	27,828	(26,146)	76,763
Exploration bonds	-	-	-	10,603	-	10,603
Deferred exploration costs:	813	2,556	3,369	3,217	(980)	5,606
Assays
Equipment maintenance and rental	-	2,108	2,108	8,706	(2,306)	8,508
Field supplies and travel expenses	1,072	9,411	10,483	14,720	(6,785)	18,418
Field office and personnel	-	2,696	2,696	12,128	(2,635)	12,189
Geological and geophysical	6,482	42,461	48,943	104,876	(75,524)	78,295
Maps and publications	-	260	260	60	(29)	291
Telecommunications	-	838	838	897	(398)	1,337
	21,103	122,675	143,778	183,035	(114,803)	212,010
Duder Property Acquisition costs	-	-	-	13,398	(13,398)	-
Exploration bonds	-	-	-	13,865	(13,865)	-
Deferred exploration costs: Assays	-	1,999	1,999	2,653	(4,652)	-
Drilling	-	-	-	51,861	(51,861)	-
Equipment maintenance and rental	-	883	883	2,431	(3,314)	-
Field supplies and travel expenses	-	2,947	2,947	8,107	(11,054)	-
Field office and personnel	-	896	896	4,070	(4,966)	-
Geological and geophysical	-	29,934	29,934	48,606	(78,540)	-
Maps and publications	-	2	2	123	(125)	-
Telecommunications	-	390	390	632	(1,022)	-
	-	37,051	37,051	145,746	(182,797)	-

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Mineral Property Costs
For the years ended December 31,
(Stated in U.S. Dollars)

	Balance December 31, 2002	Net Expenditures (w/o or recovery)	Balance December 31, 2003	Expenditures	Write off or Recovery	Balance December 31, 2004
	$	$	$	$	$	$
Paul’s Pond Property Acquisition costs	6,368	29,479	35,847	12,209	(48,056)	-
Deferred exploration costs: Assays	612	361	973	3,804	(4,777)	-
Drilling	-	-	-	50,409	(50,409)	-
Equipment maintenance and rental	-	343	343	2,050	(2,393)	-
Field supplies and travel expenses	419	1,269	1,688	6,406	(8,094)	-
Field office and personnel	-	419	419	3,516	(3,935)	-
Geological and geophysical	-	32,138	32,138	38,537	(70,675)	-
Maps and publications	-	17	17	15	(32)	-
Telecommunications	-	151	151	542	(693)	-
	7,399	64,177	71,576	117,488	(189,064)	-
Eastern Pond Property Acquisition costs	16,040	(16,040)	-	-	-	-
Exploration bonds	-	-	-	14,548	(14,548)	-
Deferred exploration costs: Assays	638	(638)	-	1,254	(1,254)	-
Equipment maintenance and rental	1,674	(1,674)	-	2,238	(2,238)	-
Field supplies and travel expenses	2,362	(2,362)	-	3,421	(3,421)	-
Field office and personnel	-	-	-	2,407	(2,407)	-
Geological and geophysical	11,347	(11,347)	-	23,902	(23,902)	-
Telecommunications	146	(146)	-	307	(307)	-
	32,207	(32,207)	-	48,077	(48,077)	-
Other Properties Acquisition costs	111,396	(39,759)	71,637	-	(71,637)	-
Exploration bonds	-	-	-	25,624	(17,159)	8,465
Deferred exploration costs: Assays	18,402	(10,002)	8,400	5,076	(10,889)	2,587
Equipment maintenance and rental	12,957	(5,069)	7,888	-	(7,464)	424
Field supplies and travel expenses	29,568	(289)	29,279	3,664	(31,555)	1,388
Field office and personnel	30,755	(15,420)	15,335	-	(13,760)	1,575
Geological and geophysical	103,867	(25,658)	78,209	38,164	(108,953)	7,420
Maps and publications	954	(94)	860	3	(862)	1
Telecommunications	14,165	(12,410)	1,755	411	(2,046)	120
	322,064	(108,701)	213,363	72,942	(264,325)	21,980
Canada Total	715,856	312,145	1,028,001	637,714	(940,674)	725,041
Mineral Properties	2,180,536	927,464	3,108,000	3,121,998	(1,251,054)	4,978,944

CANDENTE RESOURCE CORP.
Notes to Consolidated Financial Statements
December 31, 2004
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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the Company included herein are inclusive of the Canadian parent company and its British Virgin Islands subsidiaries, Candente Resource (BVI) Corp. and Canariaco Copper (BVI) Corp., and its Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A.

Mineral Properties

The cost of mineral properties and their related exploration costs are deferred and amortized over their estimated useful lives following the commencement of production or written-off if the properties are sold or abandoned. Cost includes the cash consideration and the fair market value of shares issued on the acquisition of mineral properties. The proceeds from option payments received are credited against the costs of the relevant mineral property and any excess is recognized in income. The recorded costs of mineral claims and deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties on a periodic basis, and will recognize an impairment in value based upon current exploration results if any, and upon management’s assessment of the probability of future profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

Equipment

Equipment is recorded at cost and amortized over its estimated useful economic lives on a declining balance basis as follows, with half of the normal amount being taken in the year of acquisition.

Item	Rate
Computer equipment	30%
Computer software	100%
Exploration equipment (Peru)	20%
Office furniture and equipment	20%
Truck	30%

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company conducts exploration activities in Peru and incurs exploration expenditures in both Peruvian new soles and U.S. dollars and maintains an administrative office in Canada where expenses are incurred in Canadian dollars.

The Company translates its foreign operations into U.S. dollars on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities are translated at their historical rates. Expenses are translated at rates prevailing at the date of the transaction except for amortization of equipment which is translated at historical rates.

Foreign exchange gains and losses from translation of foreign operations are recognized in the current period.

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

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

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

Cash Equivalents

Cash equivalents consist of 9,638 grams of gold bullion acquired for $150,000 in 2003, temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash, although in some cases their maturity dates extend beyond one year from the date of the financial statements. All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income. Cash equivalents are inclusive of accrued interest as receipt of these amounts is also considered to be certain and measurable.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligations can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligations. The Company does not currently have any asset retirement obligations reflected in its financial statements.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Marketable Securities

Marketable securities are recorded at cost and are subject to adjustment, to the lower of cost and market value at the end of each reporting period.

Comparative Figures

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation in 2004.

3.

COMMITMENTS

During 2004 the Company raised Cdn$291,000 from the exercise of flow-through warrants (2003 - Cdn$605,720 from the private placement of flow-through shares and the exercise of flow-through warrants). These funds are to be used for exploration of Canadian mineral properties. As of December 31, 2004, the unspent balance of these commitments was Cdn$Nil (2003 - Cdn$300,000).

Included in the December 31, 2004 cash balance is Cdn$268,392 of exploration advances from Goldcorp, which must be spent on the Staghorn Property in Newfoundland.

4.

MINERAL PROPERTIES

PERU

a)

El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company has a 100% interest in the El Tigre, Lunahuana and Las Sorpresas mineral properties, all located in Northern Peru. The balance of the interest to 100% (approximately 50%) was acquired in 2002 by the issue of 500,000 shares valued at Cdn$120,000.

During 2004 the Company entered into two separate option agreements with Orex Ventures Inc. (“Orex”), whereby Orex can earn a 51% interest in each of the El Tigre and Las Sorpresas gold properties in Peru by spending US$2,500,000 on each property over 3.5 years and issuing to the Company 250,000 shares by January 31, 2008. The Company remains the operator of the exploration programs for the period of the agreements and US$30,000 in option payments, 100,000 common shares of Orex and US$250,000 in exploration advances were received during the year.

b)

Picota Property

Northern Peru

The Company owns mineral claims comprising approximately 3,200 hectares in Northern Peru which had been acquired by staking.

4.

Mineral Properties (continued)

Peru (continued)

c)

Pamel Property

Central Peru

The Company owns mineral claims comprising approximately 5,800 hectares in the Western Andes which had been acquired by staking and acquired other claims by the issue of 30,000 shares and the commitment to issue 30,000 shares upon the completion of an initial drilling program and a further 50,000 shares upon commencement of commercial production.

d)

Las Brujas Property

Northern Peru

The Company owns mineral claims comprising approximately 1,000 hectares in Northern Peru which had been acquired by staking and the payment of a finder’s fee of 20,000 shares.

e)

Canariaco Property

Northern Peru

The Company acquired by auction a 100% interest in the Canariaco mineral property located in Northern Peru for $75,000.

f)

Alto Dorado/Toril Property

Central Peru

The Company entered into an option agreement in June 2002 to acquire a 100% interest in the Alto Dorado mineral property by the payment of $10,000 (paid), the issuance of 100,000 common shares in stages of 25,000 shares (25,000 shares issued at Cdn$0.36 per share). The Company paid $50,277 to the Peruvian goverment to acquire a 100% interest in the Toril claims. The Alto Dorado property is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% by the Company paying $1,500,000.

g)

Other Peruvian Properties

The Company owns other mineral claims in Peru comprising 17 properties totalling approximately 26,200 hectares which were acquired by staking.

Newfoundland, Canada

h)

Linear and Staghorn Properties

The Company has an option to acquire a 100% interest in 50 mineral claims located in the Botwood Basin known as the “Linear” property by the payment of Cdn$171,000 ($59,750 paid), the issuance of 300,000 common shares (135,000 shares issued) and the completion of Cdn$1,000,000 in exploration expenditures by November 30, 2006. The property is subject to a 2.5% net smelter royalty, which may be reduced to 0.5% by the Company paying Cdn$1,000,000.

Under a separate agreement, the Company has an option to acquire a 100% interest in 186 claims in Southwestern Newfoundland known as the “Staghorn” property by the payment of Cdn$105,520 (Cdn$30,520 paid), the issuance of 120,000 common shares (100,000 issued) and the completion of Cdn$500,000 in exploration expenditures by November 30, 2006. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% by the Company paying Cdn$1,000,000.

During 2004 the Company entered into a Strategic Partnership agreement with Goldcorp Inc. to conduct exploration in Newfoundland. Goldcorp Inc. can earn up to a 70% interest in the Company’s Staghorn and Linear gold properties by paying all costs up to and including a bankable feasability study, and also has a right of first offer on all other properties in Newfoundland. During the year, the Company received US$355,050 in exploration advances of which US$268,392 was left unspent at December 31, 2004 (refer to note 3).

(i)

Virgin Arm Property

The Company has staked 92 claims located in the Botwood Basin.

5.	EQUIPMENT
		Cost	Accumulated Amortization	Net Book Value
				2004	2003
Office furniture and equipment		$ 23,233	10,137	13,096	12,931
Computer equipment		34,085	18,765	15,320	18,314
Security equipment		13,410	2,235	11,175	-
Truck		27,685	11,316	16,369	7,300
Canada subtotal		98,413	42,453	55,960	38,545
Exploration equipment (Peru)		134,305	42,796	91,509	53,721
		232,718	85,249	147,469	92,266

6.

SHARE CAPITAL

a) b)	Authorized: Unlimited number of common shares without par value.
Issued:
	December 31, 2004		December 31, 2003
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	34,387,454	$ 8,933,796	23,333,803	$ 4,204,815
Private Placements	-	-	5,908,333(2)	3,638,105(1)
Stock options	280,500	51,721	976,566	166,286
Warrants	1,434,750	402,403(4)	3,902,752(3)	774,533
Mineral Properties	110,000	48,790	266,000	150,057
Stock-based compensation	-	19,142(5)	-	-
Balance, end of year	36,212,704	$ 9,455,852	34,387,454	$ 8,933,796

(1)

net of share issue costs of $233,301 and agents’ options valued at $103,711. Refer to note 6c.

(2)

250,000 shares for Cdn$300,000 were issued as flow through shares.

(3)

660,250 shares for Cdn$305,720 were issued on the exercise of flow through warrants.

(4)

550,000 shares for Cdn$291,000 were issued on the exercise of flow through warrants

(5)

Portion of stock based compensation previously recorded attributed to options exercised in the year.

c)	At December 31, 2004, 375,000 common shares are held in escrow (2003 - 375,000). Stock options
	Options	Weighted Average Exercise Price ($CDN)	Expiry date range
Outstanding and exercisable at December 31, 2003	3,296,250	0.46	May 15, 2005 - Oct. 31, 2008
Granted	1,171,000	0.57	Mar. 2, 2009 - Oct. 7, 2009
Cancelled	(865,500)	0.47	June 12, 2005 - Aug. 19, 2009
Exercised	(280,500)	0.24	May 15, 2005 - Oct. 15, 2008
Outstanding and exercisable at December 31, 2004	3,321,250	0.52	May 15, 2005 - Oct. 31, 2008

At December 31, 2004, the weighted average remaining life of the outstanding options is 3.54 years.

6.

SHARE CAPITAL (continued)

During the current year, the Company recorded stock-based compensation expense of US$222,686 (2003 - US$911,014) and share issue costs for agents’ options of US$Nil (2003 - US$103,711).

The fair value of options in 2004 and 2003 has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.5-4.1% (2003 - 3.2% to 4.3%); an expected life of 5 years (2002 - 5 years); an expected volatility of 95% to 106% (2003 - 112% to 125%); and no expectation for the payment of dividends.

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

d)   Share Purchase Warrants Outstanding

Number of Warrants	Exercise Price ($Cdn)		Expiry Date
850,000	1.10	(1)(2)	February 21, 2005
312,500	1.00	(1)	October 21, 2005
2,000,000	1.50	(1)	June 10, 2005
125,000	1.65	(1)	June 30, 2005
3,287,500	Weighted average exercise price Cdn$1.35

(1)

Refer to note 14.

(2)

Subsequently expired unexercised.

7.

MARKETABLE SECURITIES

At December 31, 2004, the Company held marketable securities with a book value of US$20,799 and a market value of US$29,118.

8.

RELATED PARTY TRANSACTIONS

At December 31, 2004:

o

The Company is owed US$40,000 for a loan and $7,316 for expense advance made to a direct or during the year. This amount is secured, non-interest bearing, and payable on demand.

o

The Company owed US$29,538 to two companies controlled by directors for administration, geological consulting fees, and accounting fees.

9.

LOSS PER SHARE

Loss per share has been calculated using the weighted average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

10.

SEGMENTED INFORMATION

December 31,

December 31,

2004

2003

Assets by geographic segment:

Canada

$          1,983,045

$      4,757,688

Peru

4,639,171

2,336,323

$           6,622,216

$       7,094,011

11.

INCOME TAXES

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry-forward to reduce taxable income of the current and future years. Details of income tax expense for the years ended December 31 are as follows:

	2004	2003
Income (loss) before income taxes for accounting purposes	$ (1,556,932)	$ (1,601,498)
Adjustments for differences between accounting and taxable income:
Amortization	47,796	31,071
Stock-based compensation	222,686	911,014
Resource property costs written-off	728,751	232,444
Unrealized foreign exchange (gains) losses	(222,216)	(25,141)
Consolidated income (loss) for tax purposes	(779,915)	(452,110)
Tax rate	39%	39%
Expected tax expense (recovery) for the year	(304,167)	(176,323)
Reductions in tax (recovery) due to:	304,167	176,823
Valuation allowance
Tax expense (recovery) for the year	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future tax assets as at December 31, 2004 are as follows:

	2004	2003
Non-capital loss carry-forwards	$ 934,090	$ 639,923
Resource property exploration expenditures	524,080	455,546
Capital assets	35,018	18,363
	1,493,188	1,103,832
Valuation allowance	(1,493,188)	(1,103,832)
	$ -	$ -

The Company’s Canadian non-capital loss carry-forwards expire between 2005 and 2012 while the Canadian exploration expenditures may be carried-forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

12.

SUBSCRIPTIONS RECEIVABLE

The Company arranged for the exercise and sale of stock options, primarily for employees in Peru, and received the proceeds after the statement date.

13.

VALUE ADDED TAX RECEIVABLE

The Company has an agreement with Peruvian taxation authorities for the refund to it of a portion of the IVA tax paid, subject to audit. Any amounts not recovered will be added to mineral property costs.

14.

SUBSEQUENT EVENTS

In addition to items mentioned elsewhere in the notes, the following occurred subsequent to December 31, 2004:

•

56,250 common shares valued at Cdn$27,000 were issued for the Staghorn mineral property interest.

•

All outstanding warrants were temporarily repriced to $0.55 for a two-week period ending February 21, 2005. None of the warrants were exercised at the reduced price and returned to their original price or expired.

•

650,000 stock options exercisable at $0.70 for a five year period were granted to employees and consultants.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corp.

Registrant

Dated: May 20, 2005	Signed: /s/ Joanne Freeze
Joanne Freeze, President, CEO and Director

#