Form 20-F
period 2005-12-31
CANADENTE RESOURCE CORP
filed 2006-04-25
CIK 1163583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

__   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

      EXCHANGE ACT OF 1934

OR

_X_ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

       ACT OF 1934 For the fiscal year ended December 31, 2005.

OR

___TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

       EXCHANGE ACT OF 1934

       For the transition period from __________ to _______________

OR

(  ) SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

      ACT  OF 1934

      Date of event requiring this shell company report ………………………………

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

36,268,954

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   (    )   Yes    ( X )   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   _X_  Yes     ___  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  (    )

Accelerated filer   (    )

Non-accelerated filer  ( X  )

Indicate by check mark which financial statement item the registrant has elected to follow.

_X_ Item 17    ___ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

(    )   Yes   ( X )   No

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

Vigencia Fee - The annual fee levied by the Peruvian Government on mining claims. Currently, the Fee is US$3.00 per hectare.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Vug - A small cavity in a rock, usually lined with crystals of a different mineral composition than the enclosing rock.

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
Joanne Constance Freeze	President, Chief Executive Officer, Chairman and Director	200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6
Ing. Fredy Jose Huanqui Guerra	VP Exploration Latin America and Director	Calle Teruel 186 Miraflores Lima 18, Peru
Peter Johan Adrian de Visser, C.A.	Chief Financial Officer and Director	Suite 401-905 West Pender Street Vancouver, B.C. Canada V6C 1L6
Larry Kornze	Independent Director	290 S. Cooksom Place Eagle, Idaho U.S.A. 83616
Michael Casselman, P. Geo	General Manager Exploration and Director	200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6
James Alexander Currie	Director	2077 Essex Drive Abbotsford, B.C. Canada V2S 7R8
Peter Megaw	Independent Director	5800 N. Camino Escalante Tucson, Arizona U.S.A. 85718
Maria Eugenia Montagne	Corporate Secretary/Treasurer	200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6

The Company’s auditor from inception to 2003 had been Beauchamp and Company, Chartered Accountants, #205 – 788 Beatty Street, Vancouver, British Columbia, V6B 2M1 until February 7, 2005.  Effective February 7, 2005, the Company’s current auditor is Staley, Okada & Partners, Chartered Accountants, 3rd Floor, 10190 152 A St., Surrey, British Columbia, V3R 1J7.

The Company’s legal advisor is Boughton Peterson Yang Anderson Law Corporation (Boughton Law Corporation as of April 1, 2005), Suite 1000, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2005, 2004, 2003 and 2002 was derived from the financial statements of the Company which were audited by Staley, Okada & Partners, Chartered Accountants in 2005 and 2004 and by Beauchamp & Company, Chartered Accountants in 2003 and 2002, both are independent auditors, as indicated in their reports which are included elsewhere in this Annual Report.

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

Table No. 2

Selected Financial Data

(US$ in 000, except per share data)

	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00

Interest Income	$31	$51	$26	$11	$0.8	$8.1
Net Income(Loss)Cdn. GAAP	($1,427)	($1,557)	($1,601)	($437)	($448)	($160.7)
Earnings(Loss) Per Share Cdn GAAP	($0.03)	($0.04)	($0.06)	($0.02)	($0.05)	($0.03)

Net Income(Loss)US GAAP	$3,165	($3,650)	($2,528)	($1,715)	($503)	($420.2)
Earnings (Loss) Per Share US GAAP	($0.07)	($0.10)	($0.09)	($0.10)	($0.07)	($0.08)

Dividends Per Share Cdn GAAP	0	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	0	0	0
Wtd.Avg.No.Shares US GAAP	41,585	35,764	27,638	16,831	7,678	5,427
Wtd.Avg.No.Shares Cdn GAAP	41,585	35,764	28,013	17,581	9,210	6,177

Working Capital	$737	$823	$3,755	$677	$267	$89.8
Mineral Properties Cdn GAAP	$6,717	$4,978	$3,108	$2,180	$902	$848
Mineral Properties US GAAP	$0	$0	$0	$0	$0	$0
Long Term Debt Cdn GAAP	$0	$0	$0	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$7,924	$6,202	$7,033	$2,891	$1,173	$942.3
Shareholders’ Equity US GAAP	$972	$987	$3,925	$710	($143)	($689.8)
Total Assets (Cdn GAAP)	$8,199	$6,622	$7,094	$2,984	$$1,193	$979.4
Total Assets (US GAAP)	$1,482	$1,644	$3,986	$803	$290	$131.4

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.  References in this document to “$” and “US$” refer to US dollars, unless otherwise specified; references to “CDN$” refer to Canadian dollars.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent fiscal periods ended December 31, 2005; the average rates for the periods; and the range of high and low rates for the periods.

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

Table No. 3

Canadian Dollar/US Dollar

	Average	High	Low	Close
Year Ended 12/31/05	$1.21	$1.27	$1.15	$1.17
Year Ended 12/31/04	$1.30	$1.40	$1.18	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44

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

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding As of March 6, 2006

Common Shares, no par value	Unlimited without par value	43,821,378

Preferred Shares	None	None

Common Share Options		5,596,000 Options

Common Share Warrants		835,000 Warrants

Long Term Debt		None

NOTE:

300,000 Finder’s Warrants exercisable @ $0.70 will expire October 22, 2006.

320,000 Series 2006A/01 Share Purchase Warrants are exercisable @ $0.90 per share only when the holder elects to proceed from Stage I to Stage II exploration pursuant to the Alto Dorado Property Option Agreement dated December 7, 2005.  These Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program have been released to the public and must be exercised prior to commencement of Stage II exploration.

215,000 Series 2006A/01 Share Purchase Warrants are exercisable @ $1.35 per share only when the holder elects to proceed from Stage II to Stage III exploration and development pursuant to the Alto Dorado Property Option Agreement dated December 7, 2005.  These Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the  Stage II exploration have been released to the public and must be exercised prior to commencement of Stage III exploration and development.

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

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage to the end of the latest fiscal year, according to U.S. Gaap, is ($12,851,542). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Candente currently has 5,596,000 share purchase options outstanding and 835,000 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 43,821,378 (as of March 6, 2006) to 50,252,378.  This represents an increase of 14.67% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

The Company Has a Dependence on Certain Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel, particularly that of its President, CEO, Chairman & Director, Joanne Freeze, its VP Exploration Latin America and Director, Ing. Fredy Jose Huanqui Guerra, its General Manager Exploration and Director, Michael Casselman. There is little possibility that this dependence will decrease in the near term. The Company maintains no management agreement with any of its personnel, nor does the Company carry “Key Man” life insurance.  The loss of any of its management would have a negative effect on the Company’s operations.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Candente’s Stockholders

Because the success of Candente is highly dependent upon its respective employees, the Issuer has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 5,596,000 share purchase options outstanding, which, if exercised, would result in an additional 5,596,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Candente Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Candente.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada or Peru.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

The Company’s head office is located at #200-905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6. Candente’s registered and records office is located at 1000-595 Burrard Street, Vancouver, British Columbia V7X 1S8. The telephone number is (604) 687-6789 and the facsimile number is (604) 683-5317. The Company also maintains a website at www.candente.com. The Company’s contact person is Joanne Freeze, President, CEO, Chairman & Director.

The Company has an unlimited number of shares without par value. All shares of the Company rank equally as to voting, and there are no special preference, conversion or redemption rights attached to any of the shares of the Company.  As of 12/31/05 the end of the Company’s most recent fiscal year, there were 43,718,954 shares of common stock outstanding.

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

b.

Compañía Minera Ono Candente S.A. (Peru), incorporated in the Republic of Peru on May 15, 1997. All of the shares are beneficially owned by the Company.

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

Also in October 2002, the Company was declared the winning bidder by the Government of Peru in an auction for four claim blocks in Peru. The first two blocks are known as the Toril Zone, an area which is adjacent to, and was originally part of, the Alto Dorado property as explored by Hecla and which, under agreement, has been added to the Alto Dorado property agreement with Hecla. The Company paid the Peruvian Government US$50,227 for a 100% interest, subject to the agreement with Hecla, in the Toril Zone. The second two blocks (Areas C and E) are known as the Millo property in Southern Peru which the Company paid the Government of Peru $56,388 for a 100% interest. In November, the Company sold Area C to Geologix Explorations for US$28,333 and retains a 1% NSR.

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

In May 2003, the Company reached an agreement with Apex Silver to transfer its interest in the El Alamo property in Peru to ADC Peru LDC for a 2% NSR on all copper, lead, zinc, silver and gold produced. The Company and ADC Peru are in further discussions concerning the possible transfer of additional base metal properties held by Candente in Peru to ADC Peru. This agreement is still in place at this time.

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

During March 2004 Candente, thru its Peruvian subsidiary, Exploraciones Milenio S.A. was engaged in the bulk sampling of copper mineralization on the Cañariaco property, in Northern Peru. Leachable copper (chalcocite) was identified in outcrop at several locations over a lateral extent of approximately 600 metres.

Mapping, prospecting, bulk sampling and geophysical surveys continued on the Cañariaco property by Exploraciones Milenio S.A. and five bulk samples collected from outcrop were submitted to Kappes, Cassiday & Associates of Reno Nevada for assay, and for leaching, metallurgical and petrographic studies.

In April 2004 a new gold-silver target was identified by mapping and rock chip sampling within Candente’s Alto Dorado property. The new target identified mineralization in an extensive siliceous quartz stockwork zone.

In June 2004, Candente announced that it had entered into an option agreement to acquire the Duder Lake property located in Newfoundland.

Diamond drilling began on the Alto Dorado property in July of 2004. The drilling was carried out by Kluane Drilling located in Vancouver, B.C. Kluane Drilling used a portable drill rig that required no road building and resulted in minimal site disturbance. Eleven drill targets were delineated prior to this time by geological mapping, rock chip sampling, trenching and geophysical surveys.  Phase One of this work was completed in August 2004 with the drilling of nine holes covering 1050 meters. Results of this drilling were obtained in September 2004 and gold and copper mineralization was found in a porphyry body in the Ana-Olla zone.

Also in July 2004, Candente received approval and funding from its partner on the Staghorn property, Goldcorp Inc., to carry out a Phase I drilling program on this property in Newfoundland.

Exploration work continued throughout Fiscal 2004 at Candente’s Cañariaco property and in September 2004 the Company reported excellent copper recovery results from the leach testing of bulk samples and the commencement of drilling at Cañariaco Norte.  In November and December 2004, Candente reported the results from the twelve drill holes at Cañariaco all of which indicated copper mineralization and prompted the Company to begin preparing a preliminary resource estimate for this property.

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

On January 21, 2005, Candente received TSX approval to amend the exercise price of a total of 3,192,500 warrants for a limited period expiring February 21, 2005.  The price amendment was effective February 4th, 2005.  None of the warrants were held by insiders.  Please see table below for Prices.

Warrant Certificate Date	Amount	Expiry Date	Price	Amended Price

February 21st, 2003	850,000	February 21st, 2005	$1.10	$0.55
October 21st, 2003	312,500	October 21st, 2005	$1.00	$0.55
December 10th, 2003	1,905,000	June 10th, 2005	$1.50	$0.55
December 31st, 2003	125,000	July 01st, 2005	$1.65	$0.55

On April 26th, 2005, Candente closed a non-brokered private placement of 7,450,000 shares at a price of $0.50 per share for gross proceeds of Cdn$3,725,000 to seven institutional placees.  The common shares issued in this placement were subject to a four-month hold period expiring on August 23, 2005.

In consideration of introductions made to two of the placees, Meridian Capital International Inc. received a commission of Cdn$173,250 and 300,000 share purchase warrants.  The commission was 7% of proceeds from the two placees and the warrants were equal to 6% of the number of the shares sold to the two placees. Each warrant entitled the holder to purchase one common share of Candente at a price of $0.70 for a period of eighteen months until October 22, 2006.  In addition, Candente reimbursed Meridian for its reasonable out-of-pocket expenses in connection with the private placement.  If the warrants were exercised within the first four-month hold period of the term, the shares issued upon exercise were subject to a hold period expiring on August 23, 2005.

On September 1, 2005 Candente announced Goldcorp Inc.’s decision to terminate option agreements on the Staghorn and Linear Properties in Newfoundland.  Goldcorp also advised that they would maintain their investment in Candente as they wished to maximize value and believe in Candente’s Peruvian gold exploration projects may have excellent potential.

Candente also announced its decision to terminate their option on the Linear property from the Kriask Syndicate.  Candente decided to maintain its interest in the Staghorn Property.

On November 28, 2005, Candente announced they entered into an option agreement with Orex Ventures Inc. whereby Orex has the right to earn a 51% interest in the Pamel gold Property by incurring exploration expenditures of US$2.5 million over 3.5 years on the Property.  Candente has the right to operate all exploration over the 3.5 years.  In addition to the exploration expenditure commitments, Candente will receive 60,000 shares in Orex upon approval of the Agreement by the TSX Venture Exchange and additional staged share issuances totaling 250,000 shares in Orex by May 31st, 2010.

On December 8, 2005, Candente announced entering into an option agreement with Gallipoli Mining of Australia whereby Gallipoli can earn a 50% interest in the Alto Dorado property by incurring exploration expenditures of US$5.4 million over 3.5 years on the property, Stages I and II.  Gallipoli can also increase their interest to 65% by funding and completing a bankable feasibility study on the property within an additional 3 years, Stage III.

Stage I comprising a US$400,000 drilling program commenced in early January 2006.  Candente has the right to operate all exploration during Stages I and II.  In addition a total of 535,000 warrants were issued. The 320,000 Warrants are exercisable @ $0.90 per share only when the Gallipoli elects to proceed from Stage I to Stage II exploration.  The Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program have been released to the public and must be exercised prior to commencement of Stage II exploration.  215,000 are exercisable @ $1.35 per share only when the Gallipoli elects to proceed from Stage II to Stage III exploration and development.  The 215,000 Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the  Stage II exploration have been released to the public and must be exercised prior to commencement of Stage III exploration and development.

On March 2, 2006, Candente announced that Compañia Minera Santa Luisa S.A. (Santa Luisa), a subsidiary of Mitsui Mining and Smelting Co., Ltd. of Japan (Mitsui) optioned the El As de Zinc property from Candente’s subsidiary Oro Candente S.A.  Drilling is planned to commence on the property by the end of March this year.   Santa Luisa will fund and operate the exploration program.

Santa Luisa has the option to earn an 80% interest in the El As de Zinc project by making payments of US$200,000 and drilling 10,000 metres (spending approximately US$1,500,000) within three years.  Candente will have the option to convert their retained 20% interest into a sliding scale NSR based on the price of zinc.  If Candente chooses to convert their interest to an NSR then Santa Luisa must have the project into production at a minimum rate of 100 t/day within two years or return the property 100% to Candente.    The NSR will be scaled to the price of zinc and vary from 1% to 3%.  At current zinc prices (US$1.05/pound (lb) or US$2,300/tonne) the NSR would equal 2%.

Candente acquired the property by staking in 2003 when Huanqui and Freeze recognized the distinctive similarities of the mineralization to the major zinc deposits.   At that time zinc prices were as low as US$0.45/lb (US$1,000/tonne), they are now at US$1.05/lb (US$2,300/tonne).  Oro Candente also has other zinc prospects in Peru.

DESCRIPTION OF PROPERTY

Corporate Offices

The Company's executive offices are located in rented premises of approximately 3,600 square feet located at 200 and 210 - 905 West Pender Street, Vancouver B.C. V6C 1L6. The lease on both offices is through to June 2007. Monthly rent and taxes for the main suite of offices is CDN$3180.58 per month, while the additional office is CDN$2631.58 per month. The space is considered adequate for the Company’s current and anticipated future needs.

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

A General Discussion of the Political, Economic and Regulatory Climate in Peru

Peru is located in Western South America and is bordered by the Pacific Ocean on the west, Ecuador and Colombia on the north, Brazil and Bolivia on the east and Chile on the south. Land area totals 496,200 square miles, an area slightly smaller than the State of Alaska. Peru’s unit of currency is the Nuevo (New) Sol, which at current rates stands at about  3.30 per US$. Mining is one of the largest industries in Peru, with copper, gold and silver being particularly important.

Peru is a Republican Constitutional Democracy with three branches of government: Legislative, Executive and Judicial. The Legislature is a Constitutional Congress; the Senate having been abolished by an act of Congress on December 31, 1993. Elections for Presidency and Congress are held every five years with the next election scheduled for 2006. Members of the Supreme Court are appointed by the National Council of the Magistracy. Peru has 24 Regions and one Constitutional Province. The Regions are administered by a Regional President who are elected by the population.

During the 1990’s, President Alberto Fujimori applied strict measures aimed at eliminating hyperinflation, restoring fiscal order, eliminating terrorism, privatizing the economy and reestablishing Peru’s international credit standing. During the Fujimori Presidency, inflation was reduced to single digits, the active elements of the terrorist groups were imprisoned and privatization of the economy was largely doneA program of legal reforms and incentives instituted by the Fujimori Government has removed many of the obstacles to foreign investment in Peru. Laws to promote and protect foreign capital were enacted by Congress. In July 2001, Dr. Alejandro Toledo Manrique became Peru’s new President. Dr. Toledo is a US trained economist whose polices have remained very similar to Mr. Fujimori’s.

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

Under the terms of the Foreign Investment Promotion Law, foreign investors have the same rights as Peruvian Nationals and enjoy equal status with these and the state, except in one situation. The one limitation is that, for reasons of national security, foreign investors (natural or legal persons) are restricted from acquiring properties within 50 kilometers from Peru’s borders, unless they have express authorization from the council of Ministers (Executive Power - Ministers and President of the Republic). Foreign investors may acquire shares or property rights from Nationals. Investors of more than US $2 million are guaranteed a fixed tax regime for 10 years. Legislative Decree 708, which applies to mining companies, provides for tax, administrative and free exchange stability. Foreign companies have the right to export concentrates or refined products. There are no taxes on exportation of these products. Capital, dividends and profits are also freely exportable.

Under Peruvian Law, up to 20% of the employees of a corporation may be Foreign Nationals. Peruvian law provides for a minimum monthly wage of  500.- Peruvian Nuevos Soles per month (US$151.51). Other employee benefits are also payable by law. Income tax is payable by persons or companies domiciled in Peru, regardless of the source of this income. Non-domiciled persons or companies are also liable for income taxes on their Peruvian-based income. Personal income over US $55,000per year is taxed at a rate of 30%. Personal income tax under this amount is taxable at a rate of 15%. Businesses are taxed at a rate of 30%. A separate corporate tax does not exist in Peru.

Dividends are considered income in Peru and are subject to tax. Capital gains from the trading of stock, as well as interest from deposit accounts and bonds are also not taxable.

Companies that do not realize profits are subject to a minimum income tax amounting to 0.6 % on the value of their net assets.

In Peru, the General Tax on Sales ("I.G.V.") is a levy paid on all sales of goods and services and importation at the rate of 19% of the value of the sale and is paid by the recipient of the goods and services at the time of each transaction. This tax may be refunded as a fiscal credit against taxes payable on sales or provisions of services. Acquisitions and investments incurred by a mining company prior to the sale of minerals or properties, in the exploration stage may be accumulated as pre-operative expenses and deducted from taxes due once income is generated by operations. A company may only receive this fiscal credit in advance if it can be established with the government, a commitment of future sales and a minimum investment over US$2,000,000. The credit is personal and non-transferable other than in the case of a company's reorganization.

No exchange controls exist in Peru. No government authorization is required to carry out exchange operations. There is no fee charged for possession and receipt of foreign currency. Individuals or corporations may remit foreign currency abroad, or retain it in the country. Exporters are no longer required to exchange foreign currency they receive for local currency.

Mineral deposits are considered to be owned by the government but made available to the private sector. The initial claim request is called a Petitorio (Petition) and once granted is called a Concesion (Concession). The application is carried out by a paper procedure that specifies the UTM co-ordinates of the claim corners. Individual claims can be as small as 100 hectares and as large as 1,000 hectares. Claim boundaries must now be oriented north-south and east-west. Before 1992, claims were described by direction and distance from various geographical points and could be oriented in any direction. The Oficina de Catastro Minero (claim registration office) is in the process of tying all the old-style claims to UTM co-ordinates and claims that cannot be properly located are being cancelled. At the time of applying for a Petitorio a payment of US$3  per hectare and a set fee of 340Nuevo Soles (3.3Nuevos Soles/$US) per Petitorio must be made. The granting process can take up to six months, depending on the volume of claim applications at the time. The process involves several stages which include acceptance of the application by the claim registration office; verification that the area is free to be claimed; notification to the various parties involved if there is any superposition of pre-existing claims; an announcement in local and national newspapers (at a cost of approximately US$250 per claim); a technical review; awarding of title; and finally granting of the concession. The first application submitted has priority over subsequent applications. However if the application relates to an area which has become open for staking due to an older concession lapsing, all parties staking on the first day are considered equal. Should two or more applicants apply for identical ground on the same day, the conflict can be resolved privately by those applicants, or failing that, the contested ground will be auctioned (Remate) and will be awarded to the highest bidder among the applicants.

Concessions are available to foreign companies on an equal basis provided that they have formed a Peruvian mining company. A fee must be paid annually to keep claims in good standing. Until 1999 the annual maintenance fee (Derecho de Vigencia) was US$2 per hectare per year. In the year 2000, the fee was increased to US$5 per hectare per year. Subsequently, on April 9 2001, Legislative Decree No. 913 reduced the annual fee to US$4 for the year 2001 and to US$3 per hectare for payments from the year 2002.

The fee is based on the January to December calendar year but title holders have until June 30 of the current year to pay the fee.  For the first 6 years the fee is of $3.00 per hectare. At the 7th year if the property is not producing a minimum of US$100 per year and per hectare or the title holder has not invested a minimum of US$60 per year and per hectare, the title holder has to pay an additional fee as a penalty (Penalidad) of $6 per hectare. The additional fee (penalty) is based on the previous year and paid on June 30 of the current year.  If the property continues to be a non productive property after a period of 12 years (minimum production of US$100 per year and per hectare or investment of US$200 per year and per hectare from the 12 th year) the additional fee (penalty) increases to $20 per hectare. At this time there are no annual claim-related exploration requirements in Peru; however, the government is presently reviewing this policy. Lack of payment of the annual maintenance fees for two consecutive years shall be a cause for cancellation of the mining concession rights.

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

Mineral Exploration Projects

The following is a description of the Company’s mineral properties in Peru and Canada and its interest in such properties. Candente intends to remain an exploration company and will likely sell and/or joint-venture any of its advanced projects to a potential operator for development.

Currently, the Company considers the Cañariaco and Alto Dorado properties as its highest priority projects.

Peruvian Properties

COLOMBIA
ECUADOR
Guayaquil
Amazon
BRASIL
PERU
Cañariaco
(Cu)
El Tigre
(Au)
Chiclayo
Picota
Las Brujas & Brujitas
(Au)
Cajamarca
Sorpresas
(Au)
Trujillo
Delicias & San Antonio
(Au)
Alto Dorado
(Au)
Pamel
(Au)
Lima
Lunahuaná
(Au-Cu)
LEGEND
Candente prospect
Towns
Capital city
Fredito
(Au)
Cuzco
Sharito
(Au)
Tres Marias &
San Francisco
(Au)
Dylan
(Au)
Samantha
(Au)
Lago Titicaca
La Paz
Millo
(Au)
Arequipa
El Volcán
(Au)
Isabelita
(Au)
200 km
PERU
Candente Resource Corp.
Cia. Minera Oro Candente S.A.
Candente Resource Corp.
Peru
Location of Properties

Cañariaco Project

The Cañariaco Project is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Cañariaco Project stemmed from earlier exploration work, as described below, that was done in the area.

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

The area is sparsely populated however; a local labour force is readily available and favourable to exploration and development.  Elevations range from 2500 to 3200m above sea level.

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

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This section uses the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

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

Total silver content has not been estimated yet as analyses were not available for all of the holes.  The seven holes analyzed to date show an average of 2.5 gpt silver.

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

Two phases of drilling were conducted on the Cañariaco Property in 2005.  Phase I comprised 13 holes totaling 4365m and increase the deposit 2.8 times laterally and more than doubled it vertically.  The deposit became 1.2 km long, 450 m wide and up to 640 m thick.  The first drill hole in this phase was collared 150m south of the area included in the Preliminary Inferred Resource and all subsequent holes were collared 150m apart.  The most southerly hole is 750m south of the Phase I drilling grid.  All holes intersected significant widths of leachable copper which when added to the 12 holes drilled in 2004, demonstrates that leachable copper occurs over a minimum area of 1.2km long by 450m wide and up to 346m thick.  Leachable copper makes up 44% of the deposit to date.  All results are posted at www.candentecom/s/PeruProjects_Cañariao.asp.

Phase II of the 2005 drilling comprised 11 holes and it greatly expanded the near surface leachable copper by more than 6 times from the inferred resource.  The near surface leachable zone varies in thickness from 25 meters to 346 meters.  Both the leachable portion and the overall Cañariaco Copper deposit are proving to be many times larger than the inferred resource and the deposit is also still open in many directions laterally as well as vertically.  Drilling in 2005 expanded the area to 90 hectares.

The re-analysis of core from 6 holes, which were drilled prior to Candente acquiring the Cañariaco Property, was completed in 2006.  Original assays for these holes (drilled in 1973 and 1995) were only for total copper and did not determine leachable copper.  The new results have expanded the near surface leachable copper zone to the east by 250 m, to the west by 250 m and to the north by 150 m.  In addition to the soluble (leachable) copper identified in all 6 of the holes, the new analyses confirm the previous total copper results.  The surface expression of all copper mineralization found to date at Cañariaco Norte now covers an area of 90 hectares.  Of this, 87 hectares covers a near surface leachable copper zone.

An Engineering study is also currently underway to assist in determining the grade and throughput options required for an economic copper heap leach, SX-EW operation on the property.  The study is being conducted by independent engineers who have extensive international and Peruvian experience in such operations.  Two groups of engineers have visited the property and concur with the low cost amenability of the project.

Planned Work Program

The Company will continue with drilling in 2006.  The 2006 drill program will focus on expanding the resource at Cañariaco Norte.

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

On December 8, 2005, Candente announced entering into an option agreement with Gallipoli Mining of Australia whereby Gallipoli can earn a 50% interest in the Alto Dorado property by incurring exploration expenditures of US$5.4 million over 3.5 years on the property, Stages I and II.  Gallipoli can also increase their interest to 65% by funding and completing a bankable feasibility study on the property within an additional 3 years, Stage III.

Stage I comprising a US$400,000 drilling program commenced in early January 2006.  Candente has the right to operate all exploration during Stages I and II.  In addition a total of 535,000 warrants were issued. The 320,000 Warrants are exercisable @ $0.90 per share only when the Gallipoli elects to proceed from Stage I to Stage II exploration.  The Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program have been released to the public and must be exercised prior to commencement of Stage II exploration.  215,000 are exercisable @ $1.35 per share only when the Gallipoli elects to proceed from Stage II to Stage III exploration and development.  The 215,000 Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the  Stage II exploration have been released to the public and must be exercised prior to commencement of Stage III exploration and development.

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

On December 8, 2005, Candente announced entering into an option agreement with Gallipoli Mining of Australia whereby Gallipoli can earn a 50% interest in the Alto Dorado property by incurring exploration expenditures of US$5.4 million over 3.5 years on the property, Stages I and II.  Gallipoli can also increase their interest to 65% by funding and completing a bankable feasibility study on the property within an additional 3 years, Stage III.

Stage I comprising a US$400,000 drilling program will commence in early January 2006.  Candente has the right to operate all exploration during Stages I and II.  In addition a total of 535,000 warrants were issued. The 320,000 Warrants are exercisable @ $0.90 per share only when the Gallipoli elects to proceed from Stage I to Stage II exploration.  The Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program have been released to the public and must be exercised prior to commencement of Stage II exploration.  215,000 are exercisable @ $1.35 per share only when the Gallipoli elects to proceed from Stage II to Stage III exploration and development.  The 215,000 Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the  Stage II exploration have been released to the public and must be exercised prior to commencement of Stage III exploration and development.

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

In December 2005, the Company announced that it had entered into an option agreement with Gallipoli Mining of Australia for the Property whereby Gallipoli may earn a 50% interest in the Property by incurring exploration expenditures of US$5.4 million over 3.5 years on the Property, Stages I and II. Gallipoli can may also increase their interest to 65% by funding and completing a bankable feasibility study on the Property within an additional 3 years, Stage III.

Stage I comprising a US$400,000 drilling program will commence in early January 2006.  The Company has the right to operate all exploration during Stages I and II.  In addition to the exploration expenditure commitments, Gallipoli has the right to exercise 320,000 warrants @ $0.90 only if they elect to proceed from Stage I to Stage II exploration.  The 320,000 warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program have been released to the public and must be exercised prior to commencement of Stage II exploration.  Gallipoli also has the right to exercise 215,000 warrants @ $1.35 only if they elect to proceed from Stage II to Stage III exploration.  The 215,000 warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage II exploration program have been released to the public and must be exercised prior to commencement of Stage III exploration.

In January and February 2006, a 2083 metre drill program was carried out on the Alto Dorado Property to test the largest and most northern one of three porphyry centres on the property.  Results confirm the presence of a very extensive porphyry style copper system.  In addition, two zones of high sulphidation alteration and mineralization (native sulphur, enargite, massive to vuggy silica and alunite) were intersected in the two northern most holes.  Two of the holes are believed to have been drilled over the centre of the system.  It is believed that a higher grade core could lie beneath this are as the alteration and mineralization was getting stronger with depth.  The drilling was funded by Gallipoli Mining and future drilling is recommended for the two southern porphyry targets and deeper drilling on the northern porphyry as well as the northern high sulphidation target.

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

Fecha: Noviembre,2002
Escala: 1 : 100,000

How acquired

The Property was originally staked by Britannia Gold. It currently consists of 4 claim blocks totaling approximately 3200 hectares. The details of each claim are below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

El Tigre 1	06/01/94	09/28/94	700	700
El Tigre 2	06/01/94	09/23/94	500	500
El Tigre 4	06/01/94	09/30/94	1000	1000
El Tigre 5	06/01/94	09/21/94	1000	1000

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

On November 28, 2005, Candente announced to have entered into an option agreement with Orex Ventures Inc. whereby Orex has the right to earn a 51% interest in the Pamel gold Property by incurring exploration expenditures of US$2.5 million over 3.5 years on the Property.  Candente has the right to operate all exploration over the 3.5 years.  In addition to the exploration expenditure commitments, Candente will receive 60,000 shares in Orex upon approval of the Agreement by the TSX Venture Exchange and additional staged share issuances totalling 250,000 shares in Orex by May 31st, 2010.

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

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 4,504.6003 HAS
DEPARTAMENTO: LIMA
PROVINCIA: CAJATAMBO
DISTRITO: CAUJUL
SUSTANCIAS: METALICAS

CIA.MINERA ORO CANDENTE S.A.

PROSPECTO PAMEL

Fecha:	Noviembre,2002	
Escala:	1 : 100,000

How acquired

The Pamel property consists of 7 claims of approximately 4,259 hectares which were acquired by staking. The details of each claim are listed below.

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size
Suro	09/10/97	11/25/97	800	800
Pamel 1	05/04/98	08/20/99	1000	590
Pamel 2	05/04/98	04/09/99	1000	953
Pamel 3	05/04/98	07/23/99	525	525
Pamel 4	05/04/98	08/16/99	1000	999
Pamel 6	05/03/99	02/06/01	650	640

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

In January 2003, the Company signed an agreement with Anglogold which granted Anglogold the right of first refusal over certain properties in Peru, including Pamel. Under the agreement, Anglogold had 6 months to conduct exploration on any of the properties included in the agreement. Within the six-month period, if Candente wished to sell all or part of its interest in any of the properties, Anglogold has 30 days to match the offer and acquire an interest. In July 2003, the RFR expired with no properties sold under the agreement and Candente retained its entire interest in the Pamel property.

On November 28, 2005, Candente announced they entered into an option agreement with Orex Ventures Inc. whereby Orex has the right to earn a 51% interest in the Pamel gold Property by incurring exploration expenditures of US$2.5 million over 3.5 years on the Property.  Candente has the right to operate all exploration over the 3.5 years.  In addition to the exploration expenditure commitments, Candente will receive 60,000 shares in Orex upon approval of the Agreement by the TSX Venture Exchange and additional staged share issuances totalling 250,000 shares in Orex by May 31st, 2010.

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

Current and Planned Work Program

Exploration commenced in December 2005 to delineate drill targets.  Over 2000 soil samples are planned to be collected.  A magnetic survey has been carried out over 205 km of grid and geological mapping is ongoing.  Drilling is anticipated to commence during the second quarter of 2006.

Lunahuana (Columbia) Property

The Lunahuana (formerly known as the Columbia) Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Lanahuana (Columbia) Property stemmed from earlier exploration work, as described below, that was done in the area.

Lunahuana is a 5,333 hectare disseminated copper/gold exploration project located in Central Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

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

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 5,106.7 HECTAREAS
DEPARTAMENTO: LIMA
DISTRITO: COAYLLO
PROVINCIA: CAÑETE
SUSTANCIAS: METALICAS

CIA. MINERA ORO CANDENTE S.A.

PROSPECTO LUNAHUANA

Fecha:	Noviembre,2002	
Escala:	1 : 100,000

How acquired

The property currently consists of 11 claim blocks totaling 5,333 as follows:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Columbia 5	06/28/96	09/26/96	1000	979
Columbia 6	06/28/96	10/25/96	400	263
Columbia 7	06/28/96	09/26/96	1000	1000
Columbia 8	06/28/96	10/30/96	1000	1000
Columbia 9	11/09/01	04/30/02	400	400
Columbia 10	11/09/01	04/30/02	100	100
Luna 3	11/13/01	03/11/02	390	390
Luna 4	05/03/02	11/21/02	300	300
Luna 6	03/03/03	07/25/04	200	200
Luna 7	04/29/05	07/12/05	300	300

On June 29, 1999, the Company entered into an option agreement with Britannia Gold to earn a 50% interest in the Las Sorpresas, Lunahuana and El Tigre properties in exchange for the Company paying the surface taxes due on the three properties in the amount of $19,200. The Company and Britannia would share exploration expenditures equally. If a partner failed to contribute its share in any specific property, that partner would suffer dilution of their interest on a straight-line basis. Due to Britannia’s non-contribution of some exploration expenditures, the Company’s ownership interest in the Lunahuana property increased to 51%. On January 31, 2001, the Company and Britannia signed a new agreement whereupon Britannia agreed to transfer their remaining interest in the three properties to the Company in exchange for the payment of 500,000 shares. The agreement was completed on February 20, 2002.

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

Planned Work Program

There is currently no work planned for this property as the Company has decided to concentrate its efforts on its other properties. A decision will be made as to any future work in the latter part of Fiscal 2006.

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
0. 10 20 30 40
Graphic Scale

How acquired

The Property was originally staked by Britannia Gold. It currently consists of 5 claim blocks totaling approximately 2827 hectares. The details of those claims are below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Las Sorpresas 1	03/07/94	10/27/97	1000	974
Las Sorpresas 3	03/07/94	08/26/94	900	900
Las Sorpresas 4	03/07/94	08/31/94	300	300
Las Sorpresas 5	03/07/94	12/30/94	300	190
Las Sorpresas 6	03/07/94	10/29/96	500	463

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

How Acquired

It consists of four claims currently totaling 3,151 hectares, which were acquired by the Company through staking. The details of each claim are given below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Picota 1	08/02/99	12/03/99	1000	1000
Picota 2	08/02/99	11/26/99	1000	1000
Picota 4	05/02/00	09/29/00	800	750
Picota 5	05/03/04	08/10/04	1000	955
Picota 6	05/03/04	08/13/04	200	77

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

Nine of the properties were subject (along with Pamel) to the Right of First Refusal (“RFR”) Agreement with Anglogold. The RFR expired unexercised in July 2003, and Candente retains its interests in all of the properties.  Details of those properties are given below:

		Title Grant Date	Hectares Staked	Actual Area Hectares	Registration Date
Project	Claim Name
Cañariaco	Cañariaco A	07/30/92	1000.00	1000.00
	Cañariaco B	07/30/92	1000.00	1000.00
	Cañariaco C	07/30/92	1000.00	1000.00
	Cañariaco D	07/30/92	500.00	500.00
	Cañariaco E	05/05/04	1000.00	660.50
	Cañariaco F1	07/23/04	1000.00	789.50
	Cañariaco G	08/19/05	1000.00	940.00

Jehuamarca	Jehuamarca 1	11/07/05	900.00	900.00
	Jehuamarca 2	11/09/05	900.00	900.00
	Jehuamarca 3	11/07/05	900.00	900.00
	Jehuamarca 4	11/16/05	900.00	900.00
Acos	Acos	PENDING	400.00	400.00
Alto Dorado	Ana de Chuco	02/27/98	1000.00	1000.00	07/23/04
	Ana de Chuco 3	04/17/00	400.00	400.00	07/23/04
	Luis	02/23/98	100.00	100.00	07/23/04
	Carlos II	12/30/97	1000.00	1000.00	07/23/04
	Toril I	04/29/03	1000.00	800.00	01/16/06
	Toril II	01/19/04	1000.00	200.00	01/16/06
	Toril III	03/11/04	300.00	300.00	01/16/06
	Toril IV	04/21/03	200.00	200.00	01/16/06
	Toril V	01/19/04	300.00	300.00	01/16/06
	Toril VI	08/13/04	1000.00	1000.00	01/16/06
	Toril VII	10/27/03	600.00	600.00	01/16/06
	Toril VIII	04/28/04	300.00	300.00	01/16/06
	Toril IX	12/11/03	300.00	300.00	01/16/06
	Toril X	12/11/03	200.00	200.00	01/16/06
	Toril XI	08/13/04	200.00	200.00	01/16/06
	Toril XII	01/26/05	900.00	400.00	01/16/06
	Toril XIII	01/19/05	1000.00	300.00	16/01/06
	Toril XIV	09/10/04	300.00	300.00	01/16/06
	Toril XV	01/10/05	200.00	200.00	01/20/06
	Toril XVI	PENDING	400.00	400.00
	Toril XVII	PENDING	800.00	800.00
	Toril XVIII	PENDING	300.00	300.00
	Toril XIX	PENDING	500.00	500.00
	Toril XX	PENDING	400.00	400.00
	Toril XXI	PENDING	100.00	100.00

As de Zinc	El As de Zinc I	05/06/04	1000.00	1000.00
	El As de Zinc II	03/29/04	500.00	500.00
	El As de Zinc III	06/07/04	400.00	400.00
	El As de Zinc IV	02/27/06	900.00	900.00
	El As de Zinc V	02/20/06	400.00	400.00
	El As de Zinc VI	02/23/06	1000.00	1000.00
	As de Zinc VII	02/20/06	800.00	800.00
	El As de Zinc VIII	PENDING	1000.00	1000.00

Cara Cara	Cara Cara	5/5/2004	400.00	398.28
	Cara Cara I	4/20/2004	200.00	200.00
	Cara Cara II	11/15/2004	1000.00	1000.00

Chaupiloma	Chaupiloma	03/30/05	200.00	200.00

Dylan	Dylan II	12/12/02	900.00	900.00

El Alamo	El Alamo I	06/30/98	200.00	200.00

El Tigre	Tigre Nº1	09/28/94	700.00	700.00
	Tigre Nº2	09/23/94	500.00	500.00
	Tigre Nº4	09/30/94	1000.00	1000.00
	Tigre Nº5	09/21/94	1000.00	1000.00

El Volcan	El Volcan	08/10/04	1000.00	1000.00

Fredito	Fredito IV	03/17/03	1000.00	1000.00	02/03/06
	Fredito V	12/12/02	1000.00	1000.00	02/03/06
	Fredito VI	08/13/04	200.00	200.00	02/03/06
	Fredito VII	03/30/05	100.00	100.00	02/03/06

	Fredito VIII	03/30/05	200.00	200.00	02/03/06

Isabelita	Isabelita II	10/21/04	400.00	400.00

La Cuesta	La Cuesta I	02/10/06	800.00	800.00
	La Cuesta II	02/27/06	400.00	400.00

La Grama	La Grama	11/30/05	900.00	900.00

Las Brujas	Las Brujas	12/04/00	1000.00	1000.00

Las Brujitas	Las Brujitas	06/23/03	1000.00	1000.00

Las Pavas	Las Pavas 1	PENDING	1000.00	1000.00

Las Sorpresas	Sorpresa Nº1	10/27/97	1000.00	973.31
	Sorpresa Nº3	08/26/94	900.00	900.00
	Sorpresa Nº4	08/31/94	300.00	300.00
	Sorpresa Nº5	12/30/94	300.00	189.14
	Sorpresa Nº6	10/29/96	500.00	462.20

Lima Mayo	Limon Mayo 1	09/20/05	1000.00	1000.00
	Limon Mayo 2	11/30/05	900.00	800.00
	Limon Mayo 3	09/20/05	900.00	900.00
	Limon Mayo 4	09/16/05	500.00	500.00
	Limon Mayo 5	09/27/05	200.00	200.00
	Limon Mayo 6	Processed by Joncijirca	900.00	900.00	Processed by Joncijirca

	Limon Mayo 7	Processed by Joncijirca	500	500.00	Processed by Joncijirca
	Limon Mayo 8	Processed by Joncijirca	400	400.00	Processed by Joncijirca

Linda Pata	Linda Pata	08/23/04	1000.00	998.1270
	Linda Pata II	05/07/04	400.00	251.33

Los Cedros	Los Cedros 1	PENDING	1000.00	1000.00
	Los Cedros 2	02/23/06	600.00	600.00
	Los Cedros 3	PENDING	400.00	400.00
	Los Cedros 4	PENDING	600.00	600.00
	Los Cedros 5	PENDING	100.00	100.00
	Los Cedros 6	PENDING	100.00	100.00

Lunahuaná (Formely Columbia)	Columbia 5	09/26/96	1000.00	978.40
	Columbia 6	10/25/96	400.00	263.41
	Columbia 7	09/26/96	1000.00	1000.00
	Columbia 8	10/30/96	1000.00	1000.00
	Columbia 9	04/30/02	400.00	400.00
	Columbia 10	04/30/02	100.00	100.00
	Luna 3	03/11/02	390.00	389.9988
	Luna 4	11/21/02	300.00	300.00
	Luna 5	08/18/04	500.00	256.3355
	Luna 6	07/25/03	200.00	200.00
	Luna 7	07/12/05	300.00	300.00
	Luna 8	11/10/05	200.00	200.00

Oro Chicama	Oro Chicama	08/13/04	800.00	800.00
	Oro Chicama II	10/18/04	500.00	500.00

Oro Queropalca	Oro Queropalca I	12/03/04	1000.00	1000.00
	Oro Queropalca II	07/17/03	700.00	700.00
	Oro Queropalca VI	08/04/04	400.00	358.9599
	Oro Queropalca VIII	08/23/04	800.00	800.00
	Oro Queropalca IX	02/27/06	1000.00	981.2465

Pamel	Suro	11/25/97	800.00	800.00
	Pamel 1	08/20/99	1000.00	588.61
	Pamel 2	04/09/99	1000.00	952.58
	Pamel 3	07/23/99	525.00	524.39
	Pamel 4	08/16/99	1000.00	998.85
	Pamel 6	02/06/01	650.00	640.15
	Pamel 7	12/03/04	100.00	0.1339

Picota	Picota 1	12/03/99	1000.00	1000.00
	Picota 2	11/26/99	1000.00	1000.00
	Picota 4	09/29/00	800.00	750.0278
	Picota 5	08/10/04	1000.00	955.3591
	Picota 6	08/13/04	200.00	77.1952

Quio	Quio

Rocoso	Rocoso	03/16/04	1000.00	1000.00
	Rocoso I	3/16/2004	200.00	200.00
	Rocoso II	3/16/2004	400.00	400.00

San Francisco	Francisco OCSA	10/24/03	800.00	800.00

Sharito	Sharito	10/20/04	600.00	600.00
	Sharito VIII	08/10/04	600.00	600.00
	Sharito IX	08/13/04	1000.00	1000.00

Totoras	Totoras I	08/04/04	500.00	500.00
	Totoras II	08/10/04	400.00	400.00

Tres Marias	Tres Marias I	03/24/03	1000.00	1000.00	02/03/06
	Tres Marias II	11/26/02	300.00	300.00	02/03/06
	Tres Marías III	12/12/02	100.00	100.00	02/03/06
	Tres Marías IV	02/21/05	500.00	500.00	02/03/06
	Tres Marías V	03/07/05	1000.00	1000.00	02/03/06
	Tres Marías VI	04/25/05	1000.00	1000.00	02/03/06
	Tres Marías VII	02/27/06	1000.00	1000.00
	Tres Marías VIII	02/03/06	100.00	100.00
	Tres Marías IX	02/07/06	700.00	700.00
	Tres Marias X	PENDING	600.00

Uchumachay	Uchumachay I	08/26/04	300.00	300.00
	Uchumachay 2	08/24/04	600.00	600.00

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

Originally, the Company had 1,919 claims totaling 47,975 hectares which the Company had grouped into several properties by location. The Company’s interest in these claims had been acquired through several methods, including staking, purchase and option agreements.  Several claims have been dropped and the Company now has 342 claims.

The Company had originally entered into 6 Option to Purchase and Royalty Agreements, which provided for the Company to earn a 100% interest in 7 properties. This has to date been reduced to 1 Option to Purchase and Royalty Agreements.  The Company had also entered into a Purchase and Royalty Agreement with Kevin Keats of Newfoundland by which the Company had earned a 100% interest in 1,346 mining claims.  These mining claims have also been reduced to 146 claims.

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

How Acquired

Under an agreement dated December 20, 2002 between the Company and Gilbert Lushman and Edwin Northcott (known collectively as the “Lushcott Group”), the Company can acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments totaling Cdn$100,920, issuing 120,000 common shares and incurring aggregate exploration expenditures of $500,000 under the following schedule:

Cash Payment Schedule:

Date of Payment	Amount
Effective Date of Agreement	$ 5,000	(Paid)
On or before December 25, 2002	10,400	(Paid)
On or before July 30, 2003	5,520	(Paid)
On or before December 30, 2003	25,000	(Paid)
On or before December 30, 2004	27,000	(Paid subsequent to December 2004 in 56, 250 Common Shares @ $0.48 issued on March 8, 2005. The $27,000.00 was received from Goldcorp)
On or before December 30, 2005	26,400	Paid subsequent to December 2005 in 40,000 Common Shares @ Cdn$0.66 issued on February 16, 2006.
Total	$ 99,320

Common Share Issuance Schedule

Date of Issuance	Amount of Shares
On the Approval Date	20,000	(Issued)
On or before December 30, 2003	30,000	(Issued)
On or before December 30, 2004	30,000	(Issued)
On or before December 30, 2005	40,000	(Issued)
Total	120,000

Minimum Property Expenditure Schedule:

Date of Required Expenditures	Exploration Amount
On or before November 30, 2003	$ 40,000
On or before November 30, 2004	$ 120,000	in the aggregate
On or before November 30, 2005	$ 270,000	in the aggregate
On or before November 30, 2006	$ 500,000	in the aggregate

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

In March 2004, the Company announced an agreement with Goldcorp on the Staghorn property. Goldcorp can earn a 70% interest in the property by assuming all of Candente’s expenditure obligations and completing a bankable feasibility study by January 2010. The option could be extended beyond the six-year period if expenditures have reached a minimum of $1 million per year by 2009.

On September 1, 2005 Candente announced Goldcorp Inc.’s decision to terminate the option agreements on the Staghorn and Linear Properties in Newfoundland.  Goldcorp also advised that they would maintain their investment in Candente as they wished to maximize value and believe in Candente’s Peruvian gold exploration projects may have excellent potential. Candente decided to maintain its interest in the Staghorn Property.

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

Current and Planned Work Program

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

In April 2005 Candente conducted a 12 hole, 1868 metre drill program.  The program was funded by Goldcorp and was carried out by Petro Drilling Company Limited of Newfoundland. Drilling targeted combinations of Induced Polarization chargeability highs, gold bearing structures interpreted from ground magnetics and airphoto interpretation, and associated anomalous gold values from trenches, rock float and lake bottom sediments.  Several targets remain untested due to problems with weather and drilling.

Of the twelve holes drilled, nine tested for gold in a number of different target combinations along the main trend of gold mineralization.  Two holes tested the potential for Buchans and Messina style volcanogenic massive sulphide (VMS) stratigraphy.  The final hole was located to test a unit of felsic volcanic rocks that trend into the north end of Wood Lake where elevated base metals values occur in lake-bottom sediments.  This hole did not reach bedrock due to overburden drilling difficulties.

The following grades and widths of gold mineralization were intersected in two holes that tested a felsic sill/dyke along a major structure: 1.49 grams per tonne (gpt) over 1.5 m, 1.69 gpt over 1.5 m, 2.01 gpt over 0.9 m, 6.25 gpt over 1.0 m and 11.25 gpt over 1.5 m within two larger intervals of 1.47 gpt over 22.5 m and 0.23 gpt over 52.9 m from the respective holes.  While these results are considered to be anomalous, the possibility of encountering a large bulk tonnage gold deposit within the explored area has been reduced.

The two holes that tested for VMS style stratigraphy did not intersect any base metal mineralization within interbedded mafic volcanic and sedimentary rocks. IP chargeability highs were explained by the presence of thinly banded pyrite within the sedimentary units. The more favourable felsic volcanic stratigraphy in the northern portion of the Staghorn property remains untested.

In light of the results obtained and the recent base and precious metal VMS discovery made by Messina Minerals Inc., 35 km to the northeast of the Staghorn property, the sequence of felsic volcanic and sedimentary rocks found in the northern portion of the Staghorn property is considered to have the best potential for further exploration on the property.

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

During 2003, the Company conducted mapping, sampling and trenching on the property. During 2004, the Company reviewed the results and further exploration on the project is anticipated; however, no definite schedule is currently in place. The Company plans to make a decision on this matter in mid Fiscal 2006.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in United States Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.16 as of December 31, 2005 and 1.17 as of March 24, 2006.

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

Results of Operations

Year Ended December 31, 2005 vs. the Year Ended December 31, 2004

The Net Loss for the year totaled ($1,426,952), or ($0.03) per share, compared with a loss of ($1,556,932), or ($0.04) per share, in the prior year.  The largest difference between the two years was a smaller foreign exchange gain in 2005 compared to 2004 arising from the monetary assets held in Canadian dollars.  Other changes occurred in International Security expense with a decrease to ($2,063) from ($30,837) as the company decided that the use of local security would better protect its personnel while in the field.  Legal, Audit and Accounting costs of ($106,912) versus ($94,612) due to higher legal fees and auditing costs of being listed on the Toronto Stock Exchange.  Management and Office salaries of ($166,325) versus ($115,167) and Office, Rent and Miscellaneous of ($114,712) compared to ($109,995) due to additional personnel and increase in office related costs.  Travel decreased to ($125,782) from ($156,743) as management attended several industry conferences during the period and travel to Peru to review new exploration programs.  Write off of deferred costs on its mineral exploration properties of ($419,470) compared to ($728,751) as the company wrote off deferred exploration costs on its Linear and Micheal’s Harbour properties.  These expenses are in combination with a lower interest income of $31,483 versus $51,577 due to lower average cash balance and reduced Stock Based Compensation expense of ($195,848) compared to ($222,686) in 2004.  to the company had a Foreign Exchange loss of $397 versus a Foreign exchange gain of $222,216 in 2004 which was due to a large change in the exchange rate for the Canadian dollar against the US dollar during 2004.

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

During Fiscal 2006 the Company anticipates continuing to conduct exploration on several of its properties in Peru, including drilling programs on the Alto Dorado, Cañariaco and limited exploration on 3 of its properties in Newfoundland.  The Company believes that it has sufficient capital to cover corporate expenses for the remainder of 2006, however, additional funds will be necessary for future periods, and management anticipates funding ongoing operations with the additional placement of common stock, as well as the exercise of outstanding options and warrants. The timing and amount of such stock placements is largely dependent upon favourable market conditions. If the Company is unable to raise additional funds, exploration activities will be curtailed and available funds will be used on the most advanced properties. The priority ranking of each property for available funds is impossible to determine at this time as ongoing exploration results will determine which properties in the Company’s portfolio should receive additional exploration.

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

Fiscal Year Ended December 31, 2005

The Company’s working capital at the end of the year totaled $737,387compared to working capital of $823,488 at the close of the prior year. The Company cash position decreased to $681,667 from $1,045,641. Liabilities totaled ($274,280) compared to ($420,070), with all amounts classified as current.

The Net Loss for the year was ($1,426,952). Operating Activities used cash of ($810,661), with the Net Loss partially offset by non-cash charges of Stock-based compensation of $195,848 and the Write-off of deferred costs related to mineral properties of $419,470. Investing Activities used cash of ($2,784,947), with Deferred exploration costs on its mineral properties using cash of ($2,324,248), Deferred acquisition costs of its mineral properties using cash of ($189,063), and Acquisition of Capital Assets using cash of ($55,894). Financing Activities provided cash of $3,231,634. The issuance of common shares provided cash of $3,071,864 and option payments and exploration funds received provided cash of $300,000.

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

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP applicable to mining exploration companies, exploration expenditures may be deferred on prospective claims until such time as it is determined that further exploration is not warranted, at which time the claim costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. Under US GAAP, exploration expenditures are disclosed in the statements of cash flows under Operating Activities while under Canadian GAAP they are disclosed as Investing Activities. Therefore, under US GAAP, the Company has expensed all of its deferred property costs which was ($6,717,218) as of December 31, 2005. For 2005, the Company’s net loss of ($1,426,952) under Canadian GAAP was increased under US GAAP by ($1,707,877) for FY 2005’s Deferred Property Expenditures. After deducting the Claim Costs written off under Canadian GAAP and the foreign exchange gain which is included in other comprehensive income under US GAAP, the FY 2005 Net Loss under US GAAP totaled ($3,164,829).

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released from trading or until all contingencies upon which the release of the shares relies have been met. At December 31, 2005, the contingency for release of escrowed shares had been met, therefore there is no difference.

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

Under US GAAP, the Accumulated other comprehensive income related to these two items as of December 31, 2005 is $235,397.

Due to these requirements under US GAAP, the Accumulated Deficit under US GAAP as of December 31, 2005 is ($12,851,542).

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

The Company's financial statements are stated in U.S. Dollars (USD$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 14 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was 1.16 as of December 31, 2005.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 03/28/06 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada, except Ing. Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru and Larry Kornze and Peter Megaw who are residents of the United States.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed
Joanne C. Freeze	48	July 1997
Ing. Fredy Jose Huanqui Guerra	54	April 1999
Peter de Visser	56	July 1997
Larry Kornze	58	October 2002
Michael Casselman	60	July 2004
James Currie	51	October 2004
Peter Megaw	53	November 2004

Table No. 6 lists, as of 03/28/06, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada, except Ing. Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru.

Table No. 6

Executive Officers

Name	Age	Position	Date of Appointment
Joanne C. Freeze	48	President and CEO	July 1997
Ing. Fredy Jose Huanqui Guerra	54	VP Exploration Latin America	April 1999
Peter de Visser	56	Chief Financial Officer	July 1997
Maria Eugenia Montagne	41	Corporate Secretary/Treasurer	July 2002
Michael Casselman	60	General Manager, Exploration	February 2004

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

COMPENSATION

The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during the last 3 fiscal years:

Table Number 7

Compensation of Officers and Directors

Annual Compensation

Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation (1)	Stock Options Granted

Joanne Freeze President, Chairman and CEO, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$76,800 $76,800 $63,600	150,000 Nil 250,000
Ing. Fredy Jose Huanqui Guerra VP Exploration Latin America, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$76,800 $76,800 $63,600	150,000 None 250,000
Peter de Visser CFO, Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$14,827 $21,303 $7,685	50,000 Nil 145,000
Larry Kornze Independent Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 150,000 200,000

Michael Casselman General Manager Exploration, Director	2005 2004	Nil Nil	Nil Nil	Nil Nil	Nil 400,000
James Currie	2005	Nil	Nil	Nil	Nil
Director	2004	Nil	Nil	$15,669.77	250,000

Maria Eugenia Montagne Corporate Secretary/Treasurer	2005 2004 2003	$55,200 $55,200 $50,000	Nil Nil Nil	Nil Nil Nil	40,000 Nil 150,000

(1) For additional information regarding “Other Compensation”, See Item 7, Interest of Management in Certain Transactions.

The Company may grant stock options to Executive Officers and employees; refer to Item #10 "Options to Purchase Securities from Registrant or Subsidiaries".

During Fiscal 2005, ended 12/31/05 no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000 except as listed above.

No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company for Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Staffing

As of March 28, 2006 the Company had three full time employees and four full time Officers in Canada and nine full time employees and one full time officer in Peru. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 8 lists, as of 03/28/06, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class
Common	Joanne C. Freeze (1)	1,946,000	4.38%
Common	Ing. Fredy Jose Huanqui Guerra (2)	1,711,000	3.85%
Common	Peter de Visser (3)	1,127,001	2.55%
Common	Larry Kornze (4)	455,000	1.03%
Common	Maria Eugenia Montagne (5)	341,500	0.77%
Common	Michael Casselman (6)	500,000	1.13%
Common	James Currie (7)	250,000	0.57%
Common	Peter Megaw (8)	260,000	0.59%
	Total Directors/Officers	6,495,501	13.82%

(1)

600,000 of these shares represent currently exercisable share purchase options; 296,000 of these shares are held indirectly through Stillwater Enterprises, a private company owned 50% by Joanne Freeze and which she is deemed to have voting control.

(2)

600,000 of these shares represent currently exercisable share purchase options;

(3)

300,000 of these shares represent currently exercisable share purchase options; 197,001 of these shares are held indirectly in the name of Matkat Holdings, Ltd., a private company which is controlled by Peter de Visser.

(4)

365,000 of these shares represent currently exercisable share purchase options.

(5)

300,000 of these shares represent currently exercisable share purchase options.

(6)

500,000 of these shares represent currently exercisable share purchase options;

(7)

250,000 of these shares represent currently exercisable share purchase options; and

(8)

250,000 of these shares represent currently exercisable share purchase options.

# Based on 43,821,378 shares of common stock outstanding as of March 6, 2006 and currently exercisable stock options and escrow shares held by each beneficial holder.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The Company regularly engages members of management and/or outside companies in which officers and directors have an interest for purposes of management, geological consulting and accounting services.

The Company pays Joanne Freeze, President, Management Fees through Stillwater Enterprises Ltd., a company owned by Joanne Freeze and husband Arthur Freeze. In FY 2005, the Company paid her $20,976 (2004 – $13,860, 2003 - $13,860) for management services.

The Company has engaged Fredy J. Huanqui, Director, and Stillwater Enterprises Ltd., a company owned by Joanne Freeze and her husband Arthur Freeze, to conduct geological work on its mineral exploration properties. In FY 2005, the Company paid Fredy Huanqui $76,800(2004 - $76,800 2003 - $63,600) and Stillwater Enterprises $55,823(2004 – $49,740, 2003 - $49,740) for Geological Consulting Services.

The Company has engaged De Visser Gray for accounting services. Peter de Visser, CFO and Director, is a principal of De Visser Gray. In FY 2005, the Company paid $14,692 (2004 – $21,303, $2003 - $7,675) in Accounting Fees.

From time to time, the members of Management and Directors listed above have elected to defer the fees incurred into future periods. The debt is non-interest bearing and non-secured. As of December 31, 2005 the date of the most recent audited financial statements the Company owed $Nil (2004 - $Nil, 2003 - $14,967) in fees which have been incurred but not yet paid.

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

Item 9.  Offer and Listing of Securities

NATURE OF TRADING MARKET

The Company's common shares trade on the Toronto Stock Exchange ("TSX") in Vancouver, British Columbia, Canada under the trading symbol "DNT" and CUSIP #92293110C.  The Company's common shares commenced trading on the TSX-V May 15, 2000. The closing price of the Company’s common stock was $0.60 on December 31, 2004.  The Company was listed on the TSX on November 18, 2004

Table No. 10 lists the volume of trading and high, low and closing sales prices on the TSX and TSX-V for shares of the Company's common stock for the last six fiscal quarters.

Table No. 10

Canadian Venture Exchange Stock and Toronto Stock Exchange Trading Activity

(in Canadian dollars)

Period Ended	Average Daily Volume	High	Low	Close

December 2005	148,685	0.72	0.56	0.67
November 2005	100,477	0.63	0.46	0.59
October 2005	55,335	0.61	0.42	0.49
September 2005	150,580	0.67	0.53	0.53
August 2005	98,322	0.79	0.50	0.60
July 2005	88,915	0.72	0.53	0.59
June 2005	51,900	0.69	0.36	0.63
May 2005	63,409	0.50	0.31	0.36
April 2005	30,076	0.51	0.40	0.47
March 2005	117,477	0.59	0.42	0.45
February 2005	86,250	0.62	0.32	0.57
January 2005	55,895	0.65	0.42	0.45

Quarter ended 12/31/05	101,499	0.72	0.42	0.67
Quarter ended 09/30/05	112,606	0.79	0.50	0.53
Quarter ended 06/30/05	48,461	0.69	0.31	0.63
Quarter ended 03/31/05	86,541	0.65	0.32	0.45

Quarter ended 12/31/04	60,729	0.80	0.48	0.60
Quarter ended 09/30/04	49,013	0.67	0.42	0.55
Quarter ended 06/30/04	62,014	1.02	0.55	0.63
Quarter ended 03/31/04	75,216	1.17	0.83	0.92

Quarter ended 12/31/03	111,929	1.39	0.82	1.02
Quarter ended 09/30/03	71,173	0.98	0.65	0.88
Quarter ended 06/30/03	78,802	0.85	0.45	0.55
Quarter ended 03/31/03	56,587	0.91	0.52	0.77

Quarter ended 12/31/02	34,286	0.65	0.30	0.61
Quarter ended 09/30/02	24,838	0.62	0.26	0.40
Quarter ended 06/30/02	65,916	0.65	0.28	0.50
Quarter ended 03/31/02	28,661	0.32	0.15	0.28

Quarter ended 12/31/01	21,610	0.17	0.20	0.14
Quarter ended 09/30/01	8,449	0.23	0.12	0.13
Quarter ended 06/30/01	6,319	0.34	0.14	0.15
Quarter ended 03/31/01	7,740	0.35	0.15	0.18

Year ended 12/31/05	87,267	0.79	0.31	0.67
Year ended 12/31/04	60,290	1.17	0.42	0.60
Year ended 12/31/03	79,623	1.39	0.45	1.02
Year ended 12/31/02	38,425	0.65	0.15	0.61
Year ended 12/31/01	11,029	0.35	0.12	0.14
Year ended 12/31/00	25,800	0.50	0.16	0.22

Table No. 11 lists, as of March 20, 2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table 11

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Remaining Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

300,000	$0.70	October 22, 2006
320,000	$0.90

Only when the holder elects to proceed from Stage I to Stage II exploration pursuant to the Alto Dorado Property Option Agreement dated December 7, 2005.  These Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program have been released to the public and must be exercised prior to commencement of Stage II exploration

215,000	$1.35

Only when the holder elects to proceed from Stage II to Stage III exploration and development pursuant to the Alto Dorado Property Option Agreement dated December 7, 2005.  These Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the  Stage II exploration have been released to the public and must be exercised prior to commencement of Stage III exploration and development

835,000	Total

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

Shareholder Information

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, Pacific Corporate Trust Company in Vancouver, British Columbia.

On March 17, 2006, the shareholders' list for the Company's common shares showed 40 registered shareholders and 43,821,378 shares issued and outstanding. Of this total, 13 registered common shareholders holding 5,426,450 shares, or 12.38% of the total shares outstanding, were resident in the United States (as of March 21, 2006).

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 40 shareholders of its common stock.

On March 20, 2006, the Company was aware of 2 holders of its Share Purchase Warrants, 0 of which are located in the United States.  These warrants were issued in conjunction with private placements and are non-transferable.

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

Item 10.  Additional Information

A. Share Capital

The authorized capital of the Company is 100,000,000 common shares and an unlimited number of special shares.  As of 12/31/05, the end of the Company's most recently available fiscal year, 43,718,954 common shares were outstanding.

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

In April 2005, the Company completed a non-brokered private placement of 7,450,000 shares at a price of Cdn$0.50 for gross proceeds of Cdn$3,725,000 to seven institutional placees.  In consideration of introductions made to two of the placees, Meridian Capital International Inc. received a commission in the amount of Cdn$173,250 and 300,000 share purchase warrants.  The commission was 7% of proceeds from the two placees and the warrants were equal to 6% of the numbers of shares sold to the two placees.  Each warrant is exercisable at a price of $0.70 for a period of eighteen months until October 22, 2006.  If the warrants were exercised within the first four-month hold period of the term, the shares issued upon exercise will be subject to a hold period, expiring August 23, 2005.  The warrants were not exercised.

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

Stock Options

Incentive Stock Options to purchase securities from Registrant are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the Toronto Stock Exchange.

At the Annual General Meeting of the Company held on June 15, 2005, Shareholders approved an Amended Stock Option Plan for the Company. The details of the amended plan are as follows:

1.

PURPOSE

The purpose of this Stock Option Plan (the “Plan”) is to encourage common stock ownership in Candente Resource Corp. (the “Company”) by directors, officers and employees of the Company or any subsidiary of the Company, by consultants of the Company or any affiliate of the Company, or by an employee of a company which provides management services to the Company at the time an option is granted hereunder (hereinafter referred to as “Optionees”) who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional incentive for superior performance by such persons and to enable the Company to attract and retain valued directors, officers, employees and consultants by granting options (the “Options” or “Option”) to purchase unissued common shares (the “Common Shares”) of the Company on the terms and conditions set forth in this Plan and any stock option agreements (the “Stock Option Agreements”) entered into between the Company and the Optionees in accordance with the Plan.

2.

ADMINISTRATION

The Plan shall be administered by a committee (the “Administrator”) to be appointed by the board of directors (the “Board of Directors”) and whose members will consist initially of: Joanne C. Freeze, President and Chief Executive Officer; Michael Casselman, Director; and Lola Montagne, Corporate Secretary.  No member of the Administrator shall by virtue of such appointment be disentitled or ineligible to receive Options.  The Administrator shall have full authority to interpret the Plan and to make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of the Board of Directors and management, and the decision of the Administrator shall be binding and conclusive.  The decision of the Administrator shall be binding, subject to any express direction by resolution of the Board of Directors of the Company from time to time and further provided that a decision of the majority of persons comprising the Board of Directors in respect of any matter hereunder shall be binding and conclusive for all purposes and upon all persons.  The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications as they in their absolute discretion consider necessary for the implementation of the Plan.

3.

NUMBER OF SHARES SUBJECT TO OPTIONS

The Board of Directors of the Company will make available that number of Common Shares for the purpose of the Plan that has been approved by resolution of the shareholders of the Company, subject to the following limitations:

(a)

Subject to adjustment by resolution of the shareholders of the Company or by operation of section 6 or section 7 hereunder, the aggregate number of Common Shares issuable pursuant to the Plan shall not exceed 15% of the Company’s issued Common Shares on the date on which an Option is granted under the Plan, including outstanding unexercised Options granted prior to June 15, 2005, being the date that this Plan was amended.  The number of Common Shares issued hereunder may be increased or changed by the Administrator, subject to the approval of the Toronto Stock Exchange or any other stock exchange having jurisdiction over the Company at the time (the “Exchange”) and the Company’s shareholders.

(b)

Subject to section 3(a) hereunder, the number of Common Shares issuable to insiders of the Company, at any time, under the Plan and all other security based compensation arrangements shall not exceed ten percent of the issued and outstanding Common Shares.

(c)

Subject to section 3(a) hereunder, the number of Common Shares issued to insiders of the Company, within any one-year period, under the Plan and all other security based compensation arrangements, shall not exceed ten percent of the issued and outstanding Common Shares.

In the event that Options granted under the Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.  In the event that Options granted under the Plan are exercised in whole or in part, the Common Shares issued upon such exercise will be automatically reloaded into the Plan reserve and new Options may be granted covering the Common Shares purchased under such exercised Options.

4.

PARTICIPATION

Options shall be granted under the Plan only to Optionees as shall be designated from time to time by the Administrator and shall be subject to the approval of such regulatory authorities as the Administrator shall designate, which shall also determine the number of Common Shares subject to such Option.  For the purposes of the Plan, “consultant” means a person or company, other than a director, officer or employee of the Company, that is engaged to provide services to the Company or an affiliate, other than services in relation to a distribution, under a written contract for an initial, renewable or extended period of 12 months or more and otherwise meets the definition of “consultant” contained in Multilateral Instrument 45-105 and the definition of “service provider” in the policies of the Exchange, and includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner.

If the Optionee is an employee, consultant or employee of a company which provides management services to the Company, the Company must represent to the Exchange that the Optionee is a bona fide employee, consultant or employee of a company which provides management services to the Company.

In addition to the Optionees described above, Options may be granted under the Plan to a personal holding company wholly owned by a person eligible to be granted options under the Plan provided the Optionee executes an undertaking in a form as may be required by the Exchange or the Company.

5.

TERMS AND CONDITIONS OF OPTIONS

The terms and conditions of each Option granted under the Plan shall be set forth in written Stock Option Agreements between the Company and the Optionee.  Such terms and conditions shall include the following as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Administrator or as may be required pursuant to the rules or policies of any regulatory authority having jurisdiction over the Company:

(a)

Option Exercise Price:  The option exercise price (the “Option Exercise Price”) of any Option granted under the Plan shall be equal to or greater than the Market Price on the trading day immediately preceding the day on which the Option has been granted under this Plan; subject in either case to a minimum of $0.10 per Common Share.  For the purposes of the Plan, “Market Price” is defined as the closing price of the Common Shares as traded on the Exchange.

(b)

Term of Options:  Options may be granted under this Plan exercisable over a period to be determined by the Administrator having regard to such factors as the nature of the relationship of each Optionee to the Company, the length of service and the duties of the Optionee.  Each Option shall be subject to earlier termination as provided in subparagraph (e) below.

(c)

Payment:  The full purchase price of Common Shares purchased under the Option shall be paid in cash, certified cheque or bank draft, upon the exercise thereof.  A holder of an Option shall have none of the rights of a shareholder until the Common Shares are issued to him or her.  All Common Shares issued pursuant to the exercise of Options granted under the Plan, will be so issued as fully paid and non-assessable Common Shares.  No Optionee or his or her legal representatives, legatees or distributes will be, or will be deemed to be, a holder of any Common Shares subject to an Option under this Plan, unless and until certificates for such Common Shares are issued to him or her under the terms of the Plan.

(d)

Exercise of Options:  The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, addressed to the Secretary of the Company, specifying the number of Common Shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Common Shares with respect to which the Option is exercised.  An Option may be exercised in full or in part at any time during the term of the Option.  This Plan shall not confer upon the Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any subsidiary or affiliate of the Company.

(e)

Termination of Options:  Any Option granted pursuant hereto, to the extent not validly exercised, and save as expressly otherwise provided herein, will terminate on an earlier date to be determined by the Administrator having regard to such factors as the nature of the relationship of each Optionee to the Company, the length of service and the duties of the Optionee.

(f)

Non-transferability of Options:  No Option shall be assignable or transferable by the Optionee other than by will or the laws of descent and distribution and shall be exercisable during his lifetime only by him.

(g)

Applicable Laws or Regulations:  The Company’s obligation to sell and deliver Common Shares under each Option is subject to such compliance by the Company and any Optionee as the Company deems necessary or advisable with all laws, rules and regulations of Canada and the United States of America and any Provinces and/or States thereof applying to the authorization, issuance, listing or sale of securities and, if the Common Shares of the Company are listed on an Exchange, is also subject to the Exchange accepting for listing the Common Shares which may be issued in exercise thereof.

(h)

Amendment of Options Held by Insiders:  The approval of the disinterested shareholders of the Company shall be required for the following:

(i)

the reduction in the Option Exercise Price or the extension of the term of an Option if the Optionee is an insider of the Company at the time of the proposed amendment; and

(ii)

the grant of any new Option to an Optionee who is an insider of the Company where the new Option is granted within three months of the date of cancellation of a previous Option with different terms held by the same insider.

6.

ADJUSTMENT IN EVENT OF CHANGE IN STOCK

Each Option shall contain uniform provisions in such form as may be approved by the Administrator to appropriately adjust the number and kind of Common Shares covered by the Option and the exercise price of Common Shares subject to the Option in the event of a declaration of stock dividends, or stock subdivisions or consolidations or reconstruction or reorganization or recapitalization of the Company or other relevant changes in the Company’s capitalization (the “Change in Capitalization”) (other than issuance of additional shares) to prevent substantial dilution or enlargement of the rights granted to the Optionee by such Option.  The number of Common Shares available for Options under the Plan shall be adjusted to reflect the Change of Capitalization, the number of Common Shares receivable on the exercise of an Option granted under the Plan shall be adjusted to include or reflect the Number of Common Shares which the Optionee would have received upon such Changes in Capitalization as if the Optionee had exercised his Option immediately prior to the record date applicable to such Change in Capitalization, and the Option Exercise Price shall be adjusted appropriately by the Administrator and such adjustment shall be effective and binding for all purposes of the Plan, provided, however, that no adjustment will obligate the Company to issue or sell fractional shares.

7.

AMALGAMATION, CONSOLIDATION OR MERGER

If the Company amalgamates, consolidates with or merges with or into another corporation, which it reserves the right to do, any Common Shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his Option immediately prior to the record date applicable to such amalgamation, consolidation or merger, and the Option Exercise Price shall be adjusted appropriately by the Administrator and such adjustment shall be binding for all purposes of the Plan.

8.

EFFECT OF TAKEOVER BID

If a person (an “Offeror”) makes a bona fide offer (the “Offer”) for Common Shares to a Optionee or to shareholders of the Company generally or to a class of shareholders that includes a Optionee, which Offer, if accepted in whole or in part, would result in the Offeror exercising control over the Company, then immediately on the Company receiving notice of the Offer:

(a)

all unvested Options will become vested and exercisable by the Optionee, despite any vesting schedule applicable to any unexercised Options; and

(b)

the Company will give each Optionee currently holding an Option written notice of:

(i)

the Offer, with full particulars thereof; and

(ii)

the number of Options eligible for exercise by the Optionee.

Following receipt of the Company’s notice, a Optionee may exercise his or her Option in whole or in part so as to permit each Optionee to tender the Common Shares received on exercise (the “Option Shares”) pursuant to the Offer.

If an Optionee exercises his or her Option as a result of an Offer and if:

(a)

the Offer is not completed within the time specified in the Offer; or

(b)

the Optionee does not tender the Option Shares pursuant to the Offer; or

(c)

the Offeror does not take up and pay for all of the Option Shares tendered by the Optionee pursuant to the Offer,

then the Optionee will return to the Company the Option Shares or, in the case of clause (c) above, the Option Shares that are not taken up and paid for, and the Company will reinstate the Option Shares as authorized but unissued Common Shares and the terms of the Option, including any vesting schedule, as set forth in the Plan and the Stock Option Agreement will again apply to the Option.  If an Optionee returns any Option Shares to the Company under this section 8, the Company will refund the Option Exercise Price to the Optionee for those Option Shares.  The Optionee will not be entitled to sell the Option Shares except pursuant to the Offer.

“Control” means: (i) the right to exercise 20% or more of the voting rights attached to all of the Company’s outstanding voting securities; or (ii) the right to elect or appoint, directly or indirectly, a majority of the Company’s directors.

9.

SECURITIES REGULATION AND APPROVALS

The Company’s obligation to authorize, issue, and deliver Common Shares upon exercise of any Option is subject to:

(A)

THE SATISFACTION OF ALL REQUIREMENTS UNDER APPLICABLE SECURITIES LAWS AND THE RECEIPT OF ALL REGULATORY APPROVALS THAT THE COMPANY OR ITS COUNSEL DETERMINES TO BE NECESSARY OR ADVISABLE IN CONNECTION WITH THE AUTHORIZATION, ISSUANCE, OR DELIVERY;

(B)

THE LISTING OF THOSE COMMON SHARES ON THE EXCHANGE; AND

(C)

THE RECEIPT FROM AN OPTIONEE OF ANY REPRESENTATIONS, WARRANTIES, AGREEMENTS, AND UNDERTAKINGS AS TO FUTURE DEALINGS IN COMMON SHARES PURCHASED UNDER ANY OPTION THAT THE COMPANY OR ITS COUNSEL DETERMINES TO BE NECESSARY OR ADVISABLE TO SAFEGUARD AGAINST THE VIOLATION OF THE SECURITIES LAWS OF ANY JURISDICTION.

The Company will take all reasonable steps to obtain any authorizations, approvals, and registrations that may be necessary for the issuance of Common Shares under any Option in compliance with applicable securities laws and for the listing of those Common Shares on the Exchange on which the Common Shares are then listed.

The inability of the Company to obtain any authorizations, approvals, or registrations necessary for the lawful issuance of any Common Shares upon exercise of any Option deemed reasonable by the Administrator will relieve the Company, the Administrator, and the Board of Directors of any liability in respect of the non-issuance of the Common Shares for which the required authorizations, approvals, or registrations were not obtained.  If any Common Shares cannot be issued to any Optionee for whatever reason, the obligation of the Company to issue such Common Shares shall terminate and any Option Exercise Price paid to the Company will be returned to the Optionee.

10.

STOCK EXCHANGE RULES

The rules of any Exchange upon which the Common Shares are listed shall be applicable relative to Options granted to Optionees and are deemed to be incorporated herein.  If, at any time, such rules differ from specific terms of this Plan (the “Differing Terms”), then the rules of the Exchange shall always apply and govern and the Differing Terms shall be of no force and effect.

11.

AMENDMENT AND DISCONTINUANCE OF PLAN

The Board of Directors may from time to time:

(a)

amend or revise the terms of the Plan, subject to Exchange and shareholder approval, if required; or;

(b)

discontinue the Plan at any time,

provided however that save and except by operation of section 10, no such amendment, revision or discontinuance may, without the consent of the Optionee, adversely affect the Optionee’s rights under any Option theretofore granted under the Plan.

The following types of amendments or revisions to the Plan shall not require approval of the Company’s shareholders:

(a)

amendments of a “housekeeping” nature;

(b)

a change to the vesting provisions of the Plan or any Option;

(c)

a change to the termination provisions of the Plan or any Option which does not entail an extension beyond the original expiry date; and

(d)

the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of the underlying Common Shares from the reserve under the Plan.

The following types of amendments or revisions to the Plan, and any other amendments or revisions determined by the Exchange, shall require approval of the Company’s shareholders:

(a)

any amendment to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage.  A change to a fixed maximum percentage which was previously approved by shareholders will not require an additional shareholder approval;

(b)

any change to the eligible Optionees that would have the potential of broadening or increasing insider participation;

(c)

the addition of any form of financial assistance to Optionees;

(d)

any amendment to a financial assistance provision that is more favourable to Optionees;

(e)

the addition of a cashless exercise feature, payable in cash or securities, that does not provide for a full deduction of the number of underlying Common Shares from the Plan reserve; and

(f)

the addition of a deferred or restricted share unit or any other provision that results in Optionees receiving Common Shares while no cash consideration is received by the Company.

The Company shall file with the Exchange for pre-clearance the materials to be provided to shareholders in advance of mailing them.

12.

EFFECTIVE DATE AND DURATION OF PLAN

Subject to regulatory compliance, the Plan shall remain in full force and effect from the date provided in the resolution of shareholders approving the Plan and from year to year thereafter until amended or terminated and for so long thereafter as Options remain outstanding in favour of any Optionee.

13.

VESTING

Any Options granted under the Plan shall vest in the Optionee, and may be exercisable by the Optionee in accordance with a vesting schedule to be determined by the Administrator having regard to such factors as the nature of the relationship of each Optionee to the Company, the length of service and the duties of the Optionee.

14.

CASHLESS EXERCISE OF OPTIONS

The Administrator may, in its discretion, provide an Optionee with the right and option to exercise an Option (or of any portion thereof remaining unexercised) by electing to receive Common Shares equal in value to the difference between the Option Exercise Price and the Market Price on the date of exercise computing using the following formula, with either a partial or a full deduction of the number of underlying Common Shares from the Plan reserve:

X = Y (A-B)

A

Where

X

=

the number of Common Shares to be issued to the Optionee.

Y

=

the number of Common Shares purchasable under the Option (at the date of such calculation).

A

=

Market Price of one Common Share of the Company (at the date of such calculation).

B

=

Option Exercise Price (as adjusted to the date of such calculation).

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of March 20, 2006, as well as the number of options granted to Directors and all employees as a group.  The exercise price of the options is stated in Canadian Dollars.

Table No. 12

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Expiration Date
Joanne Freeze President & CEO, Director	100,000 100,000 100,000 50,000 100,000 150,000	$0.70 0.33 0.48 0.48 0.80 0.70	01/03/11 09/06/07 01/17/08 02/04/08 10/31/08 01/06/10
Ing. Fredy Jose Huanqui Guerra VP Exploration Latin America, Director	100,000 100,000 100,000 50,000 100,000 150,000	$0.70 0.33 0.48 0.48 0.80 0.70	01/03/11 09/06/07 01/17/08 02/04/08 10/31/08 01/06/10
Larry Kornze Director	65,000 100,000 50,000 50,000 100,000	$.33 0.33 0.48 0.48 0.80	05/31/07 05/30/07 01/17/08 02/04/08 10/31/08
Peter de Visser CFO, Director	43,750 61,250 75,000 50,000 20,000 50,000	$0.70 0.33 0.48 0.48 0.80 0.70	01/03/11 09/06/07 01/17/08 02/04/08 10/31/08 01/06/10
Maria Eugenia Montagne, Corporate Secretary/Treasurer	40,000 16,250 53,750 50,000 50,000 50,000 40,000	$0.70 0.23 0.33 0.48 0.48 0.80 0.70	01/03/11 04/04/07 09/06/07 01/17/08 02/04/08 10/31/08 01/06/10
Michael Casselman Manager of Exploration, Director	100,000 326,500 73,500	$0.70 0.80 0.70	01/03/11 02/03/09 07/06/09
James Currie Director	250,000	$0.70	10/07/09
Peter Megaw Director	100,000 50,000 100,000	$0.70 0.70 0.70	08/19/09 10/07/09 01/06/10
Total Officers/Directors (8 persons)	3,165,000

Total Employees/Consultants (29 persons)
Total Officers/Directors/ Employees/Consultants(37 persons)

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

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

The Company’s chief executive officer, Joanne Freeze, and chief financial officer, Peter de Visser, have evaluated and reviewed our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon this evaluation and review, the officers have concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to the information relating to the Company and the Company’s consolidated subsidiaries required to be included in this Form 20-F Annual Report and sufficient to comply with Rules 13a-15(c) and 15d-15(c) of the Securities Exchange Act of 1934.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There were no changes in the Company’s internal controls over financial reporting that occurred during the Company’s most recently completed fiscal year that has affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

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

Item 16B.  Code of Ethics

The Company does not currently have a Code of Ethics. Management is currently drafting a Code of Ethics which is intended to be in place for fiscal 2006.

Item 16C.  Principal Accountant Fees and Services

The following table details the fees paid by the Company to Staley Okada & Partners and Beauchamp & Company for professional services provided to the Company for fiscal years, 2003, 2004 and 2005, ended December 31.

	Fiscal Year Ended December 31
	2005	2004	2003
Audit Fees:
Audit Fees: (1)	Cdn$ 37,000(3)	Cdn$ 35,679	Cdn$ 11,375
Audit Related Fees: (2)	Nil	Nil	8,400
Tax Fees	Nil	845	1,384
Other Fees	Nil	2,334	Nil

Total Fees:	Cdn$ 37,000(3)	Cdn$ 35,679	Cdn$ 21,159

(1) Fees related to the audit of the Company’s financial statements for the years ended December 31, 2003, 2004 and 2005 and review of the Company’s responses to comments presented by securities regulators.

(2) Includes fees related to the review of the Company’s interim financial statements and review of filings for the British Columbia Securities Commission.

(3) Management estimate as the Company has not been billed for services.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (USD$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Staley, Okada & Partners, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2005, Fiscal 2004 and Fiscal 2003

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report.  The report of Staley, Okada & Partners, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated March 22, 2006

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference, dated March 22, 2006

Balance Sheets at December 31, 2005 and December 31, 2004

Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003 and Cumulative, inception to December 31, 2005.

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 and Cumulative, inception to December 31, 2005.

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

Signature Page

CANDENTE RESOURCE CORP.

Consolidated Financial Statements

December 31, 2005

(Stated in U.S. Dollars)

Management’s Responsibility for

the Consolidated Financial Statements

The accompanying consolidated financial statements of Candente Resource Corp. and its subsidiaries and all information in the annual report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements necessarily include some amounts that are based on management’s best estimates, which have been made using careful judgment.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial and operating data elsewhere in the annual report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of Candente Resource Corp. and its subsidiaries have developed and continue to maintain systems of internal accounting controls, and segregation of duties and responsibilities whenever possible.

Although no cost effective system of internal control will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the consolidated financial statements.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its Audit Committee, consisting of non-executive directors. The Audit Committee meets periodically with management and with the external auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls, and to review and discuss the consolidated financial statements and financial reporting matters.

The consolidated financial statements have been audited by Staley, Okada & Partners, Chartered Accountants, who have full access to the Audit Committee, with and without the presence of management. Their report follows.

“Joanne C. Freeze”

“Peter de Visser”

Joanne C. Freeze

Peter de Visser

President and Chief Executive Officer

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of Candente Resource Corp.:

We have audited the accompanying consolidated balance sheets of Candente Resource Corp. (the “Company”) as at December 31, 2005 and 2004 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

The prior year figures, as at December 31, 2003 and for the year ended December 31, 2003 which are presented for comparative purposes, were audited by another firm of Chartered Accountants, who issued an unqualified opinion dated May 17, 2004.

“Staley, Okada & Partners”

Vancouver, B.C.

STALEY, OKADA & PARTNERS

March 22, 2006

CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Reader On Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated March 22, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

“Staley, Okada & Partners”

Vancouver, B.C.

STALEY, OKADA & PARTNERS

March 22, 2006

CHARTERED ACCOUNTANTS

CANDENTE RESOURCE CORP.

Consolidated Balance Sheets

December 31,

(Stated in U.S. Dollars)

	2005	2004
A S S E T S
Current assets
Cash and cash equivalents (Notes 2 and 3)	$ 681,667	$ 1,045,641
Amounts receivable	32,882	61,755
Marketable securities (Notes 2 and 7)	21,496	20,799
Due from related parties (Note 8)	45,205	47,316
Prepaid expenses and deposits	59,289	68,047
	840,539	1,243,558

Value added tax receivable (Peru) (Note 12)	470,098	252,245
Unproven mineral rights (Notes 2 and 4)	6,717,218	4,978,944
Equipment (Notes 2 and 5)	171,127	147,469
	$ 8,198,982	$ 6,622,216

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	$ 271,121	$ 122,140
Due to related parties (Note 8)	3,159	29,538
Exploration funds (Notes 3 and 4)	-	268,392
	274,280	420,070

S H A R E H O L D E R S’ E Q U I T Y
Share capital (Note 6)	12,409,512	9,455,852
Contributed surplus (Note 6)	1,414,117	1,218,269
Deficit	(5,898,927)	(4,471,975)
	7,924,702	6,202,146
	$ 8,198,982	$ 6,622,216

Continued operation (Note 1)
Approved on behalf of the Board of Directors:
“Joanne Freeze”	“Peter de Visser”
Director	Director

CANDENTE RESOURCE CORP.

Consolidated Statements of Operations and Deficit

For the years ended December 31,

(Stated in U.S. Dollars)

	2005	2004	2003
Expenses
Amortization of equipment	$ 32,236	$ 47,796	$ 31,071
Bank charges and interest	10,746	8,479	4,434
Corporate development	180,297	139,297	39,615
Loss (Gain) on foreign exchange	397	(222,216)	(25,141)
Interest income	(31,483)	(51,577)	(26,500)
International security	2,063	30,837	12,326
Investor relations	69,930	57,336	59,943
Legal, audit and accounting	106,912	94,612	55,851
Management and office salaries	166,325	115,167	71,226
Office, rent and miscellaneous	114,712	109,995	62,068
Travel	125,782	156,743	132,752
Regulatory and filing fees	33,682	45,161	27,764
Shareholder communications	78,249	73,865	12,631
Stock-based compensation expense (Note 6c)	195,848	222,686	911,014
Write-off of unproven mineral rights	419,470	728,751	232,444
Recovery of exploration bonds	(78,214)	-	-

Loss for the year	(1,426,952)	(1,556,932)	(1,601,498)
Deficit, beginning of year	(4,471,975)	(2,915,043)	(1,313,545)
Deficit, end of year	$ (5,898,927)	$ (4,471,975)	$ (2,915,043)

Loss per share (Note 9)	$ (0.04)	$ (0.04)	$ (0.06)

Weighted average number of shares outstanding	41,585,889	35,763,716	28,013,160

CANDENTE RESOURCE CORP.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Stated in U.S. Dollars)

	2005	2004	2003
Cash provided by (used for):
Operating activities
Loss for the per year	$ (1,426,952)	$ (1,556,932)	$ (1,601,498)
Adjustment for items not involving cash:
Amortization of equipment	32,236	47,796	31,071
Stock based compensation	195,848	222,686	911,014
Write-off of unproven mineral rights	419,470	728,751	232,444
Changes in non-cash working capital items:
Amounts receivable	28,873	(22,755)	(2,497)
Due from related parties	611	(7,316)	-
Promissory notes receivable	-	-	39,300
Prepaid expenses and deposits	8,758	(23,502)	(31,297)
Marketable securities	(697)	-	-
Accounts payable and accrued liabilities	(135,477)	(17,085))	(37,559))
Due to related parties	(26,379)	14,571	4,902
Funds used for operating activities	(903,709)	(613,786)	(454,120)
Investing activities
Acquisition of capital assets	(55,894)	(102,999)	(90,170)
Unproven mineral property exploration costs	(2,216,323)	(2,690,634)	(904,463)
Unproven mineral property acquisition costs	(203,328)	(288,915)	(105,388)
Due from related parties	1,500	(40,000)	-
Value added tax receivable	(217,853)	(173,781)	(78,464)
Funds used for investing activities	(2,691,898)	(3,296,329)	(1,178,485)
Financing activities
Option payments and exploration funds received	300,000	769,896	-
Common shares issued for cash	3,071,863	454,124	4,915,936
Share issue costs	(140,230)	-	(233,301)
Subscriptions receivable	-	59,032	(59,032)
Funds provided by financing activities	3,231,633	1,283,052	4,623,603
Net increase/(decrease) in cash and cash equivalents	(363,974)	(2,627,063)	2,990,998
Cash and cash equivalents, beginning of year	1,045,641	3,672,704	681,706
Cash and cash equivalents, end of year	$ 681,667	$ 1,045,641	$ 3,672,704

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

During 2005, the Company issued 56,250 common shares valued at $22,205 in pursuant to property option agreements.

During 2005 the company accrued $77,593 of unproven mineral property exploration costs.

During 2004, the Company issued 110,000 common shares valued at $48,790 and received marketable securities valued at $20,799 in option payments pursuant to property option agreements.

During 2004 the company accrued $93,659 of unproven mineral property exploration costs.

During 2003, the Company issued 266,000 common shares valued at $150,057 pursuant to property option agreements.

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2003	Net Expenditures & Write offs	Balance December 31, 2004	Net Expenditures (Recovery)	Write off	Balance December 31, 2005
PERU	$	$	$	$	$	$
El Tigre Property
Acquisition costs	66,700	(17,735)	48,965	9,600	-	58,565
Deferred exploration costs:
Assays	2,967	292	3,259	67	-	3,326
Equipment maintenance & rental	396	1,454	1,850	536	-	2,386
Field supplies & travel expenses	14,306	14,994	29,300	1,776	-	31,076
Field office and personnel	29,255	56,749	86,004	(155)	-	85,849
Geological & geophysical	56,604	(21,967)	34,637	3,952	-	38,589
Maps & publications	8,578	215	8,793	53	-	8,846
Site security	-	-	-	113	-	113
Exploration recovery	-	(100,000)	(100,000)	(50,000)	-	(150,000)
	178,806	(65,998)	112,808	(34,058)	-	78,750
Lunahuana Property
Acquisition costs	71,495	16,687	88,182	25,272	-	113,454
Deferred exploration costs:					-
Assays	8,400	681	9,081	151	-	9,232
Equipment maintenance & rental	2,717	193	2,910	498	-	3,408
Field supplies & travel expenses	23,170	983	24,153	1,288	-	25,441
Field office & personnel	43,566	5,630	49,196	6,546	-	55,742
Geological & geophysical	102,322	3,579	105,901	3,799	-	109,700
Maps & publications	5,368	218	5,586	837	-	6,423
Site security	-	-	-	102	-	102
	257,038	27,971	285,009	38,493	-	323,502
Las Sorpresas Property
Acquisition costs	62,939	(19,573)	43,366	8,474	-	51,840
Deferred exploration costs:
Assays	4,371	887	5,258	133	-	5,391
Equipment maintenance & rental	-	2,365	2,365	458	-	2,823
Field supplies & travel expenses	199	15,909	16,108	2,981	-	19,089
Field office & personnel	20,752	67,019	87,771	6,786	-	94,557
Geological & geophysical	10,022	65,502	75,524	16,988	-	92,512
Maps & publications	-	389	389	275	-	664
Site security	-	-	-	1,221	-	1,221
Exploration recovery	-	(100,000)	(100,000)	(50,000)	-	(150,000)
	98,283	32,498	130,781	(12,684)	-	118,097

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2003	Net Expenditures & Write offs	Balance December 31, 2004	Net Expenditures (Recovery)	Write off	Balance December 31, 2005
	$	$	$	$	$	$
Picota Property
Acquisition costs	39,956	13,234	53,190	8,250	-	61,440
Deferred exploration costs:
Assays	4,714	53	4,767	29	-	4,796
Equipment maintenance & rental	6,386	37	6,423	77	-	6,500
Field supplies & travel expenses	11,570	314	11,884	214	-	12,098
Field office & personnel	18,811	2,124	20,935	2,008	-	22,943
Geological & geophysical	38,527	952	39,479	891	-	46,370
Maps & publications	2,616	490	3,106	34	-	3,140
Site security	-	-	-	10	-	10
	122,580	17,204	139,784	11,513	-	151,297
				)
Pamel Property
Acquisition costs	72,354	13,514	85,868	18,654	-	104,522
Deferred exploration costs:						)
Assays	26,037	111	26,148	116	-	26,264
Equipment maintenance & rental	42,782	2,104	44,886	725	-	45,611
Field supplies & travel expenses	23,639	2,647	26,286	2,150	-	28,436
Field office & personnel	99,856	7,278	107,134	12,397	-	119,531
Geological & geophysical	114,936	11,208	126,144	9,822	-	135,966
Maps & publications	9,890	263	10,153	94	-	10,247
Site security	-	-	-	610	-	610
Options payments received	(145,000)	-	(145,000)	-	-	(145,000)
	244,494	37,125	281,619	44,568	-	326,187

Las Brujas Property
Acquisition costs	13,801	3,000	16,801	6,000	-	22,801
Deferred exploration costs:
Assays	2,570	36	2,606	22	-	2,628
Equipment maintenance & rental	-	25	25	57	-	82
Field supplies & travel expenses	6,489	1,116	7,605	159	-	7,764
Field office & personnel	17,857	6,830	24,687	1,604	-	26,291
Geological & geophysical	14,209	647	14,856	659	-	15,515
Maps & publications	2,277	37	2,314	18	-	2,332
Site security	-	-	-	7	-	7
	57,203)	11,691	68,894	8,526	-	77,420

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2003	Net Expenditures & Write offs	Balance December 31, 2004	Net Expenditures (Recovery)	Write off	Balance December 31, 2005
	$	$	$	$	$	$
Canariaco Property
Acquisition costs	100,518	19,915	120,433	14,530	-	134,963
Deferred exploration costs:
Assays	355	21,001	21,356	110,953	-	132,309
Drilling	-	245,911	245,911	704,353	-	950,264
Equipment maintenance & rental	756	41,568	42,324	79,776	-	122,100
Field supplies & travel expenses	5,647	81,719	87,366	118,051	-	205,417
Field office & personnel	54,008	149,205	203,213	513,019	-	716,232
Geological & geophysical	56,304	176,560	232,864	320,319	-	553,183
Maps & publications	3,121	3,777	6,898	10,300	-	17,198
Site security	-	11,334	11,334	28,781	-	40,115
	220,709	750,990	971,699	1,900,082	-	2,871,781
Alto Dorado/Toril Property				)
Acquisition costs	82,477	26,962	109,439	30,508	-	139,947
Deferred exploration costs:
Assays	16,167	27,617	43,784	860	-	44,644
Drilling	-	146,010	146,010	-	-	146,010
Equipment maintenance & rental	27,514	73,456	100,970	14,498	-	115,468
Field supplies, camp & travel	36,471	108,678	145,149	13,320	-	158,469
Field office & personnel	150,688	237,353	388,041	52,179	-	440,220
Geological & geophysical	68,768	429,675	498,443	70,540	-	568,983
Maps & publications	14,423	18,042	32,465	12,212	-	44,677
Site security	-	15,430	15,430	9,886	-	25,316
Option payments received	-	-	-	(200,000)	-	(200,000)
	396,508	1,083,223	1,479,731	4,003	-	1,483,734
Other Properties
Acquisition costs	125,898	121,829	247,727	89,803	-	337,530
Deferred exploration costs:
Assays	42,577	4,196	46,773	8,176	-	54,949
Equipment maintenance & rental	27,494	3,568	31,062	7,738	-	38,800
Field supplies & travel expenses	58,258	13,908	72,166	26,723	-	98,889
Field office & personnel	130,615	55,983	186,598	19,337	-	205,935
Geological & geophysical	126,431	72,861	199,292	50,839	-	250,131
Maps & publications	28,105	6,855	34,960	4,604	-	39,564
Option payments received	(10,000)	-	(10,000)	-	-	(10,000)
Site security	-	-	-	3,672	-	3,672
Write-down for impairment of properties value	(25,000)	-	(25,000)	-	-	(25,000)
	504,378	279,200)	783,578	210,892	-	994,470
Peru - Total	2,079,999	2,173,904)	4,253,903	2,171,335	-	6,425,238

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2003	Net Expenditures & Write offs	Balance December 31, 2004	Net Expenditures (Recovery)	Write off	Balance December 31, 2005
	$	$	$	$	$	$
CANADA (NEWFOUNDLAND)
Linear Property
Acquisition costs	60,638	28,622	89,260	-	(89,260)	-
Deferred exploration costs:
Assays	4,329	299	4,628	3	(4,631)	-
Drilling	50,281	-	50,281	-	(50,281)	-
Equipment maintenance & rental	6,980	954	7,934	1,016	(8,950)	-
Field supplies & travel expenses	45,291	2,927	48,218	232	(48,450)	-
Field office & personnel	27,259	2,239	29,498	1,047	(30,545)	-
Geological & geophysical	142,603	5,359	147,962	4,106	(152,068)	-
Maps & publications	1,582	8	1,590	-	(1,590)	-
Telecommunications	1,911	228	2,139	37	(2,176)	-
	340,874	40,636	381,510	6,441	(387,951)	-
Virgin Arm Property
Acquisition costs	116	-	116	-	-	116
Deferred exploration costs:
Assays	3,753	8	3,761	276	-	4,037
Equipment maintenance & rental	3,750	86	3,836	645	-	4,481
Field supplies & travel expenses	11,009	57	11,066	84	-	11,150
Field office & personnel	15,827	180	16,007	859	-	16,866
Geological & geophysical	72,662	1,239	73,901	3,103	-	77,004
Maps & publications	102	-	102	-	-	102
Telecommunications	743	9	752	230	-	982
	107,962	1,579	109,541	5,197	-	114,738
Staghorn Property
Acquisition costs	75,081	1,682	76,763	(7,763)	-	69,000
Exploration bonds	-	10,603	10,603	836	-	11,439
Deferred exploration costs:
Assays	3,369	2,237	5,606	(753)	-	4853
Drilling	-	-	-	-	-	-
Equipment maintenance & rental	2,108	6,400	8,508	(586)	-	7,922
Field supplies & travel expenses	10,483	7,935	18,418	(7,507)	-	10,911
Field office & personnel	2,696	9,493	12,189	(4,653)	-	7,536
Geological & geophysical	48,943	29,352	78,295	(17,718)	-	60,577
Maps & publications	260	31	291	(32)	-	259
Telecommunications	838	499	1,337	(169)	-	1,168
	143,778	68,232	212,010	(38,345)	-	173,665

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2003	Net Expenditures & Write offs	Balance December 31, 2004	Net Expenditures (Recovery)	Write off	Balance December 31, 2005
	$	$	$	$	$	$
Paul’s Pond, Eastern Pond & Island Pond Properties	184,973	(184,973)	-	-	-	-

Duder Property	37,051	(37,051)	-	16,261	(16,261)	-

Other Properties
Acquisition costs	71,637	(71,637)	-	-	-	-
Exploration bonds	-	8,465	8,465	(8,465)	-	-
Deferred exploration costs:
Assays	8,400	(5,813)	2,587	16	(2,590)	13
Equipment maintenance & rental	7,888	(7,464)	424	93	(490)	27
Field supplies & travel expenses	29,279	(27,891)	1,388	325	(1,281)	432
Field office & personnel	15,335	(13,760)	1,575	813	(1,858)	530
Geological & geophysical	78,209	(70,789)	7,420	3,460	(8,747)	2,133
Maps & publications	860	(859)	1	127	(128)	-
Telecommunications	1,755	(1,635)	120	486	(164)	442
	213,363	(191,383)	21,980	(3,145)	(15,258)	3,577
Canada Total	1,028,001	(302,960)	725,041	(13,591)	(419,470)	291,980
Total Unproven Mineral Rights	3,108,000	1,870,944	4,978,944	2,157,744	(419,470)	6,717,218

CANDENTE RESOURCE CORP.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS AND CONTINUED OPERATIONS

The Company is an exploration stage company incorporated in British Columbia, Canada and its activity is the acquisition and exploration of mineral properties in Peru and Newfoundland, Canada.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments, in the normal course of business.  At December 31, 2005, the Company maintains working capital $0.6 million which is not sufficient to satisfy current general and administrative activities and property obligations for the 2006 fiscal year.  Therefore, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company is investigating the possibility of raising additional capital through equity financing arrangements and, although management has successfully raised significant amounts of capital in the past, there can be no assurance that it will be able to raise additional capital in the future.  The ability of the Company to continue as a going concern and to realize the carrying values of its assets and discharge its liabilities and obligations when due, is dependent upon raising additional capital.  These financial statements do not give effect to any adjustments, which may be necessary should the Company be unable to continue as a going concern and such adjustments may be material.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the Company included herein are inclusive of the Canadian parent company and its British Virgin Islands subsidiaries, Candente Resource (BVI) Corp.  and Canariaco Copper (BVI) Corp.,  and its Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A. All significant inter-company transactions and balances have been eliminated.

Unproven Mineral Rights

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is recorded at cost and amortized over its estimated useful economic lives on a declining balance basis as follows, with half of the normal amount being taken in the year of acquisition.

Item	Rate

Computer equipment	30%
Computer software	100%
Exploration equipment (Peru)	20%
Office furniture and equipment	20%
Truck	30%

Foreign Currency Translation

The Company conducts exploration activities in Peru and incurs exploration expenditures in both Peruvian new soles and U.S. dollars and maintains an administrative office in Canada where expenses are incurred in Canadian dollars. The Company considers the U.S. Dollar to be its functional currency.

The Company translates its foreign operations into U.S. dollars on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities are translated at their historical rates.  Expenses are translated at rates prevailing at the date of the transaction except for amortization of equipment, which is translated at historical rates.

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

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance.  Flow-through shares are common shares, which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, amounts receivable, marketable securities, amounts due to & from related parties, promissory notes receivable, prepaid expenses and deposits, value added tax receivable, and accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of their component balances.

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper that are highly liquid and readily convertible to known amounts of cash, with original maturity dates of less than 90 days.  All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income.  Cash equivalents are inclusive of accrued interest as receipt of these amounts is also considered to be certain and measurable.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognised on a discounted cash flow basis when a reasonable estimate of the fair value of the obligations can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligations.  The Company has determined that it does not currently have any asset retirement obligations.

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

Comparative Figures

Certain 2004 comparative figures have been reclassified to conform to the financial statement presentation in 2005.

3.

COMMITMENT

Included in the December 31, 2004 cash balance is $268,392 of exploration advances from Goldcorp Inc., which was subsequently spent on the Staghorn Property in Newfoundland.  There were no exploration advances included in cash at December 31, 2005.

4.

UNPROVEN MINERAL RIGHTS

PERU

a)

El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company has a 100% interest in the El Tigre, Lunahuana and Las Sorpresas mineral properties, all located in Northern Peru.  The balance of the interest to 100% (approximately 50%) was acquired in 2002 by the issue of 500,000 shares valued at Cdn$120,000.

4.

UNPROVEN MINERAL RIGHTS (Continued)

During 2004 the Company entered into two separate option agreements with Orex Ventures Inc. (“Orex”), whereby Orex can earn a 51% interest in each of the El Tigre and Las Sorpresas gold properties in Peru by spending $2,500,000 on each property over 3.5 years and by making either cash payments of $570,000 or issuing 250,000 common shares of Orex by January 31, 2008.  During 2004 the Company received $15,000 in option payment and 50,000 common shares of Orex on each property; the shares received in 2004 were valued at a total of $20,799.  The Company has received $50,000 (2004-$100,000) in exploration advances on each property.  The Company remains the operator of the exploration programs for the period of the agreements.

b)

Picota Property

Northern Peru

The Company owns mineral claims comprising approximately 3,200 hectares in Northern Peru, which had been acquired by staking.

c)

Pamel Property

Central Peru

The Company owns mineral claims comprising approximately 5,800 hectares in the Western Andes which had been acquired by staking and acquired other claims by the issue of 30,000 shares in 2000 and the commitment to issue 30,000 shares upon the completion of an initial drilling program and a further 50,000 shares upon commencement of commercial production.

During 2005, the Company entered into an option agreement with Orex, whereby Orex can earn a 51% interest in the property by spending $2,500,000 over 3.5 years and by making either cash payments of $570,000 or by issuing 250,000 shares, to the Company by May 31, 2010.  The Company remains operator of the exploration program for the period of the agreement.

d)

Las Brujas Property

Northern Peru

The Company owns mineral claims comprising approximately 1,000 hectares in Northern Peru, which had been acquired by staking and the payment of a finder’s fee of 20,000 shares in 2000.

e)

Cañariaco Property

Northern Peru

The Company acquired by auction a 100% interest in the Cañariaco mineral property located in Northern Peru for $75,000 in 2001.

f)

Alto Dorado/Toril Property

Central Peru

The Company acquired a 100% interest in the Alto Dorado mineral property by paying $10,000 and the issuance of 100,000 common shares.  The related option agreement was dated June 2002 and the terms were completed in 2003.  The Company paid $50,277 to the Peruvian government to acquire a 100% interest in the Toril claims.  The Alto Dorado property is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% by the Company paying $1,500,000.

During 2005, the company entered into an option agreement with Gallipoli Mining (“Gallipoli”), whereby Gallipoli can earn a 50% interest in the property by spending $5,400,000 over 3.5 years.  Gallipoli can increase their share to 65% by funding and completing a bankable feasibility study on the property within 3 additional years.  Gallipoli was also granted up to 535,000 share purchase warrants should they elect to proceed at various stages of the agreement.

g)

Other Peruvian Properties

The Company owns 17 other mineral properties in Peru totaling approximately 26,200 hectares, which were acquired by staking.

4.

UNPROVEN MINERAL RIGHTS (Continued)

Newfoundland, Canada

h)

Linear and Staghorn Properties

The Company had an option to acquire a 100% interest in 50 mineral claims located in the Botwood Basin known as the “Linear” property.  During the current year, the company decided not to continue exploration on the property and wrote off all related costs.

Under a separate agreement, the Company has an option to acquire a 100% interest in 186 claims in Southwestern Newfoundland known as the “Staghorn” property by the payment of Cdn$105,520 (Cdn $30,520 paid in 2003), the issuance of 120,000 common shares (100,000 issued to 2004) and the completion of Cdn$500,000 in exploration expenditures by November 30, 2006. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% by the Company paying Cdn$1,000,000.  During 2005, the Company issued 56,250 common shares in lieu of a required cash payment of Cdn $27,000 (U.S. $22,205).

During 2004, the Company had entered into a Strategic Partnership agreement with Goldcorp Inc. to conduct exploration in Newfoundland. The partnership was terminated during the current year.

i)

Virgin Arm Property

The Company has staked 92 claims located in the Botwood Basin.

5.

EQUIPMENT

		Accumulated	Net Book Value
	Cost	Amortization	2005	2004
Office furniture and equipment	$ 23,339	$ 12,670	$ 10,669	$ 13,096
Computer equipment	41,883	23,773	18,110	15,320
Security equipment	13,410	4,470	8,940	11,175
Truck	12,737	6,473	6,264	16,369
Exploration equipment (Canada)	38,234	2,278	35,956	-
Exploration equipment (Peru)	159,399	68,211	91,188	91,509
	$ 289,002	$ 117,875	$ 171,127	$ 147,469

6.

SHARE CAPITAL

a)

Authorized:

Unlimited number of common shares without par value.

b) Issued:	December 31, 2005		December 31, 2004
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	36,212,704	$ 9,455,852	34,387,454	$ 8,933,796
Private Placements	7,450,000	2,931,455	-	-
Stock options	- - -	-	280,500	51,721
Warrants	-	-	1,434,750	402,403(1)
Mineral Properties	56,250	22,205	110,000	48,790
Stock-based compensation	-	-	-	19,142(2)
Balance, end of year	43,718,954	$ 12,409,512	36,212,704	$ 9,455,852

(1) 550,000 shares for Cdn$291,000 were issued on the exercise of flow through warrants.

(2) Portion of stock based compensation previously recorded attributed to options exercised in the year.

(3) At December 31, 2005, there were no common shares held in escrow (2004 - 375,000).

6.

SHARE CAPITAL (continued)

c)

Stock options

Expiry Date	Exercise Price Cdn$	December 31,2004	Granted	Exercised	Cancelled/ Expired	Vested	December 31,2005
May 15/05	$0.15	4,000	-	-	4,000	-	-
February 6/07	$0.17	60,000	-	-	-	60,000	60,000
April 5/07	$0.23	36,250	-	-	-	36,250	36,250
April 23/07	$0.33	65,000	-	-	-	65,000	65,000
September 6/07	$0.33	552,500	-	-	5,000	547,500	547,500
January 17/08	$0.48	430,000	-	-	-	430,000	430,000
February 4/08	$0.48	521,000	-	-	-	521,000	521,000
October 15/08	$0.69	59,850	-	-	-	59,850	59,850
October 31/08	$0.80	500,000	-	-	30,000	470,000	470,000
March 2/09	$0.80	521,650	-	-	100,000	421,650	421,650
July 6/09	$0.70	111,000	-	-	-	83,250	111,000
August 19/09	$0.70	160,000	-	-	-	120,000	160,000
October 7/09	$0.70	300,000	-	-	-	225,000	300,000
January 6/10	$0.70		650,000	-	50,000	300,000	600,000
June 15/10	$0.70		150,000	-	-	75,000	150,000
July 6/10	$0.70		200,000	-	-	50,000	200,000
November 7/10	$0.70		200,000	-	-	50,000	200,000
		3,321,250	1,200,000	-	189,000	3,514,500	4,332,250
Weighted Average Exercise Price		Cdn$0.52	Cdn$0.70	-	Cdn$0.75	Cdn$0.44	Cdn$0.56

At December 31, 2005, the weighted average remaining life of the outstanding options is 3.54 years (2004 - 3.54 years)

During the current year, the Company recorded stock-based compensation expense of $195,848 (2004 - $222,686) and share issue costs for agents’ options of $Nil (2004 - $Nil).

The fair value of options in 2005 and 2004 has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.3 to 3.7% (2004 - 3.5% to 4.1%); an expected life of 5 years (2002 - 5 years); an expected volatility of 40% to 49% (2004 - 32% to 39%); and no expectation for the payment of dividends.

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

6.

SHARE CAPITAL (continued)

The fair value of stock options granted to directors, officers and employees were estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2005	2004
Expected volatility	43.95%	35.71%
Risk-free interest rate	3.62%	3.64%
Expected lives	5 years	5 years
Dividend yield	0%	0%

Weighted average fair value of stock options granted	Cdn$0.22	Cdn$0.32

d)

Share Purchase Warrants Outstanding

Expiry Date	Exercise Price Cdn$	December 31,2004	Issued	Exercised	Cancelled/ Expired	December 31,2005
February 21/05	$1.10	850,000	-	-	850,000	-
June 10/05	$1.50	2,000,000	-	-	2,000,000	-
June 30/05	$1.65	125,000	-	-	125,000	-
October 21/05	$1.00	312,500	-	-	312,500	-
October 22/06	$0.70	-	300,000	-	-	300,000
	1.19	3,287,500	300,000	-	3,287,500	300,000
Weighted Average Exercised Price		Cdn$1.35	Cdn$0.70	-	Cdn$1.35	Cdn$0.70

7.

MARKETABLE SECURITIES

At December 31, 2005, the Company held marketable securities with a book value of $21,496 and a market value of $25,000.

8.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course operations and are measured at their fair value as determined by management. Unless otherwise specified, the balances are non-interest bearing, unsecured, receivable or payable on demand with no specific terms for repayment and have arisen from the provision of services and expense reimbursements or advances.

As at December 31, 2005, the Company is owed $38,500 ($40,000 – 2004) for a loan and $4,142 for an expense advance made to a director during the year. This amount is secured by marketable securities, is non-interest bearing, and payable on demand.

9.

LOSS PER SHARE

Loss per share has been calculated using the weighted average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

10.

SEGMENTED INFORMATION

	December 31, 2005	December 31, 2004
Assets by geographic segment:
Canada	$ 1,551,005	$ 1,983,045
Peru	6,647,977	4,639,171
	$ 8,198,982	$ 6,622,216

11.

INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004
Income (loss) before income taxes for accounting purposes	$ (1,426,952)	$ (1,556,932)
Adjustments for differences between accounting and taxable income:
Amortization	32,236	47,796
Stock-based compensation	195,848	222,686
Resource property costs written-off	419,470	728,751
Unrealized foreign exchange (gains) losses	397	(222,216)
Consolidated income (loss) for tax purposes	(779,001)	(779,915)
Tax rate	39%	39%
Expected tax expense (recovery) for the year	(303,810)	(304,167)
Reductions in tax (recovery) due to:
Valuation allowance	303,810	304,167
Tax expense (recovery) for the year	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The significant components of the Company’s future tax assets as at December 31, 2005 are as follows:

	2005	2004
Non-capital loss carry-forwards	$ 1,600,280	$ 934,090
Resource property exploration expenditures	654,363	524,080
Capital assets	8,709	35,018
	2,263,352	1,493,188
Valuation allowance	(2,263,352)	(1,493,188)
	$ -	$ -

11.

INCOME TAXES (continued)

At December 31, 2005, the Company has non-capital losses carried forward for Canadian income tax purposes totaling approximately Cdn $5.2 million, expiring in various periods from 2006 to 2015, and resource and other tax pools available to reduce Canadian taxable income that aggregate approximately Cdn  $2.6 million at December 31, 2005 (2004 - Cdn  $2.4 million).  The Company also has net operating loss carry forwards and resource deductions totaling approximately $4.5 million for Peruvian income tax purposes which are currently being substantiated, and if not utilized to reduce taxable income in future periods, will expire four years after the attainment of profitable commercial operations in Peru.

12.

VALUE ADDED TAX RECEIVABLE

The Company has an agreement with Peruvian taxation authorities for the refund to it of a portion of the IVA tax paid, subject to audit.  Any amounts not recovered will be added to mineral property costs.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mineral exploration companies, exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration costs must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production, and accordingly under U.S. GAAP, exploration costs are disclosed in the statements of cash flows as operating activities while under Canadian GAAP they are disclosed as investing activities. Acquisition amounts paid to unrelated parties may be capitalized, however for U.S. GAAP reporting purposes the Company has chosen to write off all mineral property expenditures. The following items (a) to (f) provide a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

	2005	2004	2003
	$	$	$
a) Assets
Unproven Mineral property costs
Unproven mineral property costs under Canadian GAAP	6,717,218	4,978,944	3,108,000
Less unproven mineral property costs	(6,717,218)	(4,978,944)	(3,108,000)
Unproven mineral property costs under U.S. GAAP	-	-	-

b) Operations
Net loss under Canadian GAAP	(1,426,952)	(1,556,932)	(1,601,498)
Unproven mineral property costs expensed under U.S. GAAP	(2,157,744)	(2,599,695)	(1,159,908)
Unproven mineral property costs written-off under Canadian GAAP	419,470	728,751	232,444
Foreign exchange (gain) loss included in comprehensive income under U.S. GAAP	397	(222,216)	(25,141)
Net loss under U.S. GAAP	(3,164,829)	(3,650,092)	(2,554,103)

c) Deficit
Closing deficit under Canadian GAAP	(5,898,927)	(4,471,975)	(2,915,043)
Adjustment to deficit for unproven mineral property costs written-off under U.S. GAAP	(6,717,218)	(4,978,944)	(3,108,000)
Accumulated other comprehensive (income) loss under U.S. GAAP included in deficit under Canadian GAAP	(235,397)	(235,794)	(13,578)
Closing deficit under U.S. GAAP	(12,851,542)	(9,686,713)	(6,036,621)

	2005	2004	2003
d) Cash Flows - Operating Activities	$	$	$
Funds used for operating activities under Canadian GAAP	(903,709)	(613,786)	(454,120)
Reclassify value added tax receivable	(217,853))	(173,781))	(78,464))
Reclassify unproven mineral property exploration costs	(2,216,323)	(2,690,634)	(904,463)
Reclassify unproven mineral property acquisition costs	(203,328)	(288,915)	(105,388)
Reclassify option payments and exploration funds received	300,000	769,896	-
Funds used for operating activities under U.S. GAAP	(3,241,213)	(2,997,220)	(1,542,435)

e) Cash Flows - Investing Activities
Funds used for investing activities under Canadian GAAP	(2,691,898)	(3,296,329)	(1,178,485)
Reclassify value added tax receivable	217,853	173,781	78,464
Reclassify unproven mineral property exploration costs	2,216,323	2,690,634	904,463
Reclassify unproven mineral property acquisition costs	203,328	288,915	105,388
Funds used for investing activities under U.S. GAAP	(54,394)	(142,999)	(90,170)

f) Cash Flows – Financing Activities
Funds provided by financing activities under Canadian GAAP	3,231,633	1,283,052	4,623,603
Less option proceeds and exploration funds received and included as income under U.S. GAAP	(300,000)	(769,896)	-

Funds used for financing activities under U.S. GAAP	2,931,633	513,156	4,623,603

#

g) Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share.  Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until all contingencies for the issue of these shares have been met. The following is a reconciliation of the denominators and the basic and diluted loss per share calculations under U.S.GAAP:

	2005	2004	2003
	$	$	$
Numerator: Net loss for the year under U.S. GAAP (per Note 15 (b))	(3,164,829)	(3,650,092)	(2,554,103)
Denominator: Weighted-average number of shares under Canadian GAAP	41,585,889	35,763,716	28,013,160
Adjustment required under U.S. GAAP (escrow shares)*	-	-	(375,000)
Weighted-average number of shares under U.S. GAAP	41,585,889	35,763,716	27,638,160
Basic and diluted loss per share under U.S. GAAP	$ (0.08)	$ (0.10)	$ (0.09)
*As at December 31, 2004, all escrow contingencies were met and therefore the escrow shares are not excluded from the calculation. The shares were released during 2005.

h)

Stockholders’ Equity

i)

Stock-based Compensation

There are no differences between Canadian and US GAAP for the years ended December 31, 2005, 2004 and 2003 regarding the disclosure of stock-based compensation.

ii)

Marketable Securities

Under Canadian GAAP, no write-down to market value is required if an investment in considered by management to be held for the long-term, unless there has been an other-than-temporary decline in the value of that investment.  Under US SFAS 115, the investments held by the Company are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Stockholders’ Equity.

The following provides a reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2005	2004

Investments under Canadian GAAP	$ 21,496	$ 20,799
Other Comprehensive Income under U.S. GAAP – 2004	8,389	8,389
Other Comprehensive Loss under U.S. GAAP – 2005	(4,885)	-
Investments under US GAAP	$ 25,000	$ 29,188

#

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

iii)

Foreign Currency Accounting

The Company’s functional currency is the U.S. dollar.   Year or period-end monetary assets and liabilities resulting from Canadian dollar or Peruvian New Sole-denominated transactions are recorded in U.S. dollars utilizing year or period-end rates, while transactions involving income and expense accounts are recorded using the average rates in effect during the period or year.  Under U.S. GAAP, gains and losses arising from foreign currency transactions are included in current operations, while such items arising from the translations of non-U.S. dollar-denominated balances are separately disclosed on a current basis and are included, on a cumulative basis, as a separate component of Stockholders’ Equity.  Under Canadian GAAP, all such current exchange gains and losses involving integrated foreign operations are included in current operations.

Financial statements line items would be impacted from the adoption of U.S. GAAP standards applicable to foreign currency and marketable securities accounting, as follows: (i) and (j)*

i)

Comprehensive Income (Loss)

	2005 $	2004 $	2003 $
Comprehensive income (loss) under Canadian GAAP	-	-	-
Net loss under U.S. GAAP (per note 15 (b))	(3,164,829)	(3,650,092)	(2,554,103)
Other comprehensive income (loss) under U.S. GAAP:
Foreign exchange translation gain (loss)	(397)	222,216	25,141
Holding gains (losses) on marketable securities	(4,885)	8,389	-
Comprehensive (loss) under U.S. GAAP	(3,170,111)	(3,419,487)	(2,528,962)

ii)

Stockholders’ Equity

Under SFAS 130, the Company is now required to record certain gains and losses as a component of Stockholders’ Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note.  The only items in the Company’s financial statements impacting Comprehensive Income are the unrealized gains on the Company’s marketable securities and foreign exchange translation gains and losses.

	2005	2004	2003
	$	$	$
Accumulated other comprehensive loss under Canadian GAAP	-	-	-
Other comprehensive loss under U.S. GAAP – 2002 and prior	(11,563)	(11,563)	(11,563)
Other comprehensive income under U.S. GAAP – 2003	25,141	25,141	25,141
Other comprehensive income under U.S. GAAP – 2004	230,605	230,605	n/a
Other comprehensive loss under U.S. GAAP – 2005	(5,282)	-	-
Accumulated other comprehensive income (loss) under U.S. GAAP	238,901	244,183	13,578

* For purposes of convenience in connection with this pro-forma disclosure, U.S. GAAP standards in respect to foreign currency accounting have been applied prospectively as at January 1, 2000.

14.

SUBSEQUENT EVENTS

In addition to items mentioned elsewhere in the notes, the following occurred subsequent to December 31, 2005:

•

The Company issued 82,424 common shares valued at Cdn$54,600 for the Staghorn mineral property interest.

•

The Company granted 1,053,750 stock options exercisable at Cdn$0.70 and 275,000 stock options exercisable at Cdn$0.75. Both grants are for a five-year period.

•

The Company received additional funding of Cdn$76,600 from the exercise 100,000 common shares options at Cdn$0.70 and 20,000 common share options at Cdn$0.33.

•

The Company signed an option agreement with Compañía Minera Santa Luisa S.A. (“Santa Luisa”) on the El As de

Zinc property.  Santa Luisa can earn an 80% interest in the property by making payments $200,000 and drilling 10,000 meters within three years

•

The Company issued Gallipoli Mining 320,000 warrants, which are exercisable at Cdn$0.90 upon the holder electing to proceed from Stage I to Stage II exploration pursuant to the Alto Dorado Property Option Agreement dated December 7, 2005.  The 320,000 warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program have been released to the public and must be exercised prior to commencement of Stage II exploration.  The company also issued Gallipoli Mining 215,000 warrants, which are exercisable at Cdn$1.35 upon the holder electing to proceed from Stage II to Stage III exploration pursuant to the Alto Dorado Property Option Agreement dated December 7, 2005.  The 215,000 warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage II exploration program have been released to the public and must be exercised prior to commencement of Stage III exploration.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corp.

Registrant

Dated: March 31, 2006

        Signed: /s/ Joanne Freeze

                                                                      Joanne Freeze,

                                                                      President, CEO and Director

#