Form 20-F
period 2006-12-31
CANDENTE RESOURCE CORP
filed 2007-04-30
CIK 1163583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

__

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

_X_

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 For the fiscal year ended December 31, 2006.

OR

___

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

OR

___

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT  OF 1934

Date of event requiring this shell company report ___________________

Commission file number:  0-31218

Candente Resource Corp.

(Exact name of Registrant as specified in its charter)

British Columbia

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

53,256,444 (As of December 31, 2006) 53,403,944 (As of March 14, 2007)

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

Index to Exhibits on Page 107

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

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name	Position	Business Address

Joanne Constance Freeze	President, Chief Executive Officer, Chairman and Director	200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6
Fredy Jose Huanqui Guerra	VP Business Development Exploration Latin America and Director	Calle Teruel 186 Miraflores Lima 18, Peru
Peter Johan Adrian de Visser, C.A.	Chief Financial Officer and Director	Suite 401-905 West Pender Street Vancouver, B.C. Canada V6C 1L6
Larry Kornze	Independent Director	290 S. Cooksom Place Eagle, Idaho U.S.A. 83616
Michael Casselman, P. Geo	Director	200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6
James Alexander Currie	Independent Director	2077 Essex Drive Abbotsford, B.C. Canada V2S 7R8
Peter Megaw	Independent Director	5800 N. Camino Escalante Tucson, Arizona U.S.A. 85718
Andrew Smith	Independent Director	500-602 West Hastings Street Vancouver, B.C. Canada V6B 1P2
Thomas Rinaldi	VP Operations	Calle Teruel 186 Miraflores Lima 18, Peru
Maria Eugenia Montagne	Corporate Secretary/Treasurer	200-905 West Pender Street Vancouver, B.C. Canada V6C 1L6

The Company’s auditor from inception to 2003 had been Beauchamp and Company, Chartered Accountants, #205 – 788 Beatty Street, Vancouver, British Columbia, V6B 2M1 until February 7, 2005.  Subsequently, effective February 7, 2005, the Company’s auditor was Staley, Okada & Partners, Chartered Accountants, 3rd Floor, 10190 152 A St., Surrey, British Columbia, V3R 1J7 until September 16, 2006.  As of that day the Company’s current auditors are D+H Group LLP, Chartered Accountants, 10th Floor – 1333 West Broadway, Vancouver, British Columbia, V6H 4C1.

The Company’s legal advisor is Boughton Law Corporation, Suite 1000, 595 Burrard Street, Vancouver, British Columbia, V7X 1S8.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2006 was derived from the financial statements of the Company which were audited by D+H Group LLP, Chartered Accountants. The data for the years 2005 and 2004 was derived from the financial statements of the Company which were audited by Staley, Okada & Partners, Chartered Accountants in 2005 and 2004. Both D+H and Staley, Okada are independent auditors as indicated in their reports which are included elsewhere in this Annual Report. The data for the years 2003 and 2002 were audited by Beauchamp & Company, Chartered Accountants. These financial statements are not included herein.

The information in Table No. 2 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading ITEM 9, “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

Reference is made to Note 12 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

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

Table No. 2

Selected Financial Data

(US$ in 000, except per share data)

	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02

Interest Income	$63	$31	$51	$26	$11
Net Income(Loss)Cdn. GAAP	($1,792)	($1,427)	($1,557)	($1,601)	($437)
Earnings(Loss) Per Share Cdn GAAP	($0.04)	($0.04)	($0.04)	($0.06)	($0.02)

Net Income(Loss)US GAAP	($5,840)	$3,165	($3,650)	($2,528)	($1,715)
Earnings (Loss) Per Share US GAAP	($0.12)	($0.07)	($0.10)	($0.09)	($0.10)

Dividends Per Share Cdn GAAP	$0	$0	$0	$0	$0
Dividends Per Share US GAAP	$0	$0	$0	$0	$0
Wtd.Avg.No.Shares US GAAP	48,318	43,718	35,764	27,638	16,831
Wtd.Avg.No.Shares Cdn GAAP	48,318	43,718	35,764	28,013	17,581

Working Capital	$2,356	$737	$823	$3,755	$677
Mineral Properties Cdn GAAP	$10,702	$6,717	$4,978	$3,108	$2,180
Mineral Properties US GAAP	$0	$0	$0	$0	$0
Long Term Debt Cdn GAAP	$0	$0	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$14,277	$7,924	$6,202	$7,033	$2,891
Shareholders’ Equity US GAAP	$3,276	$972	$987	$3,925	$710
Total Assets (Cdn GAAP)	$15,142	$8,199	$6,622	$7,094	$2,984
Total Assets (US GAAP)	$4,440	$1,482	$1,644	$3,986	$803

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.  References in this document to “$” and “US$” refer to US dollars, unless otherwise specified; references to “CDN$” refer to Canadian dollars.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent fiscal periods ended December 31, 2006; the average rates for the periods; and the range of high and low rates for the periods.

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

Table No. 3

Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/06	$1.13	$1.17	$1.10	$1.16
Year Ended 12/31/05	$1.21	$1.27	$1.15	$1.17
Year Ended 12/31/04	$1.30	$1.40	$1.18	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59

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

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding As of March 14, 2007

Common Shares, no par value	Unlimited without par value	53,403,944

Preferred Shares	None	None

Common Share Options		7,148,500 Options

Common Share Warrants		4,455,608 Warrants

Long Term Debt		None

NOTES:

(1)

A total of 2,955,608 Warrants exercisable @ $1.25 will expire on March 29, 2007 and March 31, 2007.  1,794,121 Warrants on March 29, 2007 and 1,161,487 on March 31, 2007.

(2)

a total of 1,500,000 Warrants exercisable @$1.65 will expire on November 30, 2007, December 4, 2007 and December 6, 2007.  1,193,125 on November 30, 2007, 156,875 on December 4, 2007 and 150,000 on December 6, 2007.

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

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since inception of the development stage to the end of the latest fiscal year, according to U.S. GAAP, is ($18,691,475) The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Candente currently has 6,893,500 share purchase options outstanding and 4,455,608 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 53,403,944 (as of March 14, 2007) to 64,753,052.  This represents an increase of 21.25% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

The Company Has a Dependence on Certain Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel, particularly that of its President, CEO, Chairman & Director, Joanne Freeze, its VP Business Development Exploration Latin America and Director, Fredy Jose Huanqui Guerra and its VP Operations, Thomas Rinaldi.  There is little possibility that this dependence will decrease in the near term. The Company maintains no management agreement with any of its personnel, nor does the Company carry “Key Man” life insurance.  The loss of any of its management would have a negative effect on the Company’s operations.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Candente’s Stockholders

Because the success of Candente is highly dependent upon its respective employees, the Issuer has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 6,893,500 as of March 14, 2007 share purchase options outstanding, which, if exercised, would result in an additional 6,893,500 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Candente Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Candente.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada or Peru.  As a result, it may be difficult for U.S. holders of our common shares to affect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Candente Resource Corp. (hereinafter also referred to as the "Registrant", the “Issuer” or the "Company") is a Canadian mineral resources exploration company.  The Company currently has interests in mineral exploration properties in Peru, Mexico and Newfoundland, Canada.

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

The Company has an unlimited number of shares without par value. All shares of the Company rank equally as to voting, and there are no special preference, conversion or redemption rights attached to any of the shares of the Company.  As of 12/31/06 the end of the Company’s most recent fiscal year, there were 53,256,444 shares of common stock outstanding.

The Company's common stock trades on the Toronto Stock Exchange (TSX) and the Bolsa de Valores de Lima/Lima Stock Exchange (BVL) under the symbol "DNT" and the Frankfurt Stock Exchange under the symbol “GW4” or code “529.911”.

Corporate Background

Incorporation Data

The Company was incorporated under the laws of British Columbia, Canada on May 1, 1997. The Company conducted its Initial Public Offering in Canada only and shares of the Company began trading on the Canadian Venture Exchange (now the TSX Venture Exchange) on May 15, 2000.  On September 27, 2002, the Company continued into the federal jurisdiction of Canada under the Canada Business Corporations Act.  On November 18, 2004 the Company was listed on the Toronto Stock Exchange.  On November 2, 2005, the Company commenced trading the Frankfurt Stock Exchange.  On February 19, 2007, the Company was listed on the Bolsa de Valores de Lima (Lima Stock Exchange) and commenced trading on that exchange on February 21, 2007.  On March 9, 2007 the Company changed back its continuance to British Columbia under the British Columbia Business Corporation Act.

The Company has five wholly owned subsidiaries:

a.

Candente Resource (BVI) Corp., incorporated in the British Virgin Islands on July 18, 1997. All of the shares are beneficially owned by the Company.

b.

Compañía Minera Ono Candente S.A. (Peru), incorporated in the Republic of Peru on May 15, 1997. All of the shares are beneficially owned by the Company.

c.

Cañariaco Copper (BVI) Corp., incorporated in the British Virgin Island on August 9, 2001. All of the shares are beneficially owned by the Company through Candente Resource (BVI) Corp.

d.

Exploraciones Milenio S.A. (Peru), incorporated in the Republic of Peru on August 18, 1999 All of the shares are indirectly owned by the Company through Canariaco Copper (BVI) Corp.

e.

Candente Vinland Inc., incorporated in Newfoundland and Labrador, Canada, on July 12, 2002.

f.

Candente Mexico Resource Corp. incorporated in the Province of British Columbia, Canada under the Business Corporations act (British Columbia) on April 13, 2006.  All of the Shares are beneficially owned by the Company.

g.

Minera CCM, S.A. de C.V. (Mexico), incorporated in Mexico on May 10, 2006.  50% of the shares are indirectly owned by the Company through Candente Mexico Resource Corp. The remaining 50% of the shares are indirectly owned by Canaco Resources (BC).

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

On December 15, 1998, the Company granted Westone Ventures, a public company listed on the Canadian Venture Exchange, an option to earn a 50% interest in the Company’s Pamel Claims, hereby known as the “Perlita Property”. To earn their interest, Westone was required to incur $2,500,000 in exploration expenditures and make payments to the Company totaling $410,000 over a period of four years. In December 1999, Westone assigned the its interests in the December 1998 agreement to Merendon Canada Inc., a private company related to Westone. Concurrently with the assignment, the Company agreed to extend the dates under which Merendon was required to complete the annual exploration expenditures and make the annual option payments. As of July 1, 2000, Merendon had failed to complete the annual exploration expenditures and to make the annual option payments. Therefore, the option expired and the Company regained a 100% interest in the Perlita Property.

In Fiscal 1999 the Corporation entered into an agreement with Britannia Gold Corp. (now Nanotek Inc.), a public company listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Minera Britannia Gold S.A. (collectively “Britannia Gold”) whereby the Corporation acquired an option to acquire a 50% interest in 9,600 hectares of mineral properties in Peru. As of June 30, 2000 the Corporation had earned an additional one percent interest in the El Tigre and Columbia Properties and an additional four percent interest in the Sorpresa property, to bring the Corporations' total interest to 51%, 51% and 54% respectively. On January 31, 2001 the Corporation agreed to acquire Britannia’s remaining interests (to 100%) in all three of these properties for a payment of 500,000 common shares, subject to regulatory approval. Acquisition of the Britannia properties was completed on February 20, 2002. Also during the year, the Company acquired by staking a further 10,200 hectares of unclaimed mineral claims in Peru. The Company recorded mineral exploration costs of $15,458 and mineral property exploration costs of $139,352 for the year. After conducting a review of its initial exploration, the Company determined some of its properties did not warrant further expenditures and wrote-off mineral properties worth $152,389.

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

During Fiscal 2001, the Company acquired a disseminated and potentially leachable copper target for US$75,880 from Minero Peru. The remaining claims underlying the Yanamay Property expired, and the Company wrote-off the remaining $90,707 in accumulated exploration costs related to the property. The Company also abandoned several other Peruvian claims it had staked and wrote-off accumulated acquisition and exploration expenses of $18,400 related to those claims. For the year, a total of $1,277,608 in property expenditures were made.

During Fiscal 2002, the Company made several agreements to acquire property interests in Newfoundland, Canada.  The Company agreed to a purchase option on the Linear Property in Newfoundland, Canada, where it may acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments of Cdn$171,000, issuing 300,000 common shares and spending Cdn$1,000,000 in exploration expenditures, all over the next five years. The Company also acquired 10 additional exploration properties of 734 claims in Newfoundland. The properties were staked on behalf of the Company by A.S.K. Prospecting, which as consideration received 200,000 common shares and a 0.75% NSR on each property, as well as additional shares of the Company depending upon the achievement of certain exploration benchmarks by the Company. An additional 6 properties, comprising a total of 612 claims, were later acquired under the same agreement. In June the Company entered into an option to purchase a 100% interest in the Eastern Pond Property, where the Company could earn a 100% interest, subject to a 2.5% NSR, by making cash payments totaling Cdn$139,240, issuing a total of 228,000 common shares and making Cdn$756,600 in exploration expenditures, all over a five year period.  In July the Company reached an agreement with Cornerstone Resources to acquire interests in two properties. The Company could earn an initial 51% interest in the Island Pond property by paying Cornerstone Cdn$115,000 in cash, issuing 115,000 shares and spending $1,500,000 on exploration, all over 4 years. The Company could increase its interest in the property to 61% by funding a bankable feasibility study and to 75% by arranging mine financing. For the Paul’s Pond property, the Company could earn an initial 51% interest by paying Cornerstone $90,000, issuing 90,000 common shares and spending $1,000,000 on exploration, all over 4 years, and it could increase its interest to 61% by funding a bankable feasibility study and to 75% by arranging mine financing.  In September, the Company entered into an agreement to earn a 100% interest in the Jackson’s Arm property, subject to a 2.5% NSR, by making cash payments of Cdn$97,360, issuing 232,000 common shares and spending $756,000 in exploration, all over 5.3 years. In December, the Company entered into an agreement to acquire a 100% interest in the Staghorn property (formerly known as the Flamingo and Woods Lake properties) by making cash payments of Cdn$100,920, issuing 120,000 common shares and spending Cdn$500,000 on exploration, all over 4 years. For the Weirs Pond and Radio Range properties, the Company could earn a 100% interest by making payments of Cdn$55,000, issuing 100,000 common shares and expending Cdn$200,000, for each property separately over 4.5 years. Both Weirs Pond and Radio Range were subject to a 2.5% NSR.

In Peru during 2002, the Company entered into an agreement with Hecla Mining regarding the Alto Dorado property in Peru. The Company earned a 100% interest in the property, subject to a 2.5% NSR, by applying for and funding all related exploration and development fees and issuing 100,000 common shares to Hecla.  The Transfer of Rights agreement was signed in July 2003. In October, the Company was declared the winning bidder by the Government of Peru in an auction for four claim blocks in Peru. The first two blocks are known as the Toril Zone, an area which is adjacent to, and was originally part of, the Alto Dorado property as explored by Hecla and which, under agreement, was been added to the Alto Dorado property agreement with Hecla. The Company paid the Peruvian Government US$50,227 for a 100% interest, subject to the agreement with Hecla, in the Toril Zone. The second two blocks (Areas C and E) are known as the Millo property in Southern Peru which the Company paid the Government of Peru $56,388 for a 100% interest. In November, the Company sold Area C to Geologix Explorations for US$28,333 and retains a 1% NSR. The claims underlying the Company’s Huaypian property expired and the Company wrote off the $77,288 in property acquisition and capitalized exploration costs. The Company also allowed the claims underlying the Paracas property to lapse and wrote-off the remaining $50,000 in accumulated costs.

During 2002, the Company expended $927,464 on its mineral exploration properties.

In Fiscal 2003, the Company signed a Right of First Refusal (“RFR”) with Anglogold covering 10 of the Company’s gold exploration properties in Peru. Under the agreement, Anglogold paid Candente US$10,000 in order to conduct exploration on each of the 10 properties over the following six-month period. Within the six-month period, if Candente wished to sell all or part of its interest in any of the properties, Anglogold has 30 days to match the offer and acquire an interest. In July 2003, the RFR expired without the transfer of any properties and Candente retained its original interests.  In May, the Company reached an agreement with Apex Silver to transfer its interest in the El Alamo property in Peru to ADC Peru LDC for a 2% NSR on all copper, lead, zinc, silver and gold produced. During the year, the Company wrote-off certain of its property interests totaling ($1,251,054), and expended $3,121,998 on its mineral property interests.

In Fiscal 2004, the Company entered into a partnership agreement with Goldcorp regarding the Company’s properties in Newfoundland. Under the agreement, Goldcorp could earn up to a 70% interest in either (or both) the Linear and Staghorn properties by assuming all of Candente’s expenditure obligations and completing bankable feasibility studies by January 2010. The agreement also granted Goldcorp a right of first offer on other properties currently held by Candente, as well as those that may be acquired in the future, in Newfoundland. Candente also entered into an option agreement to acquire the Duder Lake property in Newfoundland. In Peru during 2004, the Company entered into two option agreements with Orex Ventures, an arms-length public company traded on the TSX Venture Exchange, where Orex can earn a 51% interest in two of the Company’s properties El Tigre and Las Sorpresas in Peru by incurring exploration expenditures totaling US$2.5 million over 3.5 years on each property as well as paying Candente US$15,000 cash and issuing 250,000 common shares with respect to each property by January 31, 2008. Exploration work began on the Las Sorpresas property in October, with this work initially consisting of ground magnetics and Induced Polarization (IP) geophysical surveys. The geophysical surveys were part of a Phase I exploration program, which Orex funded as part of their option to earn a 51% interest in the property from Candente. Candente conducted exploration on the Alto Dorado and Canariaco properties. On Alto Dorado, drilling returned gold and copper mineralization in a porphyry body in the Ana-Olla zone. On Canariaco, leach testing of bulk reported excellent copper recovery and twelve holes were drilled at Canariaco Norte, all of which indicated copper mineralization and prompted the Company to begin preparing a preliminary resource estimate for this property. Certain mineral property interests were written off during the year and totaled ($419,470), while the Company expended $2,157,744 on its mineral exploration property interests.

On November 18, 2004 the common shares of Candente began trading on the Toronto Stock Exchange.

In Fiscal 2005, the Company entered an option agreement with Orex Ventures Inc. whereby Orex has the right to earn a 51% interest in the Pamel gold Property by incurring exploration expenditures of US$2.5 million over 3.5 years.  Candente has the right to operate all exploration over the 3.5 years.  In addition to the exploration expenditure commitments, Candente received 60,000 shares in Orex upon approval of the Agreement by the TSX Venture Exchange on April 4, 2006 and additional staged share issuances totaling 250,000 shares in Orex by May 31st, 2010. On the Alto Dorado property, the Company entered an agreement with Gallipoli Mining of Australia (Gallipoli) whereby Gallipoli can earn a 50% interest in the property by incurring exploration expenditures of US$5.4 million over 3.5 years on the property, Stages I and II.  Gallipoli could also increase their interest to 65% by funding and completing a bankable feasibility study on the property within an additional 3 years. In March, 2006, Gallipoli advised the Company of their decision to withdraw from their option agreement at which point the property reverted back to 100% ownership by Candente. In Newfoundland, Goldcorp terminated its option agreements on the Staghorn and Linear Properties, but advised that they would maintain their investment in Candente as they wished to maximize value and believe in Candente’s Peruvian gold exploration projects may have excellent potential. Candente terminated its option on the Linear property from the Kriask Syndicate, but maintained its interest in the Staghorn Property.

For Fiscal 2005, the Company completed an independent inferred mineral resource estimate on Canariaco Norte Zone of the Canariaco project. During the year, the Company spent a total of $2,157,744 on its mineral exploration interests, while ($419,470) was written-off.

On November 2, 2005, Candente commenced trading its common shares on the Frankfurt Stock Exchange.

In Fiscal 2006, the Company optioned the El As de Zinc property to Compañia Minera Santa Luisa S.A. (Santa Luisa), a subsidiary of Mitsui Mining and Smelting Co., Ltd. of Japan (Mitsui).  Santa Luisa has the option to earn an 80% interest in the El As de Zinc project by making payments of US$200,000 and drilling 10,000 metres (spending approximately US$1,500,000) within three years.  Candente will have the option to convert their retained 20% interest into a sliding scale NSR based on the price of zinc.  If Candente chooses to convert their interest to an NSR then Santa Luisa must have the project into production at a minimum rate of 100 t/day within two years or return the property 100% to Candente.    The NSR will be scaled to the price of zinc and vary from 1% to 3%.  At current zinc prices (US$1.05/pound (lb) or US$2,300/tonne) the NSR would equal 2%. Drilling is planned to commence on the property by the end of March 2007.   Santa Luisa will fund and operate the exploration program. Candente acquired the property by staking in 2003 when Huanqui and Freeze recognized the distinctive similarities of the mineralization to the major zinc deposits.   At that time zinc prices were as low as US$0.45/lb (US$1,000/tonne), they are now at US$1.05/lb (US$2,300/tonne).  Oro Candente also has other zinc prospects in Peru.

On May 12, 2006, the Company and Canaco Resources Inc. (Canaco) entered into an option agreement to jointly acquire up to a 70% interest in the 67 square kilometres El Oro Gold Property located in Central Mexico. The option agreement entered into jointly (50/50) by Canaco and Candente gives the combined companies the right to earn up to a 70% interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin, owned by Goldcorp.  The terms of the agreement are as follows:

1.

Earn a 50% interest by expending US$5,000,000 on exploration and issuing 250,000 common shares in each of Canaco and Candente over a three year period and;

2.

Earn an additional 20% interest by expending an additional US$5,000,000 (US$10,000,000 total for 70% total interest) on exploration and development over an additional two (2) years.

3.

Goldcorp retains the right to earn-back in to a 70% interest by spending US $25,000,000 within four years on additional exploration and development.

4.

Goldcorp has the right to participate in future equity financings by each company, up to the greater of: their current percentage interest held in each company or 10% of the financing.

During Fiscal 2006, the Company conducted additional exploration at Canariaco and completed an updated independent mineral resource estimate in March 2007. On February 12, 2007, the Company announced the appointment of Standard Bank Plc (Standard) as its Financial Advisor to assist in evaluating all project finance opportunities for advancing the Cañariaco Project through feasibility and into production. Standard will also assist the Company with technical input into the Cañariaco feasibility and other project studies.

On September 7, 2006, the Company adopted a Shareholder Rights Plan.  The Rights Plan is designed to ensure the fair and equal treatment of shareholders in connection with any take-over bid for outstanding common shares of Candente. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with adequate time to fully assess an unsolicited take-over bid, to allow competing bids to emerge, and, if applicable, to explore other alternatives to the take-over bid to maximize shareholder value. The Rights Plan is not intended to prevent or deter take-over bids that offer fair treatment and value to shareholders, but is designed to encourage offers that represent fair value to all shareholders.

Under the terms of the Rights Plan, one right will be issued by Candente for each outstanding Candente common share at the close of business today and for each Candente common share issued in future (subject to the terms of the Rights Plan). The rights issued under the Rights Plan become exercisable only if a person acquires or announces its intention to acquire 20% or more of the common shares of the Company without complying with the "Permitted Bid" provisions of the Rights Plan or without the approval of Candente's Board of Directors. Permitted Bids must be made to all holders of Candente's common shares by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other things, must be open for acceptance for a minimum of 60 days. If at the end of 60 days at least 50% of the outstanding common shares other than those owned by the offeror and certain related parties have been tendered and not withdrawn, the bidder may take-up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender to the bid. If a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, excluding the shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

Candente is not adopting a Rights Plan in response to any proposal to acquire control of the Company.  The Rights Plan is similar to plans adopted by other Canadian companies and ratified by their shareholders. The Rights Plan was subject to approval by the Toronto Stock Exchange and was presented for ratification by the shareholders at a Special General Meeting. When ratified by the shareholders, the Rights Plan will have an initial term of 3 years.

On February 19, 2007, the Company was listed on the Bolsa de Valores de Lima/Lima Stock Exchange (BVL) and commenced trading its common shares on March 21, 2007.

On March 9, 2007, the following resolutions were passed by the shareholders at the Special General Meeting held on March 9, 2007.

•

An ordinary resolution to approve the Shareholder Rights Plan Agreement (the "Rights Plan") adopted on September 7th, 2006; and

•

A special resolution to continue the Company from the federal jurisdiction of Canada (CBCA) to the provincial jurisdiction of British Columbia (BCBCA).

The Rights Plan is similar to plans adopted by other Canadian companies and ratified by their shareholders and is designed to ensure the fair and equal treatment of shareholders in connection with any take-over bid for outstanding common shares of Candente.  The Company is not aware of any specific or pending proposal to acquire control of the Company. The Rights Plan is not intended to prevent or deter take-over bids that offer fair treatment and value to shareholders, and is designed to encourage offers that represent fair value to all shareholders.  The Rights Plan was approved by the Toronto Stock Exchange on March 6, 2007.  A copy of the Rights Plan will be posted on SEDAR (www.sedar.com) once it has been signed by the Company's transfer agent Pacific Corporate Trust Company.  The Rights Plan Agreement between the Company and Pacific Corporate Trust Company effective day is May 15, 2007.

The change of the Company’s corporate jurisdiction to British Columbia (BCBCA) is to make day-to-day operations of the Company more expedient and to allow a larger number of non-Canadian residents to join the board.  The BCBCA is a more modern and streamlined company law than the CBCA and provides greater flexibility and reduces the regulatory burden to companies by, for example, permitting directors to pass consent resolutions by e-mail and by implementing an electronic filing system.

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

The Company is currently exploring mineral properties in Peru, Mexico and Newfoundland, Canada.

A General Discussion of the Political, Economic and Regulatory Climate in Peru

Peru is located in Western South America and is bordered by the Pacific Ocean on the west, Ecuador and Colombia on the north, Brazil and Bolivia on the east and Chile on the south. Land area totals 496,200 square miles, an area slightly smaller than the State of Alaska. Peru’s unit of currency is the Nuevo (New) Sol, which at current rates stands at approximately 3.30 per US$. Mining is one of the largest industries in Peru, with copper, gold and silver being particularly important.

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

During the 1990’s, President Alberto Fujimori applied strict measures aimed at eliminating hyperinflation, restoring fiscal order, eliminating terrorism, privatizing the economy and reestablishing Peru’s international credit standing. During the Fujimori Presidency, inflation was reduced to single digits, the active elements of the terrorist groups were imprisoned and privatization of the economy was undertaken.  A program of legal reforms and incentives instituted by the Fujimori Government has removed many of the obstacles to foreign investment in Peru. Laws to promote and protect foreign capital were enacted by Congress. In July 2001, Dr. Alejandro Toledo Manrique became Peru’s new President. Dr. Toledo is a US trained economist whose polices has remained very similar to Mr. Fujimori’s.

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

Under Peruvian Law, up to 20% of the employees of a corporation may be Foreign Nationals. Peruvian law provides for a minimum monthly wage of 500 Peruvian Nuevo Soles per month (US$151.52). Other employee benefits are also payable by law. Income tax is payable by persons or companies domiciled in Peru, regardless of the source of this income. Non-domiciled persons or companies are also liable for income taxes on their Peruvian-based income. Personal income over US $55,000 per year is taxed at a rate of 30%. Personal income tax under this amount is taxable at a rate of 15%. Businesses are taxed at a rate of 30%. A separate corporate tax does not exist in Peru.

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

Mineral deposits are considered to be owned by the government but made available to the private sector. The initial claim request is called a Petitorio (Petition) and once granted is called a Concesion (Concession). The application is carried out by a paper procedure that specifies the UTM co-ordinates of the claim corners. Individual claims can be as small as 100 hectares and as large as 1,000 hectares. Claim boundaries must now be oriented north-south and east-west. Before 1992, claims were described by direction and distance from various geographical points and could be oriented in any direction. The Oficina de Catastro Minero (claim registration office) is in the process of tying all the old-style claims to UTM co-ordinates and claims that cannot be properly located are being cancelled. At the time of applying for a Petitorio a payment of US$3.00 per hectare and a set fee of 340Nuevo Soles (3.30 Nuevos Soles/$US) per Petitorio must be made. The granting process can take up to six months, depending on the volume of claim applications at the time. The process involves several stages which include acceptance of the application by the claim registration office; verification that the area is free to be claimed; notification to the various parties involved if there is any superposition of pre-existing claims; an announcement in local and national newspapers (at a cost of approximately US$250.00 per claim); a technical review; awarding of title; and finally granting of the concession. The first application submitted has priority over subsequent applications. However if the application relates to an area which has become open for staking due to an older concession lapsing, all parties staking on the first day are considered equal. Should two or more applicants apply for identical ground on the same day, the conflict can be resolved privately by those applicants, or failing that, the contested ground will be auctioned (Remate) and will be awarded to the highest bidder among the applicants.

Concessions are available to foreign companies on an equal basis provided that they have formed a Peruvian mining company. A fee must be paid annually to keep claims in good standing. Until 1999 the annual maintenance fee (Derecho de Vigencia) was US$2.00 per hectare per year. In the year 2000, the fee was increased to US$5.00 per hectare per year. Subsequently, on April 9 2001, Legislative Decree No. 913 reduced the annual fee to US$4.00 for the year 2001 and to US$3.00 per hectare for payments from the year 2002.

The fee is based on the January to December calendar year but title holders have until June 30 of the current year to pay the fee.  For the first 6 years the fee is of $3.00 per hectare. At the 7th year if the property is not producing a minimum of US$100 per year and per hectare or the title holder has not invested a minimum of US$60 per year and per hectare, the title holder has to pay an additional fee as a penalty (Penalidad) of $6.00 per hectare. The additional fee (penalty) is based on the previous year and paid on June 30 of the current year.  If the property continues to be a non productive property after a period of 12 years (minimum production of US$100 per year and per hectare or investment of US$200 per year and per hectare from the 12th year) the additional fee (penalty) increases to $20.00 per hectare. At this time there are no annual claim-related exploration requirements in Peru; however, the government is presently reviewing this policy. Lack of payment of the annual maintenance fees for two consecutive years shall be a cause for cancellation of the mining concession rights.

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

Mineral Exploration Projects

The following is a description of the Company’s mineral properties in Peru, Mexico and Canada and its interest in such properties. Currently, the Company considers the Cañariaco and El Oro properties as its highest priority projects.

Peruvian Properties

Cañariaco Project

The Cañariaco property is a 16,560 hectare advanced stage porphyry copper exploration project located within the Western Cordillera of the Peruvian Andes in the Canares District, Province of Ferrenafe, Department of Lambayeque in Northern Peru.  The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

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

Location and Access

The property lies in the Cañaris District of Ferrenafe Province in Northern Peru about 100 km NE of the city of Chiclayo and 700 km NNW of Lima.

Access to the property is from Chiclayo with major port facilities and a major airport, and where mining supplies and services can be procured.  Access is along a paved road to Batan Grande and then via gravel road. Travel time to the property from Chiclayo averages 6 hours by four-wheel drive vehicle.  There is also a paved highway 12 km north of the property that could be connected to in future to provide better access the property.

The area is sparsely populated however; a local labour force is readily available and favourable to exploration and development.  Elevations range from 2500 to 3200m above sea level.

Figure 1. Location map of the Cañariaco Project.

CANDENTE RESOURCE CORP.
Cañariaco Project Location Map
ECUADOR
COLOMBIA
BRASIL
PACIFIC OCEAN
CHICLAYO
LIMA
BOLIVIA
CHILE
Cañariaco Project
Piura
Lambayeque
Cajamarca
La Libertad
a Piura
a Lima
Inscunlas
Cascajal
Olmos
Motupe
Jayanca
Pacora
Illimo
Mochumi
Morrope
Lambayeque
San Jose
Pimentel
Reque
Mocupe
CHICLAYO
Tuman
Picsi
Ferreñafe
Pitipo
Batan Grande
Monte Carlo
Incahuasi
Panachi
Cañariaco
Tambo
Limon
Guabal
Pucará
Callayuc
Sto. Domingo de Capilla
Cutervo
Huambos
Cochabamba
Lama
Carhuaquero
Chongoyape
6°
7°
80°
79°
KILOMETRES
0. 10 20 30 40
GRAPHIC SCALE
LEGEND
PANAMERICAN HIGHWAY
PAVED ROAD
GRAVELED ROAD
UNGRAVELED ROAD
POLITICAL BOUNDARY
CAPITAL
TOWN-CITY
AIRPORT
PORT
PACIFIC OCEAN

CAÑARIACO A
A = 1000 Ha
CAÑARIACO B
B = 1000 Ha
CAÑARIACO C
C = 1000 Ha
CAÑARIACO D
D = 500 Ha
CAÑARIACO E
CAÑARIACO F1
CAÑARIACO G
G = 940 Ha
CAÑARIACO H
H = 1,000 Ha
CAÑARIACO I
I = 1000 Ha
CAÑARIACO J
J = 1,000 Ha
CAÑARIACO K
K = 1,000 Ha
CAÑARIACO L
L = 700 Ha
CAÑARIACO M
M = 400 Ha
CAÑARIACO N
N = 1,000 Ha
CAÑARIACO P
P = 600 Ha
CAÑARIACO Q
Q = 400 Ha
CAÑARIACO S
S = 700 Ha
CAÑARIACO T
T = 800 Ha
CAÑARIACO U
U = 400 Ha
CAÑARIACO V
V = 900 Ha
CAÑARIACO R
R = 800 Ha
JEHUAMARCA 1
JEHUAMARCA 1 = 900 Ha
JEHUAMARCA 2
JEHUAMARCA 2 = 900 Ha
JEHUAMARCA 3
JEHUAMARCA 3 = 900 Ha
JEHUAMARCA 4
JEHUAMARCA 4 = 900 Ha
VERTICE ESTE NORTE
N
CAÑARIACO V
CAÑARIACO R
CAÑARIACO Q
CAÑARIACO P
CAÑARIACO S
CAÑARIACO T
CAÑARIACO H
CAÑARIACO U
CAÑARIACO I
CAÑARIACO G
CAÑARIACO L
CAÑARIACO N
CAÑARIACO M
CAÑARIACO F1
CAÑARIACO K
CAÑARIACO J
CAÑARIACO A
JEHUAMARCA 1
JEHUAMARCA 2
CAÑARIACO B
JEHUAMARCA 3
CAÑARIACO E
CAÑARIACO C
JEHUAMARCA 4
CAÑARIACO D
EXPLORACIONES MILENIO S.A.
CAÑARIACO PROJECT
PROPERTIES MAP
Date Oct 2,006
Geol
Office Lima
Comp
File name
Scale 1:100,000 Projection PSAD56 / UTM zone 17S HOJA 13 E
670000 mE
672000 mE
674000 mE
676000 mE
678000 mE
680000 mE
682000 mE
684000 mE
686000 mE
688000 mE
690000 mE
692000 mE
694000 mE
696000 mE
698000 mE
700000 mE
702000 mE
704000 mE
706000 mE
9342000 mN
9340000 mN
9338000 mN
9336000 mN
9334000 mN
9332000 mN
9330000 mN
9328000 mN
9326000 mN
9324000 mN
9322000 mN
9320000 mN

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

Mineralization at Cañariaco is associated with a quartz-feldspar porphyry stock with a well developed fine to medium grained quartz-sulphide stockwork. 3 separate porphyry systems have been identified on the property. At Cañariaco Norte, mineralization has been identified in an area of 1200 by 700 meters and to a depth of about 600 meters. Copper mineralization occurs mainly as primary (chalcopyrite, minor borite) and enriched (chalcocite, lesser couellite) copper mineralization.

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

At the conclusion of the preliminary work, Billiton drilled 7 holes of 1128.20 meters in total. 3 of the new holes were drilled at Cañariaco Norte, 3 at Cañariaco Sur and 1 hole at Quebrada Verde. The Cañariaco North program extended the area of known mineralization 500m further south than previously defined. Although the new Cañariaco Norte holes returned near-economic grades of copper mineralization, Billiton did proceed with metallurgical test work, including diagnostic sequential leach analysis on 12 samples of core conducted by SGS in Santiago, Chile. The tests determined leachable copper (chalcocite, couellite) was 85-90% of material with a head grade of 0.78%. Billiton concluded the resource was potentially leachable.

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

Due to the rise in copper prices, the Company resumed work on the project during the first quarter of 2004.  Initial exploration comprised geological mapping, rock chip and bulk sampling, and a magnetics (geophysical) survey.  This exploration helped to delineate drill targets and 36 holes were drilled in 2004 and 2005.

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

U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR IS ECONOMICALLY OR LEGALLY MINEABLE.

On March 4, 2007, an updated independent mineral resource estimate was completed on the Cañariaco Norte Zone.  The report estimates a resource of 820 million tonnes (MT) grading 0.45% copper at a cut-off grade of 0.30% copper.  Measured and Indicated resource categories make up 78% of the 820 MT.  Contained metal in the 820 MT equals 8.1 billion (B) pounds (lb) of copper.  Within the 820 MT, a Starter Pit of 107 MT grading 0.60% Cu has been delineated with a strip ratio of 1.4 to 1.  A total of 97% of the 107 MT was in the Measured and Indicated categories.  Contained metal in the Starter Pit equals 1.4 B lb Copper.

DECEMBER 2006 UPDATED RESOURCE

Total	Copper Grade	Contained Copper	Measured	Indicated	Inferred	Chalcocite	Cut-off Grade
Tonnes (Million)	(% Cu)	(Billion lbs)	Tonnes (Million)	Tonnes (Million)	Tonnes (Million)	(% of Deposit)	(% Cu)
219	0.61	2.9	92	94	33	48.5	0.5
474	0.52	5.4	170	223	81	44.4	0.4
820	0.45	8.1	255	388	177	43.3	0.3
1,177	0.39	10.1	320	540	317	41.2	0.2
STARTER PIT
Within the 820 MT
107	0.6	1.4	65	39	3	60.9	0.28

The updated resource is based on all drilling results as of December 2006, which includes 82 holes drilled by Candente.  As of March 1, 2007 a total of 101 holes have been drilled by Candente on the deposit.  Drilling continues to both expand the size of the deposit laterally and vertically and move Inferred resources into the Indicated and Measured.

•

This increase from 489 to 820 MT in the resource is expected to greatly enhance the cash flow analyses from the Preliminary Assessment and Economic Study (PAEE) completed in June 2006.  At that time NPV’s for the project varied from $109M to $707M using copper prices from $1.25 to $2.50 per lb and a discount rate of 10%. Payback on capital expenditures was estimated to be 5 years at $1.25 Cu, 3 years at $1.50 and 1 year at $3.00 Cu. A new PAEE is now in progress based on the new resource.

Details of PAEE

June 2006 - Preliminary Assessment And Economic Evaluation (PAEE) Merit

•

Stage I: 30,000 tpd US$142 M

•

Stage II: Expansion to 60,000 tpd  financed from cash flow

•

Annual Cu cathode production: 82 to 113 M lb/yr (37,000 to 51,000 tpy)

•

25 year mine life

•

Operating costs: $0.59/lb for 7 years and $0.93/lb for 18 years

•

Chalcocite: Cu recovery from leaching at 75%

•

Chalcopyrite: Cu recovery from leaching at 40%

•

NPV’s: $109M to $707M @ $1.25 to $2.50 / lb Cu and 10% discount rate

Changes per Dec 2006 Updated Resource

•

Increase from 489 to 820 MT

•

Stage I: 30,000 tpd with Stage II: Expansion could be up to 140,000 tpd

•

20 year mine life with 820 MT

•

Annual Cu cathode production: 89 to 260 M lb/yr (40,000 to 118,000 tpy)

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

The NQ-size core was cut in half with a diamond saw and sampled at two metre intervals on the property.  One half of the split core was collected by Candente's Peruvian geologists in accordance with industry standards and submitted to Actlabs in Lima, Peru for copper. Copper was analyzed by a four acid leach process on a 50 g split to give values for total copper, acid soluble copper, cyanide soluble copper and residual sulphide copper.  Pulps from some of the same samples were sent to Actlabs laboratory in Ancaster, Ontario, Canada and analysed for an additional 36 elements (including silver) using Inductively Coupled Plasma (ICP).  Gold analyses on all the holes were carried out by Actlabs, Lima using Fire Assay Fusion and Atomic Absorption method on a 50g split.  Five percent of all core samples were also sent to a second laboratory for check assays of total copper and total gold.  Quality Assurance and Quality Control (QA/QC), including the use of sample standards, blanks and duplicates as well as chain of custody was monitored by Candente.

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

Planned Work Program

The Company will continue with drilling in 2007 and complete the feasibility study..

Alto Dorado Project

The Alto Dorado Project is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Alto Dorado Project stemmed from earlier exploration work, as described below, that was done in the area.

Alto Dorado is a 9,400 hectare exploration stage gold project located in the Department of La Libertad in northern Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

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

Stage I comprising a US$400,000 drilling program commenced in early January 2006.  Candente had the right to operate all exploration during Stages I and II.  In addition a total of 535,000 warrants were issued. 320,000 warrants were exercisable @ $0.90 per share only when Gallipoli elected to proceed from Stage I to Stage II exploration.  The warrants were exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program had been released to the public and had to be exercised prior to commencement of Stage II exploration.  215,000 warrants were exercisable @ $1.35 per share only when the Gallipoli elected to proceed from Stage II to Stage III exploration and development.  The 215,000 Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the  Stage II exploration have been released to the public and must be exercised prior to commencement of Stage III exploration and development.  On March 8, 2006, Gallipoli advised the Company of their decision to withdraw from their option agreement on the Alto Dorado Gold-Copper project in Peru. Candente reverted back to100% ownership of the property.

CANDENTE RESOURCE CORP.

Alto Dorado & Toril Project Location Map

81°
77°
73°
69°
0°
4°
8°
12°
16°
ECUADOR
COLOMBIA
BRASIL
BOLIVIA
CHILE
PACIFIC OCEAN
CHICLAYO
LIMA
Alto Dorado & Toril Project Location Map

E-700,000
E-750,000
E-800,000
N-9'100,000
a Chiclayo
LA LIBERTAD
Huamachuco
Sanchique
Simbal
Agallpampa
Shorey
Quiruvilca
Conachugo
Laredo
Pedregal
Huanchaco
TRUJILLO
Moche
Salaverry
Santiago de Chuco
Tamboras
Pampas
Alto Dorado & Toril
Viru
a Lima
LEGEND
Panamerican Highway
Paved Road
Graveled Road
Political Boundary
Capital
Town-City
Airport
Port
Pacific Ocean
Kilometers
0. 10 20 30 40
Graphic Scale

TORIL XX
TORIL XIX
TORIL XVII
TORIL XVI
TORIL V
TORIL III
TORIL I
ANA DE CHUCO
ANA DE CHUCO 3
TORIL XVIII
TORIL VI
TORIL VIII
LUIS
TORIL XXI
TORIL IX
TORIL VII
CARLOS II
TORIL X
TORIL II
TORIL IV
TORIL XI
N
796000 mE
798000 mE
800000 mE
802000 mE
804000 mE
806000 mE
808000 mE
810000 mE
812000 mE
9086000 mN
9084000 mN
9082000 mN
9080000 mN
9078000 mN
9076000 mN
9074000 mN
9072000 mN
9070000 mN
9068000 mN
9066000 mN
9064000 mN

TORIL I

VERTICE	ESTE	NORTE
1	809000	9083000
2	809000	9079000
3	807000	9079000
4	807000	9083000

TORIL I = 800 Has

TORIL X

VERTICE	ESTE	NORTE
1	808000	9075000
2	808000	9074000
3	806000	9074000
4	806000	9075000

TORIL X = 200 Has

TORIL II

VERTICE	ESTE	NORTE
1	807000	9074000
2	807000	9072000
3	806000	9072000
4	806000	9074000

TORIL II = 200 Has

TORIL XI

VERTICE	ESTE	NORTE
1	808000	9072000
2	808000	9070000
3	807000	9070000
4	807000	9072000

TORIL XI = 200 Has

TORIL III

VERTICE	ESTE	NORTE
1	806000	9084000
2	806000	9081000
3	805000	9081000
4	805000	9084000

TORIL III = 300 Has

TORIL XVI

VERTICE	ESTE	NORTE
1	811000	9086000
2	811000	9085000
3	812000	9085000
4	812000	9084000
5	811000	9084000
6	811000	9083000
7	810000	9083000
8	810000	9086000

TORIL XVI = 400 Has

TORIL IV

VERTICE	ESTE	NORTE
1	808000	9074000
2	808000	9072000
3	807000	9072000
4	807000	9074000

TORIL IV = 200 Has

TORIL XVII

VERTICE	ESTE	NORTE
1	810000	9085000
2	810000	9081000
3	809000	9081000
4	809000	9083000
5	807000	9083000
6	807000	9085000

TORIL XVII = 800 Has

TORIL V

VERTICE	ESTE	NORTE
1	805000	9084000
2	805000	9082000
3	804000	9082000
4	804000	9083000
5	803000	9083000
6	803000	9084000

TORIL V = 300 Has

TORIL XVIII

VERTICE	ESTE	NORTE
1	808000	9079000
2	808000	9077000
3	807000	9077000
4	807000	9078000
5	806000	9078000
6	806000	9079000

TORIL XVIII = 300 Has

TORIL VI

VERTICE	ESTE	NORTE
1	811000	9083000
2	811000	9080000
3	810000	9080000
4	810000	9076000
5	809000	9076000
6	809000	9077000
7	808000	9077000
8	808000	9079000
9	809000	9079000
10	809000	9081000
11	810000	9081000
12	810000	9083000

TORIL VI = 1,000 Has

TORIL XIX

VERTICE	ESTE	NORTE
1	807000	9086000
2	807000	9081000
3	806000	9081000
4	806000	9086000

TORIL XIX = 500 Has

TORIL VII

VERTICE	ESTE	NORTE
1	809000	9077000
2	809000	9076000
3	810000	9076000
4	810000	9075000
5	809000	9075000
6	809000	9072000
7	808000	9072000
8	808000	9077000

TORIL VII = 600 Has

TORIL XX

VERTICE	ESTE	NORTE
1	806000	9086000
2	806000	9084000
3	804000	9084000
4	804000	9086000

TORIL XX = 400 Has

ANA DE CHUCO

VERTICE	ESTE	NORTE
1	805000	9082000
2	805000	9077000
3	803000	9077000
4	803000	9082000

ANA DE CHUCO = 1,000 Has

TORIL VIII

VERTICE	ESTE	NORTE
1	806000	9079000
2	806000	9078000
3	807000	9078000
4	807000	9077000
5	805000	9077000
6	805000	9079000

TORIL VIII = 300 Has

TORIL XXI

VERTICE	ESTE	NORTE
1	808000	9077000
2	808000	9076000
3	807000	9076000
4	807000	9077000

TORIL XXI = 100 Has

CARLOS II

VERTICE	ESTE	NORTE
1	806000	9077000
2	806000	9072000
3	804000	9072000
4	804000	9077000

CARLOS II = 1,000 Has

TORIL IX

VERTICE	ESTE	NORTE
1	807000	9077000
2	807000	9076000
3	808000	9076000
4	808000	9075000
5	806000	9075000
6	806000	9077000

TORIL IX = 300 Has

ANA DE CHUCO 3

VERTICE	ESTE	NORTE
1	807000	9081000
2	807000	9079000
3	805000	9079000
4	805000	9081000

ANA DE CHUCO 3 = 400 Has

LUIS

VERTICE	ESTE	NORTE
1	804000	9077000
2	804000	9076000
3	803000	9076000
4	803000	9077000

LUIS = 100 Has

LEGEND

- EXPLORACIONES MILENIO (blue)
- ORO CANDENTE (red)

CIA MINERA ORO CANDENTE S.A.

ALTO DORADO PROJECT

PROPERTIES MAP

Date: August 29, 2006
Geol:
Office: Lima
Comp:
File name:
Scale: 1:100,000
Projection: PSAD56 / UTM zone 17 HOJA 17 G

How Acquired

The property consists of 21 contiguous claim blocks totaling approximately 9,400 hectares. The details of each claim are as follows:

Claim Name	Registration Date	Date of Grant	Claim Size

Ana de Chuco	07/23/04	02/27/98	1000
Ana de Chuco 3	07/23/04	04/17/00	400
Luis	07/23/04	02/23/98	100
Carlos II	07/23/04	12/30/97	1000
Toril I	01/16/06	04/29/03	800
Toril II	01/16/06	01/19/04	200
Toril III	01/16/06	03/11/04	300
Toril IV	01/16/06	04/21/03	200
Toril V	01/16/06	01/19/04	300
Toril VI	01/16/06	08/13/04	1000
Toril VII	01/16/06	10/27/03	600
Toril VIII	01/16/06	04/28/04	300
Toril IX	01/16/06	12/11/03	300
Toril X	01/16/06	12/11/03	200
Toril XI	01/16/06	08/13/04	200
Toril XVI	07/07/06	04/06/06	400
Toril XVII	07/07/06	04/11/06	800
Toril XVIII	07/06/06	04/18/06	300
Toril XIX	08/09/06	05/03/06	500
Toril XX	07/07/06	04/06/06	400
Toril XXI	07/07/06	04/27/06	100

The Company entered into an option agreement with Hecla on June 1, 2002 under which the Company could earn a 100% interest in the original property, including the Ana de Chuco, Ana de Chuco 3, Luis and Carlos II claims, subject to a 2.5% NSR to Hecla, by making cash payments and issuing common shares to Hecla under the following formula:

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

Regional and Property Geology

The region is contained within a belt of Tertiary-age Calipuy Formation volcanic rock, with andesite to dacite tuffs overlying Mesozoic sedimentary rocks intruded by composite diorite-granodiorite stocks. Alteration and mineralization is hosted within the volcanic and intrusive rocks.

Alteration and mineralization on the property is controlled by northwesterly and northeasterly striking faults. Two types of depoasits occur on the property.  One type is high sulphidation gold deposits.  The gold and silver occur in vuggy and massive silica with hydrothermal breccias in Toril and Ana zones.  The second depposit type found on the property is copper-gold porphryries.  Copper and gold occurs in potassic and phyllic alteration in diorite-gronodiorite stocks and adjacent volcanic rocks in the Olla zone.

History and Previous Work

Hecla acquired the property in the late 1990’s and conducted an exploration program which included geochemical sampling and geological mapping, followed by thirteen reverse circulation drill holes totaling 1,585.5 meters. Hecla’s program broadly defined the three mineralized zones (Toril, Ana and Olla) currently known on the property.

Current and Planned Exploration

Since its acquisition of the property, the Company’s exploration program has focused on confirming Hecla’s data and identifying additional mineralization. This exploration has included mapping, rock sampling, pitting and trenching, magnetic, Time Domain Electromagnetic (TDEM) and Induced Polarization (IP) geophysical survey and drilling. To date, Candente’s work has confirmed and extended the area of the three identified mineralized zones. The Toril Zone is a high sulphidation gold target and lies in the northeastern portion of the property covering an area of 3.0 kilometers by 1.8 kilometers. The Ana Zone is also a high sulphidation gold zone and lies 3 kilometers northwest of the Toril Zone. Trenching has to date defined the zone in an area of 2.7 kilometers by 1 kilometer. The Olla Zone is a porphyry copper-gold zone which lies approximately 700 meters south of the Ana Zone. Both the Ana and Olla Zones occur within an extensive alteration zone known as the Western Zone which measures approximately 8 kilometers by 2.5 kilometers and trends north-south. The Toril Zone trends northeasterly and may be connected to the Western Zone.

During 2003, the Company engaged AK Drilling International to carry out a short hole overburden drill program in conjunction with additional sampling, geochemical and TDEM and IP geophysical testing. A series of short holes were drilled through the overburden to an average depth of 15 meters to the bedrock below. Assays from the program were similar to those obtained by previous operator Hecla and confirmed previously identified mineralized zones as well as further extending the mineralization.

During July and August 2004, the Company conducted magnetic, TDEM and IP geophysical survey over the Toril, Ana and Olla zones and completed a Phase I drill program on the property consisting of 9 holes totaling 1,050 meters. 8 holes were drilled in the Toril high-sulphidation zone and 1 hole in the Olla porphyry gold-copper zone.  In the Toril Zone, gold grades ranging from 0.1 to 2.3 gpt were intersected in zones from 4m to 18m wide in vuggy silica and quartz-alunite alteration.  In the Olla Zone, alteration and mineralization typical of gold-copper porphyry deposits was intersected in one hole drilled over a length of 160m.  Gold (Au) and copper (Cu) values intersected were 0.17% Cu and 0.22gpt Au over 160m, including 0.3%Cu and 0.60gpt over 30m.

In January and February 2006, a 2,083 metre drill program was carried out on the Alto Dorado Property to test the largest and most northern of three porphyry centres in Olla zone.  Results confirm the presence of a very extensive porphyry style copper system.  In addition, two zones of high sulphidation alteration and mineralization (native sulphur, enargite, massive to vuggy silica and alunite) were intersected in the two northern most holes.  Two of the holes are believed to have been drilled over the centre of the porphyry copper-gold system.  It is believed that a higher grade core of this system could lie beneath this area as the alteration and mineralization was getting stronger with depth.  The drilling was funded by Gallipoli Mining and future drilling is recommended for the two southern porphyry targets and deeper drilling on the northern porphyry target in the Olla zone as well as the high sulphidation gold targets in the north Olla zone ans Ana and Toril zones.

El Tigre Property

The El Tigre Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the El Tigre Property stemmed from earlier exploration work, as described below, that was done in the area.

El Tigre is located in Northern Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals..

The Company has had no revenue from mining operations on the El Tigre Property to date. The Company currently holds a 100% ownership interest in the project.

Figure 1. Location map for the El Tigre Project.

81°
77°
73°
69°
0°
ECUADOR
COLOMBIA
N
4°
CHICLAYO
BRASIL
8°
PACIFIC OCEAN
12°
LIMA
16°
BOLIVIA
CHILE
El Tigre Project
6°
Lambayeque
Jayanca
Monte Carlo
Cutervo
a Piura
Pacora
Huambos
Illimo
Batan Grande
Cochabamba
Morrope
Mochumi
Lama
Pitipo
Chongoyape
Carhuaquero
Ferreñafe
Lambayeque
Picsi
El Tigre
San Jose
Tuman
Saltur
Pampa Grande
CHICLAYO
Sipan
Pimentel
Reque
7°
Mocupe
a Lima
80°
79°
La Libertad
LEGEND
Panamerican Highway
Paved road
Graveled road
Ungraveled road
Political Boundary
Capital
Town-city
Airport
Port
Pacific Ocean
Kilometers
0. 10 20 30 40
Graphic Scale

668,000 E
672,000 E
676,000 E
680,000 E
N
9'260,000 N
9'256,000 N
9'252,000 N
TIGRE N° 2
TIGRE N° 1

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

TIGRE N° 1

VERTICES	NORTE	ESTE
1	9'255,000.00	673,000.00
2	9'253,000.00	673,000.00
3	9'253,000.00	671,000.00
4	9'255,000.00	671,000.00

TIGRE N° 2

VERTICES	NORTE	ESTE
1	9'257,000.00	672,000.00
2	9'255,000.00	672,000.00
3	9'255,000.00	669,000.00
4	9'256,000.00	669,000.00
5	9'256,000.00	670,000.00
6	9'257,000.00	670,000.00

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 900 HECTAREAS:
DEPARTAMENTO: LAMBAYEQUE
DISTRITO: CHONGOYAPE
PROVINCIA: CHICLAYO
SUSTANCIAS: METALICAS

CIA. MINERA ORO CANDENTE S.A.	
PROSPECTO EL TIGRE	
Fecha: Marzo, 2007	
Escala: 1 : 100,000

How acquired

The Property was originally staked by Britannia Gold. It currently consists of 2 claim blocks totaling approximately 900 hectares. The details of each claim are below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

El Tigre 1		In Process	400
El Tigre 2	04/19/02	09/23/94	500	500
El Tigre 4	06/01/94	09/30/94	1000	1000
El Tigre 5	06/01/94	09/21/94	1000	1000

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

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex is required to spend US$250,000 on the project by June 30, 2004, which will be used to delineate drill targets. Under the option agreement with Orex Ventures, Candente will conduct exploration on the project. The agreement has been approved by the TSX Venture Exchange.

The property was mapped and covered by a ground magnetic survey in 2004 and an Induced Polarization (IP) survey in 2006.  Orex withdrew from the option in 2006.

Location and Access

The property is located in Northern Peru approximately 30 km east of the city of Chiclayo. The property lies adjacent to a paved road. Travel time from Chiclayo is about 30 minutes.

Regional and Property Geology

El Tigre is located in Peru’s coastal zone above the valley of a large river. The mineralization of this area is often controlled by northwesterly trending regional faults and intersecting structures. Since the mid-1980’s, disseminated epithermal low sulphidation gold mineralization and porphyry copper (Cu) - gold (Au) mineralizarion has been discovered in Early Tertiary Calipuy Formation volcaniclastic rocks. Both low sulphidation, epithermal gold and porphyry Cu-Au deposits have been documented in Peru.

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

Three large gold anomalies have been defined at Sorpresa to date. Each is identified with their location as the Northwest, Northeast and Southeast anomalies. Sampling has determined that most gold occurs within several types of quartz veins. The weakly silicified wall rocks contain little to no gold.

History and Previous Work

Britannia Gold originally staked the property in 1994 and conducted limited early-stage exploration. In 1996 the property was optioned to Solitario Resources who completed geological mapping of the property and collected over 1500 rock chip and detrital material samples. Solitario conducted both diamond and reverse circulation drill programs on the property. In total, Solitario drilled 23 holes of which 16 (13 reverse circulation and 3 diamond) were conducted in the Sorpresa Zone. The drilling identified areas of anomalous gold which could be interpreted as possibly peripheral to a larger gold deposit. Most of the higher grade mineralization was determined to come fromquartz veins in brecciated fragments which are abundant and occur over several kilometers of strike length, suggesting the possibility of a larger hydrothermal system. Due to low gold prices, Solitario dropped the project and terminated its work commitments in 1998.

In late 2000, Candente conducted a limited exploration program intended to further understand the property’s geology. Work included a preliminary mapping of the Northwest anomaly of the Sorpresa zone and selective rock sampling of several of the rock types in all 3 of the identified Sorpresa anomalies designed to confirm the Solitario results. 45 rock samples were taken and all of the elevated, anomalous gold values obtained in the program are from samples rich in vein material.

In 2004, Candente conducted a ground magnetic survey over the Sopresas gold zone and in 2006 the Company conducted an Induced Polarization (IP) geophysical Survey over this zone.

The Pamel Property

The Pamel Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Pamel Property stemmed from earlier exploration work, as described below, that was done in the area.

The Pamel property covers approximately 6,693 hectares in the Western Cordillera of the Peruvian Andes. Pamel is an epithermal high sulphidation gold/silver project. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Pamel Property to date. The Company holds a 100% interest in the property except for the Pamel 2 claim in which the Company holds a 50% interest with Savage Exploration as explained below.

On November 28, 2005, Candente announced it has entered into an option agreement with Orex Ventures Inc. whereby Orex has the right to earn a 51% interest in the Pamel Property by incurring exploration expenditures of US$2.5 million over 3.5 years on the Property.  Candente has the right to operate all exploration over the 3.5 years.  In addition to the exploration expenditure commitments, on April 4, 2006, the Company received 60,000 Orex shares upon approval of the Agreement by the TSX Venture Exchange.  The Company will receive additional staged share issuances totalling 250,000 shares in Orex by May 31st, 2010.

CANDENTE RESOURCE CORP.

Pamel Project Location Map

81°
77°
73°
69°
0°
4°
8°
12°
16°
ECUADOR
COLOMBIA
BRASIL
PACIFIC OCEAN
LIMA
BOLIVIA
CHILE
Pamel Project

Ancash
Junín
LIMA
N–8'850,000
N–8'800,000
E–200,000
E–250,000
Panam. Norte
a Lima
Cajatambo
Tumac
Corgor
Pamplona
Cochas
Oyon
Pativilca
Ambar
Pamel
Barranca
Supe
Churin
Puerto Supe
La Empedrada
Pinico
Vegueta
Vilcahuaura
Huaura
Huacho
Huamayo
Sayan
KILOMETRES
0. 10 20 30 40
GRAPHIC SCALE
LEGEND
PANAMERICAN HIGHWAY
PAVED ROAD
GRAVELED ROAD
UNGRAVELED ROAD
POLITICAL BOUNDARY
CAPITAL
CAPITAL PROVINCE
TOWN-CITY
AIRPORT
PORT
PACIFIC OCEAN

280,000 E
284,000 E
288,000 E
292,000 E
8°824,000 N
8°820,000 N
8°816,000 N
N
SURO
PAMEL 1
PAMEL 2
PAMEL 3
PAMEL 4
PAMEL 6
PAMEL 7
PAMEL 8
PAMEL 9
PAMEL 10
PAMEL 10

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

SURO

VERTICES	NORTE	ESTE
1	8'826,000.00	283,000.00
2	8'826,000.00	287,000.00
3	8,824,000.00	287,000.00
4	8,824,000.00	283,000.00

PAMEL 1

VERTICES	NORTE	ESTE
1	8'824,000.00	286,000.00
2	8'821,000.00	286,000.00
3	8'821,000.00	284,000.00
4	8'823,000.00	284,000.00
5	8'823,000.00	283,000.00
6	8'824,000.00	283,000.00

PAMEL 2

VERTICES	NORTE	ESTE
1	8'824,000.00	289,000.00
2	8'822,000.00	289,000.00
3	8'822,000.00	288,000.00
4	8'820,000.00	288,000.00
5	8'820,000.00	286,000.00
6	8'824,000.00	286,000.00

PAMEL 3

VERTICES	NORTE	ESTE
1	8'821,373.914	285,812.144
2	8'818,883.350	288,068.350
3	8'817,830.690	287,000.065
4	8'820,321.254	284,544.739

PAMEL 4

VERTICES	NORTE	ESTE
1	8'820,321.254	284,544.739
2	8'816,763.305	288,053.625
3	8'815,359.759	286,630.446
4	8'818,917.708	283,121.580

PAMEL 6

VERTICES	NORTE	ESTE
1	8'821,367.955	285,547.826
2	8'819,466.020	283,676.540
3	8'816,812.390	280,966.810
4	8'816,778.060	281,020.650
5	8'816,737.793	280,980.823
6	8'817,440.380	280,270.030
7	8'822,060.540	284,836.832

PAMEL 7

VERTICES	NORTE	ESTE
1	8'820,000.00	284,000.00
2	8'819,000.00	284,000.00
3	8'819,000.00	283,000.00
4	8'820,000.00	283,000.00

PAMEL 8

VERTICES	NORTE	ESTE
1	8'820,000.00	283,000.00
2	8'819,000.00	283,000.00
3	8'819,000.00	282,000.00
4	8'818,000.00	282,000.00
5	8'818,000.00	280,000.00
6	8'820,000.00	280,000.00

PAMEL 9

VERTICES	NORTE	ESTE
1	8,818,917.71	283,121.58
2	8,817,850.32	284,174.24
3	8,815,745.00	282,039.47
4	8,816,812.39	280,966.81

PAMEL 10

VERTICES	NORTE	ESTE
1	8'818,000.00	285,000.00
2	8'817,000.00	285,000.00
3	8'817,000.00	286,000.00
4	8'816,000.00	296,000.00
5	8'816,000.00	285,000.00
6	8'815,000.00	285,000.00
7	8'815,000.00	283,000.00
8	8'816,000.00	283,000.00
9	8'816,000.00	282,000.00
10	8'817,000.00	282,000.00
11	8'817,000.00	283,000.00
12	8'818,000.00	283,000.00

PAMEL 11

VERTICES	NORTE	
1	8,816,121.46	286,987.08
2	8,813,458.25	288,851.84
3	8,810,474.96	286,190.50
4	8,812,138.17	284,325.94

PROPIETARIO: COMPAÑIA MINERA ORO CANDENTE S.A.
HECTAREAS: 6,693.00 HECTAREAS:
DEPARTAMENTO: LIMA
PROVINCIA: CAJATAMBO
DISTRITO: CAUJUL
SUSTANCIAS: METALICAS

CIA.MINERA ORO CANDENTE S.A.

UNIDAD ECONOMICA ADMINISTRATIVA

PROSPECTO PAMEL

Marzo,2007
1 : 100,000

How acquired

The Pamel property consists of 11 claims of approximately 6,693 hectares which were acquired by staking. The details of each claim are listed below.

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size
Suro	04/20/06	11/25/97	800	800
Pamel 1	04/20/06	08/20/99	1000	589
Pamel 2	04/20/06	04/09/99	1000	953
Pamel 3	04/20/06	07/23/99	525	524
Pamel 4	04/20/06	08/16/99	1000	999
Pamel 6	04/20/06	02/06/01	650	640
Pamel 7	04/20/06	12/03/04	100.13
Pamel 8		06/15/06	500	306
Pamel 9		11/17/06	450	449
Pamel 10		03/12/07	800	433
Pamel 11		11/20/06	1000	999

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

Exploration commenced in December 2005 to delineate drill targets. The property was mapped and over 2,800 soil samples were collected covering 31.6 square km.  In addition, a Pole-Dipole IP and Resistivity survey was completed over a total of 26.4 line km.  A highly resistive body with features typical of massive silica and mixed silica, alunite has been delineated over a length of 2 km and a width of 500 m.  The resistivity body occurs from surface to a depth of 200 m and a high chargeability body occurs just below this.  Vuggy silica which can host gold mineralization in this type of geological enviromment typically occurs at the interface between resistive and chargeable zones. At Pamel, vuggy silica float has been found where the highest gold values occur in soil samples.  Anomalous levels of gold, silver, lead, arsenic, barium, mercury and antimony in soils occur with or near the resistive body and continue for approximately 1 km to the north-east.

Current and Planned Work

Drill holes were located by combining all the available data from Candente’s work, but emphasis was put on the IP geophysics,chargeability and resistivity results.

Drilling was focused on testing an extensive high sulphidation style gold-silver target.

Approximately 2,500 to 3,000 meters (m) (8,200 to 9840 feet) are planned to be drilled in 10 to 12 holes.  Drilling is expected to take approximately 6 to 8 weeks to complete in the last quarter of 2006 and the first quarter of 2007.

Lunahuana (Columbia) Property

The Lunahuana (formerly known as the Columbia) Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Lunahuana (Columbia) Property stemmed from earlier exploration work, as described below, that was done in the area.

Lunahuana is a 5,388 hectare disseminated copper/gold exploration project located in Central Peru. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Lunahuana Property to date. The Company currently holds a 100% ownership interest in all claims which make up the property except the Viky claim, where the Company has an option to buy 100% of the claim by making cash payments over 5 years.

Figure 1. Property Location Map.

CANDENTE RESOURCE CORP.
Lunahuana Project Location Map
ECUADOR
COLOMBIA
BRASIL
PACIFIC OCEAN
LIMA
BOLIVIA
CHILE
Lunahuana Project
12°
13°
77°
76°
Ancón
Santa Rosa
Ventanilla
Rio Chillon
LIMA
Rio Rimac
PACIFIC OCEAN
Pucusana
KILOMETRES
0. 5 10 15 20 25
Omas
Lunahuana
San Antonio
Chilca
Mala
Coayllo
Asia
Quilmana
Cerro Azul
LEGEND
PANAMERICANA HIGHWAY
PAVED ROAD
GRAVELED ROAD
TOWN-CITY
AIRPORT
PUERTO
RIVER
CAPITAL

350,000 E
354,000 E
358,000 E
362,000 E
8'608,000 N
8'604,000 N
8'600,000 N
N
LUNA 7
LUNA 4
LUNA 8
COLUMBIA 8
COLUMBIA 9
COLUMBIA 5
COLUMBIA 7
COLUMBIA 6
COLUMBIA 10
LUNA 6
LUNA 3
LUNA 5

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

COLUMBIA 5

VERTICES	ESTE	NORTE
1	356000.0	8602000.0
2	356000.0	8601000.0
3	354000.0	8601000.0
4	354000.0	8600000.0
5	350000.0	8600000.0
6	350000.0	8602000.0

COLUMBIA 7

VERTICES	ESTE	NORTE
1	361000.0	8602000.0
2	361000.0	8600000.0
3	356000.0	8600000.0
4	356000.0	8602000.0

COLUMBIA 9

VERTICES	ESTE	NORTE
1	361000.0	8603000.0
2	363000.0	8603000.0
3	363000.0	8601000.0
4	361000.0	8601000.0

COLUMBIA 6

VERTICES	ESTE	NORTE
1	356000.0	8601000.0
2	356000.0	8599000.0
3	354000.0	8599000.0
4	354000.0	8601000.0

COLUMBIA 10

VERTICES	ESTE	NORTE
1	358000.0	8600000.0
2	359000.0	8600000.0
3	359000.0	8599000.0
4	358000.0	8599000.0

LUNA 3

VERTICES	ESTE	NORTE
1	354081.32	8599677.56
2	355259.52	8600226.96
3	356527.37	8597508.04
4	355349.17	8596958.64

LUNA 4

VERTICES	ESTE	NORTE
1	355000.0	8606000.0
2	356000.0	8606000.0
3	356000.0	8604000.0
4	354000.0	8604000.0
5	354000.0	8605000.0
6	355000.0	8605000.0

COLUMBIA 8

VERTICES	ESTE	NORTE
1	361000.0	8603000.0
2	361000.0	8602000.0
3	351000.0	8602000.0
4	351000.0	8603000.0

LUNA 5

VERTICES	ESTE	NORTE
1	356000.0	8599000.0
2	356000.0	8598000.0
3	357000.0	8598000.0
4	357000.0	8597000.0
5	354000.0	8597000.0
6	354000.0	8599000.0

LUNA 8

VERTICES	ESTE	NORTE
1	357000.0	8604000.0
2	357000.0	8603000.0
3	355000.0	8603000.0
4	355000.0	8604000.0

LUNA 6

VERTICES	ESTE	NORTE
1	354000.0	8600000.0
2	354000.0	8598000.0
3	353000.0	8598000.0
4	353000.0	8600000.0

LUNA 7

VERTICES	ESTE	NORTE
1	355000.0	8610000.0
2	355000.0	8607000.0
3	354000.0	8607000.0
4	354000.0	8610000.0

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 5,388.14 HECTAREAS
DEPARTAMENTO: LIMA
DISTRITO: COAYLLO
PROVINCIA: CAÑETE
SUSTANCIAS: METALICAS

CIA. MINERA ORO CANDENTE S.A.

PROSPECTO LUNAHUANA

Fecha:	Marzo ,2007
Escala:	1 : 100,000

How acquired

The property currently consists of 12 claim blocks totaling 5,388 as follows:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Columbia 5	02/17/02	09/26/96	1000	978
Columbia 6	02/17/02	10/25/96	400	263
Columbia 7	02/17/02	09/26/96	1000	1000
Columbia 8	02/17/02	10/30/96	1000	1000
Columbia 9	04/21/06	04/30/02	400	400
Columbia 10	04/21/06	04/30/02	100	100
Luna 3	04/21/06	03/11/02	390	390
Luna 4	04/21/06	11/21/02	300	300
Luna 5	04/21/06	08/18/04	500	256
Luna 6	04/21/06	07/25/03	200	200
Luna 7	04/21/06	07/12/05	300	300
Luna 8	05/04/06	11/10/05	200	200

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

Several types of mineralization have been found on the property. These include structurally controlled sheeted quartz-magnetite copper and gold veins, stockworks and breccias, in volcanic-sedimentary units. Exploration on the property has defined several high priority targets.

The Western target was defined by gold values in soil samples and coincides with an intense Induced Polarization anomaly. Sampling has defined an area of about 1 square km which is interpreted to be a sulphide-mineralized volcanic-sedimentary unit. The Company considers the Western target to be the highest priority for a future drill program.

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

Planned Work Program

There is currently no work planned for this property as the Company has decided to concentrate its efforts on its other properties. A decision will be made as to any future work in the 2007 fiscal year.

Las Brujas Property

The Brujas Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Brujas Property stemmed from earlier exploration work, as described below, that was done in the area.

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

How acquired

The Property currently consists of a single claim of 1000 hectares, staked by the Company. The claim was registered on July 6, 2000 and final approval was granted on December 4, 2000.

Location and Access

The property is located approximately 70 km to the northwest of the town of Cajamarca in northern Peru. The town of Tongod lies just northwest of the property boundary.

Access to the property is by a series of paved and unpaved roads from Cajamarca, approximately 3 hours away. The Company’s Picota exploration project adjoins the property to the northwest.

Regional and Property Geology

Las Brujas lies along the western flank of the Andes Mountains in northern Peru. Calipuy Formation volcanics underlies much of the area which is within the volcanic region known as the Yanacocha External Caldera System.

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
Picsi
Lambayeque
San Jose
Pimentel
Reque
CHICLAYO
Tuman
Saltur
Sipan
Mocupe
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

Since acquiring the property, the Company has conducted a limited amount of exploration including general geologic mapping and geochemical sampling. Assays of the samples returned anomalous levels of gold, including an area of 1.3 km by 1 km which includes quartz stockwork, veining and some brecciation. The results of the work conducted to date are consistent with an epithermal precious metals system.

Planned Work Program

Due to its current focus on other properties in its portfolio, the Company had no plans to conduct additional exploration at Las Brujas during the current fiscal year. A decision will be made as to any future work in the 2007 fiscal year.

Las Sorpresas Property

The Las Sorpresas Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Las Sorpresas Property stemmed from earlier exploration work, as described below, that was done in the area.

Las Sorpresas is an exploration stage epithermal high sulphidation gold/silver project located southeast of the Yanacocha district in Northern Peru.  The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Las Sorpresas Property to date. The Company has 100% interest in the property, although it has recently entered into an option agreement with Orex Ventures Inc. whereupon Orex may earn a 51% interest in the property.

CANDENTE RESOURCE CORP.

Sorpresas Project Location Map

81°
77°
73°
69°
0°
4°
8°
12°
16°
ECUADOR
COLOMBIA
BRASIL
PACIFIC OCEAN
CHICLAYO
LIMA
BOLIVIA
CHILE
N
Sorpresas

E-600,000
E-550,000
E-650,000
E-700,000
N-9'300,000
N-9'250,000
N-9'200,000
Lambayeque
Cajamarca
a Piura
a Lima
Jayanca
Pacora
Illimo
Mochumi
Morrope
Monte Carlo
Batan Grande
Pitipo
Ferreñafe
Picsi
Lambayeque
San Jose
Pimentel
Reque
CHICLAYO
Tuman
Saltur
Sipan
Pampa Grande
Chongoyape
Carhuaquero
Lama
Huambos
Cutervo
Cochabamba
Lajas
Chota
Bambamarca
Hualgayoc
Empalme
Lagunas
Sorpresas
CAJAMARCA
Encanada
Los Banos del Inca
Llacanora
Namora
Magdalena
San Juan
Chilete
Tembladera
Mocupe
La Barranca
Jequetepeque
Pacasmayo
LEGEND
PANAMERICAN HIGHWAY
PAVED ROAD
GRAVELED ROAD
UNGRAVELED ROAD
POLITICAL BOUNDARY
CAPITAL
TOWN-CITY
AIRPORT
PORT
PACIFIC OCEAN
KILOMETERS
0. 10 20 30 40
GRAPHIC SCALE

How acquired

The Property was originally staked by Britannia Gold. It currently consists of 5 claim blocks totaling approximately 2825 hectares. The details of those claims are below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Las Sorpresas 1	04/19/02	10/27/97	1000	973
Las Sorpresas 3	04/19/02	08/26/94	900	900
Las Sorpresas 4	04/19/02	08/31/94	300	300
Las Sorpresas 5	04/19/02	12/30/94	300	189
Las Sorpresas 6	04/19/02	10/29/96	500	462

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

768,000 E
772,000 E
776,000 E
780,000 E
9'224,000 N
9'220,000 N
9'216,000 N
9'212,000 N
N
SORPRESA N°5
SORPRESA N°1
SORPRESA N°4
SORPRESA N°3
SORPRESA N°6

COORDENADAS U.T.M. DE LOS VERTICES DE LA CONCESION

SORPRESA N° 1

VERTICES	NORTE	ESTE
1	9'220,000.00	776,000.00
2	9'217,000.00	776,000.00
3	9'217,000.00	774,000.00
4	9'216,000.00	774,000.00
5	9'216,000.00	773,000.00
6	9'220,000.00	773,000.00

SORPRESA N° 4

VERTICES	NORTE	ESTE
1	9'219,000.00	770,000.00
2	9'217,000.00	770,000.00
3	9'217,000.00	768,000.00
4	9'218,000.00	768,000.00
5	9'218,000.00	769,000.00
6	9'219,000.00	769,000.00

SORPRESA N° 6

VERTICES	NORTE	ESTE
1	9'217,000.00	770,000.00
2	9'216,000.00	770,000.00
3	9'216,000.00	773,000.00
4	9'215,000.00	773,000.00
5	9'215,000.00	769,000.00
6	9'217,000.00	769,000.00

SORPRESA N° 3

VERTICES	NORTE	ESTE
1	9'219,000.00	773,000.00
2	9'216,000.00	773,000.00
3	9'216,000.00	770,000.00
4	9'219,000.00	770,000.00

SORPRESA N° 5

VERTICES	NORTE	ESTE
1	9'220,000.00	773,000.00
2	9'219,000.00	773,000.00
3	9'219,000.00	770,000.00
4	9'220,000.00	770,000.00

PROPIETARIO: CIA. MINERA ORO CANDENTE S.A.
HECTAREAS: 2,825.00 HECTAREAS:
DEPARTAMENTO: CAJAMARCA
DISTRITO: CAJAMARCA
PROVINCIA: CAJAMARCA
SUSTANCIAS: METALICAS

CIA. MINERA ORO CANDENTE S.A.	
PROSPECTO LAS SORPRESAS	
Fecha: Marzo,2007	
Escala: 1 : 100,000

Location and Access

The property is located in the Andes of Northern Peru. It lies about 600 km north of Lima and about 40 km north of the city of Cajamarca. Access is by road through Cajamarca. Due to the mining operations elsewhere in the district, the area features well developed infrastructure and access.

Regional and Property Geology

Las Sorpresas lies along the western flank of the Andes Mountains in northern Peru within the volcanic region known as the Yanacocha External Caldera System.

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

Current and Planned Work

The property remains largely unexplored and the Company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the geology and its potential to host high sulphidation epithermal gold deposits.  In 2004 several lines of Induced Polarization (IP) geophysical surveying were completed on the north end of the property.  Results were not definitive.    Candente is currently attempting to negotiate surface agreement with local landowners in order to conduct a deeper penetrating IP survey.

Picota Property

The Picota Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Picota Property stemmed from earlier exploration work, as described below, that was done in the area.

The Picota Property is located in the western Andes Mountains of Peru. It is a disseminated copper/gold exploration target. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Picota Property to date. The Company holds a 100% interest in the Property, but it is subject to a 0.75 Net Smelter Royalty (NSR) and Memorandum of Understanding with Cominco (now TeckCominco).

How Acquired

It consists of five claims currently totaling 3,783 hectares, which were acquired by the Company through staking. The details of each claim are given below:

Claim Name	Registration Date	Date of Grant	Hectares Staked	Final Claim Size

Picota 1		03/12/99	1000	1000
Picota 2		11/26/99	1000	1000
Picota 4		09/29/00	800	750
Picota 5		08/10/04	1000	955
Picota 6		08/13/04	200	77

In September 1999, the Company paid a finders fee of 20,000 common shares in consideration for recommending the property and introducing the Company to Cominco.

Cominco Agreement

Prior to staking the property, the Company reviewed Cominco’s (now TeckCominco) information on the Picota property, including their proprietary data and exploration results. In consideration, Candente and Cominco entered into a Memorandum of Understanding covering the Picota property and an Area of Interest which covers any surrounding properties which may be staked or acquired by Candente prior to December 31, 2000.

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

Candente is in full possession of the properties and the right to work and explore the properties. However, Cominco will have reasonable access to the properties and Candente will provide Cominco with regular progress reports summarizing exploration results.

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

The property is underlain by several distinct volcanic and intrusive rock units of the Calipuy Formation. Due to vegetative and soil cover, surface exposure of these units is poor, and strong alteration makes effective geological surface mapping and interpretation difficult. However, trenching has exposed distinguishable units, including several types of porphyry units. Several areas of mineralization have been identified by prior exploration work.

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

The Company planned no exploration at Picota during the current year.  A decision will be made as to any future work in the 2007 fiscal year.

Other Peruvian Properties

The Company holds several additional properties in Peru.  All of them are without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in these properties stemmed from earlier exploration work, as described below, that was done in the specific areas.

Nine of the properties were subject (along with Pamel) to the Right of First Refusal (“RFR”) Agreement with Anglogold. The RFR expired unexercised in July 2003, and Candente retains its interests in all of the properties.  Details of those properties are given below:

		Title Grant	Hectares	Actual Area	Registration
Project	Claim Name	Date	Staked	Hectares	Date
Cañariaco	Cañariaco A	07/30/92	1000.00	1000.00	04/05/01
	Cañariaco B	07/30/92	1000.00	1000.00	04/05/01
	Cañariaco C	07/30/92	1000.00	1000.00	04/05/01
	Cañariaco D	07/30/92	500.00	500.00	04/05/01
	Cañariaco E	05/05/04	1000.00	660.50	05/24/06
	Cañariaco F1	07/23/04	1000.00	789.50	05/24/06
	Cañariaco G	08/19/05	1000.00	940.00	05/24/06
	Cañariaco H	10/16/06	1000.00	1000.00	IN PROCESS
	Cañariaco I	09/28/06	1000.00	1000.00	IN PROCESS
	Cañariaco J	10/16/06	1000.00	1000.00	IN PROCESS
	Cañariaco K	11/30/06	1000.00	1000.00	IN PROCESS
	Cañariaco L	10/25/06	700.00	700.00	IN PROCESS
	Cañariaco M	10/31/06	400.00	370.00	IN PROCESS
	Cañariaco N	10/23/06	1000.00	1000.00	IN PROCESS
	Cañariaco P	10/12/06	600.00	600.00	IN PROCESS
	Cañariaco Q	10/16/06	400.00	400.00	IN PROCESS
	Cañariaco R	10/26/06	800.00	800.00	IN PROCESS
	Cañariaco S	10/25/06	700.00	700.00	IN PROCESS
	Cañariaco T	11/30/06	800.00	800.00	IN PROCESS
	Cañariaco U	10/25/06	400.00	400.00	IN PROCESS
	Cañariaco V	11/30/06	900.00	900.00	IN PROCESS

Jehuamarca	Jehuamarca 1	11/07/05	900.00	900.00	04/18/06
	Jehuamarca 2	11/09/05	900.00	900.00	04/18/06
	Jehuamarca 3	11/07/05	900.00	900.00	04/18/06
	Jehuamarca 4	11/16/05	900.00	900.00	04/18/06

Acos	Acos	03/16/06	400.00	400.00	IN PROCESS

Alto Dorado	Ana de Chuco	02/27/98	1000.00	1000.00	07/23/04
	Ana de Chuco 3	04/17/00	400.00	400.00	07/23/04
	Luis	02/23/98	100.00	100.00	07/23/04
	Carlos II	12/30/97	1000.00	1000.00	07/23/04
	Toril I	04/29/03	1000.00	800.00	01/16/06
	Toril II	01/19/04	1000.00	200.00	01/16/06
	Toril III	03/11/04	300.00	300.00	01/16/06
	Toril IV	04/21/03	200.00	200.00	01/16/06
	Toril V	01/19/04	300.00	300.00	01/16/06
	Toril VI	08/13/04	1000.00	1000.00	01/16/06
	Toril VII	10/27/03	600.00	600.00	01/16/06
	Toril VIII	04/28/04	300.00	300.00	01/16/06
	Toril IX	12/11/03	300.00	300.00	01/16/06
	Toril X	12/11/03	200.00	200.00	01/16/06
	Toril XI	08/13/04	200.00	200.00	01/16/06
	Toril XVI	04/06/06	400.00	400.00	07/07/06
	Toril XVII	04/11/06	800.00	800.00	07/07/06
	Toril XVIII	04/18/06	300.00	300.00	07/06/06
	Toril XIX	05/03/06	500.00	500.00	08/09/06
	Toril XX	04/06/06	400.00	400.00	07/07/06
	Toril XXI	04/27/06	100.00	100.00	07/07/06

As de Zinc	El As de Zinc I	05/06/04	1000.00	1000.00	05/02/06
	El As de Zinc II	03/29/04	500.00	500.00	05/02/06
	El As de Zinc III	06/07/04	400.00	400.00	05/22/06
	El As de Zinc IV	02/27/06	900.00	900.00	IN PROCESS
	El As de Zinc V	02/20/06	400.00	400.00	IN PROCESS
	El As de Zinc VI	02/23/06	1000.00	1000.00	IN PROCESS
	As de Zinc VII	02/20/06	800.00	800.00	IN PROCESS
	El As de Zinc VIII	04/06/06	1000.00	1000.00	IN PROCESS

Arikepay	Arikepay	10/31/06	1000.00	1000.00	IN PROCESS

Cara Cara	Cara Cara	05/05/04	400.00	398.28	IN PROCESS
	Cara Cara I	04/20/04	200.00	200.00	IN PROCESS
	Cara Cara II	11/15/04	1000.00	1000.00	IN PROCESS
	Cara Cara III	10/02/06	200.00	200.00	IN PROCESS

El Tigre	Tigre Nº2	09/23/94	500.00	500.00	04/19/02
	Tigre Nº 1	IN PROCESS	400.00	IN PROCESS	IN PROCESS

El Naranjo	El Naranjo Nº1	IN PROCESS	1000.00	IN PROCESS	IN PROCESS
	El Naranjo Nº2	IN PROCESS	1000.00	IN PROCESS	IN PROCESS

Fredito	Fredito IV	03/17/03	1000.00	1000.00	02/03/06
	Fredito V	12/12/02	1000.00	1000.00	02/03/06
	Fredito VI	08/13/04	200.00	200.00	02/03/06
	Fredito VII	03/30/05	100.00	100.00	02/03/06
	Fredito VIII	03/30/05	200.00	200.00	02/03/06

La Cuesta	La Cuesta I	02/10/06	800.00	800.00	IN PROCESS
	La Cuesta II	02/27/06	400.00	400.00	IN PROCESS
	La Cuesta III	12/20/06	200.00	200.00	IN PROCESS
	La Cuesta IV	12/15/06	200.00	200.00	IN PROCESS

La Grama	La Grama	11/30/05	900.00	900.00	IN PROCESS

Las Brujas	Las Brujas	12/04/00	1000.00	1000.00	IN PROCESS

Las Brujitas	Las Brujitas	06/23/03	1000.00	1000.00	IN PROCESS

Las Pavas	Las Pavas	03/15/06	1000.00	887.8940	IN PROCESS

Las Sorpresas	Sorpresa Nº1	10/27/97	1000.00	973.3090	04/19/02
	Sorpresa Nº3	08/26/94	900.00	900.00	04/19/02
	Sorpresa Nº4	08/31/94	300.00	300.00	04/19/02
	Sorpresa Nº5	12/30/94	300.00	189.1433	04/19/02
	Sorpresa Nº6	10/29/96	500.00	462.2007	04/19/02

Linda Pata	Linda Pata	08/23/04	1000.00	998.1270	IN PROCESS
	Linda Pata II	05/07/04	400.00	251.33	IN PROCESS

Vista Alegre	Los Cedros 1	03/21/06	1000.00	1000.00	IN PROCESS
	Los Cedros 2	02/23/06	600.00	600.00	IN PROCESS
	Los Cedros 3	05/10/06	400.00	400.00	IN PROCESS
	Los Cedros 4	06/28/06	600.00	600.00	IN PROCESS
	Los Cedros 5	03/16/06	100.00	100.00	IN PROCESS
	Los Cedros 6	IN PROCESS	100.00	IN PROCESS	IN PROCESS
	Los Cedros 7	10/23/06	900.00	900.00	IN PROCESS
	Los Cedros 8	12/15/06	400.00	400.00	IN PROCESS
	Los Cedros 9	10/31/06	300.00	300.00	IN PROCESS
	Los Cedros 10	11/30/06	600.00	600.00	IN PROCESS

Lunahuaná (Formely Columbia)	Columbia 5	09/26/96	1000.00	978.3952	02/17/02
	Columbia 6	10/25/96	400.00	263.4089	02/17/02
	Columbia 7	09/26/96	1000.00	1000.00	02/17/02
	Columbia 8	10/30/96	1000.00	1000.00	02/17/02
	Columbia 9	04/30/02	400.00	400.00	04/21/06
	Columbia 10	04/30/02	100.00	100.00	04/21/06
	Luna 3	03/11/02	390.00	389.9988	04/21/06
	Luna 4	11/21/02	300.00	300.00	04/21/06
	Luna 5	08/18/04	500.00	256.3355	04/21/06
	Luna 6	07/25/03	200.00	200.00	04/21/06
	Luna 7	07/12/05	300.00	300.00	04/21/06
	Luna 8	11/10/05	200.00	200.00	05/04/06

Las Flores	Miraflores	10/16/06	800.00	796.3287	IN PROCESS

Oro Queropalca	Oro Queropalca I	12/03/04	1000.00	1000.00	IN PROCESS
	Oro Queropalca II	07/17/03	700.00	700.00	IN PROCESS

Pamel	Suro	11/25/97	800.00	800.00	04/20/06
	Pamel 1	08/20/99	1000.00	588.6113	04/20/06
	Pamel 2	04/09/99	1000.00	952.5818	04/20/06
	Pamel 3	07/23/99	525.00	524.3928	04/20/06
	Pamel 4	08/16/99	1000.00	998.8453	04/20/06
	Pamel 6	02/06/01	650.00	640.1524	04/20/06
	Pamel 7	12/03/04	100.00	0.1339	04/20/06
	Pamel 8	06/15/06	500.00	306.2565	IN PROCESS
	Pamel 9	11/17/06	450.00	449.4818	IN PROCESS
	Pamel 10	03/12/07	800.00	433.6218	IN PROCESS
	Pamel 11	11/20/06	1000.00	998.8558	IN PROCESS

Picota	Picota 1	03/12/99	1000.00	1000.00	IN PROCESS
	Picota 2	11/26/99	1000.00	1000.00	IN PROCESS
	Picota 4	09/29/00	800.00	750.0278	IN PROCESS
	Picota 5	08/10/04	1000.00	955.3591	IN PROCESS
	Picota 6	08/13/04	200.00	77.1952	IN PROCESS

Quio	Quio	05/25/06	200.00	200.00	IN PROCESS

San Francisco	Francisco OCSA	10/24/03	800.00	800.00	IN PROCESS
	Los Francisco 1	11/29/06	300.00	300.00	IN PROCESS
	Los Francisco 2	11/30/06	500.00	500.00	IN PROCESS

Totoras	Totoras I	08/04/04	500.00	500.00	IN PROCESS
	Totoras II	IN PROCESS	400.00	IN PROCESS	IN PROCESS

Tres Marias	Tres Marias I	03/24/03	1000.00	1000.00	02/03/06
	Tres Marias II	11/26/02	300.00	300.00	02/03/06
	Tres Marías III	12/12/02	100.00	100.00	02/03/06
	Tres Marías IV	02/21/05	500.00	500.00	02/03/06
	Tres Marías V	03/07/05	1000.00	1000.00	02/03/06
	Tres Marías VI	04/25/05	1000.00	1000.00	02/03/06
	Tres Marías VII	02/27/06	1000.00	1000.00	07/26/06
	Tres Marías VIII	02/03/06	100.00	100.00	07/26/06
	Tres Marías IX	02/07/06	700.00	700.00	07/26/06
	Tres Marias X	04/18/06	600.00	600.00	07/26/06
	Tres Marias XI	IN PROCESS	600.00	IN PROCESS	IN PROCESS
	Tres Marias XII	IN PROCESS	1000.00	IN PROCESS	IN PROCESS
	Tres Marias XIII	IN PROCESS	100.00	IN PROCESS	IN PROCESS

Uchumachay	Uchumachay I	08/26/04	300.00	300.00	IN PROCESS
	Uchumachay 2	08/24/04	600.00	600.00	IN PROCESS

* This El Alamo property is separate from the property transferred to ADC Peru LDC under an agreement signed in May 2003.

The Company has conducted either limited or no exploration on its other Peruvian properties to date.

Mexican Properties

The El Oro Mines are located in Central Mexico and are past producers of gold and silver.  The El Oro mines hosted the largest known vein systems in the region with past production from nine main veins varying between 1 and 70 meters in width and, 1.0-3.5 km in length and were mined over vertical distances of up to 250m.

How Acquired

On May 12th, 2006, the Company and Canaco Resources Inc. (Canaco) entered into an option agreement to jointly acquire up to a 70% interest in the 67 square kilometer El Oro gold property.  The property is being optioned from Minera Luismin SA de CV (Luismin), a 100 percent owned subsidiary of Goldcorp Inc.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin.

The terms of the Agreement are as follows:

1.

Earn a 50% interest by expending US$5,000,000 on exploration and issuing 250,000 common shares in each of Canaco Resources Inc and Candente Resource Corp over a three year period and;

2.

Earn an additional 20% interest by expending an additional US$5,000,000 (US$10,000,000 total for 70% total interest) on exploration and development over an additional two (2) years.

1.

Goldcorp retains the right to earn-back in to a 70% interest by spending US $25,000,000 within four years on additional exploration and development.

2.

Goldcorp has the right to participate in future equity financings by each company, up to the greater of: their current percentage interest held in each company or 10% of the financing.

Location & Access

The property has excellent road access and is located 110 km northwest of Mexico City in the States of Mexico and Michoacan.

Geological Information

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent ounces.  El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 metres in width.  One vein alone, Veta San Rafael, produced in excess of 5 million gold equivalent ounces during a mine-life of 45 years.  Veta San Rafael’s average grade of production was 10.8 grams gold per tonne and 115 grams silver per tonne, over an average width of 10 meters, a vertical depth of up to 250 meters and a strike length approaching 3.5 kilometers.

Historic production at El Oro came from nine principal vein systems.  The veins generally strike north-northwest and dip 60 to 70 degrees to the southwest.  It is postulated, that the dip may change to easterly, with progression to the west. Host rocks to the vein systems are Cretaceous carbonaceous shales, which are basement rocks.  A 200 plus meter thick pile of younger, Tertiary andesitic volcanics generally overlies and obscures most of the major veins.

Previous Exploration

The veins on the El Oro property have been worked since the late 1700’s.  The height of activity began in 1904 with the Gold Mining & Railway Company.  For 33 years four companies produced gold and silver, predominantly from two principal vein systems, the San Raphael and Verde veins.  Veta San Rafael has a thickness which locally exceeded 50 meters and averaged 10 meters.  The Veta Verde vein averaged 5-10 meters in thickness.  In 1938, all of the mines and properties were acquired by Las Dos Estrellas Mining Company.  Shortly thereafter, a tailings dam collapsed and compensation costs bankrupted the Las Dos Estrellas Mining Company so the properties were transferred to the workers.  Operating as individuals proved to be very costly resulting in closure of the mines in 1959.

Current & Planned Work Program

Diamond drilling is planned to commence during April of 2007. Prior to drilling, exploration focused on a thorough compilation of all historical data as well as conducting mapping and Natural Audio Magnetic, Telluric (NSAMT) geophysical surveys to delineate drill targets. Drilling will test two types of targets.  The first target type is the down-dip extensions of four of the most prolific veins in the El Oro camp including San Raphael, Verde, Borda and Corona, to look for new reserves below previous levels of mining. The second target type will be to find new veins in the Oriente area by testing NSAMT geophysical anomolies and newly discovered alteration and quartz-calcite vein targets.  The Oriente area is the eastern extension of the prolific El Oro mines ore shoot trend.  It has had no mining and little exploration and is covered by younger Tertiary volcanic rocks which mask favourable older Cretaceous host rocks and potential veins.  Five exposures of older favourable host rocks have been found in the Oriente area and all of these have extensive alteration and/or quartz-calcite veining typical of the El Oro gold-silver veins.  This area was covered by NSAMT geophysical survey in early 2007 which is anticipated to define additional drill targets.

Newfoundland Properties

During 2002, the Company began to acquire gold exploration properties located in the Botwood Basin area of central Newfoundland, Canada. These properties are located in an area where recent exploration results published by other exploration companies suggests that the basin has certain similarities to the Carlin gold trend in Nevada.

Originally, the Company had 1,919 claims totaling 47,975 hectares which the Company had grouped into several properties by location. The Company’s interest in these claims had been acquired through several methods, including staking, purchase and option agreements.  Several claims have been dropped and the Company now has 159 claims.

The Company had originally entered into 6 Option to Purchase and Royalty Agreements, which provided for the Company to earn a 100% interest in 7 properties. This has been reduced to 1 Option to Purchase and Royalty Agreement.  The Company had also entered into a Purchase and Royalty Agreement with Kevin Keats of Newfoundland by which the Company had earned a 100% interest in 1,346 mining claims.  These mining claims have dropped.

All of the Company’s Newfoundland property interests were acquired from Arms-length parties.

Acquisition details and descriptions of the Company’s two remaining Newfoundland exploration projects are described below.

Staghorn (formerly Flamingo and Woods Lake) Property

The Staghorn Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Staghorn Property stemmed from earlier exploration work, as described below, that was done in the area.

The Staghorn Property is a 67 claim gold exploration property located in western Newfoundland. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Staghorn Property to date. The Company has an option to earn a 100% interest in the property, subject to a 2.5% NSR. In March 2004, the Company announced an agreement with Goldcorp whereupon Goldcorp can earn a 70% interest in the project by assuming all of Candente’s expenditure obligations and completing a bankable feasibility study by January 2010. Goldcorp terminated this agreement in Fiscal 2005.

How Acquired

Under an agreement dated December 20, 2002 between the Company and Gilbert Lushman and Edwin Northcott (known collectively as the “Lushcott Group”), the Company could acquire a 100% interest in the property, subject to a 2.5% NSR, by making cash payments totaling $100,920, issuing 120,000 common shares and incurring aggregate exploration expenditures of $500,000 before November 30, 2006.

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

In March 2004, the Company announced an agreement with Goldcorp on the Staghorn property. Goldcorp could earn a 70% interest in the property by assuming all of Candente’s expenditure obligations and completing a bankable feasibility study by January 2010. The option could be extended beyond the six-year period if expenditures have reached a minimum of $1 million per year by 2009.

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

Geological Information

The property is located within the SW Dunnage Zone. The northern portion of the property is underlain by mafic volcanic and related intrusive rocks, while the southern portion is dominated by granodioritic rocks of the Bay Du Nord Group. These rocks are intruded by a mylonitized pink felsic sill-dyke that occurs as two separate northeast-trending bodies within a mylonite shear zone.

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

During the first quarter of 2004, the Company carried out a lake sediment survey as well as an IP/Magnetic geophysical survey. This work identified several high-chargeability IP zones over a 3.2 kilometer strike length.

In April 2005 Candente conducted a 12 hole, 1868 meter drill program.  The program was funded by Goldcorp and was carried out by Petro Drilling Company Limited of Newfoundland. Drilling targeted combinations of Induced Polarization chargeability highs, gold bearing structures interpreted from ground magnetics and airphoto interpretation, and associated anomalous gold values from trenches, rock float and lake bottom sediments.  Several targets remain untested due to problems with weather and drilling.

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

The following grades and widths of gold mineralization were intersected in two holes that tested a felsic sill/dyke along a major mylonite structure: 1.49 grams per tonne (gpt) over 1.5 m, 1.69 gpt over 1.5 m, 2.01 gpt over 0.9 m, 6.25 gpt over 1.0 m and 11.25 gpt over 1.5 m within two larger intervals of 1.47 gpt over 22.5 m and 0.23 gpt over 52.9 m from the respective holes.  While these results are considered to be anomalous, the possibility of encountering a large bulk tonnage gold deposit within the explored area has been reduced.

The two holes that tested for VMS style stratigraphy did not intersect any base metal mineralization within interbedded mafic volcanic and sedimentary rocks. IP chargeability highs were explained by the presence of thinly banded pyrite within sedimentary units. The more favourable felsic volcanic stratigraphy in the northern portion of the Staghorn property remains untested.

In light of the results obtained and the recent base and precious metal VMS discovery made by Messina Minerals Inc., 35 km to the northeast of the Staghorn property, the sequence of felsic volcanic and sedimentary rocks found in the northern portion of the Staghorn property is considered to have the best potential for further exploration on the property.

Current and Planned Work Program

The Company conducted no work in 2006.  A decision will be made as to the future work in the 2007 fiscal year.

Virgin Arm Property

The Virgin Arm Property is without known reserves and the work being done by the Company is exploratory in nature. The Company’s interest in the Virgin Arm Property stemmed from earlier exploration work, as described below, that was done in the area.

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

Previous Exploration History

During the 1980’s, the Geological Survey of Canada conducted regional lake bottom sampling. Based upon these results, Noranda Exploration Company Limited staked a series of claims in the area which included the current boundaries of the Virgin Arm property. From 1989 to 1996, Noranda conducted an exploration program consisting of prospecting and reconnaissance geochemical sampling over portions of the property. In 2002, Candente followed up the Noranda results with prospecting, silt and rock sampling, coarse gold panning, linecutting, soil sampling and grid geological mapping. 5 new gold showings have been identified to date.

During 2003 and 2004 the Company conducted mapping, sampling and trenching on the property.

Current and Planned Exploration,

No work was done on the property in 2006.  A decision will be made in 2007 regarding future work on the property.

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

Results of Operations

Year Ended December 31, 2006 vs. the Year Ended December 31, 2005

The Net Loss for the year totaled $1,792,115, or $0.04 per share, compared to a loss of $1,426,952, or $0.04 per share, in the prior year.  The most notable differences between the two years are as follows;

Candente Resource Corp discontinued all International Security expense compared to spending of only $2,063 in 2005 as the Company continues to use local security services in Peru as it feels they are more beneficial in protecting its personnel in the field.  The Companies legal, audit and accounting increased to $134,167 versus $106,912 in 2005 due to higher legal expenses related to being listed on the TSX and the Frankfurt stock exchange.  Management and Office salaries of $200,741 increased in comparison to $166,325 in 2005 as salaries increased and additional personnel were hired during the year.  Travel decreased to $5,499 from $125,782 in 2005 and Corporate Development increased to $438,310 from $180,297 in 2005 as the allocation of expenses related to corporate development was revised during 2006.  The revised costs include expenditures associated with raising funds on non-brokered private placements. The companies stock-based compensation expense increased to $574,889 from $195,848 in 2005, as the volatility increased for the options issued during the year, and the timing of the vesting of the grants caused a greater portion to be vested as compared to the prior year.

The Company earned interest income of $63,374 in 2006 compared to $31,483 in 2005 due to higher average cash balances. The foreign exchange Gain of $63,181 in 2005 compared to a loss of $397 in 2005 was due to favourable exchange rates during the current year.

Year Ended December 31, 2005 vs. the Year Ended December 31, 2004

The Net Loss for the year totaled $1,426,952, or $0.03 per share, compared with a loss of $1,556,932, or $0.04 per share, in the prior year.  The largest difference between the two years was a smaller foreign exchange gain in 2005 compared to 2004 arising from the monetary assets held in Canadian dollars.  Other changes occurred in International Security expense with a decrease to $2,063 from $30,837 as the company decided that the use of local security would better protect its personnel while in the field.  Legal, Audit and Accounting costs of $106,912 versus $94,612 due to higher legal fees and auditing costs of being listed on the Toronto Stock Exchange.  Management and Office salaries of $166,325 versus $115,167 and Office, Rent and Miscellaneous of $114,712 compared to $109,995 due to additional personnel and increase in office related costs.  Travel decreased to $125,782 from $156,743 as management attended several industry conferences during the period and travel to Peru to review new exploration programs.  Write off of deferred costs on its mineral exploration properties of $419,470 compared to $728,751 as the company wrote off deferred exploration costs on its Linear and Micheal’s Harbour properties.  These expenses are in combination with a lower interest income of $31,483 versus $51,577 due to lower average cash balance and reduced Stock Based Compensation expense of $195,848 compared to $222,686 in 2004.  to the company had a Foreign Exchange loss of $397 versus a Foreign exchange gain of $222,216 in 2004 which was due to a large change in the exchange rate for the Canadian dollar against the US dollar during 2004.

Year Ended December 31, 2004 vs. the Year Ended December 31, 2003

The Net Loss for the year totaled $1,556,932, or $0.04 per share, compared to a loss of $1,601,498, or $0.06 per share, in the prior year. The main difference between the two years was a large foreign exchange gain in 2004 arising from the translation of monetary assets held in Canadian dollars. Other large changes occurred in International Security expense of $30,837 compared to $12,386 as the Company took extra protection measures for its personnel in Peru; Legal, audit and accounting of $94,612 versus $55,851 due to higher legal expenses related to potential joint-venture agreements; Management and Office salaries of $115,167 versus $71,226 and Office, rent and miscellaneous of $109,995 compared to $62,068 due to additional personnel and additional office space rented in Vancouver; Promotion, Travel, and Entertainment, which rose to $156,742) from $132,752 as management attended several additional industry conferences during the period as well as traveling to Peru to review new exploration programs; and Write off of deferred costs on its mineral exploration properties of $728,750 compared to $222,444 as the Company wrote-off all of its deferred exploration in Newfoundland, Canada except for the Staghorn, Linear, Micheal’s Harbour, and Virgin Arm Properties. . These expenses were partially offset by higher interest income of $51,577 compared to $26,500 due to higher average cash balances, reduced stock-based compensation expense of $222,686 compared to $911,014 in 2003, and the Foreign Exchange gain of $222,216 in 2004 compared to $25,141 in 2003, which was due to favorable exchange rates for the Canadian dollar against the US Dollar.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funds since incorporation has been through the issue of its common stock and the proceeds from the exercise of common stock options and share purchase warrants.  The Company has no revenue from mining operations to date.

The Company has completed the following common share issuances since 1997. Amounts are less any share issuance costs.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Balance, as at December 31, 1997		4,066,001	$ 602,441

Fiscal 1998	Seed Share Subscriptions (1)	40,000	6.484

Fiscal 1999	Seed Share Subscriptions (1)	330,000	$ 55,099
	Seed Share Subscriptions (2)	383,333	77,087

Fiscal 2000	Initial Public Offering (3)	2,068,000	$ 505,095
	Mineral Property Interests (4)	30,000	9,027
	Corporate Finance Fees (5)	40,000	12,036
	Finder’s Fees (6)	40,000	8,819

Fiscal 2001	Private Placement (7)	600,000	$ 82,320
	Private Placement (8)	1,265,700	165,287
	Exercise of share purchase options (9)	363,000	108,980
	Debt Settlement (10)	10,000	2,930

Fiscal 2002	Private Placement (11)	4,869,002	$441,700
	Private Placement (12)	2,893,000	636,490
	Private Placement (13)	650,000	187,650
	Private Placement (14)	2,000,000	769,820
	Exercise of Stock Options (15)	796,250	75,981
	Exercise of Stock Options (16)	25,000	3,650
	Exercise of Stock Purchase Warrants (17)	180,000	17,170
	Mineral Property Interests (18)	500,000	75,300
	Mineral Property Interests (19)	30,000	7,940
	Mineral Property Interests (20)	25,000	5,780
	Mineral Property Interests (21)	200,000	58,300
	Mineral Property Interests (22)	60,000	18,640

Fiscal 2003	Private Placements	5,908,333	$3,638,105
	Exercise of Stock Options	976,566	166,286
	Exercise of Stock Purchase Warrants	3,902,752	774,533
	Mineral Property Interests	266,000	150,057

Fiscal 2004	Exercise of Stock Options	280,500	$ 51,721
	Exercise of Stock Purchase Warrants	1,434,750	402,403
	Mineral Property Interests	110,000	48,790

Fiscal 2005	Private Placements	7,450,000	$2,931,455
	Mineral Property Interests	56,250	22,205

Fiscal 2006	Private Placements	8,380,066	$6,879,155
	Exercise of Stock Options	725,000	383,390
	Exercise of Stock Purchase Warrants	300,000	182,134
	Mineral Property Interests	132,424	99,683

(1)

These Seed Shares were sold at $0.25 per share.

(2)

These Seed Shares were sold at $0.30 per share.

(3)

The Company’s Initial Public Offering shares were sold at $0.45 per share.

(4)

Issued at $0.45 per share.

(5)

Issued at $0.45 per share.

(6)

Issued for finder’s fees for mineral property acquisitions at various prices per share.

(7)

Issued at $0.25 per share.

(8)

Issued at $0.20 per share.

(9)

Exercised at $0.45 per share.

(10)

Debt Settlement for Corporate Finance Fees issued at $0.45 per share.

(11)

Issued at $0.15 per share.

(12)

Issued at $0.35 per share.

(13)

Issued at $0.45 per share.

(14)

Issued at $0.50 per share.

(15)

Exercised at $0.15 per share.

(16)

Exercised at $0.23 per share.

(17)

Exercised at various prices.

(18)

Issued at $0.24 per share.

(19)

Issued at $0.42 per share.

(20)

Issued at $0.36 per share.

(21)

Issued at $0.46 per share.

(22)

Issued at $0.49 per share.

During 2007 fiscal year the Company anticipates continuing to conduct exploration on several of its properties in Peru, including drilling programs on the Alto Dorado, Cañariaco and limited exploration on 2 of its properties in Newfoundland.  The Company believes that it has sufficient capital to cover corporate expenses for the remainder of 2007, however, additional funds will be necessary for future periods, and management anticipates funding ongoing operations with the additional placement of common stock, as well as the exercise of outstanding options and warrants. The timing and amount of such stock placements is largely dependent upon favourable market conditions. If the Company is unable to raise additional funds, exploration activities will be curtailed and available funds will be used on the most advanced properties. The priority ranking of each property for available funds is impossible to determine at this time as ongoing exploration results will determine which properties in the Company’s portfolio should receive additional exploration.

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

Fiscal Year Ended December 31, 2006

The Company’s working capital at the end of the year totaled $2,355,565 compared to working capital of $566,259 at the close of the prior year. The Company cash position increased to $3,089,422 from $681,667. Liabilities totaled $864,549 compared to $274,280, with all amounts classified as current.

The Net Loss for the year was $1,792,115. Operating Activities used cash of $1,234,432, with the Net Loss partially offset by non-cash charges of Stock-based compensation of $574,889 and the Write-off of deferred costs related to mineral properties of $3,777. Investing Activities used cash of $5,070,215, with deferred exploration costs on its mineral properties using cash of $4,142,748, Deferred acquisition costs of its mineral properties using cash of $284,053, and Acquisition of Capital Assets using cash of $45,079. Financing Activities provided cash of $8,712,402. The issuance of common shares provided cash of $7,809,335 and option payments and exploration funds received provided cash of $1,242,520.

Fiscal Year Ended December 31, 2005

The Company’s working capital at the end of the year totaled $566,259compared to working capital of $823,488 at the close of the prior year. The Company cash position decreased to $681,667 from $1,045,641. Liabilities totaled $274,280 compared to $420,070, with all amounts classified as current.

The Net Loss for the year was $1,426,952. Operating Activities used cash of $810,661, with the Net Loss partially offset by non-cash charges of Stock-based compensation of $195,848 and the Write-off of deferred costs related to mineral properties of $419,470. Investing Activities used cash of $2,784,947, with deferred exploration costs on its mineral properties using cash of $2,324,248, Deferred acquisition costs of its mineral properties using cash of $189,063, and Acquisition of Capital Assets using cash of $55,894. Financing Activities provided cash of $3,231,634. The issuance of common shares provided cash of $3,071,864 and option payments and exploration funds received provided cash of $300,000.

Fiscal Year Ended December 31, 2004

The Company’s working capital at the end of the year totaled $823,488 compared to working capital of $3,754,748 at the close of the prior year. The Company cash position decreased to $1,045,641 from $3,672,704. Liabilities totaled $420,070 compared to $60,533, with all amounts classified as current.

The Net Loss for the year was $1,556,932. Operating Activities used cash of $560,127, with the Net Loss partially offset by non-cash charges of Stock-based compensation of $222,686 and the Write-off of deferred costs related to mineral properties of $728,751. Investing Activities used cash of $3,349,988, with deferred exploration costs on its mineral properties using cash of $2,784,293, deferred acquisition costs of its mineral properties using cash of $288,915, and Acquisition of Equipment using cash of $102,999. Financing Activities provided cash of $1,283,052. The issuance of common shares provided cash of $454,124 and option payments and exploration funds received provided cash of $769,896.

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

US GAAP Reconciliation with Canadian GAAP

Under Canadian GAAP applicable to mining exploration companies, exploration expenditures may be deferred on prospective claims until such time as it is determined that further exploration is not warranted, at which time the claim costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. Under US GAAP, exploration expenditures are disclosed in the statements of cash flows under Operating Activities while under Canadian GAAP they are disclosed as Investing Activities. Therefore, under US GAAP, the Company has expensed all of its deferred property costs which were $10,701,855 as of December 31, 2006.  The Company’s net loss of $1,792,115 under Canadian GAAP was increased under US GAAP by ($3,988,414) for FY 2006’s Deferred Property Expenditures. After deducting the Claim Costs written off under Canadian GAAP and the foreign exchange gain which is included in other comprehensive income under US GAAP, the FY 2006 Net Loss under US GAAP totaled $5,839,933.

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released from trading or until all contingencies upon which the release of the shares relies have been met. At December 31, 2006, the contingency for release of escrowed shares had been met, therefore there is no difference.

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

 Under US GAAP, the Accumulated other comprehensive loss related to these two items as of December 31, 2006 is $5,761,377.

Due to these requirements under US GAAP, the Accumulated Deficit under US GAAP as of December 31, 2006 is ($18,691,475).

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

The Company's financial statements are stated in U.S. Dollars (USD$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 12 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was 1.16 as of December 31, 2005.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of March 14, 2007 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada, except Ing. Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru and Larry Kornze and Peter Megaw who are residents of the United States.

Table No. 5

Directors

Name	Age	Date First Elected/Appointed
Joanne C. Freeze	49	July 1997
Fredy Jose Huanqui Guerra	55	April 1999
Peter de Visser	57	July 1997
Larry Kornze	59	October 2002
Michael Casselman	61	July 2004
James Currie	52	October 2004
Peter Megaw	54	November 2004
Andrew Smith	50	April 2006

Table No. 6 lists, as of March 14, 2007, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada, except Fredy Jose Huanqui Guerra, who is a resident and citizen of Peru.

Table No. 6

Executive Officers

Name	Age	Position	Date of Appointment
Joanne C. Freeze	49	President and CEO	July 1997
Fredy Jose Huanqui Guerra	55	VP Business Development and Exploration Latin America	April 1999
Peter de Visser	57	Chief Financial Officer	July 1997
Michael Casselman	61	Director	July 2004
Thomas Rinaldi	50	VP Operations	October 2006
Maria Eugenia Montagne	42	Corporate Secretary/Treasurer	July 2002

Joanne Freeze is a Director and the President, Chief Executive Officer and Chairman of the Company. Ms. Freeze is a Professional Geoscientist having received a B.A. from the University of Western Ontario in 1978 and a B.Sc. from the University of British Columbia in 1981. Since 1985 she has been a principal of Stillwater Enterprises Ltd., a private British Columbia company providing geological consulting services. She devotes 100% of her time to the Company.

Fredy J. Huanqui Guerra is a Director and VP Business Development and Exploration Latin America of Candente. Mr. Huanqui is a Professional Geologist and Engineer and earned his Geologist-Engineer degree from the University of Arequipa in 1973. Since 1974, Mr. Huanqui has worked as a geologist in Peru, including as an Exploration Geologist with Arequipa Resources, a junior gold exploration company, from 1993 to 1996 and with American Barrick Corporation, a gold mining company, from 1996 to 1997. He devotes 100% of his time to the Company.

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

Larry Kornze is an Independent Director and was named to the Company’s Board of Directors in October, 2002. Mr. Kornze is a professional engineer who first joined Candente as an advisor in October 2001. Prior to joining Candente, he served in various positions with Barrick Gold, including as the general manager for exploration for Mexico and Central America and international evaluations as well as general manager for United States exploration, from 1985 until his retirement in 2001. Before joining Barrick, Mr. Kornze held various positions with mining companies Newmont and Getty Mining.

Mr. Casselman is a Director. He received a Bachelor of Science degree from the University of British Columbia in 1969 and a Masters of Science degree from Carleton University in 1977. He has over 35 years of Canadian and International mineral industry experience, including managerial, technical, logistical, operational, environmental and community relations knowledge. He started with Cominco in 1969, and his 30-year tenure with the Company included supervising exploration at the Highland Copper Mine in British Columbia as well as working on feasibility and production. In the mid-1990’s Mr. Casselman relocated to Chile and led extensive copper exploration programs before relocating to Vancouver and becoming Cominco’s Administration Manager of International Exploration. He retired from Cominco in 1999, and since that time has been involved in mineral exploration for several Vancouver-based companies.

James Currie is an Independent Director and was named to the Company’s Board of Directors in October 2004.  Mr. Currie brings to the Candente team more than 25 years of experience as a mining engineer. He is currently President of Luzon Minerals Ltd. and prior to that was responsible for Ivanhoe Mines Ltd.’s (heap-leach SX-EW) copper operations in Myanmar including the 25,000 tonne per annum (tpa) S & K Mine, and the proposed 125,000 tpa Letpadaung Development Project.   Mr. Currie has also worked for senior mining companies such as Placer-Dome, Noranda and Fording Coal and has held senior level positions for a number of junior exploration and development companies including: All-North Resources Ltd., Queenstake Resources Ltd. and Cornucopia Resources Ltd.

Peter Megaw is an Independent Director and was named to the Board in October 2004.  Mr Megaw is a Certified Professional Geologist by the American Institute of Professional Geologists and Arizona Registered Geologists.  He is well-known professional in the mining industry and is one of four founding principals of IMDEX Inc./Minera Cascabel, S.A. de C.V., the largest geotechnical consulting firm operating in Mexico.  Dr. Megaw has been instrumental in the discovery of several million ounces of silver including new orebodies in existing mines, Excellon Resources’ Platosa Mine and MAG Silver's Fresnillo, Batopilas and Santa Eulalia Properties.  Peter is the author of numerous scientific publications on ore deposits and is a frequent speaker at international exploration conferences.

Andrew Smith is an Independent Director and was named to the Board on April 7, 2006. Mr. Smith, P.Geo., is an economic geologist with more than 20 years of experience successfully exploring, developing and operating gold, silver copper, lead, zinc and gemstone mining projects.  Between 1985 and 1998, Smith supervised the development of two very successful gold underground mining operations, Sleeping Giant and Beaufor Gold Projects for Aurizon Mines Ltd.  In 1994 Mr. Smith was the co-recipient of the "Mining Entrepreneur of the Year Award" presented by the Quebec Prospector's Association for his work overseeing the exploration and development of these two mines.  Since 1998, Mr. Smith has focused his activities on economic evaluation of advanced exploration and development projects for junior exploration and mining companies. Mr. Smith is the co-founder and currently the Chairman of True North Gems Inc., and is the President and CEO of Canaco Resources Inc., an emerging junior gold exploration company with project interests in Alaska , Tanzania.and Mexico

Thomas Rinaldi joined the Company on October 25, 2006 to oversee the development of the Cañariaco Norte Copper Project. Mr. Rinaldi has had 23 years of both open pit and underground mining experience since acquiring his B.Sc. in Mining Engineering in 1983 at the University of Arizona in Tucson, Arizona.  He has 11 years of experience in heap leaching of both gold and copper.  While his experience is predominantly in the U.S.A. it also includes South America.

Mr. Rinaldi has managed mining projects through all stages including: internal resource and reserve evaluation programs, optimization of Starter Pits, environmental impact assessment studies, feasibility studies, leach and metallurgical testing, permitting, detailed engineering including design of pits, leach pads, ponds, tailings impoundments, dumps and access roads as well as mine construction and mine management.  His positions have included: production foreman, senior mine engineer, chief mine engineer, technical superintendent and over 7 years as manager/general manager.

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

COMPENSATION

The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during the last 3 fiscal years:

Table Number 7

Compensation of Officers and Directors

Annual Compensation

Name and	Fiscal			Other Annual	Stock Options
Principal Position	Year	Salary	Bonus	Compensation (1)	Granted

Joanne Freeze	2006	Nil	Nil	$135,384	100,000
President, Chairman	2005	Nil	Nil	$76,800	150,000
and CEO, Director	2004	Nil	Nil	$76,800	Nil

Fredy Jose Huanqui Guerra	2006	Nil	Nil	$79,900	100,000
VP Exploration Latin	2005	Nil	Nil	$76,800	150,000
America, Director	2004	Nil	Nil	$76,800	Nil

Peter de Visser	2006	Nil	Nil	$5,773	43,750
CFO, Director	2005	Nil	Nil	$14,827	50,000
	2004	Nil	Nil	$21,303	Nil

Larry Kornze	2006	Nil	Nil		Nil
Independent Director	2005	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	150,000

Michael Casselman	2006	Nil	Nil	$106,366	100,000
VP Exploration,	2005	Nil	Nil	$118,617	Nil
Director	2004	Nil	Nil	Nil	400,000

James Currie	2006	Nil	Nil	Nil	Nil
Director	2005	Nil	Nil	Nil	Nil
	2004	Nil	Nil	$15,670	250,000

Maria Eugenia Montagne	2006	$56,500	Nil	Nil	40,000
Corporate Secretary/	2005	$55,200	Nil	Nil	40,000
Treasurer	2004	$55,200	Nil	Nil	Nil

Thomas Rinaldi	2006	Nil	Nil	$21,742	400,000
VP Operations

(1)

For additional information regarding “Other Compensation”, See Item 7, Interest of Management in Certain Transactions.

•

The Company may grant stock options to Executive Officers and employees; refer to Item #10 "Options to Purchase Securities from Registrant or Subsidiaries".

•

During Fiscal 2006, ended 12/31/06 no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000 except as listed above.

•

No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers.

•

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

Staffing

As of March 28, 2007 the Company had three full time employees and four full time Officers in Canada and 35 full time employees and one full time officer in Peru. None of the Company’s employees are covered by a collective bargaining agreement.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 8 lists, as of March 14, 2007, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class
Common	Joanne C. Freeze (1)	1,946,000	3.61%
Common	Ing. Fredy Jose Huanqui Guerra (2)	1,659,000	3.08%
Common	Peter de Visser (3)	1,127,001	2.10%
Common	Larry Kornze (4)	445,000	0.84%
Common	Maria Eugenia Montagne (5)	341,500	0,64%
Common	Michael Casselman (6)	500,000	0.93%
Common	James Currie (7)	250,000	0.47%
Common	Peter Megaw (8)	272,000	0.51%
Common	Andrew Smith (9)	250,000	0.47%
Common	Thomas Rinaldi (10)	400,000	0.75%
	Total Directors/Officers	7,190,501	13.50%

(1)

600,000 of these shares represent currently exercisable share purchase options (575,000 vested); 296,000 of these shares are held indirectly through Stillwater Enterprises, a private company owned 50% by Joanne Freeze and which she is deemed to have voting control,

(2)

600,000 of these shares represent currently exercisable share purchase options (575,000 vested),

(3)

300,000 of these shares represent currently exercisable share purchase options (289,063 vested); 197,001 of these shares are held indirectly in the name of Matkat Holdings, Ltd., a private company which is controlled by Peter de Visser,

(4)

365,000 of these shares represent currently exercisable share purchase options (365,000 vested),

(5)

300,000 of these shares represent currently exercisable share purchase options (290,000 vested),

(6)

500,000 of these shares represent currently exercisable share purchase options (475,000 vested),

(7)

250,000 of these shares represent currently exercisable share purchase options (250,000 vested),

(8)

250,000 of these shares represent currently exercisable share purchase options (250,000 vested),

(9)

250,000 of these shares represent currently exercisable share purchase options (187,500 vested); and

(10)

400,000 of these shares represent currently exercisable share purchase options (100,000 vested)

# Based on 53,266,444 shares of common stock outstanding as of March 14, 2007 and currently exercisable stock options and escrow shares held by each beneficial holder.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 9 lists persons and/or companies holding 5% or more beneficial interest in the Registrant's outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name and Address Of Owner	Amount and Nature of Beneficial Ownership As of March 16/07	Percent Of Class As of March 16/07
To the Company’s knowledge, no current shareholders hold 5% or greater holdings in the Company as of March 16, 2007

•

Based on 53,403,944 shares issued and outstanding as of March 16, 2007.

The Company’s major shareholders have no different voting rights than any other shareholders.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The Company regularly engages members of management and/or outside companies in which officers and directors have an interest for purposes of management, geological consulting and accounting services.

The Company pays Joanne Freeze, President, Management Fees through Stillwater Enterprises Ltd., a company owned by Joanne Freeze and husband Arthur Freeze. In FY 2006, the Company paid her $29,095(2005 –$20,976, 2004 - $13,860) for management services.

The Company has engaged Fredy J. Huanqui, Director, and Stillwater Enterprises Ltd., a company owned by Joanne Freeze and her husband Arthur Freeze, to conduct geological work on its mineral exploration properties. In FY 2006, the Company paid Fredy Huanqui $79,900(2005 - $76,800 2004 - $76,800) and Stillwater Enterprises $103,669(2005 – $55,823, 2003 - $49,740) for Geological Consulting Services.

The Company has engaged De Visser Gray for accounting services. Peter de Visser, CFO and Director, is a principal of De Visser Gray. In FY 2006, the Company paid $5,773 (2005 – $14,692, $2004 - $21,303) in Accounting Fees.

From time to time, the members of Management and Directors listed above have elected to defer the fees incurred into future periods. The debt is non-interest bearing and non-secured. As of December 31, 2006 the date of the most recent audited financial statements the Company owed $Nil (2005 - $Nil, 2004 - $Nil) in fees which have been incurred but not yet paid.

On June 25 1999, Fredy J. Huanqui, Director, loaned the Company $25,000. Terms of the loan was interest at the prime rate of the Hong Kong Bank of Canada plus 1%, calculated monthly. On November 16 1999, Mr. Huanqui loaned the Company a further $77,283.40. In FY 2000, the Company repaid $103,943 and extinguished the loan in full.

On June 7, 1998, the Company entered into an agreement with Diego Ruby Alcocer Rojas, an arms-length party, regarding the staking of the Pamel (Perlita) and Yanamay prospects. The Company paid Mr. Alcocer $2500 and issued him 30,000 common shares with agreements to issue up to 80,000 additional shares for Pamel and 90,000 for Yanamay if certain exploration and production milestones are met. These milestones are: 30,000 common shares for each of the Pamel and Yanamay properties upon completion of an initial drill program on each property; 50,000 common shares upon commencement of commercial production from the Pamel property; and 60,000 common shares upon commencement of commercial production from the Yanamay property. The common shares issued by Candente under the above agreement are subject to a separate personal and private agreement between Mr. Rojas and Arthur Freeze, husband of Candente President and Director Joanne Freeze. Mr. Freeze agreed to purchase from Mr. Rojas all of the shares issued to Mr. Rojas by Candente at Cdn$0.12 per share. The Company agreed to issue any shares due to Mr. Rojas directly to Mr. Freeze once he has made the payments to Mr. Rojas as outlined in the agreement. Under the agreement between Candente and Mr. Rojas, the Company has issued 30,000 which were issued to Mr. Freeze subsequent to his payment of Cdn$3600 to Mr. Rojas. Candente has dropped the Yanamay prospect which has nullified that segment of the agreements. However, the original agreement covering the Pamel (Perlita) property remains in effect. Candente will issue to Mr. Rojas 30,000 shares of common stock upon the completion of a drill program at Pamel and 50,000 shares of common stock upon commencement of commercial production of minerals from the property. Mr. Freeze has an agreement to purchase those additional shares from Mr. Rojas if and when they are issued at Cdn$0.12 per share.

During 2004, Fredy J. Huanqui, Director, was loaned $40,000. This loan is secured, non-interest bearing, and payable on demand.

On May 12th, 2006.the Company and Canaco Resources Inc. (Canaco) entered into an option agreement to jointly acquire up to a 70% interest in the 67 square kilometre El Oro gold property from Minera Luismin SA de CV (Luismin), a 100 percent owned subsidiary of Goldcorp Inc. Andrew Smith, Director of the Company, is President and CEO of Canaco.

Item 8.  Financial Information

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report. The Auditors’ Report of D+H Group LLP, Chartered Accountants for fiscal 2006, and Staley Okada & Partners, Chartered Accountants, for fiscal 2005 and 2004, for the audited financial statements are included herein immediately preceding the audited financial statements.

Item 9.  Offer and Listing of Securities

NATURE OF TRADING MARKET

The Company's common shares trade on the Toronto Stock Exchange ("TSX") in Toronto, Ontario, Canada under the trading symbol "DNT" and CUSIP #92293110C.  The Company's common shares commenced trading on the TSX Venture on May 15, 2000, and were listed on the TSX on November 18, 2004.. The closing price of the Company’s common stock on the TSX was $0.60 on December 31, 2006.  .  The Company was listed on the Frankfurt Stock Exchange on November 2, 2005.  The Company listed on the Lima Stock Exchange/Bolsa de Valores de Lima (BVL) on February 19, 2007 and commenced trading its common shares on that Exchange on February 21, 2007.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the TSX and TSX-V for shares of the Company's common stock for the last twelve months, the most recent 12 fiscal quarters, and the last five fiscal years.

Table No. 10

Canadian Venture Exchange Stock and Toronto Stock Exchange Trading Activity

(in Canadian dollars)

Period Ended	Average Daily Volume	High	Low	Close

December 2006	131,452	1.31	1.23	1.29
November 2006	311,452	1.16	1.11	1.14
October 2006	129,085	0.96	0.92	0.94
September 2006	110,205	0.93	0.89	0.92
August 2006	123,466	1.04	1.00	1.02
July 2006	70,953	1.07	1.00	1.04
June 2006	91,967	0.97	0.91	0.94
May 2006	247,962	1.06	1.00	1.02
April 2006	201,111	1.08	1.00	1.06
March 2006	307,941	0.93	0.87	0.89
February 2006	70,174	0.76	0.72	0.72
January 2006	144,825	0.78	0.74	0.76

Quarter ended 12/31/06	190,680	1.31	0.92	1.29
Quarter ended 09/30/06	101,541	1.07	0.89	0.92
Quarter ended 06/30/06	180,346	1.08	0.91	0.94
Quarter ended 03/31/06	174,313	0.93	0.72	0.89

Quarter ended 12/31/05	101,499	0.72	0.72	0.67
Quarter ended 09/30/05	112,606	0.79	0.5	0.53
Quarter ended 06/30/05	48,461	0.69	0.31	0.63
Quarter ended 03/31/05	86,541	0.65	0.32	0.45

Quarter ended 12/31/04	60,729	0.80	0.48	0.60
Quarter ended 09/30/04	49,013	0.67	0.42	0.55
Quarter ended 06/30/04	62,014	1.02	0.55	0.63
Quarter ended 03/31/04	75,216	1.17	0.83	0.92

Year ended 12/31/06	161,720	1.16	1.10	1.16
Year ended 12/31/05	87,267	0.79	0.31	0.67
Year ended 12/31/04	60,290	1.17	0.42	0.60
Year ended 12/31/03	79,623	1.39	0.45	1.02
Year ended 12/31/02	38,425	0.65	0.15	0.61

Table No. 11 lists, as of March 14, 2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table 11

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Remaining Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
1,794,121	$1.25	March 29, 2007
1,161,487	$1.25	March 31, 2007
1,193,125	$1.65	November 30, 2007
156,875	$1.65	December 04, 2007
150,000	$1.65	December 06, 2007
4,455,608	Total

On January 21, 2005, Candente received TSX approval to amend the exercise price of a total of 3,192,500 warrants for a limited period expiring February 21, 2005.  The price amendment was effective February 4th, 2005.  None of the warrants were held by insiders. The warrants were adjusted as follows:

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

On March 16, 2007, the shareholders' list for the Company's common shares showed 61 registered shareholders and 53,266,444 shares issued and outstanding. Of this total, 12 registered common shareholders holding 6,901,450 shares, or 12.96% of the total shares outstanding, were resident in the United States.

On March 16, 2007, the Company was aware of 52 holders of its Share Purchase Warrants, 5 of which are located in the United States.  These warrants were issued in conjunction with private placements and are non-transferable.

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

Item 10.  Additional Information

A. Share Capital

The Company has unlimited number of authorized common share capital. As of 12/31/06, the end of the Company's most recently available fiscal year, 53,256,444 common shares were outstanding.  At the Special General Meeting of Shareholders held on March 9, 2007, the shareholders approved the Company’s Continuation to British Columbia and an increase in the authorized common shares to an unlimited number.

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

On December 7, 2006, the Company closed a non-brokered private placement of 3,000,000 units at $1.25 per unit.  Each unit consisted of one share and one-half of one share purchase warrant.  One whole warrant permits the holder to purchase one common share of the Company at a price of $1.65 until November 30, December 4, 2007 and December 6, 2007, however, this period will be shortened if the common shares of the Company trade above the exercise price for 30 consecutive trading days.  The common shares issued in this placement were subject to a four-month hold period expiring March 31, 2007, April 5, 2007 and April 7, 2007.  The Company paid finder’s fees in cash equal to 2.8% of the total value of the gross proceeds raised.  The net proceeds of the private placement are to be used for funding exploration and development activities on the Company’s mineral properties and for general corporate purposes.

On March 31, 2006, the Company completed the closings of a non-brokered private placement of a total of 5,380,066 units representing gross proceeds of $4,573,056.10 at $0.85 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One whole non-transferable share purchase warrant permits the holder to purchase one share of the Company at a price of $1.25 per share for a period of twelve months following the closing dates of March 29, 2007 and March 31, 2006.  The shares issued in the placement were subject to a four month hold period, expiring July 30, 2006 and August 1, 2006 respectively.  The Company paid a finder’s fee of 7% in cash and 7% in warrants on proceeds received only on independent placees introduced to Candente by MaxCapital Markets Ltd. of Toronto and a finder’s fees of 6% in cash and 6% in warrants only on independent placees introduced to Candente by Brighton Capital Corp. of Los Angeles. Shares placed by Brighton Capital in the United States were sold under an exemption from registration for private offerings pursuant to Rule 506 of Regulation D under the Securities Act of 1933.

The net proceeds were to be used for funding exploration and development activities on the Company’s mineral properties and for general corporate purposes.

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

The Company has adopted a vesting schedule for its common share options.  The Options vest on the anniversary date of granting as follows;

Anniversary Date	Vesting
Grant Date	25%
6 months after Grant Date	25%
12 months after Grant Date	25%
18 months after Grant Date	25%
Total Vested	100%

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

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 12 as of March 14, 2007, as well as the number of options granted to Directors and all employees as a group.  The exercise price of the options is stated in Canadian Dollars.

Table No. 12

Stock Options Outstanding

	Number of	Number of
	Common Stock	Stock Options	Exercise	Expiration
Name	Options Granted	Vested	Price	Date
Joanne Freeze	100,000	75,000	$0.70	3-Jan-11
CEO, President and Chairman,	100,000	100,000	$0.33	6-Sep-07
Director	100,000	100,000	$0.48	17-Jan-08
	50,000	50,000	$0.48	4-Feb-08
	100,000	100,000	$0.80	31-Oct-08
	150,000	150,000	$0.70	6-Jan-10
Fredy Jose Huanqui Guerra	100,000	75,000	$0.70	3-Jan-11
VP Business Development and	100,000	100,000	$0.33	6-Sep-07
Exploration Latin America,	100,000	100,000	$0.48	17-Jan-08
Director	50,000	50,000	$0.48	4-Feb-08
	100,000	100,000	$0.80	31-Oct-08
	150,000	150,000	$0.70	6-Jan-10
Larry Kornze	65,000	65,000	$0.33	31-May-07
Independent Director	100,000	100,000	$0.33	30-May-07
	50,000	50,000	$0.48	17-Jan-08
	50,000	50,000	$0.48	4-Feb-08
	100,000	100,000	$0.80	31-Oct-08
Peter de Visser	43,750	32,813	$0.70	3-Jan-11
Chief Financial Officer, Director	61,250	61,250	$0.33	6-Sep-07
	75,000	75,000	$0.48	17-Jan-08
	50,000	50,000	$0.48	4-Feb-08
	20,000	20,000	$0.80	31-Oct-08
	50,000	50,000	$0.70	6-Jan-10
Maria Eugenia Montagne,	40,000	30,000	$0.70	3-Jan-11
Corporate Secretary/Treasurer	16,250	16,250	$0.23	4-Apr-07
	53,750	53,750	$0.33	6-Sep-07
	50,000	50,000	$0.48	17-Jan-08
	50,000	50,000	$0.48	4-Feb-08
	50,000	50,000	$0.80	31-Oct-08
	40,000	40,000	$0.70	6-Jan-10
Michael Casselman	100,000	75,000	$0.70	3-Jan-11
Director	326,500	326,500	$0.80	3-Feb-09
	73,500	73,500	$0.70	6-Jul-09
James Currie Independent Director	250,000	250,000	$0.70	7-Oct-09
Peter Megaw	100,000	100,000	$0.70	28-Oct-09
Independent Director	150,000	150,000	$0.70	6-Jan-10

	Number of	Number of
	Common Stock	Stock Options	Exercise	Expiration
Name	Options Granted	Vested	Price	Date
Andrew Smith	125,000	93,750	$0.75	9-Feb-11
Independent Director	125,000	93,750	$0.75	9-Mar-11
Thomas Rinaldi	400,000	100,000	$0.85	3-Oct-11
VP Operations
Total Officers/Directors (9 persons)
Total Employees/Consultants (53 persons)

Shareholders’ Rights Plan

At the Company Special General Meeting of Shareholders held on March 9, 2007, the shareholders approved a shareholder rights plan (the “Rights Plan”) which was adopted by the Board of Directors on September 9, 2006. The Rights Plan is currently effective by is subject to the pending approval from the TSX Exchange.

The purpose of the plan is to encourage the fair treatment of the Company’s shareholders in connection with any take-over bid for the Company. The Rights Plan is not intended to deter or prevent take-over bids. The Rights Plan must be confirmed by the Company’s Independent every three years. If the shareholders do not confirm the Rights Plan, it will terminate. The Rights Plan will also expire if the Rights are redeemed by the Company.

A person could probably secure control of the Company through the ownership of much less than 50% of the Company’s shares. Without a shareholder rights plan, a bidder could acquire effective control of the Company over a relatively short period of time, through open market and private purchases and using various techniques permitted under Canadian securities legislation, all without making a bid available to all shareholders. This acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control might also be able to consolidate and increase its control, over a period of time, without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. Canadian securities legislation requires a take-over bid to remain open for only 35 days. The Board of Directors does not believe that 35 days would give it enough time to determine whether there are alternatives available to maximize shareholder value or whether there are other potential bidders prepared to pay more than the offeror for the Company’s shares. The Rights Plan is intended to provide the Board with sufficient time to pursue alternatives and to provide shareholders with sufficient time to properly assess any take-over bid. The Securities Commissions have concluded in decisions relating to rights plans that a target company’s directors will not be permitted to maintain a rights plan solely to prevent a successful take-over bid. The directors must actively seek alternatives to a take-over bid and there must be a real possibility that they will be able to increase shareholder choice and maximize shareholder value.

The Rights Plan:

(a)

provides the Company’s directors and shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure;

(b)

allows the directors to explore and develop, if appropriate, other alternatives to maximize shareholder value; and

(c)

allows additional time for competing bids to emerge.

The Company did not propose the Rights Plan in response to or in anticipation of any acquisition or take-over bid. The Rights Plan is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office, or to deter fair offers for the Company’s common shares. The Rights Plan does not inhibit or prevent any shareholder from using the proxy mechanism set out in the British Columbia Business Corporations Act to promote a change in the management or direction of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Rights Plan does not affect in any way the Company’s financial condition. The initial issuance of the Rights will not dilute the Company’s shares and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Company’s directors to act honestly, in good faith, and in the Company’s best interests. The Rights Plan is designed to provide the directors with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company’s shareholders.

Terms of the Rights Plan

To implement the Rights Plan, the Company has issued one Right for each common share outstanding as at 4:00 p.m. (Pacific Standard Time) on September 7, 2006 (the “Record Time”). The Company will also issue one Right for each additional common share issued after the Record Time. Each Right will entitle the holder to purchase one common share of the Company at a price of five times the Market Price (as defined in the Rights Plan) per common share (the “Exercise Price”), subject to certain anti-dilution adjustments. The Rights cannot be exercised, however, until the Separation Time (defined below). If a Flip-in Event (defined below) occurs, each Right will entitle the holder to purchase that number of common shares having a total Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount of cash equal to the Exercise Price.

Example of Flip-in Event

Market Price = $1.00

Exercise Price= $5.00

2 times Exercise Price = $10.00

If a qualified shareholder holds 100 shares, then on a Flip-in Event, he or she could purchase $1000 worth of new common shares for a total purchase price of $500 or $0.50 per share which is a 50% discount to the Market Price. His new position = 100 shares + 1,000 shares (for cost of $500) = 1,100 shares.

Trading of Rights

The issuance of Rights will not change the manner in which shareholders currently trade their common shares. Shareholders do not have to return their certificates to have the benefit of the Rights. Until the Separation Time, the Rights will be evidenced by the certificates for the Company’s outstanding common shares and the Rights will be transferred with, and only with, the common shares. After the Separation Time, the Rights will become exercisable, will be evidenced by separate Rights certificates, and will be transferable separately from the common shares.

Separation Time

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time. The “Separation Time” generally means the close of business on the tenth trading day after the earlier of:

(a)

the date a person first publicly announces the intention to commence a Take-over Bid (other than a permitted bid or a competing permitted bid) or the date a Take-over Bid (other than a permitted bid or a competing permitted bid) is commenced; and

(b)

the date of the first public announcement that a person has become an Acquiring Person (defined below) by acquiring 20% or more of the Company’s voting shares.

A Take-over Bid is an offer to acquire voting shares, or securities convertible into voting shares, that, when combined with the offeror’s current shareholdings, would result in the offeror holding 20% or more of the Company’s outstanding voting shares.

Acquiring Person

An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding voting shares of the Company. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

(a)

a person who acquires 20% or more of the outstanding voting shares due to

(i)

acquisitions or redemptions of voting shares by the Company,

(ii)

an amalgamation, merger or other statutory procedure requiring shareholder approval,

(iii)

pro rata distributions of voting shares by the Company, or

(iv)

acquisitions of voting shares upon exercise of Convertible Securities (as defined in the Rights Plan) acquired under certain exempt transactions;

(b)

underwriters who obtain voting shares in connection with a distribution of securities under an underwriting agreement with the Company; and

(c)

a person who is the Beneficial Owner of 20% or more of the outstanding voting shares of the Company determined as at the Record Time, provided that this exception ceases to apply if the person increases his or her beneficial ownership of voting shares by more than 1% after the Record Time.

Beneficial Ownership

The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of shares. In addition, a person is deemed to be the Beneficial Owner of shares if that person or its Affiliates or Associates, and any other person acting jointly or in concert with such person, has a right to acquire the shares within 60 days. There are various exceptions to this definition set out in the Rights Plan.

Flip-in Event

Under the Rights Plan, a Flip-in Event will occur when a person becomes an Acquiring Person. On the occurrence of a Flip-in Event:

(a)

each Right (other than Rights that are void) will entitle the holder to purchase, for the Exercise Price, that number of common shares having a Market Price equal to twice the Exercise Price; and

(b)

any Rights beneficially owned by the Acquiring Person and its affiliates, associates, and transferees, or any person acting jointly or in concert with the Acquiring Person, will become void.

Accordingly, if the Company’s directors do not approve a Flip-in Event, an Acquiring Person will suffer significant dilution. The directors may redeem all of the outstanding Rights at a redemption price of $0.0001 per Right at any time before a Flip-in Event occurs or as long as shareholders have approved the redemption.

Permitted Bids

Permitted Bids are exempt from the operation of the Rights Plan. In summary, a “Permitted Bid” is a take-over bid made by way of a take -over bid circular and that also complies with the following requirements:

(a)

the bid is made to all holders of voting shares of the Company and for all outstanding voting shares;

(b)

the take-over bid must be open for a least 60 days and is subject to an irrevocable condition that more than 50% of the Company’s outstanding voting shares (other than shares beneficially owned by the offeror on the date of the bid) are deposited under the bid and not withdrawn;

(c)

voting shares may be tendered at any time during the 60 day period and may be withdrawn until taken up and paid for; and

(d)

if more than 50% of the voting shares (other than shares beneficially owned by the offeror on the date of the bid) are deposited and not withdrawn, the offeror will publicly announce this fact and leave the bid open for another 10 business days.

If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Company will redeem the Rights at $0.0001 per Right.

A Permitted Bid, even if not approved by the Board, may be taken directly to the Company’s shareholders. Shareholders will not be required to approve a Permitted Bid at a meeting. Instead, the Company’s shareholders will initially have 60 days to deposit their shares. If more than 50% of the Company’s outstanding common shares (other than common shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and are not withdrawn by the end of the 60 day period, the Permitted Bid must be extended for another 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

Waiver

The directors may waive the application of the Rights Plan to any Flip-in Event if they determine that a person became an Acquiring Person by inadvertence, as long as this person has, within 10 days after the directors’ determination, reduced its beneficial ownership of shares so that it is no longer an Acquiring Person. The directors may also waive the application of the Rights Plan to any particular Flip -in Event before it has occurred; however, if that happens, the directors will be deemed to have waived the application of the Rights Plan to any other Flip-in Event that occurs after the initial waiver but before the expiry of the take-over bid that the initial waiver relates to.

Amendments

The directors may supplement or amend the Shareholder Rights Plan Agreement to correct clerical or typographical errors or to maintain its validity as a result of a change in law. At any time before the Separation Time, the Company may amend, vary, or rescind any of the provisions of the Rights Plan and the Rights with the prior consent of the holders of the voting shares. At any time on or after the Separation Date, the Comp any may supplement or amend any of the provisions of the Rights Plan and the Rights with the prior consent of the holders of the Rights.

Memorandum and Articles of Association

The Company was incorporated under the laws of British Columbia, Canada on May 1, 1997. The Company conducted its Initial Public Offering in Canada only and shares of the Company began trading on the Canadian Venture Exchange (now the TSX Venture Exchange) on May 15, 2000.  On September 27, 2002, the Company continued into the federal jurisdiction of Canada under the Canada Business Corporations Act.  On November 18, 2004 the Company was listed on the Toronto Stock Exchange.  On November 2, 2005, the Company commenced trading the Frankfurt Stock Exchange.  On February 19, 2007, the Company was listed on the Bolsa de Valores de Lima (Lima Stock Exchange) and commenced trading its common shares on that exchange on February 21, 2007.  On March 9, 2007 at a Special General Meeting resolution for the Company, shareholders passed the resolution for the Company to change back its continuance to British Columbia under the British Columbia Business Corporation.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles of association and bylaws a director is not allowed to vote on a proposal, arrangement, contract or transaction in which the director is materially interested, unless all the directors have a disclosable interest, in which case any or all of those directors may vote on such resolution.

Articles 16 of the Company’s articles address the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the New Act. Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors. Article 18 details the proceedings of directors. A director may, and the Secretary or Assistant Secretary, if any, on the request of a director must call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to be a majority of directors then in office. If the number of directors is set at one, it quorum is deemed to be one director.

Articles 8 of the Company’s bylaws address the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

a.

borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit;

b.

issue bonds or other debt instruments outright or as security for any liability or obligation for either the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c.

guarantee the repayment of money by any other person or the performance of any obligation or any other person; and

d.

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part or the present and future assets and undertaking of the Company;

There are no age limit requirements pertaining to the retirement or non-retirement of directors, and a director need not be a shareholder of the Company. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, or alternate directors, as well as his or hers heirs and legal personal representatives, or any person subject to any restrictions in the Business Corporations Act, against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. The failure of a director, alternate director, or officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a)

is or was a director, alternate director, officer, employee or agent of the Company;

b)

is or was a director, alternate director, officer employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

c)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

d)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

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

The Company may by directors’ resolution or by ordinary resolution:

(a)

Create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

Increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

Subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)

If the Company is authorized to issue shares of a class or shares with par value;

(A)

Decrease the par value of those shares; or

(B)

If none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)

Change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)

Alter the identifying name of any of its shares; or

(7)

Otherwise alter its share or authorized share structure when required or permitted to do so by the New Act.

Subject to Article 9.2 and the New Act, the Company may by special resolution:

(1)

By directors’ resolution or by ordinary resolution, in each case as determined by the directors’, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued.

(2)

By special resolution of the shareholders of the class or series affected, do any of the acts in (1) above, if any of the shares of the class or series of shares have been issued.

The Company may by directors’ resolution or by ordinary resolution, in each case determined by directors, authorize an alteration of its Notice of Articles in order to change its name.

The Company, save as otherwise provided by these Articles and subject to the Business Corporporations Act, may:

(1)

By directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors’ powers, control or authority; and

(2)

If the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, the Company my by ordinary resolution alter the Articles.

The directors may, whenever they think fit, call a meeting of shareholders. An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s new articles is filed as an exhibit to this Form 20-F Annual Report.

Taxation

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

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

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Item 11.  Disclosures about Market Risk

The majority of the Company’s mineral exploration properties are located outside of Canada. As a Canadian Company, Candente’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars, or the local currency. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

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

Item 16A.  Audit Committee Financial Experts

The Company considers Peter de Visser to be its Audit Committee Financial Expert, but is not considered to be “independent” as defined by the rules of the American Stock Exchange. Mr. de Visser is a Chartered Accountant and has been a principal of De Visser Gray, a Chartered Accountant company located in Vancouver B.C., since 1987. De Visser Gray is currently registered with both the Canadian Public Accountability Board and the Public Company Accounting Oversight Board of the United States. He has been a member of the Institute of Chartered Accountants of British Columbia since 1976.

Item 16B.  Code of Ethics

The Company does not currently have a Code of Ethics. Management is currently drafting a Code of Ethics which is intended to be in place for fiscal 2007.

Item 16C.  Principal Accountant Fees and Services

The following table details the fees paid by the Company to D&H Group LLP and Staley Okada & Partners for professional services provided to the Company for fiscal years, 2004, 2005 and 2006, ended December 31.

	Fiscal Year Ended December 31
	2006	2005	2004
Audit Fees:
Audit Fees: (1)	37,000(3)	37,529	$ 35,679
Audit Related Fees: (2)
Tax Fees
Other Fees			Nil

Total Fees:	37,000(3)	37,529	$ 35,679

(1)

Fees related to the audit of the Company’s financial statements for the years ended December 31, 2004, 2005 and 2006 and review of the Company’s responses to comments presented by securities regulators.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of D&H Group LLP, independent Chartered Accountants, and Staley, Okada & Partners, Independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2006, Fiscal 2005 and Fiscal 2004

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Annual Report.  The report of D&H Group LLP, independent Chartered Accountants, and Staley, Okada & Partners, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated March 23, 2007

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting

Balance Sheets at December 31, 2006 and December 31, 2005

Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004 and Cumulative, inception to December 31, 2006.

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 and Cumulative, inception to December 31, 2006.

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

Form 302 Certifications

      Form 906 Certifications

Signature Page

CANDENTE RESOURCE CORP.

Consolidated Financial Statements

December 31, 2006

(Stated in U.S. Dollars)

AUDITORS’ REPORT

To the Shareholders of

Candente Resource Corp.

We have audited the consolidated balance sheet of Candente Resource Corp. as at December 31, 2006 and the consolidated statement of operations and deficit and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected assets and deficit as at December 31, 2006, 2005 and 2004 and results of operations and cash flows for the years then ended to the extent summarized in Note 12 to the consolidated financial statements.

The balance sheet as at December 31, 2005 and the statements of operations and deficit and cash flows for the December 31, 2005 and 2004 years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 22, 2006.

Vancouver, B.C.

“D&H Group LLP”

March 23, 2007

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS

ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders dated March 23, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

Vancouver, B.C.

“D&H Group LLP”

March 23, 2007

Chartered Accountants

CANDENTE RESOURCE CORP.

Consolidated Statements of Operations and Deficit

For the years ended December 31,

(Stated in U.S. Dollars)

	2006	2005
A S S E T S
Current assets
Cash and cash equivalents	$ 3,089,422	$ 681,667
Amounts receivable	76,766	32,882
Marketable securities (Note 6)	33,296	21,496
Due from related parties (Note 7)	-	45,205
Prepaid expenses and deposits	20,630	59,289
	3,220,114	840,539

Value added tax receivable (Peru) (Note 11)	1,068,433	470,068
Unproven mineral rights (Note 3)	10,701,855	6,717,218
Equipment (Note 4)	151,188	171,127
	$ 15,141,590	$ 8,198,982

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	$ 864,549	$ 271,121
Due to related parties	-	3,159
	864,549	274,280

S H A R E H O L D E R S’ E Q U I T Y
Share capital (Note 5a)	$ 20,102,654	$ 12,409,512
Contributed surplus (Note 5b)	1,865,429	1,414,117
Deficit	(7,691,042)	(5,898,927)
	14,277,041	7,924,702
	$ 15,141,590	$ 8,198,982

Continued operations (Note 1)

Approved on behalf of the Board of Directors:

“Joanne Freeze”	“Peter de Visser”
Director	Director

CANDENTE RESOURCE CORP.

Consolidated Statements of Operations and Deficit

For the years ended December 31,

(Stated in U.S. Dollars)

	2006	2005	2004
Expenses
Amortization of equipment	$ 65,018	$ 32,236	$ 47,796
Bank charges and interest	7,723	10,746	8,479
Corporate development	438,310	180,297	139,297
Loss (Gain) on foreign exchange	(63,181)	397	(222,216)
Interest income	(63,374)	(31,483)	(51,577)
International security	-	2,063	30,837
Investor relations	176,925	69,930	57,336
Legal, audit and accounting	134,167	106,912	94,612
Management and office salaries	200,741	166,325	115,167
Office, rent and miscellaneous	151,173	114,712	109,995
Travel	5,499	125,782	156,743
Regulatory and filing fees	45,714	33,682	45,161
Shareholder communications	114,734	78,249	73,865
Stock-based compensation expense (Note 5c)	574,889	195,848	222,686
Write-off of unproven mineral rights	3,777	419,470	728,751
Recovery of exploration bonds	-	(78,214)	-

Loss for the year	(1,792,115)	(1,426,952)	(1,556,932)
Deficit, beginning of year	(5,898,927)	(4,471,975)	(2,915,043)
Deficit, end of year	$ (7,691,042)	$ (5,898,927)	$ (4,471,975)

Loss per share (Note 8)	$ (0.04)	$ (0.04)	$ (0.04)

Weighted average number of shares outstanding	48,318,120	41,585,889	35,763,716

See accompanying notes

CANDENTE RESOURCE CORP.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Stated in U.S. Dollars)

	2006	2005	2004
Cash provided by (used for):
Operating activities
Loss for the year	$ (1,792,115)	$ (1,426,952)	$ (1,556,932)
Adjustment for items not involving cash:
Amortization of equipment	65,018	32,236	47,796
Stock-based compensation	574,889	195,848	222,686
Write-off of unproven mineral rights	3,777	419,470	728,751
Changes in non-cash working capital items:
Amounts receivable	(43,884)	28,873	(22,755)
Due from related parties	45,205	611	(7,316)
Promissory notes receivable	-	-	-
Prepaid expenses and deposits	38,659	8,758	(23,502)
Marketable securities	(11,800)	(697)	-
Accounts payable and accrued liabilities	(111,022)	(135,477)	(17,085)
Due to related parties	(3,159)	(26,379)	14,571
Cash used for operating activities	(1,234,432)	(903,709)	(613,786)
Investing activities
Acquisition of equipment	(45,079)	(55,894)	(102,999)
Unproven mineral property exploration costs	(4,142,748)	(2,216,323)	(2,690,634)
Unproven mineral property acquisition costs	(284,053)	(203,328)	(288,915)
Due from related parties	-	1,500	(40,000)
Value added tax receivable	(598,335)	(217,853)	(173,781)
Cash used for investing activities	(5,070,215)	(2,691,898)	(3,296,329)
Financing activities
Option payments and exploration funds received	1,242,520	300,000	769,896
Common shares issued for cash	7,809,335	3,071,863	454,124
Share issue costs	(339,453)	(140,230)	-
Subscriptions receivable	-	-	59,032
Cash provided by financing activities	8,712,402	3,231,633	1,283,052
Net increase(decrease) in cash and cash equivalents	2,407,755	(363,974)	(2,627,063)
Cash and cash equivalents, beginning of year	681,667	1,045,641	3,672,704
Cash and cash equivalents, end of year	$ 3,089,422	$ 681,667	$ 1,045,641

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
During 2006, the company issued 132,424 common shares valued at $99,683 pursuant to property option agreements. During 2006 the company accrued $704,450 of unproven mineral property exploration cost.
During 2005, the Company issued 56,250 common shares valued at $22,205 pursuant to property option agreements. During 2005, the company accrued $77,593 of unproven mineral property exploration costs.

During 2004, the Company issued 110,000 common shares valued at $48,790, and received marketable securities valued at $20,799 in option payments pursuant to property option agreements.

During 2004, the Company accrued $93,659 of unproven mineral property exploration costs.

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the years ended December 31,

(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance December 31, 2006
	(Note 13)	(Note 13)	(Note 13)
PERU	$	$	$	$	$
El Tigre Property
Acquisition costs	48,965	9,600	58,565	4,500	63,065
Deferred exploration costs:
Assays	3,259	67	3,326	114	3,440
Equipment maintenance & rental	1,850	536	2,386	2,902	5,288
Field supplies & travel expenses	29,400	1,776	31,076	5,432	36,508
Field office and personnel	86,004	(42)	85,962	12,343	98,305
Geological & geophysical	34,637	3,952	38,589	51,281	89,870
Maps & publications	8,793	53	8,846	405	9,251
Exploration recovery	(100,000)	(50,000)	(150,000)	(108,343)	(258,343)
	112,808	(34,058)	78,750	(31,366)	47,384
Lunahuana Property
Acquisition costs	88,182	25,272	113,454	39,481	152,935
Deferred exploration costs:
Assays	9,081	151	9,232	165	9,397
Equipment maintenance & rental	2,910	498	3,408	2,804	6,212
Field supplies & travel expenses	24,153	1,288	25,441	2,170	27,611
Field office & personnel	49,196	6,648	55,844	7,595	63,439
Geological & geophysical	105,901	3,799	109,700	13,365	123,065
Maps & publications	5,586	837	6,423	856	7,279
	285,009	38,493	323,502	66,436	389,938
Las Sorpresas Property
Acquisition costs	43,366	8,474	51,840	25,422	77,262
Deferred exploration costs:
Assays	5,258	133	5,391	58	5,449
Equipment maintenance & rental	2,365	458	2,823	5,167	7,990
Field supplies & travel expenses	16,108	2,981	19,089	1,339	20,428
Field office & personnel	87,771	8,007	95,778	3,745	99,523
Geological & geophysical	75,524	16,988	92,512	2,918	95,430
Maps & publications	389	275	664	22	686
Exploration recovery	(100,000)	(50,000)	(150,000)	(19,285)	(169,285)
	130,781	(12,684)	118,097	19,386	137,483

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the years ended December 31,

 (Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance December 31, 2006
	(Note 13)	(Note 13)	(Note 13)
	$	$	$	$	$
Picota Property
Acquisition costs	53,190	8,250	61,440	-	61,440
Deferred exploration costs:
Assays	4,767	29	4,796	5	4,801
Equipment maintenance & rental	6,423	77	6,500	980	7,480
Field supplies & travel expenses	11,884	214	12,098	517	12,615
Field office & personnel	20,935	2,018	22,953	345	23,298
Geological & geophysical	39,479	891	40,370	1,441	41,811
Maps & publications	3,106	34	3,140	2	3,142
	139,784	11,513	151,297	3,290	154,587

Pamel Property
Acquisition costs	85,868	18,654	104,522	15,601	120,123
Deferred exploration costs:
Assays	26,148	116	26,264	38,684	64,948
Drilling	-	-	-	204,443	204,443
Equipment maintenance & rental	44,886	725	45,611	23,903	69,514
Field supplies & travel expenses	26,286	2,150	28,436	49,496	77,932
Field office & personnel	107,134	13,007	120,141	186,670	306,811
Geological & geophysical	126,144	9,822	135,966	143,097	279,063
Maps & publications	10,153	94	10,247	4,970	15,217
Options payments received	(145,000)	-	(145,000)	(913,305)	(1,058,305)
	281,619	44,568	326,187	(246,441)	79,746

Las Brujas Property
Acquisition costs	16,801	6,000	22,801	6,000	28,801
Deferred exploration costs:
Assays	2,606	22	2,628	17	2,645
Equipment maintenance & rental	25	57	82	1,018	1,100
Field supplies & travel expenses	7,605	159	7,764	1,071	8,835
Field office & personnel	24,687	1,611	26,298	1,435	27,733
Geological & geophysical	14,856	659	15,515	1,994	17,509
Maps & publications	2,314	18	2,332	7	2,339
	68,894	8,526	77,420	11,542	88,962

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the years ended December 31,

 (Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance December 31, 2006
	(Note 13)	(Note 13)	(Note 13)
	$	$	$	$	$
Canariaco Property
Acquisition costs	120,433	14,530	134,963	72,902	207,865
Deferred exploration costs:
Assays	21,356	110,953	132,309	104,077	236,386
Drilling	245,911	704,353	950,264	1,516,088	2,466,352
Equipment maintenance & rental	42,324	79,776	122,100	128,230	250,330
Field supplies & travel expenses	87,366	118,051	205,417	219,023	424,440
Field office & personnel	214,547	541,800	756,347	742,424	1,498,771
Geological/geophysical/Engineering	232,864	320,319	553,183	603,256	1,156,439
Maps & publications	6,898	10,300	17,198	97,066	114,264
	971,699	1,900,082	2,871,781	3,483,066	6,354,847
Alto Dorado/Toril Property
Acquisition costs	109,439	30,508	139,947	44,239	184,186
Deferred exploration costs:
Assays	43,784	860	44,644	12,657	57,301
Drilling	146,010	-	146,010	184,211	330,221
Equipment maintenance & rental	100,970	14,498	115,468	9,870	125,338
Field supplies, camp & travel	145,149	13,320	158,469	28,717	187,186
Field office & personnel	403,471	62,065	465,536	65,736	531,272
Geological & geophysical	498,443	70,540	568,983	45,104	614,087
Maps & publications	32,465	12,212	44,677	1,781	46,458
Option payments received	-	(200,000)	(200,000)	(201,587)	(401,587)
	1,479,731	4,003	1,483,734	190,728	1,674,462
Other Properties
Acquisition costs	247,727	89,803	337,530	74,144	411,674
Deferred exploration costs:
Assays	46,773	8,176	54,949	11,764	66,713
Equipment maintenance & rental	31,062	7,738	38,800	17,424	56,224
Field supplies & travel expenses	72,166	26,723	98,889	24,993	123,882
Field office & personnel	186,598	23,009	209,607	43,457	253,064
Geological & geophysical	199,292	50,151	249,443	126,169	375,612
Maps & publications	34,960	4,604	39,564	4,693	44,257
Option payments received	(10,000)	-	(10,000)	-	(10,000)
Write-down for impairment of properties value	(25,000)	-	(25,000)	-	(25,000)
	783,578	210,204	993,782	302,644	1,296,426
Peru - Total	4,253,903	2,170,647	6,424,550	3,799,285	10,223,835

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the years ended December 31,

 (Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance December 31, 2006
	(Note 13)	(Note 13)	(Note 13)
	$	$	$	$	$
Mexico Property
El Oro Property
Acquisition costs	-	-	-	53,483	53,483
Deferred exploration costs:
Assays	-	-	-
Equipment maintenance & rental	-	-	-
Field supplies & travel expenses	-	-	-	22,476	22,476
Field office & personnel	-	-	-	7,247	7,247
Geological & geophysical	-	688	688	65,829	66,517
Maps & publications	-	-	-	618	618
Telecommunications	-	-	-
		688	688	149,653	150,341
Mexico Total	-	688	688	149,653	150,341
CANADA (NEWFOUNDLAND)
Virgin Arm, Staghorn and Other Properties
Acquisition costs	166,139	(97,023)	69,116	47,964	117,080
Exploration bonds	19,068	(7,629)	11,439	(11,439)	-
Deferred exploration costs:
Assays	16,582	(7,679)	8,903	(13)	8,890
Drilling	50,281	(50,281)	-	-	-
Equipment maintenance & rental	20,702	(8,272)	12,430	2,724	15,154
Field supplies & travel expenses	79,090	(56,597)	22,493	(432)	22,061
Field office & personnel	59,269	(34,337)	24,932	(530)	24,402
Geological & geophysical	307,578	(167,864)	139,714	(2,133)	137,581
Maps & publications	1,984	(1,623)	361	-	361
Telecommunications	4,348	(1,756)	2,592	(442)	2,150
Canada Total	725,041	(433,061)	291,980	35,699	327,679
Total Unproven Mineral Rights	4,978,944	1,738,274	6,717,218	3,984,637	10,701,855

CANDENTE RESOURCE CORP.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS AND CONTINUED OPERATIONS

The Company is an exploration stage company incorporated in British Columbia, Canada and its activity is the acquisition and exploration of mineral properties in Peru, Mexico and Newfoundland, Canada.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the Company included herein are inclusive of the Canadian parent company and its wholly owned subsidiaries in the British Virgin Islands, Peru and Mexico.  All significant inter-company transactions and balances have been eliminated.

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

Equipment

Equipment is recorded at cost and amortized over its estimated useful economic lives on a declining balance basis as follows, with half of the normal amount being taken in the year of acquisition; Computer Equipment 30%; Exploration Equipment  20%; Office Furniture and Equipment 20%; Truck 30%; Security Equipment 20%.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company conducts exploration activities in Peru and incurs exploration expenditures in Mexican Pesos, Peruvian new soles and U.S. dollars and maintains an administrative office in Canada where expenses are incurred in Canadian dollars. The Company considers the U.S. Dollar to be its functional currency.

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

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of expenses incurred during the period.  Significant areas requiring that the use of management estimates relate to amortization, valuation of mineral properties and stock-based compensation.  Actual results could differ from those estimates.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the Toronto Stock Exchange.  Flow-through shares are common shares, which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, amounts receivable, marketable securities, amounts due to & from related parties, promissory notes receivable, value added tax receivable, and accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of their component balances.

Cash, marketable securities, and amounts receivable are exposed to credit risk due to the potential for parties to default on their contractual obligations.  The maximum potential loss on the financial instruments is equal to the carrying amounts of those items

Stock-Based Compensation

Stock-based compensation is accounted for at fair value using a fair value option pricing model method.  The estimated fair value of awards of stock-based compensation are charged to operations as options vest,   with offsetting amounts recognized as contributed surplus.  The proceeds received by the Company on the exercise of options are credited to share capital.

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

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper that is highly liquid and readily convertible to known amounts of cash, with maturity dates of less than 90 days and includes the dollar equivalent of gold in gold grams .  Cash equivalents are inclusive of accrued interest as receipt of these amounts is also considered to be certain and measurable.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognised on a discounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  The Company has determined that it does not currently have any asset retirement obligations.

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

3.

UNPROVEN MINERAL RIGHTS

PERU

a)

El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company has a 100% interest in the El Tigre, Lunahuana and Las Sorpresas mineral properties, all located in Northern Peru.

During 2004, the Company entered into two separate option agreements whereby the optionee can earn a 51% interest in each of the El Tigre and Las Sorpresas gold properties in Peru by spending $2,500,000 on each property over 3.5 years and by making either cash payments of $570,000 or issuing 250,000 common shares by January 31, 2008.  On July 11, 2006 Orex advised Candente of their decision to withdraw from their option on the El Tigre property.

The Las Sorpresas Property remains under option from Candente to Orex but is not currently active in exploration while community contracts are being negotiated.

b)

Picota Property

Northern Peru

The Company owns mineral claims comprising approximately 3,200 hectares in Northern Peru, which had been acquired by staking.

3.

UNPROVEN MINERAL RIGHTS (Continued)

c)

Pamel Property

Central Peru

The Company owns mineral claims comprising approximately 5,800 hectares in the Western Andes which had been acquired by staking and acquired other claims by the issue of 30,000 shares in 2000 and the commitment to issue 30,000 shares at completion of the initial drilling program. There remains further commitment to issue 50,000 shares upon commencement of commercial production.

During 2005, the Company entered into an option agreement whereby the optionee can earn a 51% interest in the property by spending $2,500,000 over 3.5 years and by making either cash payments of $570,000 or by issuing 250,000 shares, to the Company by May 31, 2010.  The Company remains operator of the exploration program for the period of the agreement.

d)

Las Brujas Property

Northern Peru

The Company owns mineral claims comprising approximately 1,000 hectares in Northern Peru, which had been acquired by staking and the payment of a finder’s fee of 20,000 shares in 2000.

e)

Cañariaco Property

Northern Peru

The Company owns a 100% interest in the Cañariaco mineral property located in Northern Peru which had been acquired for $75,880 in 2001.

f)

Alto Dorado/Toril Property

Central Peru

The Company owns a 100% interest in the Alto Dorado mineral property by payment of $10,000 and the issuance of 100,000 common shares.  The Company paid $50,277 to the Peruvian government to acquire a 100% interest in the Toril claims.  The Alto Dorado property is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% by the Company paying $1,500,000.

During 2005, the Company entered into an option agreement whereby the optionee could earn a 50% interest in the property by spending $5,400,000 over 3.5 years.  The optionee was also granted 535,000 share purchase warrants had they elected to proceed at various stages of the agreement. In March 2006, the optionee advised the Company of their decision to withdraw from their option agreement.

g)

Other Peruvian Properties

The Company owns 20 other mineral properties in Peru totaling approximately 37,832 hectares, which had been acquired by staking.

Michoacan/Mexico State, Mexico

h)

During 2006 the Company entered jointly (50%/50%) into an option agreement with another company.  This agreement gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares).

Newfoundland, Canada

i)

Staghorn Property

The Company has a 100% interest in 67 claims in Southwestern Newfoundland known as the “Staghorn” property by paying Cdn$105,520, issuing 120,000 common shares and completing Cdn$500,000 in exploration expenditures before November 30, 2006. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% by the Company paying Cdn$1,000,000.  During 2006, the Company issued 42,424 common shares in lieu of a required cash payment of Cdn $28,000.

j)

Virgin Arm Property

The Company has staked 92 claims located in the Botwood Basin.

4.

EQUIPMENT

		Accumulated	Net Book Value
	Cost	Amortization	2006	2005
Office furniture and equipment	$ 27,721	$ 15,519	12,202	$10,669
Computer equipment	49,604	30,637	18,967	18,110
Security equipment	13,410	6,437	6,973	8,940
Truck	-	-	-	6,264
Exploration equipment (Canada)	38,234	13,065	25,169	35,956
Exploration equipment (Peru)	196,633	108,756	87,877	91,188
	$ 325,602	$ 174,414	151,188	$171,127

5.

SHARE CAPITAL

a)

Authorized:

Unlimited number of common shares without par value.

b)

Issued:

	December 31, 2006		December 31, 2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	43,718,954	$12,409,512	36,212,704	$ 9,455,852
Private Placements	8,380,066	6,879,155	7,450,000	2,931,455
Stock options	725,000	383,390	- -- -	-
Warrants	300,000	182,134	-	-
Mineral Properties	132,424	99,683	56,250	22,205
Stock-based compensation	-	148,780	-	-
Balance, end of year	53,256,444	$20,102,654	43,718,954	$12,409,512

On March 31, 2006 the company completed a private placement for 5,830,066 shares at Cdn$0.85 for cash proceeds of Cdn$4,573,056.  Each unit consisted of one common share and one half share purchase warrant.  Agents’ fees and other share issue costs of Cdn$256,593 were paid in cash and agents warrants totaling 265,575 were issued.  The Company also completed a private placement on December 7, 2006 for 3,000,000 shares at Cdn$1.25 for cash proceeds of Cdn$3,750,000. Agents fees and other share issue costs of Cdn$105,250 were paid in cash. Each unit consisted of one common share and one half share purchase warrant.

c)

Contributed Surplus

	2006	2005
Balance, beginning of year	$ 1,414,117	$ 1,218,269
Stock-based Compensation on stock options	574,889	195,848
Stock-based Compensation on warrants	25,203	-
Stock options exercised	(148,780)	-
Balance, end of year	$ 1,865,429	$ 1,414,117

5.

SHARE CAPITAL (continued)

d)

Stock options

Expiry Date	Exercise Price Cdn$	Balance December 31, 2005	Issued	Exercised	Expired/ Cancelled	Balance December 31, 2006
6-Feb-07	0.17	60,000	-	(50,000)	-	10,000
5-Apr-07	0.23	36,250	-	(20,000)	-	16,250
23-Apr-07	0.33	65,000	-	-	-	65,000
6-Sep-07	0.33	547,500	-	(90,000)	-	457,500
17-Jan-08	0.48	430,000	-	(5,000)	(10,000)	415,000
4-Feb-08	0.48	521,000	-	(30,000)	(25,000)	466,000
15-Oct-08	0.69	59,850	-	(30,000)	-	29,850
31-Oct-08	0.80	470,000	-	(30,000)	-	440,000
2-Mar-09	0.80	421,650	-	(15,000)	(60,000)	346,650
6-Jul-09	0.70	111,000	-	-	-	111,000
19-Aug-09	0.70	160,000	-	(40,000)	(20,000)	100,000
7-Oct-09	0.70	300,000	-	-	-	300,000
6-Jan-10	0.70	600,000	-	-	(50,000)	550,000
15-Jun-10	0.70	150,000	-	(150,000)	-	-
6-Jul-10	0.70	200,000	-	(75,000)	(75,000)	50,000
7-Nov-10	0.70	200,000	-	-	-	200,000
3-Jan-11	0.70	-	1,053,750	(190,000)	-	863,750
9-Feb-11	0.75	-	275,000	-	(50,000)	225,000
9-Mar-11	0.75	-	375,000	-	-	375,000
21-Jun-11	0.80	-	100,000	-	-	100,000
29-Sep-11	0.85	-	150,000	-	-	150,000
22-Oct-11	0.85	-	1,670,000	-	-	1,670,000
		4,332,250	3,623,750	(725,000)	(290,000)	6,941,000
Weighted Average Prices Cdn		$ 0.56	$ 0.79	$ 0.60	$ 0.70	$ 0.70

At December 31, 2006, the weighted average remaining life of the outstanding options is 3.16 years (2005 - 3.54 years).

During the current year, the Company recorded stock-based compensation expense of $574,889 (2005 - $195,848) and share issue costs for agents’ options of $25,203 (2005 - $Nil).

The fair value of options in 2006 and 2005 has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 3.9 to 4.5% (2005 - 3.3% to 3.7%); an expected life of 5 years (2005 - 5 years); an expected volatility of 52% to 57% (2005 - 40% to 49%); and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models alone do not necessarily provide a reliable measure of the fair value of the Company’s stock option grants.

5.

SHARE CAPITAL (continued)

The fair value of stock options granted to directors, officers and employees were estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2006	2005
Expected volatility	54.14%	43.95%
Risk-free interest rate	4.03%	3.62%
Expected lives	5 years	5 years
Dividend yield	0%	0%

Weighted average fair value of stock options granted	Cdn$0.40	Cdn$0.22

e)

Share Purchase Warrants Outstanding

Expiry Date	Exercise Price Cdn $	Balance December 31, 2005	Issued	Exercised	Expired/ Cancelled	Balance December 31, 2006

22-Oct-06	0.70	300,000	-	(300,000)	-	-
8-Mar-06	0.90	-	320,000	-	(320,000)	-
8-Mar-06	1.35	-	215,000	-	(215,000)	-
31-Mar-07	1.25	-	185,205	-	-	185,205
31-Mar-07	1.25	-	24,870	-	-	24,870
31-Mar-07	1.25	-	52,500	-	-	52,500
31-Mar-07	1.25	-	3,000	-	-	3,000
31-Mar-07	1.25	-	2,690,033	-	-	2,690,033
7-Dec-07	1.65	-	1,500,000	-	-	1,500,000
		300,000	4,990,608	(300,000)	(535,000)	4,455,608
Weighted Average Exercise Price		$ 0.70	$ 1.35	$ 0.70	$ 1.08	$ 1.38

6.

MARKETABLE SECURITIES

At December 31, 2006, the Company held marketable securities with a cost of $33,296 (2005 – $21,496) and a market value of $52,175 (2005 – $25,000).

7.

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

At December 31, 2005, the Company was owed $38,500 for a loan and $4,142 for an expense advance made to a director during the year from a director. These amounts were paid in full during 2006.

8.

LOSS PER SHARE

Loss per share has been calculated using the weighted average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

9.

SEGMENTED INFORMATION

	December 31,	December 31,
	2006	2005
Assets by geographic segment:

Canada	$ 3,880,490	$ 1,551,005
Mexico	25,394	-
Peru	11,235,706	6,647,977

	$15,141,590	$ 8,198,982

10.

INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006	2005
Loss before income taxes for accounting purposes	$(1,792,115)	$(1,426,952)
Adjustments for differences between accounting and taxable income:
Amortization of Equipment	65,018	32,236
Stock-based compensation	574,889	195,848
Resource property costs written-off	3,777	419,470
Unrealized foreign exchange (gains) losses	(63,181)	397
Consolidated loss for tax purposes	(1,1211,612)	(779,001)
Tax rate	39%	39%
Expected tax recovery for the year	(472,529)	(303,810)
Reductions in tax recovery due to:
Valuation allowance	472,529	303,810
Tax expense (recovery) for the year	$ -	$ -

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The significant components of the Company’s future tax assets as at December 31, 2006 are as follows:

	2006	2005
Non-capital loss carry-forwards	$1,927,211	$1,600,280
Resource property exploration expenditures	723,892	654,363
Equipment	30,411	8,709
	2,681,514	2,263,352
Valuation allowance	(2,681,514)	(2,263,352)
	$ -	$ -

10.

INCOME TAXES (continued)

At December 31, 2006, the Company has non-capital losses carried forward for Canadian income tax purposes totaling approximately Cdn $6.6 million, expiring in various periods from 2007 to 2016, and resource and other tax pools available to reduce Canadian taxable income that aggregate approximately Cdn  $2.8 million at December 31, 2006 (2005 - Cdn  $2.6 million).  The Company also has net operating loss carry forwards and resource deductions totaling approximately $4.5 million for Peruvian income tax purposes which are currently being substantiated, and if not utilized to reduce taxable income in future periods, will expire four years after the attainment of profitable commercial operations in Peru.

11.

VALUE ADDED TAX RECEIVABLE

The Company has an agreement with Peruvian taxation authorities for the refund of a portion of the IVA tax paid, subject to audit.  Any amounts not recovered will be added to mineral property costs.

12.

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

	2006	2005	2004
	$	$	$
a) Assets
Unproven Mineral property costs
Unproven mineral property costs under Canadian GAAP	10,701,855	6,717,218	4,978,944
Less unproven mineral property costs	(10,701,855)	(6,717,218)	(4,978,944)
Unproven mineral property costs under U.S. GAAP	-	-	-

b) Operations
Net loss under Canadian GAAP	(1,792,115)	(1,426,952)	(1,556,932)
Unproven mineral property costs expensed under U.S. GAAP	(3,988,414)	(2,157,744)	(2,599,695)
Unproven mineral property costs written-off under Canadian GAAP	3,777	419,470	728,751
Foreign exchange (gain) loss included in comprehensive income under U.S. GAAP	(63,181)	397	(222,216)
Net loss under U.S. GAAP	(5,839,933)	(3,164,829)	(3,650,092)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

c) Deficit

Closing deficit under Canadian GAAP	(7,691,042)	(5,898,927)	(4,471,975)
Adjustment to deficit for unproven mineral property costs written-off under U.S. GAAP	(10,701,855)	(6,717,218)	(4,978,944)
Accumulated other comprehensive (income) loss under U.S. GAAP included in deficit under Canadian GAAP	(298,578)	(235,397)	(235,794)
Closing deficit under U.S. GAAP	(18,691,475)	(12,851,542)	(9,686,713)

	2006	2005	2004
d) Cash Flows - Operating Activities	$	$	$
Funds used for operating activities under Canadian GAAP	(1,234,432)	(903,709)	(613,786)
Reclassify value added tax receivable	(598,335)	(217,853)	(173,781)
Reclassify unproven mineral property exploration costs	(4,142,748)	(2,216,323)	(2,690,634)
Reclassify unproven mineral property acquisition costs	(284,053)	(203,328)	(288,915)
Reclassify option payments and exploration funds received	1,242,520	300,000	769,896
Funds used for operating activities under U.S. GAAP	(5,017,048)	(3,241,213)	(2,997,220)

e) Cash Flows - Investing Activities
Funds used for investing activities under Canadian GAAP	(5,070,215)	(2,691,898)	(3,296,329)
Reclassify value added tax receivable	598,335	217,853	173,781
Reclassify unproven mineral property exploration costs	4,142,748	2,216,323	2,690,634
Reclassify unproven mineral property acquisition costs	284,053	203,328	288,915
Funds used for investing activities under U.S. GAAP	(45,079)	(54,394)	(142,999)

f) Cash Flows – Financing Activities
Funds provided by financing activities under Canadian GAAP	8,712,402	3,231,633	1,283,052
Less option proceeds and exploration funds received and included as income under U.S. GAAP	(1,242,520)	(300,000)	(769,896)

Funds used for financing activities under U.S. GAAP	7,469,882	2,931,633	513,156

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

g)

Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share.  Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until all contingencies for the issue of these shares have been met. The following is a reconciliation of the denominators and the basic and diluted loss per share calculations under U.S.GAAP:

	2006	2005	2004
	$	$	$
Numerator: Net loss for the year under U.S. GAAP (per Note 12 (b))	(5,839,933)	(3,164,829)	(3,650,092)
Denominator: Weighted-average number of shares under Canadian GAAP	48,318,120	41,585,889	35,763,716
Adjustment required under U.S. GAAP (escrow shares)*	-	-	-
Weighted-average number of shares under U.S. GAAP	48,318,120	41,585,889	35,763,716
Basic and diluted loss per share under U.S. GAAP	$ (0.12)	$ (0.08)	$(0.10)

*As at December 31, 2004, all escrow contingencies were met and therefore the escrow shares are not excluded from the calculation. The shares were released during 2005.

h)

Stockholders’ Equity

i)

Stock-based Compensation

There are no differences between Canadian and US GAAP for the years ended December 31, 2006, 2005 and 2004 regarding the disclosure of stock-based compensation.

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

The following provides reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2006	2005	2004

Investments under Canadian GAAP	$ 33,296	$ 21,496	$ 20,799
Other Comprehensive Income (Loss) under U.S. GAAP – current year	15,375	(4,885)	8,389
Accumulated Other Comprehensive Income (Loss) under U.S. GAAP – previous years	3,504	8,389	-
Investments under US GAAP	$ 52,175	$ 25,000	$ 29,188

12.

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

Financial statements line items would be impacted from the adoption of U.S. GAAP standards applicable to foreign currency and marketable securities accounting, as follows: (i) and (j)*.

i)

Comprehensive Income (Loss)

	2006 $	2005 $	2004 $
Comprehensive income (loss) under Canadian GAAP	-	-	-
Net loss under U.S. GAAP (per note 12 (b))	(5,839,933)	(3,164,829)	(3,650,092)
Other comprehensive income (loss) under U.S. GAAP:
Foreign exchange translation gain (loss)	63,181	(397)	222,216
Holding gains (losses) on marketable securities	15,375	(4,885)	8,389
Comprehensive (loss) under U.S. GAAP	(5,761,377)	(3,170,111)	(3,419,487)

j)

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

	2006	2005	2004
Accumulated other comprehensive loss under Canadian GAAP	$ -	$ -	$ -
Other comprehensive loss under U.S. GAAP – 2002 and prior	(11,563)	(11,563)	(11,563)
Other comprehensive income under U.S. GAAP – 2003	25,141	25,141	25,141
Other comprehensive income under U.S. GAAP – 2004	230,605	230,605	230,605
Other comprehensive loss under U.S. GAAP – 2005	(5,282)	(5,282)	-
Other comprehensive income under U.S. GAAP – 2006	78,556	-	-
Accumulated other comprehensive income (loss) under U.S. GAAP	317,457	238,901	244,183

* For purposes of convenience in connection with this pro-forma disclosure, U.S. GAAP standards in respect to foreign currency accounting have been applied prospectively as at January 1, 2000.

k)

Share Purchase Warrants

The SEC has recently provided guidance to their interpretation of the US accounting rules contained in the Statement of Financial Accounting Standards 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities as it relates to the accounting treatment for the Company’s share purchase warrants under US GAAP.

Under Canadian GAAP, share purchase warrants are accounted for as equity.  The SEC’s interpretation of SFAS 133 appears to require that when a Company’s share purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, those share purchase warrants must be fair valued with any resulting gains or losses being included in the calculation of US GAAP earnings.  In these circumstances a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases).  Upon exercise the relevant liabilities is transferred to common shares.

The Financial Accounting Standards Board (“FASB”) has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk.  This project is expected to provide further US GAAP guidance in respect of accounting for share purchase warrants.

The Company expects to make the adjustment when required but has not reflected this change at this time.  The Company has estimated a fair value of $72,553 using the Black-Scholes Option Pricing Model, based on the following assumptions: risk free rate of 4.04%; expected dividend yield of nil; an expected volatility of 54%; and an expected life of 0.52 years.

13.

COMPARATIVE FIGURES

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation used in 2006.

14.

SUBSEQUENT EVENTS

Subsequent to December 31, 2006:

a)

The Company received cash of Cdn$224,825 from the exercise of 297,500 stock options by employees and consultants.  The option exercise prices were between Cdn$0.17 and Cdn$0.85.

b)

424,780 warrants have been exercised at $1.25 for which the company received cash of Cdn$530,975.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corp.

Registrant

Dated: April 26, 2007

Signed: /s/  Joanne Freeze

Joanne Freeze,

President, CEO and Director

#