Form 20-F/A
period 2006-12-31
CANDENTE RESOURCE CORP
filed 2007-10-31
CIK 1163583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment #1

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

Index to Exhibits on Page 134

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

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This section uses the term "Measured Resources" and “Indicated Resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. US investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

DECEMBER 2006 UPDATED RESOURCE – MEASURED AND INDICATED RESOURCE

Cut-off Grade	Measured Tonnes (million)	Copper Grade of Measured (% Cu)	Indicated Tonnes (million)	Copper Grade of Indicated (% Cu)
0.5	92	0.62	94	0.59
0.40	170	0.54	222	0.51
0.30	255	0.48	388	0.44
0.20	320	0.43	540	0.39

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This section uses the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. US investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically mineable, or will be upgraded into measured or indicated mineral resources.

DECEMBER 2006 UPDATED RESOURCE – INFERRED RESOURCE

Cut-off Grade	Inferred Tonnes (million)	Copper Grade of Inferrred (% Cu)
0.5	33	0.61
0.40	81	0.51
0.30	177	0.42
0.20	317	0.45

The updated resource is based on all drilling results as of December 2006, which includes 82 holes drilled by Candente. Mineral resources have been estimated using the Block Model. The Measured Resource was calculated based on holes spaced 75 meters or closer, while the Indicated Resource was calculated based on the holes spaced between 75 meters and 150 meters. Inferred Resources were calculated for holes spaced greater than 150 meters and within the 0.1% total copper grade shell.

The resource comprises approximately 45% soluble copper (in oxide and chalocite) and 55% refractory copper (in chalcopyrite). Resource estimates are based on a development model utilizing open pit mining, crushing and heap leaching of chalcocite, copper oxide and chalcopyrite mineralization. Ore and waste rock will require drilling and blasting; blasted material will be removed using loaders and diesel haul trucks. Copper cathode would be produced on site in an Solvent extraction/electrowinning (SX-EW) plant. Leach testing on project material showed recovery by heap leaching to be 75% to 80% of the copper oxide and chalcocite, and 40% of the chalcopyrite, after 220 days.

The report estimates a total resource (in all categories) of 820 million tonnes (MT) grading 0.45% copper at a cut-off grade of 0.30% copper.  Measured and Indicated resource categories make up 78% of the 820 MT. Within the 820 MT, a Starter Pit of 107 MT grading 0.60% Cu has been delineated with a strip ratio of 1.4 to 1.  A total of 97% of the 107 MT was in the Measured and Indicated categories.

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

Planned Work Program

The Company will continue with drilling in 2007 and complete the feasibility study.

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

Stage I comprising a US$400,000 drilling program commenced in early January 2006.  Candente had the right to operate all exploration during Stages I and II.  In addition a total of 535,000 warrants were issued. 320,000 warrants were exercisable @ $0.90 per share only when Gallipoli elected to proceed from Stage I to Stage II exploration.  The warrants were exercisable for a period of 60 (sixty) days starting from the date that all results from the Stage I exploration program had been released to the public and had to be exercised prior to commencement of Stage II exploration.  215,000 warrants were exercisable @ $1.35 per share only when the Gallipoli elected to proceed from Stage II to Stage III exploration and development.  The 215,000 Warrants are exercisable for a period of 60 (sixty) days starting from the date that all results from the  Stage II exploration have been released to the public and must be exercised prior to commencement of Stage III exploration and development.  On March 8, 2006, Gallipoli advised the Company of their decision to withdraw from their option agreement on the Alto Dorado Gold-Copper project in Peru. Candente reverted back to 100% ownership of the property.

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
			57
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
			58
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
			59
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

Table No. 12

Stock Options Outstanding

	Number of	Number of
	Common Stock	Stock Options	Exercise	Expiration
Name	Options Granted	Vested	Price	Date
Joanne Freeze	100,000	75,000	$0.70	3-Jan-11
CEO, President and Chairman,	100,000	100,000	$0.33	6-Sep-07
Director	100,000	100,000	$0.48	17-Jan-08
	50,000	50,000	$0.48	4-Feb-08
	100,000	100,000	$0.80	31-Oct-08
	150,000	150,000	$0.70	6-Jan-10
Fredy Jose Huanqui Guerra	100,000	75,000	$0.70	3-Jan-11
VP Business Development and	100,000	100,000	$0.33	6-Sep-07
Exploration Latin America,	100,000	100,000	$0.48	17-Jan-08
Director	50,000	50,000	$0.48	4-Feb-08
	100,000	100,000	$0.80	31-Oct-08
	150,000	150,000	$0.70	6-Jan-10
Larry Kornze	65,000	65,000	$0.33	31-May-07
Independent Director	100,000	100,000	$0.33	30-May-07
	50,000	50,000	$0.48	17-Jan-08
	50,000	50,000	$0.48	4-Feb-08
	100,000	100,000	$0.80	31-Oct-08
Peter de Visser	43,750	32,813	$0.70	3-Jan-11
Chief Financial Officer, Director	61,250	61,250	$0.33	6-Sep-07
	75,000	75,000	$0.48	17-Jan-08
	50,000	50,000	$0.48	4-Feb-08
	20,000	20,000	$0.80	31-Oct-08
	50,000	50,000	$0.70	6-Jan-10
Maria Eugenia Montagne,	40,000	30,000	$0.70	3-Jan-11
Corporate Secretary/Treasurer	16,250	16,250	$0.23	4-Apr-07
	53,750	53,750	$0.33	6-Sep-07
	50,000	50,000	$0.48	17-Jan-08
	50,000	50,000	$0.48	4-Feb-08
	50,000	50,000	$0.80	31-Oct-08
	40,000	40,000	$0.70	6-Jan-10

	Number of Common Stock Options Granted	Number of Stock Options Vested	Exercise Price	Expiration Date
Michael Casselman	100,000	75,000	$0.70	3-Jan-11
Director	326,500	326,500	$0.80	3-Feb-09
	73,500	73,500	$0.70	6-Jul-09
James Currie Independent Director	250,000	250,000	$0.70	7-Oct-09
Peter Megaw	100,000	100,000	$0.70	28-Oct-09
Independent Director	150,000	150,000	$0.70	6-Jan-10

Andrew Smith	125,000	93,750	$0.75	9-Feb-11
Independent Director	125,000	93,750	$0.75	9-Mar-11
Thomas Rinaldi	400,000	100,000	$0.85	3-Oct-11
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

Form 302 Certifications

      Form 906 Certifications

Signature Page

#

CANDENTE RESOURCE CORP.

Consolidated Financial Statements

December 31, 2006

(Stated in U.S. Dollars)

AUDITORS’ REPORT

To the Shareholders of

Candente Resource Corp.

We have audited the consolidated balance sheet of Candente Resource Corp. as at December 31, 2006 and the consolidated statement of operations, of accumulated unproven mineral rights, and deficit and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

#

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

“Staley, Okada & Partners”

#

Vancouver, B.C. March 22, 2006

STALEY, OKADA & PARTNERS CHARTERED ACCOUNTANTS

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

#

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

#

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

#

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

#

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

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the Company included herein are inclusive of the Canadian parent company and its wholly owned subsidiaries in the British Virgin Islands, Peru and its 50% subsidiary in Mexico which is accounted for on a proportional basis of accounting.  All significant inter-company transactions and balances have been eliminated.

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

Dated: October 26, 2007

Signed: /s/  Joanne Freeze

Joanne Freeze,

President, CEO and Director

#