Form 20-F/A
period 2006-12-31
CANDENTE RESOURCE CORP
filed 2007-11-30
CIK 1163583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment #2

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

DECEMBER 2006 UPDATED RESOURCE – MEASURED AND INDICATED RESOURCE

			Grades (%)
Cut-off Grade (Total Cu%)	Resource Class	Tonnes	Oxide	Chalcocite	Chalopyrite	Total Cu (%)

0.30	Measured Indicated	254,727,579 388,051,508	0.031 0.026	0.186 0.165	0.261 0.250	0.478 0.441
Measured + Indicated		642,779,087	0.028	0.173	0.254	0.456

0.40	Measured Indicated	170,206,396 222,362,155	0.035 0.028	0.215 0.190	0.292 0.290	0.541 0.508
Measured + Indicated		392,568,551	0.031	0.201	0.291	0.522

0.50	Measured Indicated	92,410,149 94,170,413	0.040 0.034	0.260 0.244	0.320 0.315	0.620 0.592
Measured + Indicated		186,580,562	0.037	0.252	0.317	0.606

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

DECEMBER 2006 UPDATED RESOURCE – INFERRED RESOURCE

			Grades (%)
Cut-off Grade (Total Cu%)	Resource Class	Tonnes	Oxide	Chalcocite	Chalopyrite	Total Cu (%)

0.30	Inferred	177,200,218	0.015	0.155	0.251	0.421
0.40	Inferred	81,188,803	0.018	0.207	0.284	0.509
0.50	Inferred	32,645,504	0.20	0.307	0.280	0.607

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

The economic cutoff is 0.30% of total copper, using the following economic parameters:

Ore Mining:

$3.78 per cubic meter ($1.50 per tonne milled)

Waste Mining:

$2.90 per cubic meter ($1.50 per tonne milled)

Processing & Administrative:

$1.92 per tonne milled

Copper Price:

$1.10 per lb

Recoveries:

75% for oxide & chalocite/40% for Chalopyrite sulphide ore

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

In January and February 2006, a 2,083 metre drill program was carried out on the Alto Dorado Property to test the largest and most northern of three porphyry centres in Olla zone.  Results confirm the presence of a very extensive porphyry style copper system.  In addition, two zones of high sulphidation alteration and mineralization (native sulphur, enargite, massive to vuggy silica and alunite) were intersected in the two northern most holes.  Two of the holes are believed to have been drilled over the centre of the porphyry copper-gold system.  It is believed that a higher grade core of this system could lie beneath this area as the alteration and mineralization was getting stronger with depth.  The drilling was funded by Gallipoli Mining and future drilling is recommended for the two southern porphyry targets and deeper drilling on the northern porphyry target in the Olla zone as well as the high sulphidation gold targets in the north Olla zone and Ana and Toril zones.

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